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AQUAVENTURE HOLDINGS LLC INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on September 25, 2015

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AquaVenture Holdings LLC*
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	4941 (Primary Standard Industrial Classification Code Number)	20-8049083 (I.R.S. Employer Identification Number)

14400 Carlson Circle
Tampa, FL 33626
(813) 855-8636
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Douglas R. Brown
Chief Executive Officer
AquaVenture Holdings LLC
14400 Carlson Circle
Tampa, FL 33626
(813) 855-8636
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Mark H. Burnett, Esq. Michael J. Minahan, Esq. Gregg L. Katz, Esq. Goodwin Procter LLP 53 State Street Boston, MA 02109 (617) 570-1000	Tracey A. Zaccone, Esq. Brian M. Janson, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

            If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☐

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common shares	$100,000,000	$11,620

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes the aggregate offering price of additional common shares that the underwriters have the option to purchase to cover overallotments, if any.

            The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

*
The registrant will be a public limited company organized under the laws of Curaçao known as AquaVenture Holdings N.V. Prior to the effectiveness of this registration statement, the following transactions will be completed: AquaVenture Holdings LLC will contribute to AquaVenture Holdings N.V., a Curaçao N.V. (naamloze vennootschap), the stock of Quench USA, Inc. and Seven Seas Water Corporation and all cash and other remaining assets and liabilities (other than the shares of AquaVenture Holdings N.V. it holds) in exchange for additional shares of AquaVenture Holdings N.V., which is curently expected to occur on or after October 1, 2015. Subsequently, AquaVenture Holdings LLC will merge with a newly formed subsidiary of AquaVenture Holdings N.V., resulting in the distribution of the shares of AquaVenture Holdings N.V. then held by AquaVenture Holdings LLC to its members pursuant to the terms of its limited liability company agreement. Quench USA Holdings LLC, a member of AquaVenture Holdings LLC, will then merge with a separate newly formed subsidiary of AquaVenture Holdings N.V., resulting in the distribution of the shares of AquaVenture Holdings N.V. it holds to its members pursuant to the terms of its limited liability company agreement. We refer to these transactions as the LLC Conversion. Common shares of AquaVenture Holdings N.V. will be offered by the prospectus that forms part of this registration statement. For convenience, except as context otherwise requires, all information included in the prospectus that forms part of this registration statement is presented giving effect to the LLC Conversion. Upon the contribution of assets included in the LLC Conversion, the historical consolidated financial statements of AquaVenture Holdings LLC in this registration statement will become the historical consolidated financial statements of AquaVenture Holdings N.V.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 25, 2015

PRELIMINARY PROSPECTUS

                        Shares

AquaVenture Holdings LLC

Common Shares
$      per share

        This is the initial public offering of our common shares. We are selling                  common shares. We currently expect the initial public offering price to be between $            and $            per share.

        We have granted the underwriters an option to purchase up to                additional common shares.

        We have applied to have the common shares listed on the New York Stock Exchange under the symbol "WAAS."

        Investing in our common shares involves risks. See "Risk Factors" beginning on page 16.

        We are an "emerging growth company" as defined under the federal securities laws and, as such, we will be eligible to comply with certain reduced public company reporting requirements. See "Summary—Implications of Being an Emerging Growth Company."

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions (1)	$	$
Proceeds to AquaVenture Holdings LLC (before expenses)	$	$

(1)
We refer you to "Underwriting" for additional information regarding underwriter compensation.

        The underwriters expect to deliver the shares to purchasers on or about                , 2015 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

Citigroup	Deutsche Bank Securities	RBC Capital Markets

Co-Managers

Canaccord Genuity	Raymond James

                , 2015

        We are responsible for the information contained in this prospectus and in any free-writing prospectus we prepare or authorize. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

 SUMMARY

        This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common shares. You should read this entire prospectus carefully, including the sections titled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Operating Results" and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms "AquaVenture," "the company," "we," "us," and "our" in this prospectus refer to AquaVenture Holdings LLC and its subsidiaries.

 Our Company

        AquaVenture is a multinational provider of Water-as-a-Service, or WAAS, solutions that provide our customers with a reliable and cost-effective source of clean drinking and process water primarily under long-term contracts that minimize capital investment by the customer. We believe our WAAS business model offers a differentiated value proposition that generates long-term customer relationships, recurring revenue, predictable cash flow and attractive rates of return. We offer our solutions in North America, the Caribbean, Latin America and the Middle East.

        We deliver our WAAS solutions through two operating platforms: Seven Seas Water and Quench. Seven Seas Water is a multinational provider of desalination and wastewater treatment solutions, providing 7 billion gallons of potable, high purity industrial grade and ultra-pure water (which is water that is treated to meet the higher purity standards required for industrial, semiconductor, utility or pharmaceutical applications) per year to governmental, municipal, industrial and hospitality customers. Contracts under our Seven Seas Water platform typically have a term of 10 to 20 years. We acquired Quench in June 2014. Quench is a U.S.-based provider of Point-of-Use, or POU, filtered water systems and related services to more than 40,000 institutional and commercial customers, including more than half of the Fortune 500. In our Quench business, our current typical initial contract term is three years with an automatic renewal provision, and our unit attrition rates imply an average rental period of more than 10 years. We define ``unit attrition rate" as a ratio, the numerator of which is the total number of removals of company-owned and billed rental units during the trailing 12-month period, and the denominator of which is the average number of company-owned and billed rental units during the same 12-month period.

        We leverage our operating and engineering expertise to develop and deliver highly reliable WAAS solutions by applying various water purification technologies, including reverse osmosis, carbon filtration, deionization, membrane bioreactors and ultraviolet sanitization. We own and operate our water systems, enabling our customers to outsource a non-core activity without investing significant capital or managerial resources.

        We believe that we are well positioned to capitalize on global growth opportunities driven by population growth, increasing urbanization and water scarcity, increasing focus on health and wellness, and the environmental impact of bottled water consumption. We believe our focus on delivering best-in-class service and efficiency to our customers will continue to lead to substantial new business, contract extensions and customer expansion opportunities. We also have a demonstrated track record of identifying, executing and integrating acquisitions, with Seven Seas Water and Quench having completed more than a dozen transactions since 2007. We plan to continue to pursue acquisitions that will expand our geographic presence, broaden our service offerings and allow us to move into additional markets.

        We are led by a talented management team with extensive industry experience, engineering knowledge, operational expertise and financial capabilities. Our team has a demonstrated record of execution, having built AquaVenture into a leader in the major markets we serve. Our Seven Seas Water team currently operates our nine water treatment facilities and previously designed and operated more than 50 desalination plants with Ionics, Incorporated (a former NYSE-traded water treatment technology company purchased by General Electric Co. in 2005). Our Quench team has grown Quench's company-owned and billed POU filtered water system installed base from approximately 11,300 units in 2009 to more than 80,000 today through organic growth and targeted acquisitions.

        For the fiscal year ended December 31, 2014, we generated revenues of $67.1 million, which represents a compounded annual growth rate, or CAGR, of 34.4% from 2009 to 2014. As of August 31, 2015, we had 539 employees.

Seven Seas Water

        Our Seven Seas Water business offers WAAS solutions by providing outsourced desalination and wastewater treatment services for governmental, municipal, industrial and hospitality customers. Our solutions utilize seawater reverse osmosis, or SWRO, and other purification technologies to produce potable and high purity industrial process water in high volumes for customers operating in regions with limited access to potable water. We assume responsibility for designing, financing, constructing, operating and maintaining the water treatment facilities. In exchange, we typically enter into long-term agreements to sell to our customers agreed-upon quantities of water that meet specified quality standards for a contracted period, for which we are paid based on actual or minimum required unit consumption. We typically enter into contracts with a term of 10 to 20 years, except in situations in which emergency water is needed or we assume an existing contract from an existing operator. With this approach, our customers benefit from a highly reliable, long-term clean water supply with predictable pricing, low customer capital investment and outsourced management of operations and maintenance.

        We offer customized solutions, often implemented using containerized or modular equipment that allows us to quickly commission, expand, curtail or move production capacity. We design, procure and engineer systems to meet the customer's specific requirements with regard to source water conditions and specific water quality and quantity needs. Once a plant commences operations, customer water demand typically increases over time, often leading to plant expansion and contract extension opportunities. We also offer quick deployment solutions to address emergency water shortages, such as those caused by natural disasters or failure and/or overburdening of existing water production infrastructure, and water reuse solutions for industrial users seeking to minimize wastewater.

        We are a leading provider of water to the Caribbean market, where we are currently the primary supplier to the U.S. Virgin Islands, or the USVI, Dutch Sint Maarten, or St. Maarten, and the British Virgin Islands, or BVI. We also maintain significant plant operations in Trinidad and Curaçao. We currently own and operate nine water treatment facilities in the Caribbean region producing over 7 billion gallons of purified water per year under long-term contracts. These projects are described in more detail in the section entitled "Business—Seven Seas Water—Our Desalination Plants."

        On June 11, 2015, through our acquisition of the capital stock of Biwater (BVI) Holdings Limited, we began operating a SWRO desalination plant in Paraquita Bay on Tortola, BVI, with 2.8 million gallons per day, or GPD, of installed capacity. The Paraquita Bay plant provides water to the BVI government pursuant to a 16-year contract, of which approximately 15 years remain. This acquisition further enhances our presence in the Caribbean.

        We expect to grow our Seven Seas Water business by expanding existing operations as customer demand increases and by selectively entering underserved markets through both new project development and acquisitions. We believe that there are a large number of medium-scale desalination plants (which we define as plants with approximately 3 million GPD to 13 million GPD of output capacity) in operation globally that could benefit from our ownership and operating expertise. Leveraging our strength in the Caribbean market and our reputation for reliability, quality and operating efficiency, we are pursuing new opportunities in North America, Latin America, India and the Middle East.

Quench

        Our Quench business offers WAAS solutions by providing bottleless filtered water coolers and other products that use filtered water as an input, such as ice machines, sparkling water dispensers and coffee brewers, to customers across the United States. Our POU systems purify a customer's existing water supply, offering a cost-effective, convenient, and environmentally-friendly alternative to traditional bottled water coolers, or BWC. We offer our solutions to a broad mix of industries, including government, education, medical, manufacturing, retail and hospitality, among others, including more than half of the Fortune 500. We install and maintain our filtered water systems in exchange for a monthly rental fee, typically under multi-year contracts that renew automatically. With an installed base of more than 80,000 company-owned systems, we believe that we are one of the largest POU-focused water services companies operating in the United States. We service customers across the United States and have a direct presence in 40 of the largest U.S. metropolitan markets. We generate sales by leveraging our team of field and inside sales representatives, supported by a marketing team with expertise in digital and traditional media. Our scale, product breadth and service expertise provide us a competitive advantage. These capabilities also help to create customer loyalty and preserve our market share. Our unit attrition rates imply an average rental period of more than 10 years.

Market Opportunity

        We primarily operate in two water sectors—desalination and commercial water filtration. We believe both sectors offer us opportunities for significant organic and inorganic growth due to their size, positive long-term growth trends and fragmentation.

        A number of key macroeconomic factors shape the global water sector, including population growth, an increasing water supply-demand imbalance, urbanization, industrialization, and consumers' heightened health and environmental awareness. Global water demand has outpaced population growth, leading to chronic water scarcity in many regions around the world. According to data from the United Nations, global water demand (excluding irrigation) will grow three times faster than the global population. In addition, as an increasing portion of the global population moves to cities, the need for sustainable water infrastructure solutions in urban areas is expected to increase.

        As clean water demand continues to grow, we believe the need for water treatment technologies, such as desalination and POU filtration, will increase, and we believe both of our operating platforms are well positioned to benefit from these trends.

Global Desalination Market

        Approximately 1% of the world's population depends on desalinated water to meet their daily water consumption needs. While historically a niche market due to the relatively high cost of production, desalination has become a more economical solution as desalination membrane and system technology has improved and equipment costs have declined.

        In recent years, there has been a rapid increase in the installation of new seawater desalination capacity. According to Global Water Intelligence, from 2004 to 2014 global contracted capacity more than doubled to more than 23 billion GPD. Approximately 29% of the desalination capacity globally is produced by medium-scale plants, which is our target market. We estimate that global medium-scale desalination plants generate approximately $7 billion in revenue from clean water sales annually. Many of the existing medium-scale plants are owned and operated by local governments and companies, and operating desalination facilities is generally not their core competency. As a result, we believe a large number of these plants could benefit from our ownership and operating expertise to generate more reliable and lower-cost clean water.

        According to the World Resources Institute's Aqueduct rankings, the Caribbean is one of the most water-scarce regions of the world in terms of fresh water availability, comparable to the Western Sahara and parts of the Middle East. We believe our Seven Seas Water platform is a leading desalination solution provider in the Caribbean, where we operate nine water treatment facilities. Our installed capacity in the Caribbean has grown from 9.2 million GPD in 2010 to 27.2 million GPD in 2015, which represents more than 30% of the region's existing medium-scale desalination capacity. Many of the Caribbean region's current desalination facilities utilize older thermal technologies that are more costly to operate than membrane-based SWRO systems. Replacing these thermal plants with new membrane plants is a significant additional opportunity for us. Given our compelling value proposition, extensive presence, and operational expertise in SWRO plants, we believe we are well positioned to further grow our Caribbean business.

        We currently have a presence or targeted business development activities in the Caribbean, Latin America, the Middle East, North America and India. The total installed capacity of medium-scale desalination plants in these locations is more than 2 billion GPD. We target specific attractive end markets, such as the municipal drinking water, mining, oil and gas, and ultra-pure industrial process water markets, in both large and mature markets, such as the United States and Saudi Arabia, as well as in fast-growing developing markets, such as Chile, Mexico and India. We believe we are well positioned to pursue opportunities in these markets through new project development, partnerships with local firms and strategic acquisitions.

U.S. Water Cooler Market

        According to a 2013 study by Zenith International, or Zenith, the U.S. commercial water cooler market is a $2.6 billion per year market, with more than 3.8 million units installed. POU water coolers represent 13.8% of that market by revenue. We believe that POU systems are taking market share from BWC systems for a variety of reasons, including cost, convenience, health benefits and environmental concerns. For example, Zenith attributes approximately 70% of all new POU accounts in the United States in 2013 to BWC conversions. As a result, from 2008 to 2013, the market share of POU systems on an installed unit basis grew from 14% to 21%, which represents an annualized unit growth rate of 9%. Zenith expects the number of POU units to grow at a CAGR of more than 8% between 2013 and 2018, while the number of installed BWC units is projected to remain nearly flat during the same period.

U.S. Water Cooler Market Share
(Source: Zenith)

        We estimate that our market share is more than 6.7% of commercial POU systems on an installed unit basis, and more than 8.7% on a revenue basis. The U.S. POU water cooler market is highly fragmented with hundreds of small regional providers, representing an opportunity for consolidation. Given the size of our addressable market and the fragmentation of the industry, we believe we are well positioned to realize growth with our focus on the commercial POU market.

 Our Strengths

Differentiated Water-as-a-Service Business Model

        Our WAAS business model offers an attractive value proposition to our customers by providing clean drinking and process water in a reliable, capital-efficient, cost-effective and flexible manner. Our long-term, service-focused model minimizes customer capital investment and yields long-term customer relationships. We invest capital in developing and installing engineered water systems, and generate predictable and steady revenue, earnings and cash flow, as well as an attractive return on invested capital.

Excellence in Execution Driven by Engineering and Operational Expertise

        Our experience in implementing, operating and servicing water filtration technologies is at the core of our water solutions. Our expertise drives our ability to offer customized solutions to satisfy our customers' water needs.

        Our engineering experience and expertise is critical in developing Seven Seas Water desalination solutions that meet each customer's specific water quality standards and quantity needs adapted to local conditions, including different feedwater sources. Another important aspect of engineering expertise is reliability, as evidenced by our ability to achieve an average plant uptime of approximately 97% since 2013, which provides our customers an uninterrupted water supply. Furthermore, our prefabricated containers and modular equipment are specially designed for quick deployment and maximum flexibility to adjust output capacities, allowing us to react quickly to customer emergencies or changes in demand.

        Our Quench POU filtered water systems utilize a variety of water purification technologies, including reverse osmosis, carbon filtration, deionization and ultraviolet sanitization. Our service technicians are trained to maintain and service our POU systems to provide a convenient, reliable and high quality water supply.

Experienced Management Team with Demonstrated Track Record

        Our management team, led by Chief Executive Officer Douglas R. Brown, President Anthony Ibarguen and Chief Financial Officer Lee S. Muller, has extensive industry experience. This team has a demonstrated track record of managing costs, adapting to changing market conditions, and financing, acquiring, integrating and operating new businesses and water plants.

        Our Seven Seas Water team currently operates our nine water treatment facilities and previously designed and operated more than 50 desalination plants with Ionics, Incorporated. Their significant expertise has been instrumental in creating customized and highly reliable desalination solutions even in demanding water applications.

        Our Quench team also has a demonstrated track record of expanding the Quench platform by adding new customers, retaining existing customers, and acquiring and integrating numerous POU filtered water service providers.

Strong Competitive Position Supported by Long-Term Customer Relationships

        We have long-standing customer relationships. In our experience, customers typically extend their contracts significantly beyond the original term, as the need for a clean, reliable water supply continues and the customer realizes the value proposition of our WAAS business model. Furthermore, we believe our operating and engineering expertise, experienced management team, and scale put us at the forefront of our industry, and that significant investment would be required for others to replicate our platforms.

        Our water supply agreements under our Seven Seas Water platform typically provide for initial terms of up to 20 years and typically contain contractual provisions for cost pass-through and minimum volume requirements. In addition, we have a reputation for quality and customer service. We have a track record of expanding and extending our initial contracts into longer-term agreements with increasing water purchase volumes, in part, because we provide our customers with a cost-effective and reliable water solution.

        Based on a 2013 study by Zenith International, we believe our Quench platform is one of the largest POU-focused water service companies operating in the United States. Our current typical initial contract term is three years with an automatic renewal provision, and our unit attrition rates imply an average rental period of more than 10 years, in part, because we provide highly reliable and efficient services. We believe our scale, product breadth and reliability, and customer service are key differentiators in a highly fragmented industry primarily composed of smaller providers.

Significant Experience Identifying and Integrating Acquisitions

        Identifying and executing value-enhancing acquisitions is core to our growth strategy. Under our Seven Seas Water platform, we have acquired four operating desalination facilities, which had an aggregate capacity of 7.1 million GPD at the time of acquisition. Quench has also completed ten acquisitions since 2008, two of which occurred after our acquisition of Quench in June 2014, significantly expanding our installed base. We routinely evaluate opportunities for acquisitions and believe our experience and success in identifying, executing, integrating and operating acquisitions enable us to deploy capital effectively, create shareholder value and increase our market share.

Strong Financial Performance

        We have demonstrated sustained revenue growth with attractive margins under long-term customer relationships, enabling high returns on invested capital.

        Our revenues grew at a CAGR of 34.4% from 2009 to 2014. We believe we can continue our revenue growth by acquiring customers, expanding our relationships with our customers, expanding into new geographies and complementary services, and selectively acquiring related water services businesses.

        We achieve our margins due to our strong customer value proposition and our operating efficiency. For the years ended 2013 and 2014, our Adjusted EBITDA was $7.6 million and $18.8 million, respectively, while our Cash Operating Profit, which represents Adjusted EBITDA before selling and marketing expense, was $12.3 million and $29.2 million, respectively. We believe we have significant opportunities to continue to expand our margins as we further increase our scale and operating leverage. See "—Summary Consolidated Financial and Other Data—Reconciliation of Non-GAAP Financial Data" for a reconciliation of our GAAP net (loss) income to Adjusted EBITDA and Cash Operating Profit.

        To support our continuing growth, we are incurring significant selling and marketing costs, which results in lower GAAP-based margins. However, after one of our systems has been installed, the related ongoing selling and marketing costs are low for the remaining term of the contract. As a result, we believe Cash Operating Profit, which represents Adjusted EBITDA before selling and marketing expense, is an important economic measure as it more closely approximates the recurring cash generated by our installed base.

 Our Strategy

Continue to be an Industry Leader in Quality, Service and Efficiency

        We will continue to focus on servicing our customers and responding to changing customer needs and emergency situations in the water industry. Our WAAS business model helps us to control reliability and quality and ensure compliance with health standards and customer specifications. Our Seven Seas Water desalination plants operate efficiently with an average uptime of approximately 97% since 2013, providing an uninterrupted supply of water for our customers. Our Quench platform benefits from significant economies of scale that are expected to continue as the business grows.

Drive Sustainable and Profitable Growth

        We are focused on long-term, sustainable equity returns and intend to continue to deploy capital in high return opportunities. In both platforms, we have recurring revenue that is derived from predictable and contractually-obligated payments. In addition, our Seven Seas Water margins often benefit from contractual inflation-protection and cost pass-through provisions. We believe our growth will further enhance operating leverage and drive margin expansion.

Develop New Business Opportunities and Add New Customers for Growth

        We intend to continue to develop new business opportunities and add new customers supported by our experienced sales and marketing teams.

        Our Seven Seas Water platform has a dedicated business development team focusing on new project development opportunities globally. We strategically focus on providing municipal drinking water, wastewater recovery and industrial process water systems in the Middle East, Latin America (Mexico, Chile, Peru, Colombia), India, and new territories in the Caribbean. We also intend to expand our Seven Seas Water platform to U.S. areas, such as Texas, that are characterized by both a high concentration of process industry and water scarcity.

        Quench has an experienced and growing team of sales and marketing professionals responsible for new customer acquisition and expansion of existing customer relationships. Our sales representatives leverage our innovative, internet-focused marketing and lead generation platform to add new customers. We also have dedicated sales teams targeting certain industries, such as government, education and medical, as well as large enterprise opportunities.

Drive Growth through Increased Sales to Current Customers

        Both our Seven Seas Water and Quench platforms are well positioned to realize growth through incremental sales to current customers due to our longstanding relationships developed as a result of our reliable operating performance, competitive pricing and highly-rated customer service.

        Our Seven Seas Water platform has a track record of increasing sales to current customers. Seven Seas Water maintains a fleet of containerized and modular plants for rapid deployment and commissioning. This gives us a competitive advantage when responding to short-term water emergencies. Once these emergency systems are operating, we have the opportunity to demonstrate the high reliability our water plants have achieved elsewhere. We have had significant success converting these short-term customer relationships into much longer (10 to 20 years) contractual agreements. For example, Curaçao Refinery Utilities B.V., or CRU, a utility operator in Curaçao, requested that Seven Seas Water provide emergency service with a plant of 500,000 GPD of design capacity in 2009 as part of a plan to provide 1.5 million GPD of design capacity in the shortest timeframe possible to supplement production shortfalls at a water plant owned and operated by CRU. CRU subsequently requested an additional 1.0 million GPD of emergency capacity. More recently, CRU asked us to, and we agreed to, assume operation of their own 2.5 million GPD SWRO production facilities due to our higher service levels.

        Our Quench platform is also well-positioned to increase sales to existing customers. Not only do many of our customers add water coolers during their term, but many are also opting to purchase our related services as well, such as ice, coffee and sparkling water.

Continued Development of New Product Offerings to Open New Market Opportunities

        We intend to pursue new market opportunities and customers with our Seven Seas Water platform by leveraging our emergency response capabilities and specialized water supply systems for large-scale industrial operations such as mining, power generation and high water consumption manufacturing activities. We invest in containerized and modular water plants to enable us to provide rapid water supply solutions for customers who require water desalination solutions quickly, including in emergency situations. We are also actively examining and pursuing governmental, municipal, industrial and hospitality wastewater recovery opportunities as well as opportunities to treat produced water, which is generated through oil and gas exploration.

        In our Quench business, we intend to continue working with our suppliers and leveraging our market knowledge, to refine our water cooler product offerings and our other related water-enabled products, such as ice machines, sparkling water systems and coffee brewers.

Selectively Pursue Acquisitions

        Acquisitions have historically been a major growth driver for us, and we expect to continue to pursue acquisitions in the future.

        We intend to continue to selectively purchase, upgrade, expand and operate existing water treatment and desalination facilities in new and current markets under our Seven Seas Water platform. We can often operate these facilities more efficiently and reliably than current operators by leveraging our engineering and operating expertise.

        We believe the highly fragmented nature of the POU filtered water market will allow Quench to continue to identify and acquire POU companies to increase penetration of our current markets, broaden our product offerings and expand geographically.

Risks Related to Our Business

        Our business is subject to numerous risks, as highlighted in the section entitled "Risk Factors" immediately following this prospectus summary. Some of these risks include:

  •
  Our results of operations may fluctuate significantly based on a number of factors.

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  Failure to retain certain key personnel or the inability to attract and retain new qualified personnel could negatively impact our ability to operate or grow our business.

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  Our Seven Seas Water business is dependent on a small group of customers for a significant amount of our revenue.

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  The future growth of our Seven Seas Water business is dependent on our ability to identify and secure new project opportunities in a competitive environment.

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  A number of factors may prevent or delay our Seven Seas Water business from building new plants and expanding our existing plants, including our dependence on third-party suppliers and construction companies.

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  Our ability to meet customer needs is dependent on the successful and efficient operation of our Seven Seas Water desalination facilities, which can be adversely impacted by a number of factors.

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  If our Quench business experiences a higher unit attrition rate than forecasted, our revenues could decline and our costs could increase, which would reduce our profits and increase the need for additional funding.

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  Increased competition could hurt our Quench business.

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  Certain of our long-term water supply contracts under our Seven Seas Water business require us to transfer ownership of the desalination plant to the customer upon expiration or termination of the contract, or permit the customer to purchase the desalination plant in accordance with the contract before the expiration or termination of the contract.

  •
  The political, economic and social conditions in our geographic markets may adversely affect our Seven Seas Water business.

  •
  Insiders have substantial control over us, which could limit your ability to influence the outcome of key transactions, including a change of control.

Implications of Being an Emerging Growth Company

        As a company with less than $1 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure and other requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

  •
  being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Operating Results" disclosure;

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  not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

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  not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements;

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  reduced disclosure obligations regarding executive compensation; and

  •
  exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

        We may take advantage of some or all these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1 billion in annual revenue, we have more than $700 million in market value of our stock held by non-affiliates or we issue more than $1 billion of non-convertible debt over a three-year period. We have taken advantage of certain reduced reporting obligations in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

        In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

LLC Conversion

        AquaVenture Holdings LLC, the registrant whose name appears on the cover of this prospectus, is a Delaware limited liability company. Before the completion of this offering, the following transactions will be completed: AquaVenture Holdings LLC will contribute to AquaVenture Holdings N.V. the stock of Quench USA, Inc. and Seven Seas Water Corporation and all cash and other remaining assets and liabilities (other than the shares of AquaVenture Holdings N.V. it holds) in exchange for additional shares of AquaVenture Holdings N.V., which is currently expected to occur on or after October 1, 2015. Subsequently, AquaVenture Holdings LLC will merge with a newly formed subsidiary of AquaVenture Holdings N.V., resulting in the distribution of the shares of AquaVenture Holdings N.V. then held by AquaVenture Holdings LLC to its members pursuant to the terms of its limited liability company agreement. Quench USA Holdings LLC, a member of AquaVenture Holdings LLC, will then merge with a separate newly formed subsidiary of AquaVenture Holdings N.V., resulting in the distribution of the shares of AquaVenture Holdings N.V. it holds to its members pursuant to the terms of its limited liability company agreement. We refer to these transactions as the LLC Conversion. Common shares of AquaVenture Holdings N.V. are being offered by this prospectus. For convenience, except as context otherwise requires, all information included in this prospectus is presented giving effect to the LLC Conversion.

Corporate Information

        AquaVenture Holdings LLC was formed as a Delaware limited liability company on December 14, 2006. AquaVenture Holdings N.V. was formed as a naamloze vennootschap organized under the laws of Curaçao on January 29, 2014. Our principal executive offices are located at 14400 Carlson Circle, Tampa, FL 33626, and our telephone number is (813) 855-8636. Our website address is www.aquaventure.com. Information contained on or that can be accessed through our website does not constitute part of this prospectus and inclusions of our website address in this prospectus are inactive textual references only.

        AquaVenture, AquaVenture Holdings, Water-as-a-Service, WAAS and Quench are our registered trademarks in the United States and in certain other jurisdictions. Solely for convenience, the "®" and "TM" symbols have been omitted from the trademarks, service marks and tradenames referred to in this prospectus, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and tradenames. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

 THE OFFERING

Common shares offered by us	shares
Common shares to be outstanding after this offering	shares (or shares in the event the underwriters elect to exercise their option to purchase additional shares in full)
Option to purchase additional shares from us	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional shares from us.
Use of proceeds

We estimate that the net proceeds from the sale of our common shares in this offering will be approximately $          million (or approximately $          million if the underwriters' option to purchase additional shares in this offering is exercised in full), based upon the assumed initial public offering price of $          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds of this offering for working capital and other general corporate purposes, including using a portion of the net proceeds to acquire or invest in complementary businesses, products, services, technologies or other assets. See the section titled "Use of Proceeds" for additional information.

Risk factors

You should read the "Risk Factors" section starting on page 16 of this prospectus and other information included in this prospectus for a discussion of factors to consider carefully before deciding to invest in our common shares.

Concentration of ownership	Upon completion of this offering, our executive officers and directors, and their affiliates, will beneficially own, in the aggregate, approximately % of our outstanding common shares.
Proposed NYSE trading symbol	"WAAS"

        The number of common shares that will be outstanding after this offering is based on                shares outstanding as of June 30, 2015, after giving effect to the LLC Conversion described under the section titled "Certain Relationships and Related Party Transactions—LLC Conversion," and excludes:

  •
                  common shares issuable upon the exercise of options to purchase common shares that were outstanding as of June 30, 2015, with a weighted average exercise price of $                per share;

  •
                  common shares issuable upon the exercise of options to purchase common shares granted after June 30, 2015, with a weighted average exercise price of $                per share;

  •
                  common shares issuable upon the exercise of warrants to purchase common shares, with a weighted average exercise price of $                per share;

  •
                  common shares reserved for future issuance under our existing equity incentive plans as of June 30, 2015; and

  •
                  common shares reserved for future issuance under our 2015 Stock Option and Incentive Plan, which will become effective upon completion of this offering, and which contains provisions that automatically increase its share reserve each year.

        Except as otherwise indicated, all information in this prospectus (other than our historical financial statements and historical financial debt) assumes:

  •
  the consummation of the LLC Conversion described under the section titled "Certain Relationships and Related Party Transactions—LLC Conversion" prior to the completion of this offering;

  •
  the filing and effectiveness of our amended and restated articles of association, which will occur prior to the completion of this offering;

  •
  no exercise by the underwriters of their option to purchase up to an additional                common shares from us in this offering; and

  •
  no exercise of outstanding options or warrants after June 30, 2015.

 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

        The following tables summarize our consolidated financial and other data. We have derived the consolidated statement of operations data for the years ended December 31, 2013 and 2014 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statements of operations data for the six months ended June 30, 2014 and 2015 and our consolidated balance sheet data as of June 30, 2015 from our interim consolidated financial statements included elsewhere in this prospectus. You should read the following summary consolidated financial data together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Operating Results" sections of this prospectus. Our historical results are not necessarily indicative of results that should be expected in the future, and the financial information presented for the interim periods may not be indicative of the results of the full year.

	Year Ended December 31,		Six Months Ended June 30,
	2013	2014(1)	2014(1)	2015
	(in thousands)
Consolidated Statement of Operations Data:
Revenues:
Bulk water	$27,780	$38,989	$19,067	$21,111
Rental	—	23,995	2,038	21,954
Other	—	4,143	306	3,733

Total revenues	27,780	67,127	21,411	46,798
Cost of revenues:
Bulk water	15,765	21,037	9,921	12,065
Rental	—	10,984	665	9,514
Other	—	2,091	83	2,028

Total cost of revenues	15,765	34,112	10,669	23,607
Gross profit	12,015	33,015	10,742	23,191
Selling, general and administrative expenses	11,764	31,653	8,474	23,763

Income from operations	251	1,362	2,268	(572)
Other expense:
Interest expense, net	(949)	(5,148)	(1,669)	(3,410)
Other expense	(124)	(325)	(176)	(127)

(Loss) income before income tax expense	(822)	(4,111)	423	(4,109)
Income tax expense (benefit)	387	(1,984)	238	1,464

Net (loss) income	$(1,209)	$(2,127)	$185	$(5,573)

Other Non-GAAP Financial Data:
Adjusted EBITDA	$7,632	$18,829	$8,258	$12,626
Cash Operating Profit	$12,348	$29,193	$11,150	$19,750

(1)
Includes the operations of Quench USA, Inc. and Atlas Watersystems, Inc. from the respective dates of acquisition of June 6, 2014 and June 16, 2014.

Reconciliation of Non-GAAP Financial Data

  Adjusted EBITDA and Cash Operating Profit

        A reconciliation of our GAAP net (loss) income to Adjusted EBITDA and Cash Operating Profit for the periods presented is shown below:

	Year Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
	(in thousands)
Net (loss) income	$(1,209)	$(2,127)	$185	$(5,573)
Depreciation and amortization	7,226	14,831	5,069	10,205
Interest expense, net	949	5,148	1,669	3,410
Income tax expense (benefit)	387	(1,984)	238	1,464
Share-based compensation expense	225	1,757	446	1,650
Loss on disposal of assets	54	604	51	335
Acquisition-related expenses	—	265	265	1,135
Purchase accounting adjustments	—	335	335	—

Adjusted EBITDA	$7,632	$18,829	$8,258	$12,626
Selling and marketing expenses	4,716	10,364	2,892	7,124

Cash Operating Profit	$12,348	$29,193	$11,150	$19,750

        Adjusted EBITDA, a non-GAAP financial measure, is defined as earnings (loss) before interest, income taxes, depreciation and amortization, share-based compensation, gain or loss on disposal of assets, acquisition-related expenses and certain adjustments recorded in connection with purchase accounting for acquisitions. Adjusted EBITDA should not be considered a measure of financial performance under GAAP. Management believes that the use of Adjusted EBITDA provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations, and also facilitates comparisons with other companies, many of which use similar non-GAAP financial measures to supplement their reported GAAP results. Management believes that it is useful to exclude certain charges, such as depreciation and amortization, and non-core operational charges from Adjusted EBITDA because (1) the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations and (2) such expenses can vary significantly between periods as a result of the timing of acquisitions or restructurings. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

  •
  Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

  •
  Adjusted EBITDA does not reflect interest expense, which represents a reduction in cash available to us;

  •
  Adjusted EBITDA does not reflect income tax expenses that may represent a reduction in cash available to us;

  •
  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect the future need to augment or replace such assets; and

  •
  Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

        Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income and our other GAAP results.

        Cash Operating Profit, a non-GAAP financial measure, is defined as Adjusted EBITDA before selling and marketing expenses. Management believes Cash Operating Profit is an important economic measure as it more closely approximates the cash generated by our installed asset base. Cash Operating Profit should not be considered a measure of financial performance under GAAP.

        Our use of Cash Operating Profit has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. In addition to those limitations inherent in Adjusted EBITDA, the limitations of Cash Operating Profit include:

  •
  Cash Operating Profit does not reflect changes in our selling and marketing expenses;

  •
  Cash Operating Profit does not reflect selling and marketing expenses that may represent a reduction in cash available to us; and

  •
  Cash Operating Profit does not reflect costs associated with our continued growth.

        Because of these limitations, you should consider Cash Operating Profit alongside other financial performance measures, including various cash flow metrics, net income and other GAAP results.

  Consolidated Balance Sheet Data

	As of June 30, 2015
	Actual	As Adjusted(1)(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$34,277
Working capital	$19,207
Property, plant and equipment and construction in progress	$121,102
Total assets	$469,562
Current portion of long-term debt	$17,836
Long-term debt	$128,663
Total shareholders' equity	$299,428

(1)
Reflects, on an as-adjusted basis, our receipt of the net proceeds from our sale of                 common shares in this offering at an assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)
Each $1.00 increase or decrease in the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease (as applicable) the as adjusted amount of each of cash and cash equivalents, working capital, total assets and total shareholders' equity by $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of one million shares offered by us would increase or decrease the as adjusted amount of each of cash and cash equivalents, working capital, total assets and total shareholders' equity by $         million, assuming the assumed initial public offering price of $        per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted data above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.

RISK FACTORS

        Investing in our common shares involves a high degree of risk. Before you decide to invest in our common shares, you should consider carefully the risks described below, together with the other information contained in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus. We believe the risks described below are the risks that are material to us as of the date of this prospectus. If any of the following risks occur, our business, financial condition, results of operations and future growth prospects could be materially and adversely affected. In these circumstances, the market price of our common shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Our results of operations may fluctuate significantly based on a number of factors.

        We deliver our Water-as-a-Service, or WAAS, solutions through two operating platforms: Seven Seas Water and Quench. Seven Seas Water is a multinational provider of desalination and wastewater treatment solutions, and Quench is a U.S.-based provider of Point-of-Use, or POU, filtered water systems and related services. For each of our business platforms, there are a number of factors that may negatively impact our operating results. For our Seven Seas Water business, these factors include:

  •
  the timing of the commencement of any operations of new, expanded or acquired desalination or wastewater treatment plants;

  •
  the disposition, termination or expiration of a water supply agreement for a desalination or wastewater treatment plant;

  •
  variations in the volume of water purchased by our customers;

  •
  any disruptions or errors in the operations of our plants due to severe weather conditions or natural disasters, equipment failures, extended maintenance or other factors;

  •
  changes in demand due to fluctuations in rainfall levels, damage and repairs to our customers' infrastructure and water conservation efforts;

  •
  changes in electricity rates, our ability to monitor and control our electric power usages, or both;

  •
  changes in patterns of tourism;

  •
  unforeseeable or unavoidable delays in large-scale and/or quick deploy development projects;

  •
  our ability to enter into new markets;

  •
  the activities of our competitors;

  •
  our ability to control expenses;

  •
  our inability to recruit and retain skilled labor and personnel changes;

  •
  changes in the cultural and political landscape of the areas in which we operate;

  •
  limitations imposed by environmental and other regulatory requirements;

  •
  changes in our capital spending;

  •
  changes in levels of inflation and interest rates; and

  •
  general economic conditions.

        For our Quench business, these factors include:

  •
  customer attrition;

  •
  the activities of our competitors;

  •
  general economic conditions;

  •
  variations in the timing of orders and installation of our systems;

  •
  the introduction and market acceptance of new products and new variations of existing products;

  •
  disruption in our sources of supply;

  •
  personnel changes;

  •
  information technology systems or network infrastructure failure, which could result in loss of operational capacities or critical data or cause delays in our billing and collection cycles;

  •
  our ability to control expenses;

  •
  changes in our mix of products; and

  •
  changes in our ability to spend capital.

Failure to retain certain key personnel or the inability to attract and retain new qualified personnel could negatively impact our ability to operate or grow our business.

        The success of our business will continue to depend to a significant extent on our ability to retain or attract key personnel, particularly management, engineering, sales and operating personnel. Our management team, led by our Chief Executive Officer, Douglas R. Brown, our President, Anthony Ibarguen, and our Chief Financial Officer, Lee S. Muller, and other key personnel have extensive industry experience. Our ability to attract or retain these employees will depend on our ability to offer competitive compensation, training and benefits. If we are unable to continue to hire and retain skilled management, technical, engineering, sales, service and operating personnel, we will have trouble operating and expanding our business, including developing and operating our existing and new desalination plants. Our success depends largely upon the continued service of our management, technical, engineering, sales, service and operating personnel and our ability to attract, retain and motivate highly skilled personnel. We face significant competition for such personnel from other businesses and other organizations who may better be able to attract such personnel. The ability to attract or retain these employees will depend on our ability to offer competitive compensation, training and benefits. The loss of key personnel or our inability to hire and retain personnel who have the necessary management, technical, engineering, sales, service and operating backgrounds could materially adversely affect our business and our financial performance.

Our Seven Seas Water business is dependent on a small group of customers for a significant amount of our revenue.

        Our Seven Seas Water business focuses on large and complex projects. Consequently, we are dependent on a small number of customers for a significant amount of our revenue. Our desalination projects usually conduct business under long-term water supply agreements with one or a limited number of customers or a single government or quasi-government entity that purchase the majority of, and in some cases all of, the relevant facility's output over the term of the agreement. This customer concentration exposes us to increased risk of cancellation or delay of a project, which may cause high volatility of our revenues. For example, separate customers in Trinidad, the USVI and St. Maarten accounted for approximately 19%, 12% and 11%, respectively, of AquaVenture Holding LLC's consolidated revenues for the year ended December 31, 2014. While we intend to maintain long-term water supply agreements for each of our facilities, due to market conditions, regulatory regimes and other factors, it may be difficult for us to secure long-term agreements where our current contracts are expiring or for new development projects. In addition, the financial performance of our facilities is dependent on the credit quality of, and continued performance by, our customers. If any significant customer ceases payments to us, cancels or delays a project or otherwise ceases doing business with us, our business and financial condition could be materially and adversely affected. Further, if we are required to transfer or sell one or more of our desalination plants to our customers, our business and financial condition could be materially and adversely affected. While we serve quasi-governmental agency customers, those water supply agreements are neither guaranteed by the related government nor supported by the full faith and credit of such government, and no assurance can be given that such government would provide financial support.

The future growth of our Seven Seas Water business is dependent on our ability to identify and secure new project opportunities in a competitive environment.

        We are currently pursuing new opportunities for our Seven Seas Water business in North America, Latin America, India and the Middle East. Any new project we implement will require achievement of critical milestones in order to commence construction, the first of which is to successfully identify markets for such projects and secure contracts with proposed customers to sell water in sufficient quantities and at prices that make the projects financially viable.

        Our Seven Seas Water business typically incurs significant business development expenses in the pursuit of new projects and markets, and such expenses have had, and could have, an adverse impact on our results of operations and cash flows. We currently operate in the Caribbean where we have successfully identified markets that accept our build, own and operate, or BOO, model. However, we expect to face challenges when we enter new markets, including identifying and establishing relationships with appropriate local partners, locating potential sites for new plants and convincing potential customers about the benefits of our BOO model. New markets may also have competitive conditions and governmental or regulatory schemes that are different from our existing markets. Any failure on our part to recognize or respond competitively to these differences may adversely affect the success of our business development efforts or operations in those markets, which in turn could materially and adversely affect our results of operations.

        In most cases we must sign a contract and sometimes obtain, or renew, various licenses, permits and authorizations from regulatory authorities. The competition and/or negotiation process that must be followed to win such contracts is often long, costly, complex and hard to predict. The same applies to the permit authorization process for activities that may affect the environment, which are often preceded by increasingly complex studies and public investigation. We may invest significant resources in a project or public tender without obtaining the right to build the plant. This could arise for many reasons, including the failure to obtain necessary licenses, permits or authorizations or inability to respond competitively. As a result, it may increase the overall cost of our activities or, if the resulting costs were to become too high, it could potentially force us to abandon certain projects. Should such situations become more frequent, the scope and profitability of our business, growth rate, predictability of earnings and cash flow generation could be materially and adversely affected.

        As part of the bidding process that must be followed to win contracts, we must, at times, share our know-how and confidential information with third parties. The need to share other confidential information and know-how increases the risk that such know-how and confidential information become known by our competitors, are incorporated into the product development of others or are disclosed or used in a way that disadvantages our business. Given that our proprietary position is based, in part, on our know-how and confidential information, a competitor's discovery of our know-how and confidential information or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

        We may also decide to enter new markets by building reverse osmosis desalination plants before we have obtained a contract for the sale of water to be produced by the new plant or before we have established a customer base for the water to be produced by the new plant. Therefore, if we are unable to obtain a contract or sufficient number of customers for the plant, we may be unable to recover the cost of our investment in the plant, which could have a material adverse effect on our results of operations, cash flows and financial condition.

A number of factors may prevent or delay our Seven Seas Water business from building new plants and expanding our existing plants, including our dependence on third-party suppliers and construction companies.

        A number of factors may prevent or delay construction, expansion or deployment of our facilities, including our dependence on third-party suppliers of equipment and materials, our dependence on third-party construction companies, and the timing of equipment purchases.

        The equipment and materials required for the uninterrupted service of our Seven Seas Water plants are supplied by only a limited number of manufacturers and could only be replaced with difficulty or at significant added cost. Some materials or equipment may become scarce or difficult to obtain in the market, or they may increase in price. This could adversely affect the lead-time within which we receive the materials or components, and in turn affect our commitments to our customers, or could adversely affect the material cost or quality. The failure of any of these suppliers to fulfill their obligations to us or our subsidiaries could have a material adverse effect on our financial results. Consequently, the financial performance of our facilities is dependent in part on the credit quality of, and continued performance by, our suppliers.

        We also engage in long-term engineering, procurement and construction contracts associated with developing our new projects. If a construction company we have hired to build a new project defaults or fails to fulfill its contractual obligations, we could face significant delays and cost overruns. Any construction delays could have a material adverse impact on us.

        In addition, the timing of equipment purchased can pose financial risks to us. We attempt to make purchases of equipment and/or material as needed. However, from time to time, there may be excess demand for certain types of equipment with substantial delays between the time we place orders and receive delivery. In those instances, to avoid construction delays or service disruptions associated with the inability to own and place such equipment and/or materials into service when needed, we may place orders well in advance of deployment or when actual damage to the equipment and/or materials occurs. Thus, there is a risk that at the time of delivery of such equipment or materials, there may not yet be a need to use them; however, we are still required to accept delivery and make payment. In addition, due to the customization of some of our equipment and/or materials, there may be a limited market for resale of such equipment or material. This can result in our having to incur material equipment and/or material costs, with no use for or ability to resell such equipment.

Our ability to meet customer needs is dependent on the successful and efficient operation of our Seven Seas Water desalination facilities, which can be adversely impacted by a number of factors.

        Our ability to meet our customers' needs, as well as achieve our targeted level of financial performance, depends on the successful operation of our facilities in our Seven Seas Water business. We currently own and operate nine water treatment facilities in the Caribbean region, which generated substantially all of the revenue of our Seven Seas Water business for the year ended December 31, 2014 and the six months ended June 30, 2015. Some of these facilities serve governmental and municipal customers who provide water to the ultimate consumers. If these customers fail to provide adequate service, our reputation will suffer and our competitive position may be impaired. In addition, if the risks involved in our operations are not appropriately managed or mitigated, our operations may not be successful and this could adversely affect our results of operations. The continued operation and maintenance of our desalination facilities may be disrupted by a number of technical problems, including:

  •
  breakdown or failure of equipment or processes;

  •
  contamination of, or other problems with, the raw feedwater that we process;

  •
  service disruptions, stoppages or variations in our supply of electricity transmitted by third parties to our desalination plants resulting in service interruptions;

  •
  availability of materials used in the desalination process;

  •
  problems with, or delays in availability of, water distribution infrastructure or our customers' ability to take delivery of the water we produce;

  •
  operating hazards such as mechanical problems and accidents caused by human error, which could impact public safety, reliability and customer confidence;

  •
  disruption in the functioning of our information technology and network infrastructure which are vulnerable to disability, failures and unauthorized access;

  •
  natural disasters, hurricanes and other extreme weather; and

  •
  other unanticipated operational and maintenance liabilities and expenses.

        If we do not operate our business to appropriately manage or mitigate these problems, we may breach our water supply agreement, harm our customer relationships or both, which could lead to the termination of the related water supply agreement. A decrease in, or the elimination of, the revenues generated by our key plants or a substantial increase in the costs of operating such plants could materially impact our reputation, performance, financial results and financial condition.

If our Quench business experiences a higher unit attrition rate than forecasted, our revenues could decline and our costs could increase, which would reduce our profits and increase the need for additional funding.

        Attrition is generally the result of competitive offerings, customers' ceasing or reducing their use of filtered water service, customer financial distress, customer dissatisfaction and other factors. If our unit attrition rate is higher than expected, it would reduce our revenues and could require increased marketing costs to attract the replacement customers required to sustain our growth plan, both of which would reduce our profit margin. In addition, our ability to generate positive operating cash flow in future periods will be dependent on our ability to obtain additional funding to increase our customer acquisition activities to out-pace customer attrition and absorb operating expenses. There can be no assurance that we will be able to obtain additional funding, increase our customer base at a rate in excess of our customer attrition rate or achieve positive operating cash flows in future periods. In the absence of our raising additional funding to finance increased selling and marketing activities and new customer acquisition, our customer attrition may exceed the rate at which we can replace such customers' business.

Increased competition could hurt our Quench business.

        The U.S. water cooler market is intensely competitive. We compete directly with bottled water coolers, or BWC, office coffee services, and other Point-of-Use, or POU, filtration companies, as well as with retail stores and internet sites where similar products and services may be purchased directly. Municipal tap water is also a substitute for our filtered water services. The POU filtration market is highly fragmented, with many small, local service providers. There are a number of larger POU competitors, such as DS Services, Nestlé, OneSource Water, Waterlogic International and Pure Health Solutions, Inc. We compete with companies in the BWC segment such as DS Services and Nestlé. We also compete with office coffee services and food service companies such as Aramark and Compass.

Many of these larger businesses have substantially greater financial and management resources than we do. Our ability to gain or maintain market share may be limited as a result of actions by competitors. If we do not succeed in effectively differentiating ourselves from our competitors, based on pricing, service, value proposition, quality of products, desirability of brands or otherwise, our competitive position may be weakened. If we are unable to convince current and potential customers of the advantages of our services, our ability to sell our services may be limited.

Certain of our long-term water supply contracts under our Seven Seas Water business require us to transfer ownership of the desalination plant to the customer upon expiration or termination of the contract, or permit the customer to purchase the desalination plant in accordance with the contract before the expiration or termination of the contract.

        Approximately 38% of our long-term water supply contracts under our Seven Seas Water business require us to transfer ownership of the desalination plant to the customer upon expiration or termination of the supply contract, either for a specified amount or for no additional payment. Some of our long-term water supply contracts permit the customer to purchase the plant for amounts determined in accordance with the contract before the expiration or termination of the contract, typically with notice of six months or less. In addition, most of our long-term water supply contracts grant us the right to remove our equipment from the site of the facility in the event that the contract terminates due to a default by the customer or otherwise. If we are required to transfer or sell a desalination plant to our customer or are unable to remove our equipment upon termination of the contract for whatever reason, including customer interference, our revenue, earnings and cash flows from that desalination plant will cease, unless we are retained by the customer to continue to operate and maintain the plant. There can be no assurances that we will be retained by a customer to continue to operate and maintain the plant after its transfer to or purchase by such customer. As a result, our revenue, earnings and cash flows would decrease materially if we were to be required to transfer or sell a desalination plant. In addition, if we are required to transfer or sell a desalination plant to a customer for less than our carrying value of the plant or no consideration, we may not recoup our investment in the plant, may not receive sufficient proceeds to enable the subsidiary that owns the plant to repay any outstanding project finance debt in full, and may have to write down or write off the remaining value of the plant, any of which could materially and adversely affect our business, assets, earnings and debt covenant compliance. See "Business—Seven Seas Water—Our Desalination Plants."

The political, economic and social conditions in our geographic markets may adversely affect our Seven Seas Water business.

        Currently, all of our operating desalination plants are located in the Caribbean region. We often market our services, and sell the water we produce, to governments and governmental entities run by elected or politically appointed officials. Various constituencies, including our competitors, existing suppliers, local investors, developers, environmental groups and conservation groups, have competing agendas with respect to the development of desalination plants and sale of water in the areas in which we operate, which means that decisions affecting our business are based on many factors other than economic and business considerations.

        Political concerns and governmental procedures and policies have hindered or delayed, and in the future are expected to hinder or delay, our ability to develop desalination plants or to enter into, amend or renew water supply contracts. We cannot predict whether changes in political administrations will result in changes in governmental policy and whether such changes will affect our business. For example, our market development activities and operations can be adversely affected by lengthy government bidding, contracting, licensing, permitting, approval and procurement processes, immigration or work permit restrictions, and nationalization or expropriation of property. In addition, we may need to spend significant time and resources to inform newly elected officials, local authorities and others about the benefits of outsourced management of desalination plants and other water and wastewater treatment infrastructure.

        Governmental entities may suffer significant financial difficulties, including those due to downturns in the economy. Some of these entities could be unable to pay amounts owed to us or renew contracts with us at current or increased rates, which would negatively affect our financial performance.

        Furthermore, many of our targeted markets are in developing countries undergoing rapid and unpredictable economic and social changes. Many of these countries have suffered significant political, economic and social crises in the past, and these events may occur again in the future. Adverse political, economic and social conditions may affect existing operations and the development of new operations due to the resulting political economic and social changes, the inability to accurately assess the demand for water and the inability to begin operations as scheduled.

        We expect to continue to be subject to risks associated with dealing with governments and governmental entities, and political concerns and governmental procedures and policies may hinder or delay our ability to enter into supply agreements or develop our plants.

If we make any acquisitions, there can be no assurance that we will be able to operate any acquired facilities, portfolios or businesses profitably or otherwise successfully implement our expansion strategy.

        Acquisitions have historically been a major part of our expansion strategy, and we expect to continue to grow through acquisitions in the future. We expect to continue to evaluate potential strategic acquisitions of businesses or products with the intention to expand our user and revenue base, widen our geographic coverage and increase our product breadth. As part of our expansion strategy for our Seven Seas Water business, we may seek to acquire additional desalination and water treatment facilities. Potential acquisition candidates include individual plants and businesses that operate multiple plants. For our Quench business, we may seek to acquire additional portfolios of equipment or businesses with local, regional, national or international customer bases. We routinely evaluate potential acquisition candidates and engage in discussions and negotiations regarding potential acquisitions. There is significant competition for acquisition and expansion opportunities in our businesses. We compete for acquisition and expansion opportunities with companies that have significantly greater financial and management resources. There can be no assurance that any of our discussions or negotiations will result in an acquisition.

        The anticipated benefits from any of these potential acquisitions may not be achieved unless the operations of the acquired facilities, portfolios or businesses are successfully integrated in a timely manner. The integration of our acquisitions will require substantial attention from management and operating personnel, in particular to ensure that the acquisition does not disrupt any existing operations, or affect our customers' opinions and perceptions of our services, products or customer support.

        Whether we realize the anticipated benefits from these acquisitions depends, to a significant extent, on a number of factors, including the following:

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  the integration of the target businesses into our company;

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  the performance and development of the underlying assets, businesses, services or technologies;

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  acceptance by our target's customers;

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  the retention of key employees;

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  unforeseen legal, regulatory, contractual, labor or other issues arising out of the acquisitions; and

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  our correct assessment of assumed liabilities and the management of the relevant operations.

        The process of integrating the various facilities, portfolios or businesses could cause the interruption of, or delays in, the activities of some or all of the existing facilities, portfolios or businesses, which could have a material adverse effect on our operations and financial results. Acquisitions also place a burden on our information, financial and operating systems and our employees and management. Our ability to manage our growth effectively and integrate the operations of acquired facilities, portfolios or businesses, or newly expanded or developed facilities, will require us to continue to attract, train, motivate, manage and retain key employees and to expand our information technology, operational and financial systems. If we are unable to manage our growth effectively, we may spend time and resources on such acquisitions that do not ultimately increase our profitability or that cause loss of, or harm to, relationships with employees, and customers as a result of the integration of new businesses.

Severe weather conditions or natural or man-made disasters may disrupt our operations and affect the demand for water produced by our Seven Seas Water business or ability to produce water, any of which could adversely affect our financial condition, results of operations and cash flows.

        Our Seven Seas Water business, operating results and financial condition could be materially and adversely affected by severe weather, natural disasters, such as hurricanes, particularly in the Caribbean, hazards (such as fire, explosion, collapse or machinery failure), or be the target of terrorist or other deliberate attacks. Repercussions of these catastrophic events may include:

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  shutting down or curtailing the operation of our plants for limited or extended periods;

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  the need to obtain necessary equipment or supplies, including electricity, which may not be available to us in a timely manner or at a reasonable cost;

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  evacuation of and/or injury to personnel;

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  damage or catastrophic loss to our equipment, facilities and project work sites, resulting in suspension of operations or delays in building or maintaining our plants;

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  loss of productivity; and

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  interruption to any projects that we may have in process.

        Large-scale or repetitive natural disasters, such as hurricanes, tropical storms or earthquakes, can also lead to the damage or destruction of certain infrastructure (such as electricity supply, water storage tanks, water distribution infrastructure, roads and means of communication) on which we depend for the conduct of our business and can cause damage to the infrastructure for which we are responsible.

        In addition, hazards (such as fire, explosion, collapse or machinery failure) are inherent risks in our operations, which may occur as a result of inadequate internal processes, technological flaws, human error or certain events beyond our control. Our Seven Seas Water facilities could also be the target of terrorist or other deliberate attacks which could harm our business, financial condition and results of operations. We maintain security measures at our facilities, and we have and will continue to bear increases in costs for security precautions to protect our facilities, operations, and supplies. Despite our security measures, we may not be in a position to control the outcome of terrorist events, or other attacks on our facilities, should they occur. Such an event could harm our business, financial condition and results of operations and cash flows.

        Any contamination resulting from a natural or man-made disaster to our raw feedwater supply may result in disruption in our services, additional costs and litigation, which could harm our business, financial condition and results of operations. Damage or destruction to our facilities and infrastructure could temporarily inhibit our ability to deliver water as required by our contracts, which may enable our customers to terminate such contracts.

We may sustain losses that exceed or are excluded from our insurance coverage or for which we are not insured.

        We may from time to time become exposed to significant liabilities for which we may not have adequate insurance coverage. Because of the location of our Seven Seas Water facilities, we are exposed to risks posed by severe weather and other natural disasters, such as hurricanes and earthquakes. In addition to natural risks, hazards (such as fire, explosion, collapse or machinery failure) are inherent risks in our operations which may occur as a result of inadequate internal processes, technological flaws, human error or certain events beyond our control. The hazards described above can cause significant personal injury or loss of life, severe damage to and destruction of property, plant and equipment and contamination of, or damage to, the environment and suspension of operations. The occurrence of any of these events may result in our being subject to investigation, required to perform remediation and/or named as a defendant in lawsuits asserting claims for substantial damages, environmental cleanup costs, personal injury, natural resource damages and fines and/or penalties. In addition, such events may affect the availability of personnel, proper functioning of our information technology infrastructure and availability of third parties on whom we rely, any of which consequences could have a material adverse effect on our business and results of operations.

        Our facilities in Trinidad, the USVI and Tortola are insured against earthquake, flood and hurricane damage as required by our lenders. Our insurance programs have varying coverage limits, exclusions and maximums, and insurance companies may seek to deny claims we might make. Each policy includes deductibles or self-insured retentions and policy limits for covered claims. As a result, we may sustain losses that exceed or that are excluded from our insurance coverage or for which we are not insured. Catastrophic events can result in decreased coverage limits, more limited coverage, increased premium costs or deductibles with respect to the insurance policies covering these facilities.

        Our facilities are fortified to withstand damage caused by severe weather, and we have not experienced any material loss or damage resulting from the natural disasters that have hit our facilities. However, we cannot assure that our facilities will withstand all natural disasters in the future, and an unforeseen natural disaster may cause damage to or the destruction of one or more of our facilities. Even if we have purchased insurance, the adverse impact on our business, including both costs and lost revenue, could greatly exceed the amounts, if any, that we might recover from our insurers. We could also suffer significant construction delays or substantial fluctuations in the pricing or availability of materials for any projects we have in process. Any of these events could cause a decrease in our revenue, cash flow and earnings.

        In our Quench business, we maintain liability insurance covering our facilities and assets, including our company-owned equipment installed in the field, which could fail and cause significant property damage, personal injury and/or loss of life. However, we can make no assurance that the adverse impact of any claim will not materially exceed the amounts that we might recover from our customers, suppliers or insurers. Moreover, significant insurance claims, even if covered, can result in decreased coverage limits, more limited coverage, increased premium costs or deductibles. Any of these events could adversely affect our operations.

Our Seven Seas Water operations may be affected by tourism and seasonal fluctuations which could affect the demand for our water.

        Our operations may be affected by the levels of tourism and seasonal variations in the areas in which we operate. Demand for our water can be affected by variations in the level of tourism, demand for real estate and rainfall levels. Tourism in our service areas is affected by the economies of the tourists' home countries, primarily the United States and Europe, terrorist activity and perceived threats thereof, the cruise industry and costs of fuel and airfares. A downturn in tourism or greater than expected rainfall in the locations we serve could adversely affect our revenues, cash flows and results of operations.

Quench's largest customers account for a significant percentage of Quench's revenues, and our business would be harmed were we to lose these customers.

        Historically, we estimate Quench's twenty largest customers accounted for more than 15% of the revenue of our Quench business. A material reduction in purchases by, or services provided to, these customers could have a significant adverse effect on the business and operating results of our Quench business. In addition, pressures by these customers that would cause us to materially reduce the price of our products could result in a reduction to our operating margins.

Certain of our water supply contracts do not contain "take-or-pay" obligations, which may adversely affect Seven Seas Water's financial position and results of operation.

        Our water supply contracts may require customers to purchase a minimum volume of water on a take-or-pay basis over the term of those contracts. Take-or-pay provisions allow us to protect against short-term demand risk by guaranteeing minimum payments from such customers regardless of their actual requirements. However, two of our eight water supply contracts do not contain such provisions, and therefore, periods of low production requirements by our customers under such contracts may adversely affect our financial position and results of operation.

Our ability to compete successfully for acquisition opportunities and otherwise implement successfully our expansion strategy depend, in part, on the availability of sufficient cash resources, including proceeds from debt and equity financings.

        Our ability to compete successfully for acquisition opportunities and otherwise implement successfully our expansion strategy depends, in part, on the availability of sufficient cash resources, including proceeds from debt and equity financings. Our growth strategies include developing projects, the success of which depends on our ability to find new sites suitable for development into viable projects and developing those sites and projects. Any new project development or expansion project requires us to invest substantial capital. We finance some of our projects with borrowings, which are repaid in part from the project's revenues, and secured by the capital stock, physical assets, contracts and cash flow of that project subsidiary and by the company. This type of financing is usually referred to as project financing. Commercial lending institutions sometimes refuse to provide project financing in certain less developed economies, and in these situations we have sought and will continue to seek direct or indirect (through credit support or guarantees) project financing from a limited number of multilateral or bilateral international financial institutions or agencies. As a precondition to making such project financing available, the lending institutions may also require governmental guarantees of certain project and sovereign related risks. There can be no assurance, however, that project financing from international financial agencies or that governmental guarantees will be available when needed, and if they are not, we may have to abandon the project or invest more of our own funds, which may not be in line with our investment objectives and would leave fewer funds for other projects and needs.

        If the demand for our products and services declines when we are raising capital, we may not realize the expected benefits from our new facility or expansion project. Furthermore, our new or modified facilities may not operate at designed capacity or may cost more to operate than we expect. The inability to complete any new project development or expansion projects or to complete them on a timely basis and in turn grow our business could adversely affect our business and results of operations.

        We believe that our future capital requirements will depend upon a number of factors, including cash generated from operations and the rate at which we acquire additional facilities, portfolios or businesses. We expect to fund such capital expenditures with cash from operations and proceeds from debt and equity financings. However, we may be unable to raise capital or unable to raise capital on terms acceptable to us, which would have a material adverse effect on our business.

        Financing risk has also increased as a result of the deterioration of the global economy and the recent crisis in the financial markets and, as a result, we may forgo certain development opportunities. We believe that capitalized costs for projects under development are recoverable; however, there can be no assurance that any individual project will be completed and reach commercial operation. If these development efforts are not successful, we may abandon a project under development and write off the costs incurred in connection with such project. At the time of abandonment, we would expense all capitalized development costs incurred in connection therewith and could incur additional losses associated with any related contingent liabilities.

Our substantial indebtedness could affect our business adversely and limit our ability to plan for or respond to changes in our business, and we may be unable to generate sufficient cash flows to satisfy our liquidity needs.

        Our ability to comply with the terms of the documents governing our outstanding indebtedness, to make cash payments with respect to the outstanding indebtedness or to refinance any of such obligations will depend on our future performance, which in turn, is subject to prevailing economic conditions and financial and many other factors beyond our control.

        The terms of the documents governing our outstanding indebtedness contain a number of covenants that, among other things, restrict our ability to incur additional indebtedness, pay dividends, prepay subordinated debt, dispose of certain assets, enter into sale and leaseback transactions, create liens, make capital expenditures and make certain payments, investments or acquisitions and otherwise restrict corporate activities. In addition, we are required to satisfy specified financial covenants, including debt service coverage ratios, loan life coverage ratios, leverage ratios and minimum net worth tests for our Seven Seas Water business and minimum revenue and minimum cash balances for our Quench business. Our ability to comply with such provisions may be affected by events beyond our control. The breach of any of these covenants could result in a default under some or all of the documents governing our outstanding indebtedness. In the event of any such default, depending on the actions taken by the lenders under our outstanding indebtedness, such lenders could elect to declare all amounts borrowed under such indebtedness, together with accrued interest, to be due and payable. Certain of our loans have cross-default provisions that may be triggered upon our default under the documents governing our other indebtedness and, in addition, a default may restrict our ability to effect intercompany transfers of funds.

        As of June 30, 2015, we had approximately $146.5 million of outstanding consolidated indebtedness. Although our cash flow from operations has been sufficient to meet our debt service obligations in the past, there can be no assurance that our operating results will continue to be sufficient for us to meet our debt service obligations and financial covenants. Certain of our outstanding indebtedness is collateralized by the capital stock of certain of our subsidiaries and certain other assets of our subsidiaries, and if we were unable to repay borrowings, the lenders could proceed against their collateral. If the lenders or the holders of any other secured indebtedness were to foreclose on the collateral securing our obligations to them, there could be insufficient assets required for the continued operation of our business remaining after satisfaction in full of all such indebtedness. In addition, the loan instruments governing the indebtedness of certain of our subsidiaries contain certain restrictive covenants which limit the payment of dividends and distributions and the transfer of assets to us and require such subsidiaries to satisfy specific financial covenants.

        The degree to which we are leveraged could have important consequences to the holders of our shares, including:

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  our ability to obtain additional financing for acquisitions, capital expenditures, working capital, payment of dividends or general corporate purposes may be impaired in the future;

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  the impact of negative pledges and financial covenants on our financial profile;

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  a substantial portion of our cash flow from operations may be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for our future growth, operations and other purposes;

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  certain of our borrowings are and will continue to be at variable rates of interest, which exposes us to the risk of increased interest costs; and

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  we may be substantially more leveraged than certain of our competitors, which may place us at a competitive disadvantage and make us more vulnerable to changing market conditions and regulations.

The government of the BVI has sent us notice that it believes our acquisition of the capital stock of Biwater (BVI) Holdings Limited required its written consent and that the failure to obtain such consent constitutes a breach of the water purchase agreement between the government of the BVI and Biwater (BVI) Ltd.

        On June 11, 2015, we acquired 100% of the capital stock of Biwater (BVI) Holdings Limited, or Biwater Holdings, pursuant to a stock purchase agreement. On August 6, 2015, Biwater (BVI) Ltd., a wholly owned subsidiary of Biwater Holdings, received notice from the government of the BVI stating that it considered the acquisition of the capital stock of Biwater Holdings an "assignment" under the terms of the water purchase agreement, which had been previously entered into by Biwater (BVI) Ltd. and the government of the BVI. An assignment of the water purchase agreement requires the written consent of the government of the BVI (not to be unreasonably withheld) as well as the prior written consent of the lender under the Biwater Loan Agreement. An assignment by Biwater (BVI) Ltd. of the water purchase agreement without consent may be deemed to be a company event of default under the terms of the water purchase agreement. If a company event of default has occurred, the government of the BVI may deliver a notice of intent to terminate the water purchase agreement.

        We do not believe that the acquisition of 100% of the capital stock of Biwater Holdings constituted an assignment under the terms of the water purchase agreement. We responded in writing to the BVI government's breach notice on August 10, 2015 and subsequently provided the BVI government with additional materials regarding the acquisition. Since the BVI government delivered the breach notice, the BVI government has continued to pay for water delivered in accordance with the water purchase agreement and has approved an extension of the deadline for completing the construction and testing of two sewage treatment plants required by the water purchase agreement. Our discussions with the BVI government regarding the breach notice are continuing. The BVI government has not provided a notice of a default under, or of its intent to terminate the water purchase agreement.

        If the parties are unable to resolve the dispute informally, the dispute is to be settled exclusively through arbitration in London, England at the London Court of International Arbitration. If (i) the parties are not able to resolve any dispute regarding this issue directly and (ii) an arbitrator in accordance with the water purchase agreement finds in favor of the government of the BVI, the government of the BVI may elect to terminate the water purchase agreement, transfer title of the desalination and wastewater plants to the government of the BVI, pay any outstanding payments in accordance with the water purchase agreement and pay Biwater (BVI) Ltd. an amount equal to the outstanding balance of the long-term debt between Biwater (BVI) Ltd. and a bank that, as of August 1, 2015, had a remaining unpaid principal balance of $39.4 million (excluding application of the $3.6 million debt service reserve fund). If the water purchase agreement is terminated and we are required to sell our desalination plant in the BVI, our business, results of operations and financial condition may be materially and adversely affected.

We have significant cash requirements and limited sources of liquidity.

        We require cash primarily to fund:

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  principal repayments of debt including those due in 2017, 2018 and 2019;

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  interest;

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  acquisitions;

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  construction and other project commitments;

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  equipment purchases;

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  refurbishment, enhancement and improvements of existing facilities;

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  other capital commitments, including business development investments;

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  taxes; and

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  selling and marketing and other overhead costs.

        Our principal sources of liquidity are:

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  capital raises;

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  dividends and other distributions from our subsidiaries;

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  intercompany receivables;

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  repayment of principal and interest on intercompany loans; and

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  proceeds from debt financings at the subsidiary level.

        While we believe that these sources will be adequate to meet our obligations for the foreseeable future, this belief is based on a number of material assumptions, including, without limitation, assumptions about our ability to access the capital or commercial lending markets, the operating and financial performance of our subsidiaries, exchange rates, our ability to sell assets and the ability of our subsidiaries to pay dividends or repay intercompany loans. Any number of assumptions could prove to be incorrect and therefore there can be no assurance that these sources will be available when needed or that our actual cash requirements will not be greater than expected. In addition, our cash flow may not be sufficient to repay at maturity the entire principal outstanding of an indebtedness, and we may have to refinance such obligations. We have significant principal repayments due in 2017, 2018 and 2019. There can be no assurance that we will be successful in obtaining such refinancing on terms acceptable to us or at all, and any of these events could have a material effect on us.

As a part of our growth strategy, we have used, and expect to continue to use, project financing, which may adversely affect our financial results.

        We sometimes rely on project financing to fund the costs of our acquisitions and project development. Our subsidiaries have incurred, and in the future, may incur, project financing indebtedness to the extent permitted by existing agreements, and may continue to do so to fund ongoing operations. Any such newly incurred subsidiary indebtedness would be added to our current consolidated debt levels. Our project financing debt is, and would likely be structurally senior to certain of our other debt, which could also intensify the risks associated with leverage. Separately, failure to obtain project financing could result in delay or cancellation of future transactions or projects, thus limiting our growth and future cash flows.

        While the lenders to a project subsidiary under our project financings sometimes do not have direct recourse against us (other than to the extent we give any credit support), defaults thereunder can still have important consequences for us, including, without limitation:

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  our failure to receive subsidiary dividends, fees, interest payments, repayment of intercompany loans and other sources of cash, as the project subsidiary will typically be prohibited from distributing cash to us during the pendency of any default;

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  triggering our obligation to make payments under any financial guarantee, letter of credit or other credit support which we have provided to or on behalf of such subsidiary;

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  causing us to record a loss in the event the lender forecloses on the assets;

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  triggering defaults or acceleration on our outstanding debt, and, in some cases, triggering cross-default provisions;

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  the loss or impairment of investor confidence; or

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  foreclosure on the assets that are pledged under the non-recourse loans, therefore by eliminating any and all potential future benefits derived from those assets.

Future revenue for our long-term water supply agreements under our Seven Seas Water business is based on certain estimates and assumptions, and the actual results may differ materially from such estimated operating results.

        We operate our Seven Seas Water business based on our current estimate of the revenues we will generate under our long-term water supply agreements. Many of the costs of operating our facilities are fixed or do not vary materially based on the water produced by the facility, particularly in the short term. Our estimates and assumptions regarding what the water facilities will produce, and the revenues it will generate, during a specific period may not materialize. Unanticipated events may cause unforeseeable downtime, which would cause us to be unable to deliver water to our customers, which could have a material adverse effect on the actual results achieved by us during the periods to which these estimates relate. If revenues generated by the facility are less than estimated, our operating profit, gross margin and profits will be adversely affected.

Our emergency response services under our Seven Seas Water business expose us to additional challenges and risks.

        Our Seven Seas Water business also provides emergency response services in the event of a water crisis caused by water shortages, the failure of existing water producing equipment, and hurricanes or other natural disasters, among other reasons. We build skids, mobile desalination plants and other components in advance of a need to deploy them. To address these situations, we typically install our containerized mobile desalination plants pursuant to water supply agreements with shorter terms, typically with terms of less than five years. Due to the reactive nature of this market, we cannot predict when we will deploy our equipment, if at all, the duration of the deployment or the other terms and conditions applicable to the deployment (including the prices we will be paid for the water purchased from us). Our inability to deploy our containerized mobile desalination plants and components in a timely manner could adversely affect our results of operations, financial condition and cash flows. Further, we rely on our ability to use this equipment in other situations. If our equipment is damaged or requires extensive refurbishing after decommissioning and before it can be redeployed, our return on the investment in that equipment may be adversely affected. If we fail to perform in an emergency as our customer expects, or if our customer perceives that we failed to perform, our reputation and business could be materially and adversely affected. In addition, the deployment of our equipment on a large scale in response to an emergency may divert management's attention and resources. This could reduce our ability to pursue other opportunities, which could have an adverse effect on our business and results of operations.

The profitability of our Seven Seas Water facilities is dependent upon our ability to estimate costs accurately and construct and operate plants within budget.

        The cost estimates we prepare in connection with the construction and operation of our plants are subject to inherent uncertainties. Any construction and operating costs for our plants that significantly exceed our initial estimates could adversely affect our results of operations, financial condition and cash flows. Any delay in the construction of the plant may result in additional costs, and future operational costs could be affected by a variety of factors, including lower than anticipated production efficiencies and hydrological conditions at the plant site that differ materially from those we expected.

        We must satisfy each customer's specifications under our contracts, which may require additional processing steps or additional capital expenditures in order to meet such specifications. The terms of our water supply contracts typically require us to supply water for a specified price per unit during the term of the contract, subject to certain annual inflation adjustments, and to assume the risk that the costs associated with producing this water may be greater than anticipated. Because we base our contracted price of water in part on our estimation of future construction and operating costs, the profitability of our plants is dependent on our ability to estimate these costs accurately and remain within budget during the construction and operation of the facilities. In addition, most of our customers are required to supply the electricity we need to operate our desalination plants either for free or at contracted prices under their contracts with us. We will incur additional operating cost if we are required to bear the risks of fluctuations in electricity costs in the future, which may adversely and materially affect our results of operations and cash flows.

        The cost of equipment, materials and services to build a plant may increase significantly after we submit our bid for, or begin construction of, a plant, which could cause the gross profit and net return on investment for the plant to be less than we anticipated. The profit margins we initially expect to generate from a plant could be further reduced if future operating costs for that plant exceed our estimates of such costs.

Failure to comply with laws, regulations and policies, including the U.S. Foreign Corrupt Practices Act or other applicable anti-corruption legislation could result in fines, criminal penalties and an adverse effect on our business.

        We are subject to regulation under a wide variety of U.S. federal and state and non-U.S. laws, regulations and policies, including laws related to anti-corruption, export and import compliance, anti-trust and money laundering, due to our global operations. The U.S. Foreign Corrupt Practices Act, or the FCPA, the U.K. Bribery Act of 2010 and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. There has been an increase in anti-bribery law enforcement activity in recent years, with more frequent and aggressive investigations and enforcement proceedings by both the Department of Justice, or DOJ, and the SEC, increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that are recognized as having governmental and commercial corruption and in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We cannot assure you that our internal control policies and procedures will always protect us from improper conduct of our employees or business partners. If we believe or have reason to believe that our employees or agents have or may have violated applicable laws, including anti-corruption laws, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, and curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business.

Fluctuations in interest rates may adversely impact our business, financial condition and results of operations.

        We are exposed to fluctuations in interest rates. As of June 30, 2015, 82% of our outstanding debt was exposed to interest rate fluctuations. We have not entered into arrangements or contracts with third parties that constitute an interest rate hedge. The portion of our debt that bears interest at a fixed rate will vary from time to time. If interest rates significantly deviate from historical ranges, or if volatility or distribution of these changes deviates from historical norms, we may experience significant losses. As a result, fluctuating interest rates may negatively impact our financial results and cash flows.

Our inability to negotiate pricing terms in U.S. dollars may adversely impact our Seven Seas Water business, financial condition and results of operations.

        Most of our Seven Seas Water revenue is generated and most of our operations are conducted in developing countries. Currently, customer payment obligations under all of our water supply contracts are denominated in the U.S. dollar. If the U.S. dollar weakens against other foreign currencies, some of our component suppliers may increase the price they charge for their components in order to maintain an equivalent profit margin. In addition, there is no assurance that we will be able to negotiate U.S. dollar denominated pricing terms in the renewal of existing contracts or new contracts in the future. In certain situations, we are exposed to foreign exchange risk to the extent we have payment obligations in a local currency relating to labor, construction, consumable or materials costs or, of our procurement orders are denominated in a currency other than U.S. dollars. We have not entered into any arrangements or contracts with third parties to hedge against foreign exchange risk. If any of these local currencies change in value relative to the U.S. dollar, our cost in U.S. dollars would change accordingly, which could adversely affect our results of operations.

Our business and ability to enforce our rights under agreements relating to our Seven Seas Water business may be adversely affected by changes in the law or regulatory schemes in the jurisdictions in which we operate.

        Changes in laws governing capital controls, the liquidity of bank accounts or the repatriation of capital, repayment of intercompany loans and dividends could prevent or inhibit our receipt of cash from our foreign subsidiaries, resulting in longer payment cycles or impairment of our collection of accounts receivable. Although we may have legal recourse to enforce our rights under agreements to which we are a party and recover damages for breaches of those agreements, such legal proceedings are costly and may not be successful or resolved in a timely manner, and such resolution may not be enforced. Areas in which we may be affected include:

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  forced renegotiation or modification of concessions, purchase agreements, land lease agreements and supply agreements;

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  termination of permits or concessions and compensation upon any such termination; and

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  threatened withdrawal of countries from international arbitration conventions.

        Any of these factors may cause our costs to build, own, operate or maintain our desalination plants to increase, may delay the commissioning of such plants, and may delay the time when we receive revenue and cash flows from such plants.

Operational and execution risks may adversely impact the financial results of our Quench business.

        Our operating results are reliant on the continued operation of our filtered water systems as well as our delivery fleet. Inherent in our operations are risks that require oversight and control, such as risks related to mechanical or electrical failure, fire, explosion, leaks, chemical use, and vehicle, lift or forklift accidents. We have established policies, procedures and safety protocols requiring ongoing training, oversight and control in an effort to address these risks. However, significant operating failures on our customers' premises or vehicle accidents could result in personal injury or loss of life, loss of distribution capabilities, and/or damage at the site of the filtered water system, thereby adversely impacting our business, reputation and financial results. These factors could subject us to lost sales, litigation contingencies and reputational risk.

Our multi-year contracts under our business may limit our ability to quickly and effectively react to general economic changes.

        The conditions under which we initially enter into a contract may change over time. These changes may vary in nature or foreseeability and may result in adverse economic consequences. These consequences may be exacerbated by the multi-year terms of our contracts, which may hinder our ability to react rapidly and appropriately to changes. For example, we may not be free to adapt our pricing in line with changes in cost or demand. We also are not typically able to suddenly or unilaterally terminate a contract we believe is unprofitable or change its terms.

Changes in demand for our Quench products and services may affect operating results.

        We believe that the growth of the U.S. water cooler market is due, in part, to consumer preferences for healthy products and consumer taste preferences for treated water over tap water and other beverages. Growth is also affected by the demand from our customers, whose tastes and preferences may be affected by energy efficiency standards and environmental concerns, as well as the form, features and aesthetics of our equipment, among other factors. To the extent such preferences change, demand for our products will be affected, which may materially adversely affect us.

In our Quench business, we face the risk that our customers may fail to properly maintain, use and safeguard our equipment, which may negatively affect us as the providers of the systems.

        It is generally our responsibility to service our Quench filtered water systems throughout the duration of the contract, and our customers are generally required to maintain insurance covering loss, damage or injury caused by our equipment. However, we are not able to monitor our customers' use or maintenance of their filtered water systems or their compliance with our contracts or usage instructions. A customer's failure to properly use, maintain or safeguard the filtered water system or the customer's non-compliance with insurance requirements may reflect poorly on us as the provider of the filtered water system and, as a result, damage our reputation.

Many of our Seven Seas Water facilities are located on properties owned by others. If our landlords restrict our access to those properties or damage our facilities or equipment, our ability to develop, operate, maintain and remove our equipment would be adversely affected.

        Most of our Seven Seas Water facilities are located on property owned by others, some of whom are our customers. Our rights to locate our facilities and equipment on, and to access, those properties are governed by contracts with the applicable landlords. We need access to those properties to develop, operate and maintain our facilities and equipment and, in certain cases, to remove our equipment at the end of a contract term. In certain situations, personnel having access to those properties need security and other clearances. If the landlord restricts our ability to access our facilities, our ability to develop, operate, maintain and remove our equipment would be adversely affected. We cannot guarantee that we will not encounter labor disputes (strikes, walkouts, blocking access to sites, or the destruction of property in extreme cases) that could interrupt our operations over a significant period of time. In addition, our personnel, facilities and equipment located on those properties may be harmed by other activities or events occurring on those properties, including being subject to personal injury or death, or damage. Any such restrictions or occurrences could adversely affect our business, reputation, results of operations and financial condition.

We rely on information technology and network infrastructure in areas of our operations, and a disruption relating to such technology or infrastructure could harm our business.

        Seven Seas Water relies on our information technology and network infrastructure for both operations in our headquarters as well as our facilities, where our information technology and network infrastructure is critical for monitoring plant availability and efficiency. If our information technology or network infrastructure were to fail, such failure could lead to an inability to monitor our plant activities, and therefore could lead to noncompliance with health, safety and environmental requirements as well as increased costs and potential losses. Any increase in costs or losses could have an adverse effect on our financial condition and results of operations. In addition, the operation of our facilities relies on internet-based control systems. Interruption in internet service could limit or eliminate our ability to continue our plant operations, which would have a negative effect on our revenues.

        Quench relies on our information technology and network infrastructure for field service, customer service, billing, equipment service, inventory control, fixed asset management, financial reporting, accounting, accounts payable, payroll, lead generation, call center operations, sales analysis, vehicle tracking and profitability reporting. Our systems enable us to track the locations of our installed POU units and ensure customer compliance with payment obligations in connection with such POU units. Any failure or disruption relating to this technology or infrastructure could seriously harm our operations and/or reduce profitability. In addition, we have many projects planned to upgrade and enhance our systems' capabilities in the future, and failure to do so may result in an inability to remain competitive with respect to our service offerings, pricing and collections.

Failure to maintain the security of our information and technology networks, including information relating to our service providers, customers and employees, could adversely affect us.

        We are dependent on information technology networks and systems, including the internet, to process, transmit and store electronic information and, in the normal course of our business, we collect and retain certain information pertaining to our service providers, customers and employees, including credit card information for many of our service providers and certain of our customers. In addition, the operation of our facilities relies on internet-based control systems. If security breaches in connection with the delivery of our solutions allow unauthorized third parties to access any of this data or obtain control of our customers' systems or the systems controlling our plant operations, our reputation, business, results of operations and financial condition could be harmed.

        The legal, regulatory and contractual environment surrounding information security, privacy and credit card fraud is constantly evolving and companies that collect and retain such information are under increasing attack by cyber-criminals around the world. A significant actual or potential theft, loss, fraudulent use or misuse of service provider, customer, employee or other personally identifiable data, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our contractual or other legal obligations regarding such data or a violation of our privacy and security policies with respect to such data could result in loss of confidential information, damage to our reputation, early termination of our service provider contracts, significant costs, fines, litigation, regulatory investigations or actions and other liabilities or actions against us. Moreover, to the extent that any such exposure leads to credit card fraud or identity theft, we may experience a general decline in consumer confidence in our business, which may lead to an increase in attrition rates or may make it more difficult to attract new customers. Such an event could additionally result in adverse publicity and therefore adversely affect the market's perception of the security and reliability of our services. Security breaches of, or sustained attacks against, this infrastructure could create system disruptions and shutdowns that could result in disruptions to our operations. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. We cannot be certain that advances in cyber-attack capabilities or other developments will not compromise or breach the technology protecting the networks that support our platform and solutions. If any one of these risks materializes our business, financial condition, results of operations and cash flows could be materially and adversely affected.

We may experience difficulty obtaining materials or components for our Quench products.

        Our Quench business utilizes third parties both inside and outside the United States to manufacture our equipment and relies upon these manufacturers to produce and deliver quality equipment on a timely basis and at an acceptable cost. Disruptions to the business, financial stability or operations, including due to strikes, labor disputes, political/governmental issues or other disruptions to the workforce, of these manufacturers, or to their ability to produce the equipment we require in accordance with our and our customers' requirements could significantly affect our ability to fulfill customer demand on a timely basis which could materially adversely affect our revenues and results of operations.

Our holding company structure effectively subordinates our parent company to the rights of the creditors of certain of our subsidiaries.

        Substantially all of our assets are held by our subsidiaries. As a result, our rights and the rights of our creditors to participate in the distribution of assets of any subsidiary upon such subsidiary's liquidation or reorganization will be subject to the prior claims of such subsidiary's creditors, except to the extent that we are reorganized as a creditor of such subsidiary, in which case our claims would still be subject to the claims of any secured creditor of such subsidiary and of any holder of indebtedness of such subsidiary senior to that held by us. As of June 30, 2015, our subsidiaries had approximately $146.5 million of indebtedness (excluding intercompany indebtedness) outstanding.

        Since operations are conducted through our subsidiaries, our cash flow and ability to service debt is dependent upon the earnings of our subsidiaries and distributions to us. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due pursuant to indebtedness of other subsidiaries or us or to make any funds available therefor. In addition, the payment of dividends and the making of loan advances to us by our subsidiaries are contingent upon the earnings of those subsidiaries and are subject to various business considerations and, for certain subsidiaries, restrictive loan covenants contained in the instruments governing the indebtedness of such subsidiaries, including covenants which restrict in certain circumstances the payment of dividends and distributions and the transfer of assets to us.

Seven Seas Water may invest in projects with third-party investors that could result in conflicts.

        We may from time to time invest in projects with third-party investors who may possess certain shareholder rights. Actions by an investor could subject our assets to additional risk as a result of any of the following circumstances:

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  the investors might have economic or business interests or goals that are inconsistent with our, or the project-level entity's, interests or goals; or

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  the investor may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives.

        Although we generally seek to maintain sufficient control of any investment to permit our objectives to be achieved, we might not be able to take action with respect to certain matters without the approval of the investors. We may experience strained relations with certain of our investors, resulting in liquidity constraints due to our third-party investors' failure to fund their respective capital commitments.

In Curaçao, our customer is dependent on Petróleos de Venezuela S.A., or PdVSA (the state-owned oil company of Venezuela), and any financial or other issues our customer experiences with PdVSA could adversely affect our results of operations and financial condition.

        Our desalination facility in Curaçao sells industrial quality water to Curaçao Refinery Utilities B.V., a government owned utility that provides utility services to a refinery it has leased to PdVSA. The current term of this water sales agreement expires in 2019, but will extend to 2022 if our customer extends the lease of the refinery to PdVSA. Any financial or other issues our customer experiences with PdVSA could adversely affect our results of operations and financial condition.

Our ability to grow our business could be materially adversely affected if we are unable to raise capital on favorable terms.

        From time to time, we rely on access to capital markets as a source of liquidity for capital requirements not satisfied by operating cash flows. Our ability to arrange for financing on either a recourse or non-recourse basis and the costs of such capital are dependent on numerous factors, some of which are beyond our control, including:

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  general economic and capital market conditions;

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  the availability of bank credit;

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  investor confidence;

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  our financial condition, performance and prospects in general and/or that of any subsidiary requiring the financing as well as companies in our industry or similar financial circumstances; and

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  changes in tax and securities laws which are conducive to raising capital.

        Should future access to capital not be available to us, it may become necessary for us to sell assets or we may decide not to build new plants, expand or improve existing facilities or pursue acquisitions, any of which would affect our future growth, results of operations and financial condition.

An impairment in the carrying value of long-lived assets, long-term contract costs, goodwill or intangible assets would negatively impact our consolidated results of operations and net worth.

        Long-lived assets and long-term contract costs are initially recorded at cost and are amortized or depreciated over their useful lives. Long-lived assets and long-term contract costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recognition and measurement of a potential impairment is performed on assets grouped with other assets and liabilities at the lowest level where identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to future undiscounted net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group. Fair value is determined through various valuation techniques including discounted cash flows models, quoted market values and third-party independent appraisals, as considered necessary. There are inherent uncertainties related to these factors and management's judgment in applying these factors. These events or changes in circumstances and the related analyses could result in additional long-lived asset impairment charges in the future. Impairment charges could substantially affect our financial results in the periods of such charges.

        We have significant goodwill and intangible assets that are susceptible to valuation adjustments as a result of events or changes in circumstances. As of June 30, 2015, intangible assets, net and goodwill were $58.8 million and $123.3 million, respectively. If we determine goodwill or intangible assets are impaired, we will be required to write down these assets and record an impairment charge, which may negatively affect our results of operations. We assess the potential impairment of goodwill and indefinite lived intangible assets on an annual basis, as well as when interim events or changes in circumstances indicate that the carrying value may not be recoverable. Events or changes in circumstances indicating that the carrying value of our goodwill or amortizable intangible assets may not be recoverable include disruptions to our business, failure to realize the economic benefit from acquisitions of other companies and intangible assets, slower industry growth rates and declines in operating results and market capitalization. Determining whether an impairment exists and the amount of the potential impairment involves quantitative data and qualitative criteria that are based on estimates and assumptions requiring significant management judgment. Future events, new information or changes in circumstances may alter management's valuation of an intangible asset. The timing and amount of impairment charges recorded in our consolidated statements of operations and write-downs recorded in our consolidated balance sheets could vary if management's conclusions change. Any impairment of goodwill or identifiable intangible assets could have a material adverse effect on our operating results and financial condition.

We may not be able to adapt to changes in technology and government regulation fast enough to remain competitive.

        The water purification industry is highly technical and thus impacted by changing technology, competitively imposed process standards and regulatory requirements, each of which influences the demand for our products and services. Advances in technology and changes in legislative, regulatory or industrial requirements may render certain of our purification products and processes obsolete or increase our compliance costs.

Changes in our effective tax rates including as a result of changes in tax law or determinations by tax authorities may adversely affect our financial results.

        Our Quench business operates in the United States, and all of our Seven Seas Water customer revenue was generated outside the United States in the year ended December 31, 2014. In light of the global nature of our business and the fact that we are subject to tax at the federal, state and local levels in the United States and in other countries and jurisdictions, a number of factors may increase our future effective tax rates, including:

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  our decision to distribute U.S. or non-U.S. earnings to the parent company;

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  the jurisdictions in which profits are determined to be earned and taxed;

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  sustainability of historical income tax rates in the jurisdictions in which we conduct business;

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  the resolution of issues arising from tax audits with various tax authorities;

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  our ability to use net operating loss carry-forwards to offset future taxable income and any adjustments to the amount of the net operating loss carry-forwards we can utilize;

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  changes in tax laws that impact favorable tax treatment and/or the deductibility of certain expenses from taxable income; and

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  changes in the valuation of our deferred tax assets and liabilities, and changes in deferred tax valuation allowances.

Any significant increase in our future effective tax rates could reduce net income for future periods.

We could be adversely impacted by environmental, health and safety legislation, regulation and permits and climate change matters.

        We are subject to numerous international, national, state and local environmental, health and safety laws and regulations, as well as the requirements of the independent government agencies and development banks that provide financing for many of our projects, which require us to incur significant ongoing costs and capital expenditures and may expose us to substantial liabilities. Such laws and regulations govern, among other things: emissions to air; discharges to water; the generation, handling, storage, transportation, treatment and disposal of waste materials; and the cleanup of contaminated properties. Currently, we believe we are in compliance with these laws and regulations, but there is no assurance that we will not be adversely impacted by any such liabilities, costs or claims in the future, either under present laws and regulations or those that may be adopted or imposed in the future.

        We must obtain, maintain and/or renew a number of permits that impose strict conditions, requirements and obligations, including those relating to various environmental, health and safety matters, in connection with our current and future operations and development of our facilities. The permitting rules and their interpretations are complex, and the level of environmental protection needed to obtain required permits has tended to become more stringent over time. In many cases, the public (including environmental interest groups) is entitled to comment upon and submit objections to permit applications and related environmental analysis, attend public hearings regarding whether such permits should be issued and otherwise participate in the permitting process, including challenging the issuance of permits, validity of environmental analyses and determinations and the manner in which permitted activities are conducted. Permits required for our operations and for the development of our facilities may not be issued, maintained or renewed in a timely fashion or at all, may be issued or renewed upon conditions that restrict our ability to operate or develop our facilities economically or may be subsequently revoked. Any failure to obtain, maintain or renew our permits, as well as other permitting delays and permitting conditions or requirements that are more stringent than we anticipate, could have a material adverse effect on our business, results of operations and financial condition.

        Foreign, federal, state and local regulatory and legislative bodies have proposed various legislative and regulatory measures relating to climate change, regulating greenhouse gas emissions and energy policies. If these laws, regulations and requirements become more stringent in the future, we may experience increased liabilities, compliance costs and capital expenditures or difficulty in our ability to comply with applicable requirements or obtain financing for our projects.

        The potential physical impacts of climate change on our operations are also highly uncertain and would vary depending on type of physical impact and geographic location. Climate change physical impacts could include changing temperatures, water shortages, changes in weather and rainfall patterns, and changing storm patterns and intensities. Many climate change predictions, if true, present several potential challenges to water and wastewater utilities, such as increased precipitation and flooding, potential degradation of water quality, and changes in demand for water services.

We are subject to litigation and reputational risk as a result of the nature of our business, which may have a material adverse effect on our business.

        From time to time, we are involved in lawsuits that arise from our business. Litigation may, for example, relate to product liability claims, personal injury, property damage, vehicle accidents, regulatory issues, contract disputes or employment matters. The occurrence of any of these matters could also create possible damage to our reputation. The defense and ultimate outcome of lawsuits against us may result in higher operating expenses. Higher operating expenses or reputational damage could have a material adverse effect on our business, including to our liquidity, results of operations and financial condition.

We will incur significant costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives. We may fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act of 2002, which could result in sanctions or other penalties that would harm our business.

        As a public company, and particularly after we cease to be an "emerging growth company," we will incur significant legal, accounting and other expenses as a public company, including costs resulting from public company reporting obligations under the Securities Exchange Act of 1934, or the Exchange Act, and regulations regarding corporate governance practices. The listing requirements of the New York Stock Exchange, or the NYSE, require that we satisfy certain corporate governance requirements relating to director independence, distributing annual and interim reports, shareholder meetings, approvals and voting, soliciting proxies, conflicts of interest and a code of conduct. Our management and other personnel will need to devote a substantial amount of time to ensure that we comply with all of these requirements, and we will likely need to hire additional accounting and financial staff with appropriate public company reporting experience and technical accounting knowledge. Moreover, the reporting requirements, rules and regulations will increase our legal and financial compliance costs and will make some activities more time consuming and costly. Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or board committees or to serve as executive officers, or to obtain certain types of insurance, including directors' and officers' insurance, on acceptable terms.

        The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and the effectiveness of our disclosure controls and procedures quarterly. In particular, beginning with our Annual Report on Form 10-K for the year ending December 31, 2016, Section 404 of the Sarbanes-Oxley Act, or Section 404, will require management to report on, and our independent registered public accounting firm potentially to attest to, the effectiveness of our internal control over financial reporting. As an emerging growth company, we expect to avail ourselves of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404. However, we may no longer avail ourselves of this exemption when we cease to be an emerging growth company. When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of our compliance with Section 404 will correspondingly increase. Our compliance with applicable provisions of Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements. Moreover, if we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

In connection with the audit of our consolidated financial statements for fiscal year 2014, a material weakness in our internal control over financial reporting was identified. While we have taken steps to remediate this material weakness, we cannot provide assurance that additional material weaknesses or significant deficiencies will not occur in the future.

        In connection with the audit of our consolidated financial statements for the year ended December 31, 2014, management and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting and financial reporting closing process. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as "a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim statements will not be prevented or detected." Our lack of adequate accounting personnel has resulted in the identification of material weaknesses in our internal controls over financial reporting. Specifically, the material weakness was related to audit adjustments that were not detected by management review, significant delays in the preparation of audit request lists and financial reporting items and other errors with respect to our financial statements.

        To address the material weakness, we developed and implemented a plan in late fiscal year 2014 and during the first half of 2015 that included hiring additional accounting personnel, refining the end of period closing procedures and commencing an implementation of an information technology solution to assist in automating a portion of the financial reporting process, as well as implementing additional management review controls.

        While we implemented a plan to remediate this material weakness, we cannot predict the success of such plan or the outcome of our assessment of these plans at this time. We can give no assurance that this implementation will remediate this deficiency in internal control or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in a material adverse effect on our business and stock price.

        In addition, as a public company, we will be required to document and test our internal control procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which will require, beginning with our Annual Report on Form 10-K for the year ending December 31, 2016, annual management assessments of the effectiveness of our internal control over financial reporting. During the course of our assessment, we may identify deficiencies that we may not be able to remediate in time to meet our deadline for compliance with Section 404.

U.S. holders of our common shares may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

        Based on the current and anticipated value of our assets and the composition of our income, assets and operations, we do not expect to be a "passive foreign investment company," or PFIC, for the current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service, or the IRS, will not take a contrary position. Furthermore, a separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets generally will be determined by reference to the market price of our Shares, which may fluctuate considerably. If we were to be treated as a PFIC for any taxable year during which a U.S. Holder (as defined below under "Certain Material U.S. Federal Income Tax Considerations") holds a share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See "Certain Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations."

You may be subject to adverse U.S. federal income tax consequences if we are classified as a Controlled Foreign Corporation.

        Each "Ten Percent Shareholder" (as defined below) in a non-U.S. corporation that is classified as a "controlled foreign corporation," or a CFC, for U.S. federal income tax purposes generally is required to include in income for U.S. federal tax purposes such Ten Percent Shareholder's pro rata share of the CFC's "Subpart F income" and investment of earnings in U.S. property, even if the CFC has made no distributions to its shareholders. A non-U.S. corporation generally will be classified as a CFC for U.S federal income tax purposes if Ten Percent Shareholders own in the aggregate, directly or indirectly, more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A "Ten Percent Shareholder" is a U.S. person (as defined by the Code), who owns or is considered to own 10% or more of the total combined voting power of all classes of stock entitled to vote of such corporation. The determination of CFC status is complex and includes attribution rules, the application of which is not entirely certain. We do not believe that we are currently a CFC. It is possible, however, that a shareholder treated as a U.S. person for U.S. federal income tax purposes has or will acquire, directly or indirectly, enough shares to be treated as a Ten Percent Shareholder after application of the constructive ownership rules and, together with any other Ten Percent Shareholders of the company, cause the company to be treated as a CFC for U.S. federal income tax purposes. Holders are urged to consult their own tax advisors with respect to the potential adverse U.S. tax consequences of becoming a Ten Percent Shareholder in a CFC.

Risks Related to Our Common Shares

Insiders have substantial control over us, which could limit your ability to influence the outcome of key transactions, including a change of control.

        As of                , our directors, executive officers and each of our shareholders who own greater than 5% of our outstanding common shares and their affiliates, in the aggregate, owned approximately        % of the outstanding common shares. As a result, these shareholders, if acting together, would be able to influence or control matters requiring approval by our shareholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may have interests that differ from yours and may vote in a way with which you disagree and that may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our other shareholders of an opportunity to receive a premium for their common shares as part of a sale of our company and might affect the market price of our common shares.

Anti-takeover provisions in our memorandum and articles of association could make an acquisition of us, which may be beneficial to our shareholders, more difficult and may prevent attempts by our shareholders to replace or remove our current management and limit the market price of our common shares.

        Provisions in our articles of association may have the effect of delaying or preventing a change of control or changes in our management. Our articles of association include provisions that:

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  Authorize our board of directors to issue, without further action by the shareholders up to 25,000,000 shares of undesignated preferred shares;

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  Require that any action to be taken by our shareholders be effected at a duly called annual or special meeting and not by written consent;

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  Establish an advance notice procedure for shareholder approvals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to our board of directors;

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  Provide that directors may be removed only for cause;

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  Provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even if less than a quorum;

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  Establish that our board of directors is divided into three classes—Class I, Class II and Class III—with each class serving staggered terms; and

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  Require a super-majority of votes to amend certain of the above-mentioned provisions.

        These provisions, alone or together, could delay or prevent hostile takeovers and changes in control. These provisions may also frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of our board of directors, which is responsible for appointing the members of our management.

        Any provision of our articles of association or Curaçao law that has the effect of delaying or deterring a change of control could limit the opportunity for our shareholders to receive a premium for their shares of our common shares, and could also affect the price that some investors are willing to pay for our common shares.

U.S. shareholders may not be able to enforce civil liabilities against us.

        There is doubt as to the enforceability in Curaçao, whether by original actions or by seeking to enforce judgments of U.S. courts, of claims based on the federal securities laws of the United States. In addition, punitive damages in actions brought in the United States or elsewhere may be unenforceable in Curaçao. See "Enforcement of Judgments."

The rights afforded to shareholders are governed by Curaçao law. Not all rights available to shareholders under Curaçao law or U.S. law will be available to shareholders.

        The rights afforded to shareholders will be governed by Curaçao law and by the memorandum and articles of association, and these rights differ in certain respects from the rights of shareholders in typical Curaçao companies and U.S. corporations. In particular, Curaçao law significantly limits the circumstances under which shareholders of companies may bring derivative actions and, in most cases, only the corporation may be the proper claimant or plaintiff for the purposes of maintaining proceedings in respect of any wrongful act committed against it. Neither an individual nor any group of shareholders has any right of action in such circumstances. In addition, Curaçao law does not afford appraisal rights to dissenting shareholders in the form typically available to shareholders of a U.S. corporation. See "Description of Capital Stock—Differences in Corporate Law."

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our share, our share price and trading volume could decline.

        The trading market for our common share will depend on the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts change their recommendation or outlook regarding us or our shares, or provide more favorable relative recommendations or outlooks about our competitors, our share price could likely decline. Additionally, if any of the analysts do not publish or cease publishing research or reports about us, our business or our market, our share price and trading volume could decline.

Prior to this offering, there has been no public market for our common shares, and an active trading market may not develop or be sustained following this offering.

        Prior to this offering, there has been no public market for our common shares. An active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them, or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Future sales of our common shares in the public market could cause our share price to fall.

        Sales of a substantial number of our common shares in the public market after this offering, or the perception that these sales might occur, could depress the market price of our common shares and could impair our ability to raise capital through the sale of additional equity securities. Based on the number of common shares outstanding as of June 30, 2015, upon the closing of this offering, we will have          common shares outstanding, assuming no exercise of outstanding options or the underwriters' option to purchase additional shares.

        All of the common shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act except for any shares held by our affiliates as defined in Rule 144 under the Securities Act.                common shares outstanding after this offering, or        % based on shares outstanding as of June 30, 2015 after giving effect to this offering, will be restricted as a result of securities laws, lock-up agreements or other contractual restrictions that restrict transfers for at least 180 days after the date of this prospectus, subject to certain extensions.

        The underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements with the underwriters prior to expiration of the lock-up period. See "Shares Eligible for Future Sale."

        The holders of          common shares outstanding after this offering, or          % based on shares outstanding as of June 30, 2015 after giving effect to this offering, will be entitled to rights with respect to registration of such shares under the Securities Act pursuant to an investors' rights agreement between such holders and us. See "Description of Capital Stock—Registration Rights." If such holders, by exercising their registration rights, sell a large number of shares, the market price for our common stock could be harmed. If we file a registration statement for the purpose of selling additional shares to raise capital and are required to include shares held by these holders pursuant to the exercise of their registration rights, our ability to raise capital may be impaired. We intend to file a registration statement on Form S-8 under the Securities Act to register shares for issuance under our 2015 Stock Option and Incentive Plan. Our 2015 Stock Option and Incentive Plan provides for automatic increases in the shares reserved for issuance under the plan which could result in additional dilution to our shareholders. Once we register these shares, they can be freely sold in the public market upon issuance and vesting, subject to a lock-up period of at least 180 days and other restrictions provided under the terms of the applicable plan and/or the option agreements entered into with option holders.

We may invest or spend the proceeds of this offering in ways with which you may not agree, or in ways which may not yield a positive return.

        The net proceeds from this offering may be used for working capital purposes and for other general corporate purposes.

        We will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our results of operations or increase our market value.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

        The initial public offering price of our common shares is substantially higher than the net tangible book value per share of our outstanding common shares immediately after this offering. Therefore, if you purchase our common shares in this offering, you will incur immediate dilution of $          in net tangible book value per share from the price you paid. In addition, following this offering, purchasers in this offering will have contributed          % of the total consideration paid by our shareholders to purchase shares of common shares, in exchange for acquiring approximately          % of our total outstanding shares as of June 30, 2015 after giving effect to this offering. In addition, if outstanding options to purchase our common shares are exercised, you will experience additional dilution.

We do not intend to pay dividends for the foreseeable future.

        We have never declared or paid any dividends on our common shares. We currently intend to retain any earnings to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the future. Additionally, our ability to pay dividends on our common shares is limited by restrictions under the terms of our Curaçao credit facility. As a result, you may only receive a return on your investment in our common shares if the market price of our common shares increases.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

  •
  the high level of competition in desalination and wastewater treatment solutions and filtered water systems businesses and the impact such competition may have on pricing and sales volume;

  •
  state and federal regulation of our products and services and the risk that we may fail to meet current regulations or that further regulations may restrict our ability to produce and distribute our products;

  •
  potential contamination of our water sources, which could tarnish our image or result in delays in operations and the inability to meet our contractual obligations;

  •
  disruptions to operations and facilities, which would restrict our ability to produce and distribute our products and services;

  •
  fluctuations in the cost of essential equipment or supplies, which could significantly affect our ability to develop or maintain our facilities or deliver our products and services on a timely basis, the price of our products and services and harm our reputation and customer relationships;

  •
  acquisitions that disrupt our business or failure to achieve the anticipated benefits from an acquisition;

  •
  the risk that our existing customers may not extend their contracts with us;

  •
  the ability to identify and pursue opportunities for growth;

  •
  population growth and urbanization that will lead to an increase in the demand for water treatment technology;

  •
  the inability of our competitors to focus on building plants with lower operating costs or plants with excess capacity;

  •
  our competitive advantage due to, in part, low overhead costs, knowledge of local markets and our efficient manner of operating our equipment;

  •
  our ability to purchase equipment from alternate suppliers;

  •
  disruptions of our supply chain, distribution channels or service networks;

  •
  our failure to provide a high level of customer service;

  •
  our dependence on a small number of key senior managers, our continued ability to retain their services and the risk that we will be unable to find replacements with similar levels of experience or expertise;

  •
  our ability to obtain and retain adequate managerial and operational resources to support our plans for growth and expansion;

  •
  changing consumer preferences could decrease demand for our product;

  •
  our dependence on information technology and communications networks (including the internet) to operate and manage our business and the risk that our critical information systems or network connections may fail;

  •
  a decline in the economies in the countries in which we operate and plan to expand;

  •
  our vulnerability to the social, cultural and political volatility in the developing economies in which we operate and plan to expand;

  •
  fluctuations in tourism in the areas we service;

  •
  our ability to stay within budget and on schedule with respect to new construction;

  •
  our vulnerability to adverse or abnormal weather conditions;

  •
  litigation and legal proceedings could expose us to significant liabilities and damage our reputation;

  •
  credit and performance risk of our counterparties;

  •
  competition from third parties;

  •
  loss of services of key personnel and the retention and recruitment of a skilled workforce;

  •
  risks associated with negative developments in the capital markets;

  •
  the availability of debt or equity capital on economic terms to fund our capital expenditures, project development and acquisitions;

  •
  risk associated with our substantial indebtedness; and

  •
  the other factors described under "Risk Factors."

        We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

        You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, operating results and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Operating Results" and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environments. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

        The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to us or any other person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to within this prospectus.

INDUSTRY AND MARKET DATA

        This prospectus contains statistical data, estimates, and forecasts that are based on independent industry publications, such as those published by Zenith International Ltd. and Global Water Intelligence or other publicly available information, as well as other information based on our internal sources. Although we believe that the third-party sources referred to in this prospectus are reliable, neither we nor the underwriters have independently verified the information provided by these third parties. Similarly, while we believe our internal estimates with respect to our industry are reliable, our estimates have not been verified by any independent sources. While we are not aware of any misstatements regarding any industry and market data presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section titled "Risk Factors" and elsewhere in this prospectus.

 USE OF PROCEEDS

        We estimate that the net proceeds from the sale of our common shares in this offering will be approximately $             million, based upon the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' option to purchase additional shares from us is exercised in full, we estimate that our net proceeds would be approximately $             million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        Each $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds that we receive from this offering by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of one million in the number of common shares offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $             million, assuming the initial public offering price per share remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The principal purposes of this offering are to increase our financial flexibility, create a public market for our common shares, and facilitate our future access to the public equity markets.

        We currently intend to use the net proceeds that we will receive from this offering for working capital and other general corporate purposes. We have broad discretion as to the application of the proceeds used for working capital and other general corporate purposes. We may use a portion of the net proceeds that we receive to acquire or invest in complementary businesses, products, services, technologies or other assets. As part of our expansion strategy, we may acquire complementary businesses. For our Seven Seas Water business, we may seek to acquire additional desalination and water treatment plants. Potential acquisition candidates include individual plants and businesses that operate multiple plants. For our Quench business, potential acquisition candidates include local dealers as well as businesses with broader regional or national customer bases. We routinely identify and evaluate potential acquisition candidates and engage in discussions and negotiations regarding potential acquisitions. There can be no assurance that any of our discussions or negotiations will result in an acquisition. Further, if we make any acquisitions, there can be no assurance that we will be able to operate the acquired plants or businesses profitably or otherwise successfully implement our expansion strategy. We currently do not have any agreements or commitments to make any acquisitions or investments.

        Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit, or direct or guaranteed obligations of the U.S. government. You will not have an opportunity to evaluate the economic, financial or other information on which we base our decisions regarding the use of these proceeds.

DIVIDEND POLICY

        We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, as determined at the discretion of our board of directors, which may include our financial condition, operating results, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant. Additionally, our ability to pay dividends on our common shares is limited by restrictions under the terms of our Curaçao credit facility.

 CAPITALIZATION

        The following table sets forth our capitalization, as well as cash and cash equivalents, as of June 30, 2015 as follows:

  •
  on an actual basis;

  •
  on a pro forma basis, giving effect to the LLC Conversion which will occur prior to the date of this prospectus; and

  •
  on a pro forma as adjusted basis, giving further effect to the sale and issuance by us of            common shares in this offering, based on the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other final terms of this offering. You should read this table together with our consolidated financial statements and related notes, and the sections titled "Selected Consolidated Financial Data", "Management's Discussion and Analysis of Financial Condition and Operating Results" and our consolidated financial statements and related notes that are included elsewhere in this prospectus.

	As of June 30, 2015
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands)
Cash and cash equivalents	$34,277	$	$

Total debt	$146,499

Shareholders' equity:
Class A preferred shares	195,988
Class B shares	83,958
Class Q shares	143,666
Common shares	4,974
Management incentive plan shares	—
Additional paid-in capital	4,789
Accumulated deficit	$(133,947)

Total shareholders' equity	$299,428

Total capitalization	$445,927	$	$

        If the underwriters' option to purchase additional shares from us were exercised in full, pro forma as adjusted cash and cash equivalents, additional paid-in capital, total shareholders' equity and shares issued and outstanding as of June 30, 2015 would be $             million, $             million, $             million,            and             , respectively.

        Each $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our cash and cash equivalents, additional paid-in capital, and total shareholders' equity by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of one million in the number of shares offered by us would increase or decrease the net proceeds that we receive from this offering by approximately

$             million, assuming the initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The pro forma and pro forma as adjusted columns in the table above is based on            common shares outstanding as of June 30, 2015 after giving effect to the LLC Conversion described under the section titled "Certain Relationships and Related Party Transactions—LLC Conversion," and exclude:

  •
                      common shares issuable upon the exercise of options to purchase common shares that were outstanding as of June 30, 2015, with a weighted average exercise price of $                    per share;

  •
                      common shares issuable upon the exercise of options to purchase common shares granted after June 30, 2015, with a weighted average exercise price of $                    per share;

  •
                      common shares issuable upon the exercise of warrants to purchase common shares, with a weighted average exercise price of $                    per share;

  •
                      common shares reserved for future issuance under our existing equity incentive plans as of June 30, 2015; and

  •
                      common shares reserved for future issuance under our 2015 Stock Option and Incentive Plan, which will become effective upon completion of this offering, and which contains provisions that automatically increase its share reserve each year.

DILUTION

        If you invest in our common shares in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common shares and the pro forma as adjusted net tangible book value per share of our common shares immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of common shares in this offering and the pro forma as adjusted net tangible book value per share immediately after completion of this offering.

        Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of common shares outstanding. Our historical net tangible book value (deficit) as of June 30, 2015 was $             million, or $            per share. Our pro forma net tangible book value (deficit) as of June 30, 2015 was $             million, or $            per share, based on the total number of our common shares outstanding as of June 30, 2015, after giving effect to the LLC Conversion which will occur immediately prior to the completion of this offering.

        After giving effect to the sale by us of            common shares in this offering at the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of            would have been $             million, or $            per share. This represents an immediate increase in pro forma net tangible book value of $            per share to our existing shareholders and an immediate dilution in pro forma net tangible book value of $            per share to investors purchasing common shares in this offering at the assumed initial public offering price. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of June 30, 2015
Increase per share attributable to the conversion of all shares of preferred stock
Pro forma net tangible book value (deficit) per share as of June 30, 2015	$
Increase in pro forma net tangible book value (deficit) per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution in pro forma net tangible book value per share to new investors in this offering		$

        Each $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by $            , and would increase or decrease, as applicable, dilution per share to new investors in this offering by $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of one million in the number of shares of common stock offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by $            , and would increase or decrease, as applicable, dilution per share to new investors in this offering by $            , assuming the initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. In addition, to the extent any outstanding options to purchase common shares are exercised, new investors would experience further dilution. If the underwriters exercise their option to purchase additional shares from us in full, the pro forma as adjusted net tangible book value per share of our common shares immediately after this offering would be $            per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $            per share.

        The following table presents, on a pro forma as adjusted basis as of June 30, 2015, after giving effect to the LLC Conversion immediately prior to the completion of this offering, the differences between the existing shareholders and the new investors purchasing common shares in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of common shares and preferred stock, cash received from the exercise of stock options, and the average price per share paid or to be paid to us at the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration
Average Price per Share
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%	$
New investors

Total		100%		$	100%

        Each $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all shareholders by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase or decrease of one million in the number of shares of common stock offered by us would increase or decrease and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, as applicable, our pro forma as adjusted net tangible book value per share to new investors by $            , and would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all shareholders by approximately $             million, assuming the initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. In addition, to the extent any outstanding options to purchase common shares are exercised, new investors will experience further dilution.

        Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters' option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full from us, our existing shareholders would own        % and our new investors would own        % of the total number of our common shares outstanding upon the completion of this offering.

        The number of common shares that will be outstanding after this offering is based on            shares outstanding as of June 30, 2015, after giving effect to the LLC Conversion described under the section titled "Certain Relationships and Related Party Transactions—LLC Conversion," and excludes:

  •
              common shares issuable upon the exercise of options to purchase common shares that were outstanding as of June 30, 2015, with a weighted average exercise price of $            per share;

  •
              common shares issuable upon the exercise of options to purchase common shares granted after June 30, 2015, with a weighted average exercise price of $            per share;

  •
              common shares issuable upon the exercise of warrants to purchase common shares, with a weighted average exercise price of $            per share;

  •
          common shares reserved for future issuance under our existing equity incentive plans as of June 30, 2015; and

  •
              common shares reserved for future issuance under our 2015 Stock Option and Incentive Plan, which will become effective upon completion of this offering, and which contains provisions that automatically increase its share reserve each year.

 SELECTED CONSOLIDATED FINANCIAL DATA

        You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the "Management's Discussion and Analysis of Financial Condition and Operating Results" section of this prospectus. We have derived the statement of operations data for the years ended December 31, 2013 and 2014 and the balance sheet data as of December 31, 2013 and 2014 from our audited financial statements included elsewhere in this prospectus. We have derived the statement of operations data for the six months ended June 30, 2014 and 2015 and the balance sheet data as of June 30, 2015 from the unaudited quarterly financial statements included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace our consolidated financial statements and the related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future, and the financial information presented for the interim periods may not be indicative of the results of the full year.

	Year Ended December 31,		Six Months Ended June 30,
	2013	2014(1)	2014(1)	2015
	(in thousands)
Consolidated Statement of Operations Data:
Revenues:
Bulk water	$27,780	$38,989	$19,067	$21,111
Rental	—	23,995	2,038	21,954
Other	—	4,143	306	3,733

Total revenues	27,780	67,127	21,411	46,798
Cost of revenues:
Bulk water	15,765	21,037	9,921	12,065
Rental	—	10,984	665	9,514
Other	—	2,091	83	2,028

Total cost of revenues	15,765	34,112	10,669	23,607
Gross profit	12,015	33,015	10,742	23,191
Selling, general and administrative expenses	11,764	31,653	8,474	23,763

Income from operations	251	1,362	2,268	(572)
Other expense:
Interest expense, net	(949)	(5,148)	(1,669)	(3,410)
Other expense	(124)	(325)	(176)	(127)

(Loss) income before income tax expense	(822)	(4,111)	423	(4,109)
Income tax expense (benefit)	387	(1,984)	238	1,464

Net (loss) income	$(1,209)	$(2,127)	$185	$(5,573)

	As of December 31,
			As of June 30, 2015
	2013	2014(1)
		(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$14,277	$37,499	$34,277
Working capital	8,181	30,946	19,207
Property, plant and equipment and construction in progress	108,566	116,515	121,102
Total assets	135,922	376,330	469,562
Current portion of long-term debt	7,886	8,265	17,836
Long-term debt	45,666	77,766	128,663
Class A redeemable convertible preferred shares(2)	86,397	—	—
Total members' equity	(10,357)	271,969	299,428

(1)
Includes the operations of Quench USA Inc. and Atlas Watersystems, Inc. from the respective dates of acquisition of June 6, 2014 and June 16, 2014.

(2)
The Class A redeemable convertible preferred shares were reclassified from temporary equity to members' equity during the year ended December 31, 2014 upon elimination of the redemption and conversion features.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND OPERATING RESULTS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled "Selected Consolidated Financial Data" and financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled "Risk Factors" included elsewhere in this prospectus.

 Overview

        AquaVenture is a multinational provider of Water-as-a-Service, or WAAS, solutions that provide our customers with a reliable and cost-effective source of clean drinking and process water primarily under long-term contracts that minimize capital investment by the customer. We believe our WAAS business model offers a differentiated value proposition that generates long-term customer relationships, recurring revenue, predictable cash flow and attractive rates of return. We offer our solutions in North America, the Caribbean, Latin America and the Middle East.

        We deliver our WAAS solutions through two operating platforms: Seven Seas Water and Quench. Seven Seas Water is a multinational provider of desalination and wastewater treatment solutions, providing 7 billion gallons of potable, high purity industrial grade and ultra-pure water per year to governmental, municipal, industrial and hospitality customers. Quench, which we acquired in June 2014, is a U.S.-based provider of Point-of-Use, or POU, filtered water systems and related services to more than 40,000 institutional and commercial customers, including more than half of the Fortune 500.

        Our Seven Seas Water platform generates recurring revenue through long-term contracts for the delivery of treated bulk water, generally based on the amount of water we deliver. The significant majority of our Seven Seas Water revenue is derived from our operations in five different locations:

  •
  The USVI: Seven Seas Water provides all of the municipal potable water needs for the islands of St. Croix, St. Thomas and St. John through its two seawater desalination plants, one on St. Croix and one on St. Thomas, having a combined capacity of approximately 7.0 million gallons per day, or GPD. We also provide ultrapure water for use in power generation units by further processing a portion of the potable water we produce for certain of our customers.

  •
  St. Maarten: Seven Seas Water is the primarily supplier of municipal potable water needs for St. Maarten through its three seawater desalination plants located around the island having a combined capacity of approximately 4.8 million GPD.

  •
  Curaçao: Seven Seas Water provides industrial grade water through seawater and brackish water desalination facilities having a combined capacity of approximately 4.9 million GPD.

  •
  Trinidad: Seven Seas Water provides potable water to the southern part of the island through its seawater desalination plant having a capacity of approximately 5.5 million GPD.

  •
  The BVI: Seven Seas Water is the primary supplier of Tortola's potable water needs through its seawater desalination plant having a capacity of approximately 2.8 million GPD, which we began operating after we acquired the capital stock of Biwater (BVI) Holdings Limited on June 11, 2015.

        Seven Seas Water offers solutions that utilize reverse osmosis and other purification technologies to convert seawater or brackish water into potable, high purity industrial grade and ultra-pure water in large volumes for customers operating in regions with limited access to usable water. Our WAAS solutions allow our customers to outsource the management of the entire lifecycle of a desalination plant. We are supported by an operations center in Tampa, Florida, which provides general management, business development, engineering, procurement and field service support functions.

        Our Quench platform generates recurring revenue from the rental and servicing of POU water filtration systems and related equipment, such as ice and sparkling water machines, and from the contracted maintenance of customer-owned equipment. Quench also generates revenue from the sale of coffee and consumables. Our unit attrition rates imply an average rental period of more than 10 years. We receive recurring fees for the units we rent or service throughout the life of our customer relationship. We also receive non-recurring revenue from some customers for certain services, such as installation, relocation or removal of equipment, as well as from the resale of equipment. We achieve an attractive return on our rental assets due to strong customer retention. We provide our systems and services to a broad mix of industries, including government, education, medical, manufacturing, retail, and hospitality, among others. We operate across the United States and are supported by a primary operations center in King of Prussia, Pennsylvania.

        For the fiscal years ended December 31, 2013 and 2014, our consolidated revenue was $27.8 million and $67.1 million, respectively. The increase was mainly due to our acquisition of Quench USA, Inc. and Atlas Watersystems, Inc., or Atlas, in June 2014 and from new plants and plant expansions at Seven Seas Water. Including both organic and inorganic growth, our compounded annual growth rate, or CAGR, was 34.4% from 2009 to 2014. For the six months ended June 30, 2015, our consolidated revenue was $46.8 million.

Operating Segments

        We have two reportable segments that align with our operating platforms: Seven Seas Water and Quench. The segment determination is supported by, among other factors: the existence of individuals responsible for the operations of each segment and who also report directly to our chief operating decision maker, or CODM, the nature of the segment's operations and information presented to our board and our CODM. The expenses of AquaVenture Holdings LLC are included in the Seven Seas Water segment results.

History

        AquaVenture Holdings LLC was formed on December 14, 2006 with the objective to build or acquire, own and operate desalination and wastewater treatment plants. We focused on providing potable water and wastewater treatment services to what was considered a fragmented and underserved market in the Caribbean islands. The founding team included Douglas R. Brown, our current Chief Executive Officer and Chairman of the Board, and several of his former colleagues from Ionics, Incorporated, a formerly publicly-held water company that was acquired by General Electric in 2005. Our initial financing occurred on January 5, 2007, immediately preceding an acquisition on January 6, 2007 of AquaVenture Capital Limited and its wholly owned subsidiary, Seven Seas Water Corporation (USVI), in a stock-for-stock transaction valued at approximately $1.0 million. During the remainder of 2007, we completed acquisitions of two water businesses in the Turks and Caicos Islands and one water business in St. Maarten. The business acquired in St. Maarten provided us with our first long-term government contract. Also during 2007, we formed Seven Seas Water Corporation, a Delaware corporation located in Tampa, Florida, to provide centralized management, engineering, operations, procurement, business development and administrative support services to our portfolio of operating companies. From 2008 to 2015, we continued to grow our business through new projects, existing project expansions and acquisitions. During the same period, we launched business development efforts in North America, Latin America, the Middle East and India.

Recent Acquisitions

  Quench Acquisition

        On June 6, 2014, AquaVenture Holdings LLC acquired all of the assets of Quench USA Holdings LLC under a contribution agreement in exchange for AquaVenture's issuance of 29,036,947 Class Q shares and 2,829,598 Class B shares. The assets of Quench USA Holdings LLC included all issued and outstanding capital stock of Quench and any cash held. The Class Q shares and Class B shares issued to Quench USA Holdings LLC had a fair value at the time of contribution of $143.7 million and $14.0 million, respectively (or an aggregate purchase price of $157.7 million). Our acquisition of Quench provides us with a more diversified water service offering and extends our geographical footprint into North America. Quench's results are included in our Quench segment results for the periods following its acquisition.

  Atlas Acquisition

        On June 16, 2014, Quench acquired all of the assets of Atlas, for a total purchase price of $23.6 million, which consisted of $21.1 million in cash and 505,285 Class B shares valued at $2.5 million. Our acquisition of Atlas expands Quench's presence in the northeast United States and makes us a market leader in our sector in the greater Boston area. The results of Atlas are included in our Quench segment reporting for periods following its acquisition.

  Biwater Acquisition

        On June 11, 2015, AquaVenture Water Corporation, a BVI company and our indirect wholly-owned subsidiary, acquired 100% of the capital stock of Biwater (BVI) Holdings Limited, or Biwater Holdings. Biwater (BVI) Ltd., a wholly-owned subsidiary of Biwater Holdings, provides potable water to the island of Tortola from a desalination facility located in Paraquita Bay under a water purchase agreement with the BVI government that expires in 2030. AquaVenture Water Corporation acquired all of the capital stock of Biwater Holdings for a total purchase price of $47.8 million, which consisted of $44.5 million in cash and a note payable issued by AquaVenture Holdings N.V. in the aggregate principal amount of $5.6 million with a fair value at the date of acquisition of $3.3 million. Included in the liabilities of Biwater Holdings is long-term debt between Biwater (BVI) Ltd. and a bank with a remaining unpaid principal balance as of the acquisition date of $40.8 million, excluding any application of a $3.6 million debt service reserve that is held by the lender as restricted cash. The operations of Biwater Holdings and its subsidiary are included in our Seven Seas Water reporting segment from the date of the acquisition.

Components of Revenues and Expenses

        Management reviews the results of operations using a variety of measurements and procedures including an analysis of the statement of operations which management considers an important aspect of our performance analysis. To help the reader better understand the discussion of operating results, details regarding certain line items have been provided below.

Revenues

  Seven Seas Water

        Our Seven Seas Water business generates revenue primarily from the delivery of treated bulk water to governmental, municipal, industrial and hospitality customers. We generally recognize revenue from bulk water sales and services at the time water is supplied to our customers in accordance with the applicable water supply agreements. Certain agreements contain minimum monthly charge provisions which allow us to invoice the customer for the greater of the water supplied or a minimum monthly charge if we have met our water supply obligations. The amount of water supplied is based on meter readings performed at or near the end of each month. Estimates of revenue for unbilled water are recorded when meter readings occur at a time other than the end of a period.

        Our Seven Seas Water business operates on a water outsourcing model. Certain contracts under which we construct a plant to provide bulk water to a specific customer contain certain terms and conditions that under U.S. GAAP accounting rules require the arrangement to be accounted for as an operating lease. We have determined that revenue recognition over the life of contracts that are categorized under U.S. GAAP as operating leases is consistent with contracts for bulk water sales and service after taking into consideration our analysis of contingent rent, any minimum take-or-pay provisions and contractual unit pricing.

        Through the Seven Seas Water operating platform, we also recognize revenue under certain contracts with our customers that are required by U.S. GAAP to be accounted for as service concession arrangements. Service concession arrangements are agreements entered into with a public-sector entity that controls both the ability to modify or approve the services and prices provided by the operating company and beneficial entitlement or residual interest in the infrastructure at the end of the term of the agreement. Our service concession arrangements require the construction of infrastructure, which is ultimately operated by us to provide bulk water to the customer in accordance with the applicable agreement. Revenue is calculated based on the amount of water supplied at contractually determined rates. The amount of water supplied is based on meter readings performed at or near the end of each month. Estimates of revenues for unbilled water are recorded when meter readings occur at a time other than the end of a period. We have determined such revenue is recognized on a basis that is consistent with the recognition of revenue from bulk water sales and service as a result of our continuing obligation to perform under the contract and after taking into consideration contractual unit pricing.

  Quench

        Our Quench business generates recurring revenue from the rental and servicing of POU water filtration systems and related equipment, such as ice and sparkling water machines, and from the contracted maintenance of customer-owned equipment. We receive non-recurring revenue from the resale of equipment and for certain services, such as installation, relocation and removal of equipment. Quench also generates revenue from the sale of coffee and consumables.

        The majority of Quench customers rent our systems under multi-year, automatically renewing contracts, and our unit attrition rates imply an average rental period of more than 10 years. We receive recurring fees for the units we rent ratably throughout the term of each contract period.

Cost of Revenues

  Seven Seas Water

        Cost of revenues for our Seven Seas Water business consists primarily of the cost of plant depreciation, amortization of long-term contract costs under service concession agreements, plant personnel costs (including compensation and other related personnel costs for plant employees), electric power, repairs and maintenance, personnel and travel costs for field engineering services and the cost of consumables.

        Plant depreciation is the largest component of our cost of revenues. In the future, we expect that our depreciation and cost of revenue will increase with the addition of new water plants and future acquisitions. Plant depreciation is calculated using a straight-line method with an allowance for estimated residual values. Depreciation rates are determined based on the estimated useful lives of the assets. Depreciation commences when the plant is placed into service.

        Our costs for the infrastructure used to produce water for our customers under service concession arrangements are recorded as a long-term asset and are amortized over the term of the arrangement using a straight-line method. Amortization of such costs is a significant expense.

        Plant labor costs are generally fixed within a normal range of plant production but can vary from plant to plant depending on the size of the plant and the complexity of the water application. Costs of labor can vary depending on the prevailing labor market for the level of employees needed in the jurisdiction where the plant is located.

        Electrical power for our large plants is provided by the customer or charged by us to the customer as a pass through cost; however our contracts normally require us to maintain electrical usage at or below a specified level of kilowatt hours for each gallon of water produced.

        Expenditures for repairs and maintenance are expensed as incurred, whereas betterments that add capacity, significantly improve operating efficiency or extend the asset life are capitalized.

        Field engineering services include mainly the cost of labor and travel for our specially trained and skilled employees who are deployed to our plant sites under the direction of our Tampa, Florida services center. These personnel are utilized to handle more complex maintenance tasks and to troubleshoot performance issues with our plant equipment and systems. Such expenses can vary depending on the number of projects and the time and extent of the maintenance requirements.

        Consumables are typically chemical additives used in the pre- and post-production processes to meet the water quality and attribute specifications of our customers.

  Quench

        Cost of revenues for our Quench business consists primarily of the cost of personnel and travel for our field service, supply chain and technician scheduling and dispatch teams; depreciation of rental equipment and field service vehicles; the cost of equipment purchased for resale; the cost of coffee and related products; the cost of filters and repair parts; and freight costs. A portion of these expenditures are incurred in connection with the installation of our rental equipment and are capitalized.

Selling, General and Administrative Expenses

        Each segment reports the selling, general and administrative expenses that pertain to its business. In addition, the expenses of AquaVenture Holdings LLC, consisting mainly of professional service and other expenses to support its activities as a holding company, are included in the Seven Seas Water segment results.

  Seven Seas Water

        Selling, general and administrative expenses for Seven Seas Water consist primarily of compensation and benefits, third-party professional service fees and travel. Selling and marketing expenses consist mainly of personnel and travel costs of our business development organization, third-party and internal engineering costs incurred in connection with new project feasibility studies or proposals, and the costs for operating business development offices in South America and the Kingdom of Saudi Arabia.

        General and administrative expenses include personnel costs for our executive, engineering, procurement, finance, human resources organizations and other administrative employees. Third-party professional service costs included in general and administrative expenses are composed mainly of consulting, legal, accounting and tax services. Other general and administrative expenses include depreciation of vehicles, office equipment and improvements and computer systems and software not directly related to the production of water or other water services, and other corporate expenses. In the future, we expect that our selling, general and administrative expenses will increase due to business development efforts in new markets, the costs of being a public company and the general infrastructure to support our future growth.

  Quench

        Selling, general and administrative expenses for Quench include costs related to our selling and marketing functions as well as general and administrative costs associated with our operations center and operating locations, including information systems, finance, customer care, and human resources. Selling and marketing costs primarily include personnel costs (including salaries, benefits and share-based compensation), commissions and expenses related to lead generation. General and administrative expenses also include amortization expense associated with intangible assets acquired in connection with business combinations, which are amortized over their expected useful lives, fees for third-party professional services (including consulting, legal, accounting and tax services), travel, depreciation of non-service equipment and other administrative expenses.

Other Expense and Income

        Other expense and income consists mainly of interest expense on bank and private lender debt. In the future, we expect that our interest expense will increase as a result of the use of debt financing for new plant construction and business acquisitions (including the debt incurred and assumed in the June 2015 Biwater acquisition).

Key Metrics

        We regularly use a number of key metrics to measure our performance, evaluate growth trends and determine business strategy, including Adjusted EBITDA and Cash Operating Profit.

Adjusted EBITDA

        Adjusted EBITDA, a non-GAAP financial measure, is defined as earnings (loss) before interest, income taxes, depreciation and amortization, share-based compensation, gain or loss on disposal of assets, acquisition-related expenses and certain adjustments recorded in connection with purchase accounting for acquisitions. Adjusted EBITDA should not be considered a measure of financial performance under GAAP. Management believes that the use of Adjusted EBITDA provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations, and also facilitates comparisons with other companies, many of which use similar non-GAAP financial measures to supplement their reported GAAP results. Management believes that it is useful to exclude certain charges, such as depreciation and amortization, and non-core operational charges, from Adjusted EBITDA because (1) the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations and (2) such expenses can vary significantly between periods as a result of the timing of acquisitions or restructurings. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

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  Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

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  Adjusted EBITDA does not reflect interest expense, which represents a reduction in cash available to us;

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  Adjusted EBITDA does not reflect income tax expenses that may represent a reduction in cash available to us;

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  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect the future need to augment or replace such assets; and

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  Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

        Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income and our other GAAP results.

Cash Operating Profit

        Cash Operating Profit, a non-GAAP financial measure, is defined as Adjusted EBITDA before selling and marketing expenses. Management believes Cash Operating Profit is an important economic measure as it more closely approximates the cash generated by our installed asset base. Cash Operating Profit should not be considered a measure of financial performance under GAAP.

        Our use of Cash Operating Profit has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. In addition to those limitations inherent in Adjusted EBITDA, the limitations of Cash Operating Profit include:

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  Cash Operating Profit does not reflect changes in our selling and marketing expenses;

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  Cash Operating Profit does not reflect selling and marketing expenses that may represent a reduction in cash available to us; and

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  Cash Operating Profit does not reflect costs associated with our continued growth.

        Because of these limitations, you should consider Cash Operating Profit alongside other financial performance measures, including various cash flow metrics, net income and other GAAP results.

Reconciliation of Non-GAAP Financial Data

        A reconciliation of our GAAP net (loss) income to Adjusted EBITDA and Cash Operating Profit for the periods presented is shown below:

	Year Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
	(in thousands)
Net (loss) income	$(1,209)	$(2,127)	$185	$(5,573)
Depreciation and amortization	7,226	14,831	5,069	10,205
Interest expense, net	949	5,148	1,669	3,410
Income tax expense (benefit)	387	(1,984)	238	1,464
Share-based compensation expense	225	1,757	446	1,650
Loss on disposal of assets	54	604	51	335
Acquisition-related expenses	—	265	265	1,135
Purchase accounting adjustments	—	335	335	—

Adjusted EBITDA	$7,632	$18,829	$8,258	$12,626
Selling and marketing expenses	4,716	10,364	2,892	7,124

Cash Operating Profit	$12,348	$29,193	$11,150	$19,750

 Key Factors Affecting Our Performance and Comparability of Results

        A number of key factors have affected and will continue to affect our performance and the comparison of our operating results, including matters discussed below and those items described in the section entitled "Risk Factors."

Seven Seas Water

        The financial performance of our Seven Seas Water business has been, and will continue to be, affected by our ability to identify and secure new projects for desalination, wastewater treatment and water reuse services with new and existing governmental, municipal, industrial, and hospitality customers. Performance of an existing plant site is generally consistent over time. Our performance and the comparability of results over time, however, are largely driven by the timing of events such as securing new plant projects, plant expansions, acquisitions of existing plants, and the extension, termination or expiration of water supply agreements. The timing of many of these events is unpredictable. New plant projects, plant expansions and plant acquisitions, when they do occur, require significant levels of cash and company resources before and after the commencement of revenue and their impact on our results of operations can be significant.

        The table below summarizes significant events in 2013, 2014 and 2015 that affect performance and comparability of financial results for these and future periods:

Plant Name	Location	Event	Capacity (Million GPD)	Commencement Date
Harley	St. Thomas	New plant	3.3	June 2013
Point Fortin	Trinidad	New plant	5.5	August 2013
Richmond	St. Croix	Plant expansion	2.2	September 2013
CRU Refinery	Curaçao	Plant expansion	0.5	October 2013
Point Blanche	St. Maarten	Plant expansion	1.0	March 2014
CRU Refinery	Curaçao	Plant expansion	0.5	April 2014
CRU Refinery	Curaçao	Plant expansion	2.5	January 2015
Paraquita Bay	BVI	Plant acquisition	2.8	June 2015

  Time and Expense Associated with New Business Development

        The period of time required to develop an opportunity and secure an award can be lengthy, historically taking multiple years during which significant amounts of business development expense may be incurred. Our business development organization seeks to identify new project opportunities for both competitive bid situations and through unsolicited negotiated arrangements. Governmental water customers generally require a competitive bid for new plant development. We believe our build, own and operate model provides a significant distinction from many of our competitors in a bid or other selection process. Participation in a formal bid process and in negotiated arrangements can require significant costs, the timing of which can impact the comparability of our financial results. While our proposed pricing factors in such costs, there is no assurance that we will secure the contract and ultimately recover our costs.

        The period from contract award to the commissioning of a new plant (and commencement of revenues) can also vary greatly due to, among other things, the size and complexity of the plant, the customer water specification, the suitability of the plant site and our ability to use existing infrastructure, the lead times for any required custom made or made to order equipment, and the ability to obtain required permits and licenses. In the case of a newly constructed plant, there is typically a ramp-up period during which the plant operates below normal capacity.

        To increase opportunities for new business with shortened sales cycles, we have, since 2008, pursued and achieved significant additional business and established long-term customer relationships as a result of our rapid deployment capabilities, which allow us to respond to short-term emergency water shortages in our target markets, often without a competitive bid requirement. Our current business in the USVI and Curaçao is attributed in large part to earlier deployments of our mobile containerized units to address emergency shortages. We continue to maintain this capability through our investment in containerized and modular water plants that include components having long procurement lead times.

        To optimize our returns on project investment we seek to finance a portion of the construction cost through debt. The timing, extent and terms of such debt financing and the ensuing increase to interest expense can vary from project to project.

  Existing Customer Relationships

        We expect to continue to grow our business with existing customers by expanding and extending the contractual term for existing plants to meet expected increasing customer demand, each of which will impact our performance and comparability of results. As the volume of water produced at an existing plant increases, we typically experience increased sales volume and a lower cost for each incremental gallon produced, and our customers benefit from an increased and reliable supply of water. Similarly, contract extensions and renewals provide economic benefits for both the customer and us. By the time of an extension or renewal we have typically recovered meaningful portions of our capital investment and only incremental capital investment may be required. These factors provide a competitive advantage in a contract extension (or renewal) process and may enable us to reduce unit prices, sustain profitability and achieve an improved and continuing return on our invested capital.

        Historically, additional plant expansions and contract extensions have followed our initial installations. For example, in Curaçao, at the customer's request, we expanded plant production capacity in 2012 and again in 2013, in both cases also extending the contract term. In 2014, we assumed responsibility for retrofitting and operating customer-owned equipment, and we now provide approximately 80% of the water used at this customer's facility. We have also had capacity expansions in the USVI and St. Maarten and have had contract extensions at each of our first four major plants. In addition, on September 3, 2015, we amended the water sale agreement with a customer in Trinidad to expand the existing desalination plant capacity by approximately 21% and extend the term of the contract by 50 months.

  Plant Acquisitions

        Revenue and expenses will increase upon an acquisition of an existing plant from a third party, which could be a new customer, an existing customer, a third-party project developer or a facility owner. Initially an acquired plant may experience periods of downtime or reduced production levels as well as additional capital investment while we bring the plant up to our engineering and operating standards. We have completed six acquisitions of existing plant operations since inception. In June 2015, we acquired the capital stock of Biwater Holdings for a total purchase price of $47.8 million. A subsidiary of Biwater Holdings operates a 2.8 million GPD plant in the BVI, where we now provide water and services to the BVI government. Revenue after the June 2015 date of acquisition is included in the results of operations for the Seven Seas Water segment. Acquisitions are a part of our Seven Seas Water growth strategy and accordingly our ability to grow could be impacted by our effectiveness in completing and integrating our acquisitions.

  Entry into New Markets

        Our future performance will be affected by our investment and success in securing business in new markets. While continuing to penetrate the Caribbean market, we have also expanded our business development efforts to pursue a global business footprint in North America, Latin America, the Middle East and India. As we continue to pursue entry into new markets, we may incur increasing expenses for business development that may be sustained for long periods of time before realizing the benefit of incremental revenues. In addition our entry into some new markets may be better served through partnering arrangements such as joint ventures, which may result in a minority position. Such an arrangement may be economically attractive even though, in some circumstances, we may not be able to consolidate the operating results of a partnering arrangement with our own operating results.

        Our future performance will also be affected by our efforts and ability to secure new or expanded business from new outsourcing applications such as highly specialized water for industrial companies, municipal and industrial wastewater treatment and reuse, and processing of produced water generated from oil and gas exploration. We may incur additional costs to develop industry specific knowledge about such opportunities.

  Changes to Sales Volume, Costs of Sales and Operating Expenses

        Our profitability is affected by changes in the volume of water delivered above any minimum required customer purchases and our ability to control plant production costs and operating expenses.

        Due to the capital intensive nature of our business and the relatively high level of fixed costs such as depreciation and long-term contract amortization, our Seven Seas Water model is characterized by high levels of operating leverage. As a result, significant swings in production volume will favorably or unfavorably impact profitability more significantly than business models with less operating leverage. We have mitigated the downside risk of declines in plant production through the inclusion of minimum customer purchase requirements in six of our eight water supply contracts with our major customers except where we have contractual rights to be the exclusive water supplier or where our customer must purchase all the water we produce and we must provide volume at a specified percentage of installed capacity. We design our plants to meet or exceed contractual supply requirements but our failure to meet minimum supply requirements could result in penalties that may adversely affect our financial performance.

        Electrical costs are a major expense in connection with the operation of a water treatment plant. Our major customers either, directly or through related parties, provide the electricity needed to run the plant without cost to us or reimburse us for this cost on a pass-through basis. In general our contracts require us to maintain electrical usage at or below a specified level of kilowatt hours for each gallon of water produced. Thus our cost risk is with respect to our ability to use electrical power efficiently. We have made investments in plant equipment and configuration to maintain required levels of electrical efficiency.

        Personnel costs are another major cost element for plant operations. Our contracts provide for price adjustments for inflation. Profitability, however, could be adversely affected by significant increase in market prices for labor, social taxes and benefits or changes in operations requiring additional personnel. Because we assume responsibility to run plants over long periods of time, we use plant designs, equipment and equipment maintenance programs that seek to minimize future repairs and optimize long-term cost performance. We may however, from time to time experience equipment failures outside of warranty coverage which could result in significant costs to repair.

        Our operations center in Tampa, Florida and our organization in Santiago, Chile incur significant selling, general and administrative expenses that are intended to support our plans for future growth. Certain of these expenses, in particular those related to business development, are largely discretionary and not correlated specifically to short-term changes in revenue. Direct engineering cost, including allocated overhead, for personnel at our operations center are capitalized as a project cost based on hours incurred on active plant construction projects which can change from period to period. The timing of new hires, the utilization of engineering personnel and the spending in these areas may affect the comparability of our results. In addition, we expect to incur increased legal, accounting and other expenses as we pursue our expansion strategy and as a public company, including costs resulting from public company reporting obligations under the Securities Exchange Act of 1934, or the Exchange Act, and the listing requirements of the New York Stock Exchange. We anticipate that such operating costs as a percentage of revenue will moderate over the long term as our revenues increase.

  Contractually Scheduled and Negotiated Changes to Terms and Conditions

        Our Seven Seas Water business is conducted in accordance with the terms of long-term water supply contracts that, among other things, may provide for minimum customer purchases, guaranteed supply volumes and specified levels of pricing based on the volume of water purchased during the billing period. These contractual features are key determinants of plant revenue and plant profitability. Certain of our contracts provide for contractually scheduled price changes. In addition, most of our contracts include provisions to increase prices in accordance with a specified inflation index such as the consumer price index. From time to time, we also negotiate pricing changes with our customers as part of an arrangement to extend or renew a contract, expand plant capacity or increase minimum volumes pursuant to a take-or-pay agreement.

        Revenues and operating income can be expected to decrease, potentially by a significant amount, upon a decrease in contracted services or contract termination or expiration. We seek to mitigate the risk of such events by establishing a track record for reliability and leveraging the cost advantages of being the incumbent provider.

  Customer Demand and Certain Other External Factors

        We design plant capacity to exceed the minimum purchase requirements contained in our contracts to meet anticipated customer needs and maintain sufficient excess capacity. Our customer's water demand and our ability to meet that demand can vary among quarters and annual periods for a variety of reasons over which we have little control, including:

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  the timing and length of shutdowns of customer facilities due to factors such as equipment failures, power outages, regular scheduled maintenance and severe weather which can adversely affect customer demand;

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  seasonal fluctuations or downturns in the general economy can be expected to adversely affect demand from customer for whom tourism is a significant economic driver, including our municipal or resort customers;

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  economic cycles may affect the industrial customers we serve, especially those in the energy sector where volatility in oil prices or consolidation of refinery capacity could adversely affect customer demand;

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  excessive periods of rain or drought can impact primary demand;

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  various environmental factors and natural or man-made conditions impacting the quality of source water, such as bacteria levels or contaminants in source water, can require additional pretreatment thus adding cost and reducing the level of production throughput; and

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  technological advances especially in new filtration technologies, reverse osmosis membranes, energy recovery equipment and energy efficient plant designs may affect future operating performance and the cost competitiveness of our services in the market.

Quench

  Attracting New Customers

        Our performance will be affected by our ability to continue to attract new customers. We believe that the U.S. commercial water cooler market is underpenetrated by POU water filtration, which represents only 13.8% by revenue of a $2.6 billion per year market. We intend to continue to invest in selling and marketing efforts to attract new customers for our filtered water systems, both within our existing geographic territories (to create greater customer density) and in targeted additional territories. Our ability to attract new customers may vary from period to period for several reasons, including the effectiveness of our selling and marketing efforts, our ability to hire and retain salespeople, competitive dynamics, variability in our sales cycle (particularly related to opportunities to serve larger enterprises), in the timing of the roll-out of large-enterprise orders and general economic conditions.

  Customer Relationships

        We believe that our existing customers continue to provide significant opportunities for us to sell additional products and services. These opportunities include the rental of additional and/or upgraded water coolers, as well as the rental of our newer product lines, which are enabled by POU water filtration, such as ice machines, sparkling water coolers and coffee brewers. We also expect to invest to grow the sales of consumables associated with our systems, such as coffee and related products.

        We anticipate extending our relationships with existing customers. While we typically rent our systems to customers on automatically-renewing contracts, from time to time we offer our customers upgrades or other incentives to retain their business. Some customers terminate their agreements during the agreement term, typically due to financial constraints, and others cancel at the end of the term. Our unit attrition rates imply an average rental period of more than 10 years. Our ability to retain our existing customer relationships will affect our performance and is affected by a number of factors, including the effectiveness of our retention efforts, the quality of our products and service, our pricing, competitive dynamics in the industry, product availability, and the health of the economy.

  Strategic Acquisitions

        The POU water filtration industry is highly fragmented, with a large number of local competitors and several larger regional operators. Quench has completed ten acquisitions since 2010, two of which occurred after our acquisition of Quench in 2014. We expect to continue to pursue select acquisitions to increase our scale, customer density and geographic service area. Our ability to complete acquisitions is a function of many factors, including competition and purchase price. Accordingly, it is impossible to predict whether any current or future discussions will lead to the successful completion of any acquisitions. Since acquisitions are a part of our growth strategy, the inability to complete, integrate and profitably operate acquisitions may adversely affect our operating results.

  Changes to Cost of Sales and Operating Expenses

        Profitability of our Quench platform will be affected by our ability to control our costs of sales and operating expenses.

        A majority of Quench rental agreements are priced at fixed rates for periods of up to five years. As a result, our gross margins are exposed to potential cost of sales increases that cannot be immediately offset by price adjustments. The volume, mix and pricing of equipment and consumables purchased for immediate resale (as opposed to rental) can impact the consistency and comparability of our results. The timing, number and compensation of new service hires and associated vehicles, as well as the use of outside service providers, may affect our gross margins.

        Quench incurs selling, general and administrative costs to support a national sales force, a widely dispersed installed base of customers, and a high volume of recurring business transactions. A portion of such costs is composed of new customer acquisition costs, such as lead generation expenses and sales commissions, which are expensed upfront and recovered over the periods following the execution of a customer contract and any subsequent renewal. Selling, general and administrative costs also include certain costs to complete business acquisitions, which precede the realization of revenues generated by the acquired new business, and discretionary investments in infrastructure to support our plans for Quench's future long-term growth. The timing of these expenditures and their impact relative to the revenues generated can affect our performance and comparability of results.

Presentation of Financial Information

        We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. In the preparation of these consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. To the extent that there are material differences between these estimates and actual results, our financial condition or operating results would be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which we discuss below.

Adoption of New Accounting Pronouncements

        Under the Jumpstart Our Business Startups Act, or JOBS Act, we meet the definition of an "emerging growth company." We have irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

        In July 2013, the Financial Accounting Standards Board, or FASB, issued authoritative guidance requiring standard presentation of an unrecognized tax benefit when a carryforward related to net operating losses or tax credits exists. This guidance is effective and was adopted by us beginning January 1, 2015. We concluded there was no material impact to our consolidated financial statements upon adoption.

        In January 2014, FASB issued authoritative guidance that specifies that an operating entity of a service concession arrangement entered into with a public-sector entity grantor should not account for the service concession arrangement as a lease. The amendments also specify that the infrastructure used in a service concession arrangement should not be recognized as property, plant, and equipment of the operating entity. The transition requires a modified retrospective approach to service concession arrangements that exist at the beginning of an entity's fiscal year of adoption. Early adoption is permitted.

        We early adopted the guidance as of January 1, 2014 on a modified retrospective approach. Prior to the adoption, we classified costs incurred to construct infrastructure required by service concession arrangements as property, plant and equipment. This property, plant and equipment was depreciated in accordance with our policy over the life of the contract. The guidance on service concession arrangements prohibits a company from recording the construction of infrastructure as property, plant and equipment. Instead we will record contract costs incurred as long-term contract costs which will be amortized over the remaining life of the contract on a straight-line basis. Revenue for service concession arrangements will be recorded consistently with revenue under the contracts recorded prior to the adoption as a result of our continuing obligation to perform under the contract.

        As of January 1, 2014, we reclassified $6.9 million of property, plant and equipment, net of accumulated depreciation, and $5.1 million of construction in progress to long-term contract costs.

        In August 2014, the FASB issued authoritative guidance regarding disclosure of uncertainties about an entity's ability to continue as a going concern, which requires management to evaluate, at each interim and annual reporting period, whether there are conditions or events that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date the financial statements are issued, and provide related disclosures. The guidance will be effective for us for annual periods ending after December 15, 2016, and for annual and interim periods thereafter, and early adoption is permitted. We early adopted the guidance as of December 31, 2014 on a prospective basis. As a result of there being no substantial doubt about our ability to continue as a going concern, we concluded there was no significant impact on our consolidated financial statements.

New Accounting Pronouncements

        In May 2014, the FASB issued authoritative guidance regarding revenue from contracts with customers, which specifies that revenue should be recognized when promised goods or services are transferred to customers in an amount that reflects the consideration which the company expects to be entitled in exchange for those goods or services. This guidance will be effective for annual reporting periods beginning on or after December 15, 2017 and interim periods within those annual periods and will require enhanced disclosures. We are currently evaluating the potential impact of the accounting and disclosure requirements on the consolidated financial statements.

        In April 2015, the FASB issued authoritative guidance requiring that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The guidance will be effective for annual periods beginning after December 15, 2015, and for annual and interim periods thereafter, and early adoption is permitted. We do not expect the accounting requirements to have a material impact on our consolidated financial statements.

Critical Accounting Policies and Estimates

        Our significant accounting policies are discussed in Note 2—"Summary of Significant Accounting Policies" to the Consolidated Financial Statements, included elsewhere in this prospectus. Management believes that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require management's most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

  Recoverable Amount of Goodwill and Intangible Assets

        Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a business combination. Goodwill associated with our business combinations has been and is expected to continue increasing in the future as further acquisitions are completed. Goodwill is reviewed for impairment at least annually and more frequently if a change in circumstances or the occurrence of events indicates that potential impairment exists. We first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is determined to be more likely than not that the fair value of a reporting unit is less than its carrying amount, we perform the quantitative analysis of the goodwill impairment test. Otherwise, the quantitative test is optional. Under the quantitative analysis, the recoverability of goodwill is measured at the Seven Seas Water and Quench reporting unit level, which we have determined to be consistent with our operating segments, by comparing the reporting unit's carrying amount, including goodwill, to the fair market value of the reporting unit. We determine the fair market value of our reporting units based on a weighting of the present value of projected future cash flows, which we refer to as the Income Approach, and a comparative market approach under both the guideline company method and guideline transaction method, which we refer to as the Market

Approach. Fair market value using the Income Approach is based on our estimated future cash flows on a discounted basis. The Market Approach compares each of our reporting units to other comparable companies based on valuation multiples derived from operational and transactional data to arrive at a fair value. Factors requiring significant judgment include, among others, the determination of comparable companies, assumptions related to forecasted operating results, discount rates, long-term growth rates, and market multiples. Changes in economic or operating conditions, or changes in our business strategies, that occur after the annual impairment analysis and which impact these assumptions, may result in a future goodwill impairment charge, which could be material to our consolidated financial statements.

        During the year ended December 31, 2014, we first performed a qualitative assessment of each reporting unit to determine if it was more likely than not that the fair value of the reporting unit was less than its carrying amount, including goodwill. Based upon the qualitative assessments of both the Seven Seas Water and Quench reporting units, it was determined that it was not more likely than not that the fair value of the reporting units were less than the carrying values. Therefore, no quantitative test was performed for either the Seven Seas Water or Quench reporting unit.

        Other intangible assets consist of certain trade names, customer relationships and non-compete agreements. Intangible assets which have a finite life are amortized over their estimated useful lives on a straight-line basis and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indefinite-lived intangible assets, which consist of certain trade names, are not amortized but are tested for impairment at least annually or more frequently if events or circumstances indicate the asset may be impaired. No impairment was recorded during the year ended December 31, 2014.

  Business Combinations

        In accordance with accounting for business combinations, we allocate the purchase price of an acquired business to its identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the amount allocated to the assets and liabilities, if any, is recorded as goodwill.

        Our purchase price allocation methodology contains uncertainties because it requires management to make assumptions and to apply judgment to estimate the fair value of acquired assets and liabilities. Management estimates the fair value of assets and liabilities based upon quoted market prices, the carrying value of the acquired assets and widely accepted valuation techniques, including discounted cash flows and market multiple analyses. Unanticipated events or circumstances may occur which could affect the accuracy of our fair value estimates.

        The valuation of net assets acquired in a business combination determines the allocation of purchase price to specific assets and the subsequent recognition of expense. Our acquisitions of Quench and Atlas in June 2014 resulted in the recording of approximately $123.0 million of goodwill and $62.5 million of intangible assets. A change in our estimate of the value assigned to intangibles acquired through these business combinations or a change in our estimate of useful life for the intangibles could impact the amount of amortization expense recorded in any period. A 10% change in the amortization expense recorded for the year ended December 31, 2014 would have impacted our pre-tax net loss by approximately $0.2 million.

  Income Taxes

        We account for income taxes using the asset and liability approach to the recognition of deferred tax assets and liabilities for the expected future tax consequences of differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We are required to exercise judgment with respect to the realization of our net deferred tax assets. Management evaluates all positive and negative evidence and exercises judgment regarding past and future events to determine if it is more likely than not that all or some portion of the deferred tax assets may not be realized. If appropriate, a valuation allowance is recorded against deferred tax assets to offset future tax benefits that may not be realized. We evaluate tax positions that have been taken or are expected to be taken in our tax returns, and we record a liability for uncertain tax positions. We use a two-step approach to recognize and measure uncertain tax positions. First, tax positions are recognized if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon examination, including resolution of related appeals or litigation processes, if any. Second, tax positions are measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement. We recognize interest and penalties related to unrecognized tax benefits in the provision for income taxes in the accompanying consolidated financial statements.

        As a limited liability company, AquaVenture Holdings LLC is not subject to U.S. federal or state income taxes and items of taxable income and expense are allocated to its members in accordance with the provisions of the LLC agreement. Under the terms of our limited liability company agreement, we are required to distribute to each member a cash distribution equal to the federal taxable income allocated to such member times the highest statutory combined federal and state income tax rate for the jurisdiction in which any member is domiciled. Certain of our subsidiaries file separate tax returns and are subject to federal income taxes at the corporate level in the U.S. or in foreign jurisdictions. Certain other subsidiaries operate in jurisdictions that do not impose taxes based on income.

        We do not believe that there is a reasonable likelihood that there will be a material change in our liability for uncertain income tax positions or our effective income tax rate. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses that could be material. We recorded a valuation allowance of $6.5 million as of December 31, 2014 related primarily to net operating losses.

        A 0.50% change in our effective income tax rate would have impacted our net loss for the year ended December 31, 2014 by approximately $0.2 million.

  Share-Based Compensation

  AquaVenture Equity Awards

        The AquaVenture Equity Incentive Plan allows for the issuance of Class B shares, Management Incentive Plan shares, or MIP shares, and Incentive shares, and the grant of options to purchase Common shares (including both Incentive shares and Ordinary shares) and Class B shares, to our officers, employees, managers, directors and other key persons, including consultants (collectively, the "Participants"). All such grants are subject to time-based vesting, which is determined on a grant-by-grant basis, and certain other restrictions. Class B shares, MIP shares and Incentive shares granted as "profits interests" for federal tax purposes have a hurdle price equal to their fair value at the time of grant, and options to purchase shares have an exercise price equal to their fair value at time of grant. The contractual term of options awarded is typically ten years, while all other award types contain no contractual term. Holders of the Class B shares, MIP shares and Incentive shares are entitled to receive distributions (i) with respect to their vested shares, when such distributions are made, and (ii) with respect to their unvested shares, when such shares vest. Upon termination of a recipient's business relationship with us, we have the right, but not the obligation, to repurchase the vested shares or shares issued upon exercise of an option, at the then fair value of such shares during periods specified in the awards.

        We expense the fair value of share-based compensation awards net of estimated forfeitures, adjusted to reflect actual forfeitures, over the requisite service period, which is typically the vesting period. We estimate the grant date fair value of Class B shares, Incentive shares and options to purchase Class B and Ordinary shares granted using the Black-Scholes option-pricing model that requires management to apply judgment and make estimates, including:

  •
  expected volatility, which is calculated based on reported volatility data for a representative group of publicly traded companies for which historical information is available. Since we are privately held as of the date of the financial statements, we do not have relevant historical data to support our expected volatility. As such, we have used an average of expected volatility based on the volatilities of a representative group of publicly traded companies for a period approximating the expected term of the grant;

  •
  the risk-free interest rate, which is based on the U.S. Treasury yield curve in effect on the date of grant commensurate with the expected term assumption;

  •
  expected term, which we calculate using the simplified method, as we have insufficient historical information regarding our equity awards to provide a basis for an estimate;

  •
  fair value of the underlying securities, which is determined using the option-pricing method ("OPM") or by reasonably contemporaneous arm's length transactions and was approved by our board of managers; and

  •
  dividend yield, which is zero based on the fact that we never paid cash dividends and do not expect to pay any cash dividends in the foreseeable future.

        The following weighted average assumptions by share class were used to determine the fair value of the Class B shares, Incentive shares and options to purchase Ordinary shares granted during the year ended December 31, 2014 and for Class B shares and options to purchase Class B shares awarded during the six months ended June 30, 2015:

	Year Ended December 31, 2014			Six Months Ended June 30, 2015
	Class B Shares	Incentive Shares	Options to Purchase Ordinary Shares	Class B Shares	Options to Purchase Class B Shares
Expected term (years)	2.5	2.5	6.3	2.4	6.3
Expected volatility	25.0%	27.7%	37.9%	24.9%	31.7%
Risk-free rate	0.8%	0.6%	2.0%	0.7%	1.9%
Expected dividends	0.0%	0.0%	0.0%	0.0%	0.0%

        The exercise price for an option award is determined by our board of managers, based upon the fair value of the underlying security on the date of grant. Class B Shares granted as profits interests are assigned a hurdle price based on the fair value on the date of grant as determined by our board of managers and the holders thereof are entitled to value allocable to Class B shares that is above the hurdle price. Incentive shares are assigned a hurdle price also based on the fair value on the date of grant as determined by our board of managers and the holders thereof are entitled to value as determined under a distribution formula.

        We used an alternative option pricing method to derive the fair value of the MIP shares granted during the year ended December 31, 2014 as a result of MIP shares being limited to a maximum of $1.00 per share of value for the holder. The alternative option pricing method calculates the fair value of equity securities by determining the net value of call options which represent the present value of expected future returns to each class of securities. In determining the fair value of the MIP shares, we used an expected term of 1.3 years, expected volatility of 40%, a risk-free rate of 0.1%, expected dividends of 0% and the equity value of AquaVenture Holdings LLC at the date of grant. In addition, we applied a 15% discount to the calculated value of the call options due to the lack of marketability of the securities.

  Quench Equity Awards

        For grants to Quench USA, Inc. employees, we also used the Black-Scholes option pricing model to determine both the grant date fair value and fair value as of the end of each period of the Quench USA Holdings LLC awards granted or vested subsequent to the date of the our acquisition of Quench USA, Inc. The share-based compensation expense recorded within the consolidated statements of operations reflects the vested portion of the fair value of such equity awards as of December 31, 2014 and June 30, 2015. The weighted-average assumptions for the awards granted subsequent to the date of the acquisition of Quench were: (i) expected term of 6.25 years; (ii) expected volatility of 35.2%; (iii) risk-free rate of 1.9%; and (iv) expected dividend percentage of 0.0%. As with other non-employee awards, these stock-based awards are revalued at each vesting date and period-end. Stock-based awards subject to service-based vesting conditions are expensed on a straight-line basis over the vesting period.

        As of December 31, 2014 and June 30, 2015, we determined that for the Quench awards there was no difference between the grant date fair value of the outstanding equity awards and the fair value as of each period ended, and, as a result, no additional share-based compensation was recorded.

        The amount of share-based compensation expense recognized during a period is based on the value of the portion of the awards that are expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

  Equity Awards from January 1, 2014 Through the Date of this Prospectus

        The following tables present selected information about equity awards granted from January 1, 2014 to the date of this prospectus:

AquaVenture Equity Awards

Grant Date	Award Type	Number of Shares	Exercise or Hurdle Price	Grant Date Fair Value of Underlying Security	Weighted Average Grant Date Fair Value
Class B shares
November 14, 2014	Class B profits interests	5,252,039	$4.95	$4.95	$0.82
February 4, 2015	Class B profits interests	70,000	$4.95	$4.95	$0.78
May 6, 2015	Class B profits interests	75,000	$4.95	$4.95	$0.82
May 6, 2015	Options to purchase Class B Shares	170,500	$4.95	$4.95	$1.73
MIP shares
June 6, 2014	MIP Shares	7,797,000	$—	$—	$0.31
Incentive and Ordinary shares
June 6, 2014	Incentive shares	525,000	$2.09	$2.09	$0.38
June 6, 2014	Options to purchase Ordinary Shares	320,000	$2.59	$2.59	$1.05
August 1, 2014	Options to purchase Ordinary Shares	72,000	$2.59	$2.59	$1.03

Quench USA Holdings LLC Equity Awards

Grant Date	Award Type	Number of Shares	Exercise or Hurdle Price	Grant Date Fair Value of Underlying Security	Weighted Average Grant Date Fair Value
November 14, 2014	Options to purchase common shares	905,000	$1.00	$1.00	$0.38

        We are a private company with no active public market for our shares. Therefore, we have periodically determined the estimated per share fair value of the underlying securities at various dates referencing reasonably contemporaneous arm's length transactions with independent third parties and from valuations of the company and our shares. Once a public trading market for our common shares has been established in connection with the completion of this offering, it will no longer be necessary for us to estimate the fair value of our common stock in connection with our accounting for stock options and restricted stock, as the fair value of our common shares will be its trading price on the NYSE.

        For financial reporting purposes, we determined that the value of each underlying security could be reasonably determined based on (a) the equity value of the consolidated business, as determined by reasonably contemporaneous sales of Class B shares during the reporting period and (b) an allocation of such value to various categories of shares based on the respective rights of each shareholder to proceeds from a distribution, as provided within the AquaVenture Holdings LLC agreement then in effect. In conducting the valuations, we also considered the objective and subjective factors that we believed to be relevant for each valuation conducted, including our best estimate of our business condition, prospects and operating performance at each valuation date. Within the valuations performed, a range of factors, assumptions and methodologies were used. The significant factors included:

  •
  the lack of an active public market for our shares;

  •
  the prices of shares that we had sold to outside investors in arm's length transactions, and the rights, preferences and privileges of the shares sold relative to our other shares;

  •
  our results of operations and financial position;

  •
  the material risks related to our business;

  •
  our business strategy;

  •
  the market performance of publicly traded companies;

  •
  the likelihood of achieving a liquidity event for the holders of our shares, such as an initial public offering or sale of the company, given prevailing market conditions; and

  •
  any recent reasonably contemporaneous valuations of our shares.

        The dates of our valuations have not always coincided with the dates of our share-based grants. In determining the exercise and hurdle prices of the shares set forth in the table above, we considered, among other things, the most recent or reasonably contemporaneous valuations of our shares and our assessment of additional objective and subjective factors we believed were relevant as of the grant date. The additional factors considered when determining any changes in fair value between the most recent contemporaneous valuation and the grant dates included our operating and financial performance and current business conditions.

        There are significant judgments and estimates inherent in the determination of the fair value of our shares. These judgments and estimates include assumptions regarding our future operating performance, the time to completing an initial public offering, or other liquidity event, the related company valuations associated with such events, and the determinations of the appropriate valuation methods. If we had made different assumptions, our share-based compensation expense and net loss could have been significantly different. A 10% change in share-based compensation expense recorded for the year ended December 31, 2014 would have impacted our pre-tax net loss by approximately $0.2 million.

Results of Operations

        The following tables set forth our operating results for the periods presented in dollars and as a percentage of our total revenue. These amounts include the operations of the Seven Seas Water segment for all periods presented. The consolidated and Quench segment results include the operations of Quench only for the periods following its acquisitions on June 6, 2014 and the operations of Atlas only for the period following its acquisition on June 16, 2014. In addition, Seven Seas Water amounts include the operating expenses of its parent, AquaVenture Holdings LLC.

	Year Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
		(in thousands)
Revenues:
Bulk water	$27,780	$38,989	$19,067	$21,111
Rental	—	23,995	2,038	21,954
Other	—	4,143	306	3,733

Total revenues	27,780	67,127	21,411	46,798
Cost of revenues:
Bulk water	15,765	21,037	9,921	12,065
Rental	—	10,984	665	9,514
Other	—	2,091	83	2,028

Total cost of revenues	15,765	34,112	10,669	23,607
Gross profit	12,015	33,015	10,742	23,191
Selling, general and administrative expenses	11,764	31,653	8,474	23,763

Income from operations	251	1,362	2,268	(572)
Other expense:
Interest expense, net	(949)	(5,148)	(1,669)	(3,410)
Other expense	(124)	(325)	(176)	(127)

(Loss) income before income taxes	(822)	(4,111)	423	(4,109)
Income tax expense (benefit)	387	(1,984)	238	1,464

Net (loss) income	$(1,209)	$(2,127)	$185	$(5,573)

        The following table sets forth the components of our consolidated statements of operations for each of the periods presented as a percentage of revenue.

	Year Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
Revenues:
Bulk water	100.0%	58.1%	89.1%	45.1%
Rental	—	35.7%	9.5%	46.9%
Other	—	6.2%	1.4%	8.0%

Total revenues	100.0%	100.0%	100.0%	100.0%
Cost of revenues:
Bulk water	56.7%	31.3%	46.3%	25.8%
Rental	—	17.0%	3.1%	20.3%
Other	—	3.1%	0.4%	4.3%

Total cost of revenues	56.7%	50.8%	49.8%	50.4%
Gross profit	43.3%	49.2%	50.2%	49.6%

Selling, general and administrative expenses	42.3%	47.2%	39.6%	50.8%

Income from operations	1.0%	2.0%	10.6%	(1.2)%
Other expense:
Interest expense, net	(3.4)%	(7.7)%	(7.8)%	(7.3)%
Other expense	(0.4)%	(0.5)%	(0.8)%	(0.3)%

(Loss) income before income taxes	(2.8)%	(6.2)%	2.0%	(8.8)%
Income tax expense (benefit)	1.4%	(3.0)%	1.1%	3.1%

Net (loss) income	(4.2)%	(3.2)%	0.9%	(11.9)%

Comparison of Six Months Ended June 30, 2014 and 2015

        The financial information presented below includes the operating results of the Seven Seas Water segment for all periods presented and for the Quench segment for the six months ended June 30, 2015 and from June 6, 2014 to June 30, 2014 for the 2014 comparative period.

  Revenues

        The following table presents revenue for each of our two operating segments:

	Six Months Ended June 30,		Change
	2014	2015	Dollars	Percent
	(dollars in thousands)
Revenues:
Seven Seas Water	$19,067	$21,111	$2,044	10.7%
Quench	2,344	25,687	23,343	995.9%

Total revenues	$21,411	$46,798	$25,387	118.6%

        Our total revenues of $46.8 million for the six months ended June 30, 2015 increased $25.4 million as compared to $21.4 million for the six months ended June 30, 2014 mainly due to $23.3 million of additional revenues from Quench in 2015.

        Seven Seas Water revenues for the six months ended June 30, 2015 increased $2.0 million, or 10.7%, primarily due to expanded operations at our Curaçao location, where we began providing water from previously inactive, customer-owned plants that we were contracted to refurbish and operate. This increase to production capacity was implemented in multiple phases starting in December 2014 and continuing through the first half of 2015. Also contributing to our increased revenues was our service concession arrangement in the BVI, which we acquired on June 11, 2015, and increased volume from our plant in Trinidad. These increases were partially offset by lower revenue from our operations in the USVI caused primarily by a negotiated price reduction that accompanied a term extension under a short-term supply agreement with a refinery customer.

  Cost of revenues, gross profit and gross margin

        The following table presents the major components of cost of revenues, gross profit and gross margin for our two operating segments:

	Six Months Ended June 30,		Change
	2014	2015	Dollars	Percent
	(dollars in thousands)
Cost of Revenues:
Seven Seas Water	$9,921	$12,065	$2,144	21.6%
Quench	748	11,542	10,794	NM

Total cost of revenues	$10,669	$23,607	$12,938	121.3%

Gross Profit:
Seven Seas Water	$9,146	$9,046	$(100)	(1.1)%
Quench	1,596	14,145	12,549	NM

Total gross profit	$10,742	$23,191	$12,449	115.9%

Gross Margin:
Seven Seas Water	48.0%	42.8%
Quench	68.1%	55.1%
Total gross margin	50.2%	49.6%

        Total cost of revenues increased $12.9 million for the six months ended June 30, 2015 as compared to the same period of 2014 primarily due to the additional Quench cost of revenues in 2015. Seven Seas Water cost of revenues increased $2.1 million, or 21.6%, due largely to increased depreciation and amortization ($1.0 million), higher personnel costs ($0.4 million) and increased levels of repairs and maintenance ($0.2 million). Increased personnel, deprecation and amortization costs were mainly attributed to plant expansions in Curaçao and St. Maarten and our new plant in BVI which we acquired in June 2015. Higher staffing at our Trinidad plant to support high utilization levels also contributed to higher personnel costs. We expect these increases in personnel costs and in depreciation and amortization will continue at the higher 2015 levels due to the plant expansions and acquisitions. The increase in repairs and maintenance expense was due largely to work performed on our main sourcewater intake system in Trinidad.

        Gross margin is gross profit as a percentage of revenues. The gross margin for Seven Seas Water declined from 48.0% in 2014 to 42.8% in 2015 principally due to lower gross margin in St. Maarten. In the later part of 2013 and into the first quarter 2014, under the terms of a contract extension with our customer, we made significant capital expenditures in St. Maarten to increase capacity to support future growth. We also made capital expenditures to improve the electrical efficiency of our major plant in that location. These expenditures resulted in an increase to depreciation, without a corresponding increase in water volume or revenue during this period. Additional investment in personnel and plant maintenance to support operations in Trinidad and the USVI also contributed to the lower Seven Seas

Water gross margin in 2015. Gross margin for Quench was 68.1% in 2014 and 55.1% for 2015. The 2014 margin is higher mainly due to the timing of certain revenues during the period following its acquisition on June 6, 2014. Because of the shortened period of operations in 2014, we do not believe the 2014 gross margin provides a reasonable basis of comparison for subsequent quarterly and year-to-date periods.

  Selling, general and administrative expenses

        The following table presents the components of selling, general and administrative expenses for our two operating segments:

	Six Months Ended June 30,		Change
	2014	2015	Dollars	Percent
	(dollars in thousands)
Selling and Marketing Expenses:
Seven Seas Water	$2,402	$2,051	$(351)	(14.6)%
Quench	490	5,073	4,583	NM

Total selling and marketing expenses	$2,892	$7,124	$4,232	146.3%

General and Administrative Expenses:
Seven Seas Water	$4,514	$5,962	$1,448	32.1%
Quench	1,068	10,677	9,609	NM

Total general and administrative expenses	$5,582	$16,639	$11,057	198.1%

Total Selling, General and Administrative Expenses:
Seven Seas Water	$6,916	$8,013	$1,097	15.9%
Quench	1,558	15,750	14,192	NM

Total selling, general and administrative expenses	$8,474	$23,763	$15,289	180.4%

        Total selling, general and administrative expenses increased $15.3 million for the six months ended June 30, 2015 as compared to such expenses for the same period of 2014. The increase is attributed to the additional expenses of the Quench segment in 2015 which caused a $14.2 million increase to 2015 consolidated expenses as compared to 2014. Quench incurs higher selling, general and administrative expenses in proportion to its revenues as compared to Seven Seas Water primarily due to its cost to support a higher number of customer locations and a more dispersed customer base and market.

        Seven Seas Water's selling, general and administrative expenses during the six months ended June 30, 2015 were $1.1 million higher than the same period of the prior year. Selling and marketing expenses declined by $0.4 million primarily due to decreased personnel expenses resulting from lower business development headcount and travel expenses during the early part of 2015. General and administrative expenses increased $1.4 million primarily due to a $0.9 million increase in transaction expenses incurred in connection with acquisitions, $0.6 million of higher share-based compensation expense associated with equity awards granted during 2014 and the first half of 2015, and $0.3 million of additional costs for personnel and other corporate activities incurred in preparation for operation as a publicly held company. These increases were partially offset by the effect of a $0.4 million severance accrual in 2014 for changes to executive personnel.

  Other expense

	Six Months Ended June 30,		Change
	2014	2015	Dollars	Percent
	(dollars in thousands)
Interest expense, net	$1,669	$3,410	$1,741	104.3%
Other expense	176	127	(49)	(27.8)%

Total other expense	$1,845	$3,537	$1,692	91.7%

        Interest expense, net increased in the first half of 2015 mainly due to the additional interest expense of Quench on its related debt, additional interest on borrowings under the new Curacao Credit Facility that closed on June 18, 2015 and additional interest on bank debt assumed and the note payable issued to the seller both in connection with the acquisition of Biwater Holdings. These factors were partially offset by lower interest expense related to reductions in existing Seven Seas Water borrowings that resulted from bank debt repayments.

  Income tax expense

	Six Months Ended June 30,
			Change in Dollars
	2014	2015
	(dollars in thousands)
Income tax expense	$238	$1,464	$1,327
Effective tax rate	56.3%	(35.6)%

        For the six months ended June 30, 2015, we recorded income tax expense on a consolidated pre-tax loss primarily due to pre-tax income being generated in tax jurisdictions where no valuation allowance is deemed necessary.

Comparison of the Years Ended December 31, 2013 and 2014

        The information presented below includes the financial results of the Seven Seas Water segment for all periods presented and for the Quench segment only for the period from June 6, 2014 to December 31, 2014. The Quench segment includes the results of Atlas only for the period following its acquisition on June 16, 2014.

  Revenues

        The following table presents revenue for each of our two operating platforms:

	Year Ended December 31,		Change
	2013	2014	Dollars	Percent
	(dollars in thousands)
Revenues:
Seven Seas Water	$27,780	$38,989	$11,209	40.3%
Quench	—	28,138	28,138	—

Total revenues	$27,780	$67,127	$39,347	141.6%

        Total revenues increased $39.3 million from $27.8 million for the year ended December 31, 2013 to $67.1 million for the year ended December 31, 2014. The increase was primarily due to $28.1 million of additional revenues from Quench and Atlas following their acquisitions in June 2014.

        In addition, revenues for the Seven Seas Water segment increased $11.2 million in 2014 as compared to 2013 mainly due to the additional volume of water delivered by new plants and expansions that commenced operations during 2013 and 2014. A 42.9% increase in the volume of water delivered caused an $11.8 million increase in Seven Seas Water revenues in 2014 as compared to 2013. Partially offsetting the impact of higher volume was a 1.6% reduction in the average price per gallon of water delivered, which caused a $0.6 million decrease in revenues in 2014 as compared to 2013. The lower average price was largely attributed to negotiated price reductions under certain contracts. The Seven Seas Water 2014 results included $8.1 million of additional revenue from our new desalination plant in Trinidad. This plant commenced operations during August 2013 and thus was in operation for the entirety of 2014 as compared to only five months of 2013, which also included a commissioning phase during which it operated below normal capacity. In 2014, we also attained the benefit of the full year impact from expanded operations in the USVI that commenced during the second half of 2013. A new plant was completed in St. Thomas in July 2013 which was the successor to a short-term container-based plant deployed in 2011 to address an emergency water situation. A significant plant expansion was completed on St. Croix in September 2013 to augment production of an existing plant. In Curaçao, we also benefited from two separate expansions, the first of which was completed in the fourth quarter of 2013 and the second commenced production in March 2014. Incremental capacity from these new plants and plant expansions contributed to an approximate $3.0 million increase in revenue in 2014 as compared to 2013.

  Cost of revenues, gross profit and gross margin

        The following table presents the major components of cost of revenues, gross profit and gross margin for our two operating platforms:

	Year Ended December 31,		Change
	2013	2014	Dollars	Percent
	(dollars in thousands)
Cost of Revenues:
Seven Seas Water	$15,765	$21,037	$5,272	33.4%
Quench	—	13,075	13,075	NM

Total cost of revenues	$15,765	$34,112	$18,347	116.4%

Gross Profit:
Seven Seas Water	$12,015	$17,952	$5,937	49.4%
Quench	—	15,063	15,063	NM

Total gross profit	$12,015	$33,015	$21,000	174.8%

Gross Margin:
Seven Seas Water	43.3%	46.0%
Quench	—	53.5%
Total gross margin	43.3%	49.2%

        Cost of revenues increased $18.3 million from $15.8 million for the year ended December 31, 2013 to $34.1 million for the year ended December 31, 2014. The acquisition of Quench and Atlas in June 2014 added $13.1 million to cost of revenue in 2014.

        The $5.3 million increase in 2014 cost of revenues for the Seven Seas Water segment was due primarily to the addition of new plants and other plant expansions that commenced operations in the second half of 2013 and the first half of 2014, which resulted in increased depreciation and amortization of $2.7 million and increases in personnel expense, repairs and maintenance expenses, and field service engineering costs of $0.8 million, $1.1 million, and $0.4 million, respectively.

        Total gross margin increased 590 bps from 43.3% in 2013 to 49.2% largely due to additional gross margin from the acquisitions of Quench and Atlas in June 2014. Quench revenue generates higher gross margins than Seven Seas Water due to the higher depreciation at Seven Seas Water associated with large scale, bulk water production.

        The Seven Seas Water segment gross margin increased 270 bps from 43.3% in 2013 to 46.0% in 2014 primarily due to the higher margin associated with new plants and plant expansions, which was partially offset by lower gross margin contribution from our operations in St. Maarten. During the later part of 2013 and into the first quarter 2014, under the terms of a contract amended with our customer, we made significant capital expenditures in St. Maarten to increase capacity to support future growth and to improve the electrical efficiency of our major plant in that location. This caused a further increase to depreciation, without a corresponding increase in water volume or revenue, while causing our cost of electricity relative to revenues to decline in 2014.

  Selling, general and administrative expenses

        The following table presents the components of selling, general and administrative expenses for our two operating platforms:

	Year Ended December 31,		Change
	2013	2014	Dollar	Percent
	(dollars in thousands)
Selling and Marketing Expenses:
Seven Seas Water	$4,716	$4,806	$90	1.9%
Quench	—	5,558	5,558	NM

Total selling and marketing expenses	$4,716	$10,364	$5,648	119.8%
General and Administrative Expenses:
Seven Seas Water	$7,048	$9,313	$2,265	32.1%
Quench	—	11,976	11,976	NM

Total general and administrative expenses	$7,048	$21,289	$14,241	202.1%
Total Selling, General and Administrative Expenses:
Seven Seas Water	$11,764	$14,119	$2,355	20.0%
Quench	—	17,534	17,534	NM

Total selling, general and administrative expenses	$11,764	$31,653	$19,889	169.1%

        Total selling, general and administrative expense increased $19.9 million from $11.8 million for the year ended December 31, 2013 to $31.7 million for the year ended December 31, 2014 due mainly to the addition of expenses of Quench and Atlas after their respective acquisitions in June 2014.

        Seven Seas Water selling, general and administrative expenses increased $2.4 million in 2014 as compared to 2013. Personnel costs, excluding share-based compensation, increased $1.3 million due to a combination of additional personnel to support growth and annual salary increases, and a severance accrual recorded in the first quarter of 2014. Share-based compensation increased $1.1 million in 2014 as compared to 2013, due to the additional expense from equity incentives granted in 2014.

        As a percentage of revenues, Seven Seas Water's selling, general and administrative expenses decreased 6 percentage points in 2014 compared to 2013 as incremental volume from new plants caused revenue to increase faster than the rate of increase in total operating expenses.

        Quench's selling, general and administrative expenses as a percent of revenue is comparatively higher than that of Seven Seas Water due to the larger sales and service infrastructure needed to manage and support Quench's more widely dispersed customer base and market.

  Other expense

	Year Ended December 31,		Change
	2013	2014	Dollars	Percent
	(dollars in thousands)
Interest expense, net	$(949)	$(5,148)	$(4,199)	442.5%
Other expense	(124)	(325)	(201)	162.1%

Total other expense	$(1,073)	$(5,473)	$(4,400)	410.1%

        Interest expense, net increased $4.2 million in 2014 as compared to 2013. The increase included $2.3 million of interest expense incurred by Quench following its acquisition in June 2014. Interest expense for Seven Seas Water increased $1.9 million in 2014 primarily due to the final drawdowns on the existing loan facilities in Trinidad and the USVI in October 2013 thereby increasing the average outstanding debt balances during 2014.

  Income tax expense (benefit)

	Year Ended December 31,
			Change in Dollars
	2013	2014
	(dollars in thousands)
Income tax expense (benefit)	$387	$(1,984)	$(2,371)
Effective tax rate	(47.1)%	48.3%

        In 2014, we recognized an income tax benefit of $2.0 million as compared to income tax expense of $0.4 million in 2013. The 2014 benefit was attributable to the recognition of an economic development benefit in the USVI and a realized benefit of prior year net operating losses in a foreign tax jurisdiction, which had a valuation allowance recorded against those net operating losses.

Liquidity and Capital Resources

Overview

        As of June 30, 2015, our principal sources of liquidity on a consolidated basis were cash and cash equivalents of $34.3 million (excluding restricted cash), which were held for working capital and investment purposes. As more fully described below, during the six months ended June 30, 2015, we raised additional equity capital of $31.4 million and entered into a $35.0 million debt facility under which we have drawn $20.0 million and have an additional $15.0 million available for future borrowings until March 18, 2016. In connection with our acquisition of the capital stock of Biwater (BVI) Holdings Limited on June 11, 2015, we invested $44.5 million of cash, assumed $40.8 million of bank debt (excluding application of the $3.6 million debt service reserve fund), and issued a $5.6 million subordinated note to the seller with a fair value at the date of acquisition of $3.3 million.

        Our cash and cash equivalents are held by our holding company and our subsidiaries principally in the form of demand deposits in domestic and foreign banks. We utilize a combination of equity financing and corporate and project debt financing through international commercial banks and other financial institutions to fund our cash needs and the growth of our business. Our debt financing arrangements contain financial covenants and provisions which govern distributions by the borrowers and may limit our ability to transfer cash among us and our subsidiaries. Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our credit facility will be adequate to meet the future liquidity needs of our current operations for at least the next twelve months.

        Our expected future liquidity and capital requirements consist principally of:

  •
  capital expenditures and investments in infrastructure under concession arrangements related to maintaining or expanding our existing operations;

  •
  development of new projects and new markets;

  •
  acquisitions;

  •
  debt service requirements on our existing and future debt; and

  •
  costs and expenses relating to our ongoing business operations.

        Our ability to meet our debt service obligations and other capital requirements, including capital expenditures, as well as future acquisitions, will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control.

        We may in the future be required to seek additional equity or debt financing to meet these future capital and liquidity requirements. If additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired or needed, our business, operating results, cash flow and financial condition would be adversely affected. We currently intend to use our available funds and any future cash flow from operations for the conduct and expansion of our business, debt service requirements and general corporate purposes.

Subsidiary Distribution Policy

        A significant portion of our cash flow is provided by operations and borrowings by our principal operating subsidiaries and their intermediate holding companies.

        With respect to our Seven Seas Water segment, our distribution policy is to maximize cash distributions from our international operating subsidiaries to our non-U.S. intermediate holding companies for redeployment in the manner intended to optimize our return on invested capital. However, certain of our subsidiaries have loan agreements that restrict distributions to related parties in the event certain financial ratios or covenants are not met, which could reduce our ability to redeploy cash. Distributions are typically in the form of dividends, principal and interest payments on intercompany loans, and repayment of intercompany advances or other intercompany arrangements, including billings from our Tampa operations center. When considering the amount and timing of such distributions, our Seven Seas Water operating subsidiaries must maintain sufficient funds for future capital investment, debt service and general working capital purposes.

        With respect to our Quench operating segment, Quench is restricted by its loan agreement from distributing cash to its parent; however, our current intent is for Quench to retain cash for working capital, investment for future growth within the segment and future debt repayment. We have also used cash from corporate financing at Quench to finance Quench's acquisitions.

        Although the governing boards of our subsidiaries have discretion over intercompany dividends or other future distributions, the form, frequency and amount of such distributions will depend on our subsidiaries' future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions as required by our lenders, tax considerations and other factors that may be deemed relevant.

Cash Flows

        The following table summarizes our cash flows for the periods:

	Year Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
	(in thousands)
Cash provided by operating activities	$5,460	$16,350	$6,682	$6,274
Cash used in investing activities	(40,754)	(33,115)	(22,812)	(55,566)
Cash provided by financing activities	39,454	39,987	34,428	46,070

Net change in cash and cash equivalents	$4,160	$23,222	$18,298	$(3,222)

  Operating Activities

        The significant variations of cash provided by operating activities and net losses are principally related to adjustments to eliminate non-cash and non-operating charges such as amortization, depreciation, share-based compensation, changes in the deferred income tax provision, and charges related to the disposal of assets. The largest source of operating cash flow is the collection of trade receivables and our largest use of cash flows is the payment of costs associated with revenue, selling and marketing activities and general and administration activities.

        Cash provided by operations during the six months ended June 30, 2014 and 2015 was $6.7 million and $6.3 million, respectively. Cash provided by operations during the year ended December 31, 2013 was $5.5 million as compared to $16.4 million for the year ended December 31, 2014. The increase for the annual period of 2014 was primarily due to increased cash provided from operations of our new plants in Trinidad and the USVI, that were commissioned during 2013, and incremental cash generated from plant expansions in Curaçao in October 2013 and April 2014. Increased cash from operating activities during the 2014 annual period as compared to 2013 was also attributable to additional cash provided by Quench and Atlas for the periods following their acquisition in June 2014.

  Investing Activities

        Cash used in investing activities during the six months ended June 30, 2015 of $55.6 million was primarily used to fund the Seven Seas Water acquisition of Biwater Holdings ($44.5 million). Cash used in investing activities during the 2015 period also included $7.8 million of capital expenditures by Seven Seas Water for plant expansion, capacity upgrade and investment in long-term service concession assets and $4.7 million of capital expenditures for Quench to support existing operations and for infrastructure investments to support future growth of the business. For the remainder of the fiscal year 2015, we currently expect to invest another $11.1 million in capital expenditures and long-term contracts costs for service concession arrangements. Such investments will be financed through existing cash, cash generated from operations and, if needed, incremental debt or equity financing.

        For the year ended December 31, 2013, net cash used in investing activities was $40.8 million, compared with $33.1 million for the year ended December 31, 2014. The net investing cash flows for 2014 were primarily the result of cash paid for Atlas net of cash acquired from Quench in connection with their acquisitions in June 2014 of $13.3 million, and capital expenditures of $20.1 million related to continued investment in Curaçao and St. Maarten, the completion of construction of Seven Seas Water projects in Trinidad and the USVI and to support continued investment by Quench to increase its installed rental unit base. During the year ended December 31, 2013, we used $41.8 million of cash for capital expenditures principally to complete construction of new water plants in Trinidad, the USVI and St. Maarten and for further plant expansion in the USVI and Curaçao.

  Capital Expenditures on Fixed and Investments in Long-Lived Assets

        For Seven Seas Water, our primary capital expenditures are composed of construction costs of our water plants, including engineering, procurement and construction and equipment costs, internal direct labor and project development costs, which include engineering and environmental studies, permitting and licensing and certain legal costs. Major repairs and maintenance, which improve the efficiency or extend the life of our operating plants, are also included in capital expenditures. In addition to our contractually committed capital expenditures, we routinely explore project investment opportunities in our current and new geographic locations and business lines if we believe that any of the opportunities has the potential to meet our internal investment criteria. In the course of pursuing these investment opportunities, we may successfully bid on projects or operating plants that will require additional capital expenditures. Long-lived assets include capital investments in water plants under contractual arrangements with municipal customers in St. Maarten and the BVI (see "—Recent Acquisitions" below) which are accounted for as long-lived assets under U.S. GAAP accounting rules governing service concession arrangements.

        For Quench our primary capital expenditures are the acquisition of rental and related assets associated with unit placements (filtered water coolers, ice machines, sparkling water dispensers and coffee brewers), as well as typical capital expenditures for computers, field tablets and software.

  Recent Acquisitions

        As described above, we entered into the BVI Purchase Agreement on June 11, 2015, related to our acquisition of 100% of the capital stock of Biwater Holdings. Under the terms of the BVI Purchase Agreement, all of the capital stock of Biwater Holdings was acquired for a total purchase price of $47.8 million, including $44.5 million in cash and a note payable of $5.6 million to the seller with a fair value at the date of acquisition of $3.3 million (the Seller Note Payable—BVI). In addition, included in the liabilities of Biwater Holdings was long-term debt between its wholly-owned subsidiary, Biwater (BVI) Ltd., and a bank with a remaining unpaid balance as of the date of the BVI Purchase Agreement of $40.8 million, excluding application of the $3.6 million debt service reserve fund.

  Financing Activities

        Cash provided by financing activities during the six months ended June 30, 2015 of $46.1 million was primarily attributed to $31.3 million of cash from the issuance of Class B Shares and the borrowing of $20 million under a new $35 million loan facility with a bank (the Curaçao Credit Facility). During the six months ended June 30, 2015 we repaid $4.2 million of long-term debt and paid $0.4 million in debt financing fees related to the Curaçao Credit facility.

        For the year ended December 31, 2014, net cash flow provided by financing activities was $40.0 million, compared with $39.5 million provided by financing activities for the year ended December 31, 2013. During 2014, net cash provided by financing activities was primarily related to proceeds from the issuance of Class B shares of $36.0 million and $10.0 million of new borrowing from private lender used to finance Quench's acquisition of Atlas in June 2014. The proceeds were offset by $8.1 million of scheduled repayments of long-term debt.

        For 2013, financing activities included bank borrowings in Trinidad and the USVI totaling $44.1 million made under credit facilities to finance new plant construction completed in those locations during the year. In addition, $2.7 million of such borrowings was placed into debt service reserve accounts that are released to us as the underlying debt amortizes. We also made scheduled repayments of long-term debt during 2013 in the amount of $1.1 million.

        Our long-term debt is summarized in the table below and further described in the sections that follow.

	December 31,
			June 30, 2015
	2013	2014
	(in thousands)
Trinidad Credit Agreement	$28,929	$24,643	$22,500
USVI Credit Agreement	24,623	21,023	19,223
Quench Loan Agreement	—	39,565	39,631
BVI Loan Agreement	—	—	40,831
Curacao Credit Facility	—	—	20,000
Seller Note Payable—BVI	—	—	3,287
Vehicle financing	—	800	1,027

Total debt	53,552	86,031	146,499
Less: current portion of long-term debt	(7,886)	(8,265)	(17,836)

Total long-term debt	$45,666	$77,766	$128,663

  Trinidad Credit Agreement

        On April 9, 2012, Seven Seas Water (Trinidad) Unlimited, our indirect wholly-owned subsidiary, entered into a credit agreement, which we refer to as the Trinidad Credit Agreement, as a borrower with a bank to partially finance the construction of a water plant in Trinidad. The Trinidad Credit Agreement was subsequently amended on April 15, 2013 to modify restrictions related to distributions and certain financial covenants; May 21, 2013 to modify project completion and drawdown dates; September 9, 2013 to modify the final drawdown date and completion certificate requirements; May 20, 2014 to modify restrictions related to distributions; on October 20, 2014 to reduce the minimum tangible net worth financial covenant of AquaVenture Holdings LLC from $65.0 million to $50.0 million; and on June 4, 2015 to modify certain covenants on capital expenditures and insurance requirements.

        We began borrowing under the Trinidad Credit Agreement in August 2012 with the final drawdown of borrowed funds occurring in October 2013. During the drawdown period, the agreement provided for variable interest at LIBOR plus 4.0%. When the drawdown period was completed in October 2013, interest on 50% of the loan was fixed at 5.64% with the remaining 50% at a variable rate based on LIBOR plus 4.0%. The weighted-average interest rate was 4.9% as of December 31, 2014. The loan principal is repayable in equal monthly installments over a seven-year period maturing in September 2020. The bank holds a security interest in the shares and all of the assets of Seven Seas Water (Trinidad) Unlimited.

        The Trinidad Credit Agreement is guaranteed by AquaVenture Holdings LLC. The Trinidad Credit Agreement limits the amount of additional indebtedness that Seven Seas Water (Trinidad) Unlimited can incur and places annual limits on capital expenditures for the subsidiary. Seven Seas Water (Trinidad) Unlimited is only permitted to make distributions to AquaVenture Holdings LLC shareholders and affiliates if specified debt service coverage ratios are met and it is in compliance with all loan covenants. The Trinidad Credit Agreement contains a number of negative covenants restricting, among other things, indebtedness, investments, liens, dispositions of assets, restricted payments (including dividends), acquisitions, accounting changes, transactions with affiliates, contract amendments, sanctionable practices, prepayments of indebtedness, changes in control and capital expenditures. AquaVenture as guarantor must maintain a tangible net worth of $50.0 million and the borrower must maintain a debt service reserve fund. In addition, both Seven Seas Water (Trinidad) Unlimited and AquaVenture Holdings LLC, as guarantor, are subject to quarterly financial covenant compliance and must maintain a minimum debt service reserve fund with the bank. We were in compliance with, or received a waiver for, all such covenants as of June 30, 2015.

  USVI Credit Agreement

        On March 27, 2013, Seven Seas Water Corporation (USVI), our indirect wholly-owned subsidiary, entered into a credit agreement to partially finance the construction of two water plants in the USVI. The USVI Credit Agreement was subsequently amended on: September 9, 2013 to set the final drawdown date and modify the requirements for the project completion certificate; May 20, 2014 to modify restrictions related to distributions; and October 20, 2014 to reduce the minimum tangible net worth financial covenant of AquaVenture Holdings LLC from $65.0 million to $50.0 million.

        We began borrowing under the USVI Credit Agreement in April 2013 with the final drawdown of borrowed funds occurring in October 2013. During the drawdown period, the credit agreement provided for variable interest at LIBOR plus 3.25%. When the drawdown period was completed in October 2013, interest on 60% of the loan was fixed at 4.55% with the remaining 40% at a variable rate based on LIBOR plus 3.25%. The weighted-average interest rate was 4.1% as of December 31, 2014. The loan principal is repayable beginning in January 2014 in twenty-four monthly installments of $300,000 followed by twenty-six monthly installments of $375,000 with a final balloon payment of $7.7 million due in March 2018. The bank holds a security interest in the shares and all of the assets of Seven Seas Water Corporation (USVI).

        The USVI Credit Agreement is guaranteed by AquaVenture Holdings LLC. The USVI Credit Agreement limits the amount of additional indebtedness that Seven Seas Water Corporation (USVI) can incur and places annual limits on capital expenditures for the subsidiary. Seven Seas Water Corporation (USVI) is only permitted to make distributions to shareholders and affiliates of AquaVenture Holdings LLC if specified debt service coverage ratios are met and it is in compliance with all loan covenants. The USVI Credit Agreement contains a number of negative covenants restricting, among other things, indebtedness, investments, liens, dispositions of assets, restricted payments (including dividends), acquisitions, accounting changes, transactions with affiliates, contract amendments, sanctionable practices, prepayments of indebtedness, changes in control and capital expenditures. AquaVenture as guarantor must maintain a tangible net worth of $50.0 million and the borrower must maintain a debt service reserve fund. In addition, both Seven Seas Water (USVI) Corporation and AquaVenture Holdings LLC, as guarantor, are subject to quarterly financial covenant compliance and must maintain a minimum debt service reserve fund with the bank. We were in compliance with, or received a waiver for, all such covenants as of June 30, 2015.

        We may prepay the principal amounts of the loans, prior to the maturity date, in whole or in part. If the prepayment is made prior to March 27, 2016, we are required to concurrently pay both a prepayment penalty of 1% of the principal payment made and any breakage fees incurred by the lender. Prepayments made after March 27, 2016 are not subject to a prepayment penalty.

  Quench Loan Agreement

        On the date Quench was acquired, the liabilities of Quench included the Amended Loan and Security Agreement between a lender and Quench. The Quench Loan Agreement included: (i) a Tranche A Term Loan of $12.5 million with a maturity date of December 23, 2018; (ii) a Tranche B Term Loan of $7.5 million with a maturity date of December 23, 2018; and (iii) a Tranche C Term Loan of $10.0 million with a maturity date of December 23, 2018.

        On June 16, 2014, the Quench Loan Agreement was amended in connection with the acquisition of Atlas. The third amendment included, among other things, the following: (i) a consent of the acquisition of Atlas; (ii) a requirement for an $11.0 million capital contribution to Quench in connection with the Atlas acquisition; (iii) added and disbursed a Tranche D Term Loan in the amount of $10.0 million with a maturity date of December 23, 2018; and (iv) a grant of seven-year warrants to the lender to purchase 60,635 of Class B Shares of AquaVenture Holdings LLC at a purchase price of $4.9477 per share.

        The Tranche A Term Loan of $12.5 million contains an interest rate per annum equal to the base rate in effect for such month, plus 6% per annum, provided that in no event shall the interest rate per annum be less than 9.5% (9.5% as of December 31, 2014). The Tranche B, C and D Loans of $7.5 million, $10.0 million and $10.0 million, respectively, each contain an interest rate per annum equal to the base rate in effect for such month, plus 5.5% per annum, provided that in no event shall the interest rate per annum be less than 9.0% (9.0% as of December 31, 2014). The base rate for each tranche is defined as the greater of the highest Prime Rate in effect during the month or the highest three-month LIBOR rate in effect during each month, plus 2.5% per annum. Interest only payments are due monthly through 2015.

        The unpaid principal balance of the Tranche A Term Loan outstanding on December 23, 2015 is required to be repaid in: (i) 12 equal monthly principal payments of $156,250, commencing on January 23, 2016; (ii) 12 equal monthly principal payments of $208,333, commencing on January 23, 2017; and (iii) 12 equal monthly principal payments of $260,417, commencing on January 23, 2018. The remaining balance of the Tranche A Term Loan of $5.0 million is due on the maturity date of December 23, 2018. The unpaid principal balance of the Tranche B Term Loan outstanding on December 23, 2015 is required to be repaid in: (i) 12 equal monthly principal payments of $93,750, commencing on January 23, 2016; (ii) 12 equal monthly principal payments of $125,000, commencing on January 23, 2017; and (iii) 12 equal monthly principal payments of $156,250, commencing on January 23, 2018. The remaining balance of the Tranche B Term Loan of $3.0 million is due on the maturity date of December 23, 2018. The unpaid principal balance of the Tranche C Term Loan and Tranche D Term Loan outstanding on December 23, 2015 are each required to be repaid in: (i) 12 equal monthly principal payments of $125,000, commencing on January 23, 2016; (ii) 12 equal monthly principal payments of $166,667, commencing on January 23, 2017, and continuing on the same day of each month thereafter until December 23, 2017; and (iii) 12 equal monthly principal payments of $208,333, commencing on January 23, 2018. The remaining balance of the Tranche C Term Loan of $4.0 million and of the Tranche D Term Loan of $4 million are due on the maturity date of December 23, 2018.

        Quench may prepay the principal amounts of the loans prior to the maturity date in whole or in part, provided that Quench concurrently pays a prepayment fee equal to 2.0% of the amount prepaid if prepayment occurs on or prior to June 16, 2016, and 1.0% of the amount prepaid if prepayment occurs after June 16, 2016 and on or before June 16, 2017. The prepayment fee is due from Quench upon any prepayment of the principal of the loans, including any prepayment as a result of an event of default or the exercise of any rights or remedies by the lender following the same.

        The Quench Loan Agreement is secured by a pledge of substantially all of Quench's assets. In addition to a minimum net recurring revenue covenant and a covenant requiring minimum cash holdings of $1.5 million, Quench is required to comply with certain other financial and nonfinancial covenants. Quench was in compliance with, or received a waiver for, all such covenants as of June 30, 2015.

  BVI Loan Agreement

        In connection with our acquisition of the capital stock of Biwater (BVI) Holdings Limited in June 2015, we inherited the $43 million credit facility of its subsidiary, Biwater (BVI) Ltd. arranged by a bank, which we refer to as the BVI Loan Agreement. The Biwater Loan Agreement closed on November 14, 2013 and was arranged to finance the construction of the 2.8 million GPD desalination facility at Paraquita Bay in Tortola, BVI and other contractual obligations. The BVI Loan Agreement is project financing with recourse only to the stock, assets and cash flow of Biwater (BVI) Ltd. and is not guaranteed by any affiliate entities of that company. The BVI Loan Agreement is guaranteed by the Export Credit Department of the United Kingdom. The BVI Loan Agreement began amortizing its principal balance on March 31, 2015. As of the acquisition date of June 11, 2015, $40.8 million remained outstanding. In addition, approximately $820,000 remained available for draw through June

2016. The BVI Loan Agreement was amended on May 7, 2014 and June 11, 2015 to reflect extensions in milestone dates and our acquisition of Biwater (BVI) Ltd.

        The BVI Loan Agreement provides for interest on the outstanding borrowings at LIBOR plus 3.50% per annum and interest is paid quarterly. The weighted average interest rate was 3.9% as of June 30, 2015. The loan principal is repayable quarterly beginning in March 31, 2015 in 26 quarterly installments that escalate from 3.2% of the original principal balance to 4.6% of the original principal balance. The BVI Loan Agreement is collateralized by all shares and underlying assets of Biwater (BVI) Ltd.

        The BVI Loan Agreement includes both financial and nonfinancial covenants, limits the amount of additional indebtedness that Biwater (BVI) Ltd. can incur and places annual limits on capital expenditures for this subsidiary. The BVI Loan Agreement also places restrictions on distributions made by Biwater (BVI) Ltd. which is only permitted to make distributions to shareholders and affiliates of the Company if specified debt service coverage ratios are met and it is in compliance with all loan covenants. Further, until the completion of two sewage treatment plants and related works under construction in the BVI, Biwater (BVI) Ltd. is not permitted to make any distribution without the prior approval of the bank. The BVI Loan Agreement contains a number of negative covenants restricting, among other things, indebtedness, investments, liens, dispositions of assets, restricted payments (including dividends), mergers and acquisitions, accounting changes, transactions with affiliates, prepayments of indebtedness, capital expenditures, changes in nature of business and joint ventures. In addition, Biwater (BVI) Ltd is subject to quarterly financial covenant compliance, including minimum debt service and loan life coverage ratios, and must maintain a minimum debt service reserve fund with the bank.

        Biwater (BVI) Ltd. may prepay the principal amounts of the loans, prior to the maturity date, in whole or in part without penalty.

        On August 1, 2015, we were in default of BVI Loan Agreement as a result of our failure to meet the contractual deadline of July 31, 2015 for completing construction, acceptance testing and delivery of two sewage treatment plants and related works. On September 18, 2015, we received a waiver of the defaults under the BVI Loan Agreement relating to the completion and testing of the two sewage treatment plants and related works, and such Agreement was amended to address certain issues relating to those sewage treatment plants and related works.

  Curaçao Credit Facility

        On June 18, 2015, Aqua Venture Holdings Curaçao N.V., a Curaçao naamloze vennootschap and our wholly-owned subsidiary, entered into a $35.0 million credit facility with a bank, which we refer to as the Curaçao Credit Facility. The Curaçao Credit Facility consists of a term loan of $20.0 million and a delayed draw term loan of up to $15.0 million which is available to be drawn through March 18, 2016. The Curaçao Credit Facility is non-amortizing, matures in June 2019 and bears interest at either: (i) the higher of 1% or the ICE Benchmark Administration LIBOR Rate, plus an applicable margin ranging from 7.5% to 8.5% depending upon the a leverage ratio calculation as defined within the credit facility; or (ii) the greater of the bank's base rate or a federal funds rate plus 0.5%, plus an applicable margin ranging from 6.5% to 7.5% depending upon a leverage ratio calculation as defined within the credit facility. The credit facility is guaranteed by AquaVenture Holdings LLC and contains certain financial and nonfinancial covenants. The financial covenants include minimum interest coverage and maximum leverage ratio requirements and become operative in March 31, 2016. In addition, the Curaçao Credit Facility contains a number of negative covenants restricting, among other things, indebtedness, investments, liens, dispositions of assets, restricted payments (including dividends), mergers and acquisitions, accounting changes, transactions with affiliates, prepayments of indebtedness, capital expenditures, changes in nature of business and amendments of documents. The interest coverage ratio covenant will not apply if our minimum cash balance excluding Quench exceeds $5.0 million. There is no prepayment fee on the Curaçao Credit Facility.

  Other Debt

        In connection with our acquisition of the capital stock of Biwater (BVI) Holdings Limited in June 2015, we issued a subordinated note to the seller that bears no interest, is payable in 15 equal annual installments of $375,000 beginning on June 11, 2016, terminates if the water purchase agreement with the government of the BVI is terminated under certain circumstances, and is unsecured and subordinated to all other indebtedness of AquaVenture Holdings LLC. We finance our vehicles for a three-year term with interest rates per annum ranging from 1.6% to 6.8%.

Contractual Obligations and Other Commitments

        The following table summarizes our contractual obligations and other commitments as of December 31, 2014:

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(in thousands)
Contractual Obligations and Other Commitments:
Long-term debt	$8,265	$31,825	$42,727	$3,214	$86,031
Interest on long-term debt(1)	5,618	8,855	2,767	66	17,306
Operating leases(2)	1,514	2,106	1,156	559	5,335
Asset retirement obligations(3)	209	—	663	524	1,396
Acquisition contingent consideration(4)	958	1,000	—	—	1,958
Purchase commitments	2,915	—	—	—	2,915
Other(5)	—	—	—	—	—

Total contractual obligations and other commitments	$19,479	$43,786	$47,313	$4,363	$114,941

(1)
We calculated interest on long-term debt based on payment terms that existed at December 31, 2014. Weighted-average interest rates used are as follows: (i) Quench Loan Agreement—9.2%; (ii) USVI Credit Agreement—4.1%; (iii) Trinidad Credit Agreement—4.9% and (iv) vehicle financing—4.2%.

(2)
Operating leases include total future minimum rent payments under non-cancelable operating lease agreements.

(3)
The asset retirement obligations represent contractual requirements to perform certain asset retirement activities and are based on engineering estimates of future costs to dismantle and remove equipment from a customer's plant site and to restore the site to a specified condition at the conclusion of a contract. We have included the total undiscounted asset retirement obligation, as determined at December 31, 2014, in the table above.

(4)
The acquisition contingent consideration represents the value of the additional purchase price that is contingent on the future performance of certain acquired businesses. We have included the total undiscounted acquisition contingent consideration, as determined at December 31, 2014, in the table above.

(5)
In connection with our acquisition of Quench, we assumed the Quench USA, Inc. Amended and Restated 2011 Management Incentive Bonus Plan, or the Quench MIP. Pursuant to the Quench MIP, upon a "sale event" (as defined in the Quench MIP, which definition includes consummation of an initial public offering), a bonus pool will be created based upon the proceeds received in connection with the sale event, and each participant is entitled to receive a bonus equal to his or her share of the bonus pool. The bonus pool will equal the lesser of $6 million or 10% of all proceeds received by the holders of Quench USA Holdings LLC by reason of their ownership upon the consummation of a sale event in excess of $21 million, after giving effect to payments under the Quench MIP. For purposes of a sale event that is an initial public offering, holders of Quench are deemed to receive an amount equal to the product of (x) the per share price to the public and (y) the number of shares of the type being issued in the offering that are outstanding immediately prior to the offering. As of December 31, 2014, we did not record any liability related to the Quench MIP as no events had occurred as of such date, nor was it probable an event would occur as of such date, that would require payment under the Quench MIP.

  Off-Balance Sheet Arrangements

          At December 31, 2014, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

  Quantitative and Qualitative Disclosures about Market Risk

          We are exposed to certain market risks in the ordinary course of our business. These risks primarily include credit risk, interest rate risk and foreign exchange risk.

  Credit Risk

        We are exposed to credit risk in our Seven Seas Water segment from our principal bulk water sales to customers in Trinidad, the BVI, the USVI, St. Maarten, and Curaçao. While certain of our bulk water customers are quasi-governmental agencies, such customers may not be supported by sovereign guarantees or direct financial undertakings.

  Interest Rate Risk

        We had cash and cash equivalents totaling $34.3 million as of June 30, 2015. This amount was invested primarily in demand deposits with domestic and international banks. The cash and cash equivalents are held for investment and working capital purposes. Our cash deposits are maintained for capital preservation purposes. We do not enter into investments for trading or speculative purposes. As of June 30, 2015, we have variable rate loans outstanding of $119.4 million that adjust with interest rate movements in LIBOR or the lending bank's prime lending rate. Accordingly, we are subject to interest rate risk to the extent that LIBOR or the lending bank's prime lending rate changes. A hypothetical 100 bps increase in our interest rates in effect at June 30, 2015 cause an increase to our interest expense of approximately $0.9 million on an annualized basis. A hypothetical 100 bps decrease in our interest rates in effect at June 30, 2015 would have a $0.1 million decrease to our interest expense on an annualized basis.

  Foreign Exchange Risk

        The U.S. dollar is our functional currency and, as of June 30, 2015, all of our revenue was denominated in U.S. dollars. However, we are exposed to foreign exchange risk to the extent we have payment obligations in a local currency related to labor, construction, consumables or materials costs, or if our procurement orders are denominated in a currency other than U.S. dollars. If any of these local currencies change in value versus the U.S. dollar, our cost in U.S. dollars would change which could adversely affect our results of operations.

BUSINESS

Overview

        AquaVenture is a multinational provider of Water-as-a-Service, or WAAS, solutions that provide our customers with a reliable and cost-effective source of clean drinking and process water primarily under long-term contracts that minimize capital investment by the customer. We believe our WAAS business model offers a differentiated value proposition that generates long-term customer relationships, recurring revenue, predictable cash flow and attractive rates of return. We offer our solutions in North America, the Caribbean, Latin America and the Middle East.

        We deliver our WAAS solutions through two operating platforms: Seven Seas Water and Quench. Seven Seas Water is a multinational provider of desalination and wastewater treatment solutions, providing 7 billion gallons of potable, high purity industrial grade and ultra-pure water (which is water that is treated to meet higher purity standards required for industrial, semiconductor, utility or pharmaceutical applications) per year to governmental, municipal, industrial and hospitality customers. Quench, which we acquired in June 2014, is a U.S.-based provider of Point-of-Use, or POU, filtered water systems and related services to more than 40,000 institutional and commercial customers, including more than half of the Fortune 500. In our Quench business, our current typical initial contract term is three years with an automatic renewal provision, and our unit attrition rates imply an average rental period of more than 10 years. We define "unit attrition rate" as a ratio, the numerator of which is the total number of removals of company-owned and billed rental units during the trailing 12-month period, and the denominator of which is the average number of company-owned and billed rental units during the same 12-month period.

        We leverage our operating and engineering expertise to develop and deliver highly reliable WAAS solutions by applying various water purification technologies, including reverse osmosis, carbon filtration, deionization, membrane bioreactors and ultraviolet sanitization. We own and operate our water systems, enabling our customers to outsource a non-core activity without investing significant capital or managerial resources.

        We believe that we are well positioned to capitalize on global growth opportunities driven by population growth, increasing urbanization and water scarcity, increasing focus on health and wellness, and the environmental impact of bottled water consumption. We believe our focus on delivering best-in-class service and efficiency to our customers will continue to lead to substantial new business, contract extensions and customer expansion opportunities. We also have a demonstrated track record of identifying, executing and integrating acquisitions, with Seven Seas Water and Quench having completed more than a dozen transactions since 2007. We plan to continue to pursue acquisitions that will expand our geographic presence, broaden our service offerings and allow us to move into additional markets.

        We are led by a talented management team with extensive industry experience, engineering knowledge, operational expertise and financial capabilities. Our team has a demonstrated record of execution, having built AquaVenture into a leader in the major markets we serve. Our Seven Seas Water team currently operates our nine water treatment facilities and previously designed and operated more than 50 desalination plants with Ionics, Incorporated (a former NYSE-traded water treatment technology company purchased by General Electric Co. in 2005). Our Quench team has grown Quench's company-owned and billed POU filtered water system installed base from approximately 11,300 units in 2009 to more than 80,000 today through organic growth and targeted acquisitions.

 Market Opportunity

        We primarily operate in two water sectors—desalination and commercial water filtration. We believe both sectors offer us opportunities for significant organic and inorganic growth due to their size, positive long-term growth trends and fragmentation.

        A number of key macroeconomic factors shape the global water sector, including population growth, an increasing water supply-demand imbalance, urbanization, industrialization, and consumers' heightened health and environmental awareness. Global water demand has outpaced population growth, leading to chronic water scarcity in many regions around the world. According to data from the United Nations, global water demand (excluding irrigation) will grow three times faster than the global population. In addition, as an increasing portion of the global population moves to cities, the need for sustainable water infrastructure solutions in urban areas is expected to increase.

        As clean water demand continues to grow, we believe the need for water treatment technologies, such as desalination and POU filtration, will increase, and we believe both of our operating platforms are well positioned to benefit from these trends.

  Global Desalination Market

        Approximately 1% of the world's population depends on desalinated water to meet their daily water consumption needs. While historically a niche market due to the relatively high cost of production, desalination has become a more economical solution as desalination membrane and system technology has improved and equipment costs have declined.

        In recent years, there has been a rapid increase in the installation of new seawater desalination capacity. According to Global Water Intelligence, from 2004 to 2014 global contracted capacity more than doubled to more than 23 billion GPD. Approximately 29% of the desalination capacity globally is produced by medium-scale plants, which is our target market. We estimate that global medium-scale desalination plants generate approximately $7 billion in revenue from clean water sales annually. Many of the existing medium-scale plants are owned and operated by local governments and companies, and operating desalination facilities is generally not their core competency. As a result, we believe a large number of these plants could benefit from our ownership and operating expertise generate more reliable and lower-cost clean water.

        According to the World Resources Institute's Aqueduct rankings, the Caribbean is one of the most water-scarce regions of the world in terms of fresh water availability, comparable to the Western Sahara and parts of the Middle East. We believe our Seven Seas Water platform is a leading desalination solution provider in the Caribbean, where we operate nine water treatment facilities. Our installed capacity in the Caribbean has grown from 9.2 million GPD in 2010 to 27.2 million GPD in 2015, which represents more than 30% of the region's existing medium-scale desalination capacity. Many of the Caribbean region's current desalination facilities utilize older thermal technologies that are more costly to operate than membrane-based SWRO systems. Replacing these thermal plants with new membrane plants is a significant additional opportunity for us. Given our compelling value proposition, extensive presence, and operational expertise in SWRO plants, we believe we are well positioned to further grow our Caribbean business.

        We currently have a presence or targeted business development activities in the Caribbean, Latin America, the Middle East, North America and India. The total installed capacity of medium-scale desalination plants in these locations is more than 2 billion GPD. We target specific attractive end markets, such as the municipal drinking water, mining, oil and gas, and ultra-pure industrial process water markets, in both large and mature markets, such as the United States and Saudi Arabia, as well as in fast-growing developing markets, such as Chile, Mexico and India. We believe we are well positioned to pursue opportunities in these markets through new project development, partnerships with local firms and strategic acquisitions.

  U.S. Water Cooler Market

        According to a 2013 study by Zenith International, or Zenith, the U.S. commercial water cooler market is a $2.6 billion per year market, with more than 3.8 million units installed. POU water coolers represent 13.8% of that market by revenue. We believe that POU systems are taking market share from BWC systems for a variety of reasons, including cost, convenience, health benefits and environmental concerns. For example, Zenith attributes approximately 70% of all new POU accounts in the United States in 2013 to BWC conversions. As a result, from 2008 to 2013, the market share of POU systems on an installed unit basis grew from 14% to 21%, which represents an annualized unit growth rate of 9%. Zenith expects the number of POU units to grow at a CAGR of more than 8% between 2013 and 2018, while the number of installed BWC units is projected to remain nearly flat during the same period.

U.S. Water Cooler Market Share
(Source: Zenith)

        We estimate that our market share is more than 6.7% of commercial POU systems on an installed unit basis, and more than 8.7% on a revenue basis. The U.S. POU water cooler market is highly fragmented with hundreds of small regional providers, representing an opportunity for consolidation. Given the size of our addressable market and the fragmentation of the industry, we believe we are well positioned to realize growth with our focus on the commercial POU market.

Our Strengths

  Differentiated Water-as-a-Service Business Model

        Our WAAS business model offers an attractive value proposition to our customers by providing clean drinking and process water in a reliable, capital-efficient, cost-effective and flexible manner. Our long-term, service-focused model minimizes customer capital investment and yields long-term customer relationships. We invest capital in developing and installing engineered water systems, and generate predictable and steady revenue, earnings and cash flow, as well as an attractive return on invested capital.

  Excellence in Execution Driven by Engineering and Operational Expertise

        Our experience in implementing, operating and servicing water filtration technologies is at the core of our water solutions. Our expertise drives our ability to offer customized solutions to satisfy our customers' water needs.

        Our engineering experience and expertise is critical in developing Seven Seas Water desalination solutions that meet each customer's specific water quality standards and quantity needs adapted to local conditions, including different feedwater sources. Another important aspect of engineering expertise is reliability, as evidenced by our ability to achieve an average plant uptime of approximately 97% since

2013, which provides our customers an uninterrupted water supply. Furthermore, our prefabricated containers and modular equipment are specially designed for quick deployment and maximum flexibility to adjust output capacities, allowing us to react quickly to customer emergencies or changes in demand.

        Our Quench POU filtered water systems utilize a variety of water purification technologies, including reverse osmosis, carbon filtration, deionization and ultraviolet sanitization. Our service technicians are trained to maintain and service our POU systems to provide a convenient, reliable and high quality water supply.

  Experienced Management Team with Demonstrated Track Record

        Our management team, led by Chief Executive Officer Douglas R. Brown, President Anthony Ibarguen and Chief Financial Officer Lee S. Muller, has extensive industry experience. This team has a demonstrated track record of managing costs, adapting to changing market conditions, and financing, acquiring, integrating and operating new businesses and water plants.

        Our Seven Seas Water team currently operates our nine water treatment facilities and previously designed and operated more than 50 desalination plants with Ionics, Incorporated. Their significant expertise has been instrumental in creating customized and highly reliable desalination solutions even in demanding water applications.

        Our Quench team also has a demonstrated track record of expanding the Quench platform by adding new customers, retaining existing customers, and acquiring and integrating numerous POU filtered water service providers into its platform.

  Strong Competitive Position Supported by Long-Term Customer Relationships

        We have long-standing customer relationships. In our experience, customers typically extend their contracts significantly beyond the original term, as the need for a clean, reliable water supply continues and the customer realizes the value proposition of our WAAS business model. Furthermore, we believe our operating and engineering expertise, experienced management team, and scale put us at the forefront of our industry, and that significant investment would be required for others to replicate our platforms.

        Our water supply agreements under our Seven Seas Water platform typically provide for initial terms of up to 20 years and typically contain contractual provisions for cost pass-through and minimum volume requirements. In addition, we have a reputation for quality and customer service. We have a track record of expanding and extending our initial contracts into longer-term agreements with increasing water purchase volumes, in part, because we provide our customers with a cost-effective and reliable water solution.

        Based on a 2013 study by Zenith International, we believe our Quench platform is one of the largest POU-focused water service companies operating in the United States. Our current typical initial contract term is three years with an automatic renewal provision, and our unit attrition rates imply an average rental period of more than 10 years, in part, because we provide highly reliable and efficient services. We believe our scale, product breadth and reliability, and customer service are key differentiators in a highly fragmented industry primarily composed of smaller providers.

  Significant Experience Identifying and Integrating Acquisitions

        Identifying and executing value-enhancing acquisitions is core to our growth strategy. Under our Seven Seas Water platform, we have acquired four operating desalination facilities, which had an aggregate capacity of 7.1 million GDP at the time of acquisition. Quench has also completed ten acquisitions since 2008, two of which occurred after our acquisition of Quench in June 2014, significantly expanding our installed base. We routinely evaluate opportunities for acquisitions and believe our experience and success in identifying, executing, integrating and operating acquisitions enable us to deploy capital effectively, create shareholder value and increase our market share.

  Strong Financial Performance

        We have demonstrated sustained revenue growth with attractive margins under long-term customer relationships, enabling high returns on invested capital.

        Our revenues grew at a CAGR of 34.4% from 2009 to 2014. We believe we can continue our revenue growth by acquiring customers, expanding our relationships with our customers, expanding into new geographies and complementary services, and selectively acquiring related water services businesses.

        We achieve our margins due to our strong customer value proposition and our operating efficiency. For the years ended 2013 and 2014, our Adjusted EBITDA was $7.6 million and $18.8 million, respectively, while our Cash Operating Profit, which represents Adjusted EBITDA before selling and marketing expense, was $12.3 million and $29.2 million, respectively. We believe we have significant opportunities to continue to expand our margins as we further increase our scale and operating leverage. See "Summary—Summary Consolidated Financial and Other Data—Reconciliation of Non-GAAP Financial Data" for a reconciliation of our GAAP net (loss) income to Adjusted EBITDA and Cash Operating Profit.

        To support our continuing growth, we are incurring significant selling and marketing costs, which results in lower GAAP-based margins. However, after one of our systems has been installed, the related ongoing selling and marketing costs are low for the remaining term of the contract. As a result, we believe Cash Operating Profit, which represents Adjusted EBITDA before selling and marketing expense, is an important economic measure as it more closely approximates the recurring cash generated by our installed base.

Our Strategy

  Continue to be an Industry Leader in Quality, Service and Efficiency

        We will continue to focus on servicing our customers and responding to changing customer needs and emergency situations in the water industry. Our WAAS business model helps us to control reliability and quality and ensure compliance with health standards and customer specifications. Our Seven Seas Water desalination plants operate efficiently with an average uptime of approximately 97% since 2013, providing an uninterrupted supply of water for our customers. Our Quench platform benefits from significant economies of scale that are expected to continue as the business grows.

  Drive Sustainable and Profitable Growth

        We are focused on long-term, sustainable equity returns and intend to continue to deploy capital in high return opportunities. In both platforms, we have recurring revenue that is derived from predictable and contractually-obligated payments. In addition, our Seven Seas Water margins often benefit from contractual inflation-protection and cost pass-through provisions. We believe our growth will further enhance operating leverage and drive margin expansion.

  Develop New Business Opportunities and Add New Customers for Growth

        We intend to continue to develop new business opportunities and add new customers supported by our experienced sales and marketing teams. Our Seven Seas Water platform has a dedicated business development team focusing on new project development opportunities globally. We strategically focus on providing municipal drinking water, wastewater recovery and industrial process water systems in the Middle East, Latin America (Mexico, Chile, Peru, Colombia), India, and new territories in the

Caribbean. We also intend to expand our Seven Seas Water platform to U.S. areas, such as Texas, that are characterized by both a high concentration of process industry and water scarcity.

        Quench has an experienced and growing team of sales and marketing professionals responsible for new customer acquisition and expansion of existing customer relationships. Our sales representatives leverage our innovative, internet-focused marketing and lead generation platform to add new customers. We also have dedicated sales teams targeting certain industries, such as government, education and medical, as well as large enterprise opportunities.

  Drive Growth through Increased Sales to Current Customers

        Both our Seven Seas Water and Quench platforms are well positioned to realize growth through incremental sales to current customers due to our longstanding relationships developed as a result of our reliable operating performance, competitive pricing and highly-rated customer service.

        Our Seven Seas Water platform has a track record of increasing sales to current customers.

        Seven Seas Water maintains a fleet of containerized and modular plants for rapid deployment and commissioning. This gives us a competitive advantage when responding to short-term water emergencies. Once these emergency systems are operating, we have the opportunity to demonstrate the high reliability our water plants have achieved elsewhere. We have had significant success converting these short-term customer relationships into much longer (10 to 20 years) contractual agreements. For example, Curaçao Refinery Utilities B.V., or CRU, a utility operator in Curaçao, requested that Seven Seas Water provide emergency service with a plant of 500,000 GPD of design capacity in 2009 as part of a plan to provide 1.5 million GPD of design capacity in the shortest timeframe possible to supplement production shortfalls at a water plant owned and operated by CRU. CRU subsequently requested an additional 1.0 million GPD of emergency capacity. More recently, CRU asked us to, and we agreed to, assume operation of their own 2.5 million GPD SWRO production facilities due to our higher service levels.

        Our Quench platform is also well-positioned to increase sales to existing customers. Not only do many of our customers add water coolers during their term, but many are also opting to purchase our related services as well, such as ice, coffee and sparkling water.

  Continued Development of New Product Offerings to Open New Market Opportunities

        We intend to pursue new market opportunities and customers with our Seven Seas Water platform by leveraging our emergency response capabilities and specialized water supply systems for large-scale industrial operations such as mining, power generation and high water consumption manufacturing activities. We invest in containerized and modular water plants to enable us to provide rapid water supply solutions for customers who require water desalination solutions quickly, including in emergency situations. We are also actively examining and pursuing governmental, municipal, industrial and hospitality wastewater recovery opportunities as well as opportunities to treat produced water, which is generated through oil and gas exploration.

        In our Quench business, we intend to continue working with our suppliers and leveraging our market knowledge, to refine our water cooler product offerings and our other related water-enabled products, such as ice machines, sparkling water systems and coffee brewers.

  Selectively Pursue Acquisitions

        Acquisitions have historically been a major growth driver for us, and we expect to continue to pursue acquisitions in the future.

        We intend to continue to selectively purchase, upgrade, expand and operate existing water treatment and desalination facilities in new and current markets under our Seven Seas Water platform. We can often operate these facilities more efficiently and reliably than current operators by leveraging our engineering and operating expertise.

        We believe the highly fragmented nature of the POU filtered water market will allow Quench to continue to identify and acquire POU companies to increase penetration of our current markets, broaden our product offerings and expand geographically.

Seven Seas Water

        Our Seven Seas Water business offers WAAS solutions by providing outsourced desalination and wastewater treatment services for governmental, municipal, industrial and hospitality customers. Our solutions utilize seawater reverse osmosis, or SWRO, and other purification technologies to produce potable and high purity industrial process water in high volumes for customers operating in regions with limited access to potable water. We assume responsibility for designing, financing, constructing, operating and maintaining the water treatment facilities. In exchange, we typically enter into long-term agreements to sell to our customers agreed-upon quantities of water that meet specified quality standards for a contracted period, for which we are paid based on actual or minimum required unit consumption. We typically enter into contracts with a term of 10 to 20 years, except in situations in which emergency water is needed or we assume an existing contract from an existing operator. With this approach, our customers benefit from a highly reliable, long-term clean water supply with predictable pricing, low customer capital investment and outsourced management of operations and maintenance.

        We offer customized solutions, often implemented using containerized or modular equipment, that allows us to quickly commission, expand, curtail or move production capacity. We design, procure and engineer systems to meet the customer's specific requirements with regard to source water conditions and specific water quality and quantity needs. Once a plant commences operations, customer water demand typically increases over time, often leading to plant expansion and contract extension opportunities. We also offer quick deployment solutions to address emergency water shortages, such as those caused by natural disasters or failure and/or overburdening of existing water production infrastructure, and water reuse solutions for industrial users seeking to reuse and/or minimize wastewater.

        We are a leading provider of water to the Caribbean market, where we are currently the primary supplier to the USVI, St. Maarten and the BVI. We also maintain significant plant operations in Trinidad and Curaçao. We currently own and operate nine water treatment facilities in the Caribbean region producing over 7 billion gallons of purified water per year under long-term contracts.

        On June 11, 2015, through our acquisition of the capital stock of Biwater (BVI) Holdings Limited, we began operating a SWRO desalination plant in Paraquita Bay on Tortola, BVI, with 2.8 million GPD of installed capacity. The Paraquita Bay plant provides water to the BVI government pursuant to a 16-year contract, of which approximately 15 years remain. This acquisition further enhances our presence in the Caribbean.

        We expect to grow our Seven Seas Water business by expanding existing operations as customer demand increases and by selectively entering underserved markets through both new project development and acquisitions. We believe that there are a large number of medium-scale desalination plants (which we define as plants with approximately 3 million GPD to 13 million GPD of output capacity) in operation globally that could benefit from our ownership and operating expertise. Leveraging our strength in the Caribbean market and our reputation for reliability, quality and operating efficiency, we are pursuing new opportunities in North America, Latin America, India and the Middle East.

Build, Own and Operate

        Providing WAAS solutions to our customers is central to our operating model. We own, operate and maintain the desalination plants and sell water to our customers pursuant to long-term contracts. We either design, build and operate our desalination plants or acquire, refurbish and expand existing desalination plants. We assume responsibility for operating and maintaining the plants, including procuring all required equipment and arranging for related civil works. We typically design our desalination plants to exceed contractually required production capacity to ensure reliability, enable expansion to meet increased demand and to have more predictable lifecycle costs. In building our plants, we often use containerized units and modular skids with preconstructed components of the plant, which enables us to commission a plant and commence production more quickly. We also use standardized designs and equipment which help us operate and maintain our plants more efficiently and cost-effectively and simplify spare parts management.

        Under our WAAS business model, we manage the entire lifecycle of a desalination plant on an outsourced basis for our customers. Typically, a customer commits to purchase water at a fixed price per gallon, subject to adjustment based on a specified index, that meets agreed upon quality standards. Certain of our contracts require customers to purchase a minimum volume of water on a take-or-pay basis, while some do not have minimum purchase requirements. In some cases, we satisfy a customer's water requirements by utilizing our plants as its exclusive water producer. Our water purchase agreements typically provide for initial terms of up to 20 years. Customers may ask us to increase the capacity of our plants or to build additional plants to satisfy increased demand for the reliable, high quality water we produce. In connection with expanding capacity, we typically extend the term of the initial contract and reduce the unit cost that the customer pays. We monitor our plants, both remotely and on site. Our facilities are maintained as needed by Seven Seas Water employees.

        Generally, we have the right to decommission and remove our desalination plants upon the expiration or termination of the term of the water supply agreement. Our plants are generally built on property leased from the customer or its related parties pursuant to leases with terms that typically extend longer than the water purchase agreement, so that we may decommission and remove the plant. Certain of our water purchase agreements, however, provide for the transfer of the plant to our customer either at the end of the term of the agreement, upon the termination of the agreement or upon exercise of contractual buyout rights. The purchase prices payable upon exercise of the buyout rights are specified in the agreement and may be either fixed or based on factors set forth in the agreement.

Our Desalination Plants

        We currently operate nine water treatment facilities under long-term agreements. Six exclusively provide water to the local government or government-owned utility companies and three serve private customers.

Location	Customer	Contract Expiration Date	Design Capacity Million GPD
Trinidad: Port Fortin	WASA	2026	5.5
United States Virgin Islands:
St. Croix	VIWAPA	2033	3.7
St. Thomas	VIWAPA	2033	3.3
St. Croix	Hovensa L.L.C.	2016	0.7
Curaçao	Curaçao Refinery Utilities B.V.	2019	4.9
St. Maarten	N.V. GEBE	2021	4.8	(1)
Bahamas	Clearview Enterprises Limited	2019	1.0
Turks and Caicos	Retail water sales	N/A	0.5
BVI: Paraquita Bay	The Government of the Virgin Islands	2030	2.8

(1)
Excludes expected 1.0 million GPD capacity expansion in 2016.

  Trinidad

        We built and currently own and operate a desalination plant with the design capacity of 5.5 million GPD located at Point Fortin, Trinidad. Under the terms of the water sale agreement with the Water & Sewerage Authority of Trinidad and Tobago, which we refer to as the Trinidad Water Sale Agreement, we are required to provide a minimum supply of water each month equal to a certain percentage of the design capacity of the plant, and Water & Sewerage Authority of Trinidad and Tobago, or WASA, is required to purchase all of the water we produce each month up to a certain percentage of the design capacity of the plant. If production levels fall below agreed upon contractual minimums, then the water payment owed by WASA to us is reduced. On September 3, 2015, we entered into a fourth amendment to expand the existing desalination plant capacity by approximately 21% and extend the initial term of agreement, which was set to expire in 2026, by 50 months.

        The Trinidad Water Sale Agreement may be terminated upon default. If WASA terminates the Agreement early or is in default, a penalty will be imposed that is based on estimated future production of the plant. Upon termination, we have 120 days to remove our equipment from the site.

        Under the Trinidad Water Sale Agreement, WASA is obligated to provide the electricity needed to operate our plant at no charge to us. We are not responsible for loss of production arising from a disruption to our electrical supply or a change in the quality or quantity of feedwater.

        We sublease the site where the Port Fortin plant is located from WASA, who leases the site from Petrotrin, a state-owned oil company. The initial term of the lease expires in October 2022, and we have an option to renew for an additional five years.

  United States Virgin Islands

        We built and currently own and operate three desalination plants in the United States Virgin Islands with an aggregate design capacity of 7.7 million GPD.

        We sell the water produced at our Richmond Generation Plant on St. Croix and our Randolph Harley Generation Plant on St. Thomas on an as-demanded basis to the Water & Power Authority of

United States Virgin Islands, or VIWAPA, pursuant to the USVI Water Purchase Agreements, the current terms of which expire in 2033. Although the USVI Water Purchase Agreements do not specify a minimum consumption level, they stipulate that Seven Seas Water will be VIWAPA's exclusive supplier. The current design capacity of our Richmond Generation Plant and the Randolph Harley Generation Plant are 3.7 million GPD and 3.3 million GPD, respectively. Under the USVI Water Purchase Agreements, VIWAPA is obligated to provide the electricity needed to operate our plants at no charge to us, provided that our electrical consumption per thousand gallons of water produced does not exceed certain thresholds. If our electrical consumption does exceed such thresholds, we are required to reimburse VIWAPA at VIWAPA's then current electricity production cost, subject to adjustment for feedwater quality. We lease the sites where these plants are located from VIWAPA. The leases terminate 180 days after the contract expiration dates to enable us to remove our equipment.

        In addition, we built and currently own and operate a desalination plant with the design capacity of 700,000 GPD on St. Croix. We sell the water produced at this plant on a take-or-pay basis to Hovensa L.L.C. to support Hovensa's petroleum refinery pursuant to a water sales agreement. The term of the agreement with Hovensa will continue to at least December 2016. In connection with its proposed sale of its assets, Hovensa L.L.C. filed for bankruptcy protection on September 15, 2015. We can provide no assurances whether this agreement will be extended or will be assumed by the buyer of the assets in the bankruptcy proceedings. This plant consists of our standard containerized units that can be removed from the site and, after refurbishment, be deployed elsewhere.

  Curaçao

        We own and operate a desalination facility in Curaçao with an aggregate design capacity of 4.9 million GPD. We sell the industrial quality water produced at this facility on a take-or-pay basis to Curaçao Refinery Utilities Company B.V., a government owned utility that provides utility services to a refinery it has leased to Petróleos de Venezuela S.A., or PdVSA, a state-owned oil company of Venezuela. The current term of this water sales agreement expires in 2019, but will extend to 2022 if our customer extends the lease of the refinery to PdVSA. Under this water sales agreement, our customer is obligated to provide the electricity needed to operate our plant at no charge to us. We lease the site where this facility is located.

  St. Maarten

        We own and operate three desalination plants with an aggregate design capacity of 4.8 million GPD in St. Maarten. We built two of these plants and acquired and refurbished the third. We sell the water produced at these plants on a take-or-pay basis to the Government of St. Maarten pursuant to the St. Maarten Water Purchase Agreements, the current terms of which expire in 2021. Under the St. Maarten Water Purchase Agreements, we are obligated to pay for the electricity needed to operate our plant at fixed rate. We lease the sites where these plants are located. The St. Maarten Water Purchase Agreements require us to transfer ownership of the plants to the government under certain circumstances.

  British Virgin Islands

        In June 2015, we purchased the capital stock of Biwater Holdings, a subsidiary of which operates a desalination plant with the design capacity of 2.8 million GPD located on Tortola, BVI. We sell the water produced at this plant on a take-or-pay basis to the Government of the BVI pursuant to a water purchase agreement, the current term of which expires in 2030. Under this water purchase agreement, our customer is obligated to provide the electricity needed to operate our plant at no charge to us. We lease the site where this plant is located. We are required to transfer ownership of the plant to the government of the BVI upon the expiration of the water purchase agreement and upon the termination of the agreement under certain other circumstances. See "Risk Factors—Risks Related to Our

Business—The government of the BVI has sent us notice that it believes that our acquisition of the capital stock of Biwater (BVI) Holdings Limited required its written consent and that the failure to obtain such consent constitutes a breach of the water purchase agreement between the government of the BVI and Biwater (BVI) Ltd."

  Other Plants

        We own and operate a desalination plant with the design capacity of 1.0 million GPD on the Island of Great Exuma, The Bahamas. We acquired the facility in 2009 and refurbished it in 2013. We sell the water produced at this plant on a take-or-pay basis to Sandals Group. We also operate and maintain a wastewater treatment plant owned by Sandals Group at the same location. The current term of these agreements expire in 2019. We lease the site where the desalination plant is located from our customer.

        We own and operate two desalination plants with the design capacity of an aggregate of 500,000 GPD on Providenciales, Turks and Caicos Islands. We built one of these plants and acquired and refurbished the other. We sell the water produced at these plants to local customers and own the sites where these plants are located.

Technology

        Reverse Osmosis Desalination Process

        The conversion of saltwater to potable or industrial quality water is called desalination. We use a process known as reverse osmosis in our desalination plants. Reverse osmosis is the most widespread desalination technology, used in more than 11,000 desalination plants worldwide, representing more than 60% of installed capacity. Reverse osmosis is a separation process in which the water from a pressurized saline solution is separated from the dissolved material by passing it through a semi-permeable membrane. An energy source is needed to pressurize the saline water (or feedwater) for pretreatment, which consists of fine filtration and the addition of precipitation inhibitors. Pretreatment removes suspended solids, prevents salt precipitation and keeps the membranes free of microorganisms. Next, a high-pressure pump enables the water to pass through the membrane, while salts are rejected. The feedwater is pumped into a closed vessel where it is pressurized against the membrane. As a portion of the feedwater passes through the membrane, the remaining feedwater increases in salt content. This remaining feedwater (called brine) is discharged without passing through the membrane. As the brine leaves the pressure vessel, its energy is captured by an energy recovery device which can be used to pressurize incoming feedwater. The final step is post-treatment, which consists of stabilizing the water, removing hydrogen sulfide and adjusting the pH and chlorination to prepare it for distribution.

        We believe that this technology is the most effective and efficient conversion process for our market. However, we are always seeking ways to maximize efficiencies in our processes and to investigate new more efficient processes to convert seawater to potable or industrial quality water. We design our plants to use equipment that is among the most energy efficient available at the time, and we monitor and maintain our equipment in an effort to operate efficiently.

Customers

        The customers of Seven Seas Water platform generally fall into three categories: (i) municipal customers or government-owned utility companies, (ii) industrial, power, refining, mining and/or other manufacturing companies which require a reliable source of industrial quality water for their operations, or (iii) resorts and/or private entities. These customers may (i) contract with us through our Seven Seas Water platform to either build and operate plants, (ii) become our customers after their initial plant operator seeks to sell their interest in a plant or (iii) after such customer replaces an operator with Seven Seas Water.

        Our important target market opportunities include municipal customers or government-owned utility companies that wish to contract to have a plant constructed to increase water production for residential or industrial purposes or seek our experience in operating an existing plant. Under these arrangements the municipal customers or government-owned utility company is typically responsible for distributing water, providing power and a minimum purchase guarantee.

        Another target market is industrial customers that require clean water for an industrial purpose. Historically, prospective industrial customers generated their own water but increasingly more industrial users have outsourced the production of water to focus on their core competencies.

Business Development

        Our Seven Seas Water platform focuses on opportunities to own and operate desalination plants designed to produce 3 million GPD to 13 million GPD of water for governmental, municipal, industrial and hospitality customers, a relatively underserved sub-segment of the desalination market with limited comparable solutions or competitors. We pursue these opportunities by participating in request for proposal processes, developing plans for plants in underserved areas, acquiring existing plants and providing emergency water services. Geographically, we continue to pursue opportunities to expand in the Caribbean region, while seeking opportunities in North America, Latin America, India and the Middle East.

        Our business development function is organized into teams dedicated to pursuing opportunities in specific target markets. Company personnel dedicated to North American, the Caribbean and the Middle Eastern markets operate primarily from our Tampa, Florida offices. Our Latin American team operates from Santiago, Chile.

        As part of our expansion strategy, we may acquire additional desalination plants. Potential acquisition candidates include individual plants and businesses that operate multiple plants. We frequently evaluate potential acquisition candidates and engage in discussions and negotiations regarding potential acquisitions. There can be no assurance that any of our discussions or negotiations will result in an acquisition. Further, if we make any acquisitions, there can be no assurance that we will be able to operate any acquired plants or businesses profitably or otherwise successfully implement our expansion strategy.

        We also pursue opportunities to increase the amount of water we supply to existing customers. Historically, as we have provided customers with a reliable, cost-effective clean water supply, our customers experience an increase in demand from the ultimate end users, leading to opportunities for us to expand existing plants and develop new plants. These opportunities also often enable us to extend the terms of our existing water supply agreements and to reduce the unit cost to the customer.

        We also actively identify new markets that need, or could benefit from, a reliable and cost-effective supply of clean water. Once we have identified a region that would benefit from our WAAS offerings, we work with local partners to identify possible customers with whom we can enter into long-term supply agreements. In certain situations, this involves responding to requests for proposals from municipal or private sector customers. In other situations, we directly solicit potential customers to pursue a negotiated arrangement.

        We also pursue opportunities to deploy our mobile containerized and modular plants to help parties address water emergencies or crises. To address this business opportunity, we maintain a fleet of mobile containerized plants. Our ability to quickly deploy, commission and commence operation of these plants provides us a competitive advantage in these situations. We provide these rapid deploy services pursuant to contracts that typically have terms of three to five years. By assisting customers to address their emergences and crises, we are often well positioned to expand our relationship with the customer into a long-term water supply arrangement.

        Our strategy is to provide water services in areas where the supply of potable water is scarce. We have focused on the Caribbean and adjacent areas as our principal market because these areas have little or no naturally occurring fresh water.

Competition

        Seven Seas Water targets projects for medium-scale plants that it can own and operate that are accompanied by long-term contracts to sell water to customers. We compete primarily on the basis of the unit price at which water is sold to our customers, as well as our ability to build, commission, operate and maintain our plants to provide customers with a reliable long-term water supply. Our pricing depends on many factors, including the length of the water supply agreement term, the volume of water to be supplied, factors relating to the feedwater quality and location of the plant, infrastructure availability, electric power availability and costs (including who is responsible for paying those costs), and our cost of capital, among other factors.

        The competitors in our market generally fall into three categories: engineering, procurement and construction, or EPC, companies; large project developers; and other outsourced service model companies. EPC companies, which contract to build plants that satisfy specific requirements, often do not operate such plants after completion. EPC company contracts also generally satisfy the minimum customer water production requirements at the lowest reasonable capital cost. Large project developers focus on large-scale municipal desalination projects, prefer to take the role as lead developer for a customer sponsor and often do not operate plants after completion. For both of these types of competitors, the customer either assumes the responsibility of operating the plant or engages a third party to do so. We believe that generally none of these competitors focus on building a plant with low operating costs, nor focus on building plants with excess capacity in anticipation of future water needs.

        Seven Seas Water's focus on building and operating plants that can adapt to customers' changing needs has provided it with experience and a long-term approach that is well aligned with our customers' interests. Larger global competitors typically focus on larger plants with a capacity of 25 million GPD or greater, selling equipment or building plants instead of making outsourced service model investments. These companies, among others, currently operate in areas in which we would like to expand our operations. These companies already maintain world-wide operations and have greater financial, managerial and other resources than us. We believe that our low overhead costs, knowledge of local markets and our efficient manner of operating desalination water production equipment will provide us a competitive advantage in many smaller medium-scale applications and projects.

Quench

        Our Quench business offers WAAS solutions by providing bottleless filtered water coolers and other products that use filtered water as an input, such as ice machines, sparkling water dispensers and coffee brewers, to customers across the United States. Our POU systems purify a customer's existing water supply offering a cost-effective, convenient, and environmentally-friendly alternative to traditional bottled water coolers, or BWC. We offer our solutions to a broad mix of industries, including government, education, medical, manufacturing, retail and hospitality, among others, including more than half of the Fortune 500. We install and maintain our filtered water systems in exchange for a monthly rental fee, typically under multi-year contracts that renew automatically. With an installed base of more than 80,000 company-owned systems, we believe that we are one of the largest POU-focused water services companies operating in the United States. We service customers across the United States and have a direct presence in 40 of the largest U.S. metropolitan markets. We generate sales by leveraging our team of field and inside sales representatives, supported by a marketing team with expertise in digital and traditional media. Our scale, product breadth and service expertise provide us a competitive advantage. These capabilities also help to create customer loyalty and preserve our market share.

Products

        Our filtered water systems offer customers a cost-effective, convenient and environmentally-friendly alternative to traditional bottled water coolers, or BWC. Our systems are connected to a customers's existing water supply, which is filtered at the point of use to reduce impurities and other contaminants. Once a Quench system is installed, ongoing service requirements, including routine maintenance, repair and filter changes, are typically covered under a monthly rental agreement.

        We offer our customers filtered water systems with varying capacities to serve low, medium and high usage environments, which are available in floor-standing, countertop, under-counter and under-sink model forms. Our systems offer a variety of water dispensing options, including hot, cold, ambient and sparkling water. These systems are also available with various features, such as hands-free dispensing, anti-microbial surfaces and leak detection. Depending on the customer's purification requirements, Quench systems can employ various technologies such as carbon filtration, reverse osmosis filtration, deionization and ultraviolet sanitization.

        In addition, we offer a line of ice machines and commercial coffee brewers, both of which utilize our water filtration systems. To our coffee brewer customers, we also offer a selection of coffees, teas and other break room supplies. We also provide systems that deliver high-purity water for industrial processes.

        We purchase our filtered water systems from a variety of manufacturers, both in the United States and overseas. We also refurbish equipment that is returned from customer locations for future redeployment. We purchase nearly all of our equipment from three vendors; however, we believe that this equipment could be sourced from alternate vendors if necessary or advantageous.

        We provide our services generally under automatically-renewing rental contracts with initial terms ranging from month-to-month to five years. Our unit attrition rates imply an average rental period of more than 10 years. We bear the up-front cost of purchasing and installing systems as well as the ongoing cost of maintaining them in exchange for a recurring fee. In certain circumstances, we sell water filtration systems to customers, which may be accompanied by a maintenance contract. We also service equipment on a time-and-materials basis for certain customers.

Sales and Marketing

        We market our products through a variety of digital and traditional methods. Digital marketing activities include search engine marketing, email marketing, affiliate marketing and display advertising. Traditional marketing activities include telemarketing and trade shows. Marketing messages emphasize the benefits of water filtration versus those of delivered water, which include convenience, reliability of supply, cost savings, wellness and environmental sustainability. In 2013, POU system penetration was 13.8% of the U.S. commercial water cooler market, by revenue, which we believe provides a significant opportunity for additional organic growth.

        We have a team of Quench sales and marketing professionals dedicated to new customer acquisition activities across the United States. Our field sales representatives are focused on increasing penetration in the largest metropolitan markets nationwide. We also have specialized sales teams focused on large enterprises and specific industries to expand our market penetration. We maintain a presence in online advertising and lead generation, supported by an in-house team of digital marketing personnel.

        Our Quench platform is also well-positioned to increase sales to existing customers. In addition to our sales team, our customer care representatives generate revenue by selling additional products to existing customers. Additionally, as we service our equipment, we routinely identify opportunities to reassess our customer's needs and offer additional services and system upgrades. Frequently, Quench customers will add systems during the course of their relationship with Quench.

        We intend to continue to differentiate our offering to customers by adding innovative new water filtration products and related water-enabled products. We also intend to grow the geographic footprint of our high-purity industrial applications business and are considering future international and residential market expansion in our POU business.

Acquisition Activity

        Competition in the POU systems market is highly fragmented. Potential acquisition candidates include local dealers as well as businesses with broader regional or national customer bases. We routinely identify and evaluate potential acquisition candidates and engage in discussions and negotiations regarding potential acquisitions. There can be no assurance that any of our discussions or negotiations will result in an acquisition. Further, if we make any acquisitions, there can be no assurance that we will be able to operate or integrate any acquired businesses profitably or otherwise successfully implement our expansion strategy.

Customers

        We target businesses across the United States with an emphasis on companies with 20 or more employees, as well as those operating in several key industries, such as government, education, medical, retail and hospitality. We maintain a highly diversified customer base of over 40,000 customers.

Customer Service

        Our service technicians are trained to service our POU systems to ensure a convenient, reliable water supply. In larger metropolitan areas across the United States, we service equipment via local employee service technicians, who perform installations, preventive maintenance and repairs. In areas without local employees, Quench technicians travel to handle installations and preventive maintenance. When necessary, Quench engages third-party contractors for certain types of service calls.

Competition

        We compete directly with BWC, OCS and other POU filtration companies, as well as with retail stores and internet sites where similar products and services may be purchased directly. Municipal tap water is a substitute for our water coolers and filtration services.

        The POU filtration market is highly fragmented, with many small, local service providers. There are a number of larger POU competitors, such as Nestlé, DS Services, OneSource Water, Waterlogic International and Pure Health Solutions, Inc. Our competitive position is based on pricing, service, value proposition, quality of products and desirability of brands. In the BWC segment, we compete with such companies as DS Services and Nestlé. We also compete with OCS and food service companies such as Aramark and Compass. These companies, among others, currently operate in areas in which we would like to expand our operations.

        The POU segment we serve accounts for 13.8% by revenue of the $2.6 billion per year U.S. commercial water cooler market. Though relatively small, the number of POU units has been growing consistently and is projected to continue to grow at the expense of BWCs. We believe POU systems offer an attractive alternative to BWCs primarily due to cost, convenience, health benefits and environmental considerations. In 2013, approximately 70% of all new POU accounts in the United States were attributed to BWC conversions.

        We have developed extensive capabilities to serve the needs of our customers, whether they are complicated, multi-location national accounts or small businesses, across the United States. We believe that the quality and reliability of our service, both in the field and in the back office are differentiators within our markets. We currently maintain two call centers to manage customer inquiries.

Other Facilities

        On April 20, 2007, we entered into a lease for 18,750 square feet of office space in Tampa, Florida with a lease term that ends on July 30, 2019 with an option to extend the term for a period of five years.

        On August 26, 2010, we entered into a lease, which has been amended several times, for approximately 19,900 square feet of office space in King of Prussia, Pennsylvania with a lease term that ends on September 30, 2018.

        On May 10, 2011, we entered into a lease for 23,600 square feet of office and warehouse space in Norristown, Pennsylvania with a lease term that ends on September 30, 2016 with an option to extend the term of the lease for a period of five years.

        On June 27, 2012, we entered into a lease for approximately 15,000 square feet of office and warehouse space in Waltham, Massachusetts with a lease term that ends on January 31, 2016 with an option to extend the term for a period of three years.

        On October 2, 2013, we entered into a lease for approximately 12,250 square feet of office space in Wheeling, Illinois with a lease term that ends on September 30, 2018.

        We are a party to numerous other small office, warehouse, and month-to-month storage unit leases. We believe that our warehouse and office space is sufficient to meet our current needs until the expiration of these leases and we expect to lease additional space as we expand our business.

Insurance

        We maintain insurance policies to cover workers' compensation, automobile liability, director and officer liability, general liability, foreign liability and property risks through third-party insurance programs. Deductibles for these policies depend upon the type of claim. The current insurance policies expire between March and June of 2016 and we anticipate continuing with similar arrangements at time of expiration. We regularly review our insurance policies and believe we have adequate coverage.

        Our Seven Seas Water facilities in Trinidad, the USVI and Tortola are insured against earthquake, flood and hurricane damage as required by our lenders. Our insurance programs have varying coverage limits, exclusions and maximums, and insurance companies may seek to deny claims we might make. Each policy includes deductibles or self-insured retentions and policy limits for covered claims.

        In our Quench business, we maintain liability insurance covering our facilities and assets, including our company-owned equipment installed in the field, which could fail and cause significant property damage, personal injury and/or loss of life. However, we can make no assurance that the adverse impact of any claim will not materially exceed the amounts that we might recover from our customers, suppliers or insurers. Moreover, significant insurance claims, even if covered, can result in decreased coverage limits, more limited coverage, increased premium costs or deductibles. Any of these events could adversely affect our operations.

Employees

        As of August 31, 2015, we had 539 employees. We have never had a work stoppage, and none of our employees are represented by a labor organization or under any collective-bargaining arrangements. We consider our employee relations to be good.

Legal Proceedings

        From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on our business, operating results, financial condition or cash flows. Regardless of any such outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

        The following table provides information regarding our executive officers and directors as of September 1, 2015:

Name	Age	Position
Executive Officers
Douglas R. Brown	61	Chief Executive Officer and Chairman of the Board
Anthony Ibarguen	56	President and Director
Lee S. Muller	55	Chief Financial Officer, Treasurer and Secretary
Non-Employee Directors:
Michael J. Bevan(2)	44	Director
Hugh Evans(1)(3)	49	Director
Paul Hanrahan(2)	57	Director
Evan Lovell(1)(2)	45	Director
Cyril Meduña(3)	58	Director
Brian O'Neill(3)	62	Director
Richard Reilly(1)	68	Director

(1)
Member of the audit committee.

(2)
Member of the compensation committee.

(3)
Member of the nominating and corporate governance committee.

        The following is a biographical summary of the experience of our executive officers and directors:

Executive Officers

        Douglas R. Brown has served as a member of our board of directors since January 2007. Mr. Brown founded AquaVenture Holdings LLC in December 2006 and has served as Chairman of AquaVenture Holdings LLC since January 2007. Mr. Brown served as chief executive officer of AquaVenture Holdings LLC from January 2007 to October 2012 and from October 2014 to present. Mr. Brown has also served as chief executive officer of Seven Seas Water Corporation from January 2007 to October 2012 and from October 2014 to present. From 2003 to 2005 Mr. Brown served as the Chief Executive Officer of Ionics, Incorporated (NYSE: ION), a water purification technology company that was sold to General Electric in 2005. Together with his prior experience at Ionics, he has 20 years of experience in the water industry. Before joining Ionics, Mr. Brown spent 17 years at Advent International, a global private equity firm, the last 7 years of which he was CEO. He also serves as an Operating Partner and Senior Advisor of Element Partners, a private equity firm. Mr. Brown received a B.S. in Chemical Engineering from Massachusetts Institute of Technology and an M.B.A. from Harvard Business School. We believe Mr. Brown is qualified to serve on our board of directors because of his experience as an executive officer of our company, his extensive business, management and executive experience and his experience as a seasoned investor.

        Anthony Ibarguen has served as a member of our board of directors since June 2014. He has served as president of AquaVenture Holdings LLC since June 2014 and as the chief executive officer of Quench since October 2010. Mr. Ibarguen has served on the board of directors of Insight Enterprises (NASDAQ: NSIT), a Fortune 500 information technology business, since July 2008, and served as its interim President and Chief Executive Officer from September to December 2009. From 2009 to 2008, Mr. Ibarguen was the Chief Executive Officer of Alliance Consulting Group, a privately-held information technology consulting form. From October 2003 through December 2007, Mr. Ibarguen served as a board director of C-COR Inc., a publicly-held global on-demand network solutions provider to the cable industry (NASDAQ: ARRS). From 1996 to 2000, Mr. Ibarguen was president COO and a director of Tech Data Corp., a Fortune 500 global technology distribution company (NASDAQ: TECD). He holds a B.A. in Marketing from Boston College and an M.B.A. from Harvard Business School. We believe Mr. Ibarguen is qualified to serve on our board of directors because of his experience as an executive officer of our company and Quench, his extensive business, management and executive experience, and his experience as a seasoned investor.

        Lee S. Muller has served as our senior vice president and chief financial officer since October 2014. Mr. Muller has been senior vice president and chief financial officer at Seven Seas Water Corporation since December 2013. From October 2005 to December 2012, Mr. Muller served as executive vice president and chief financial officer of ContourGlobal, a developer and operator of electric power and district heating businesses. He was a core member of the management team and was responsible for commercial and investment banking, multilateral and rating agency relationships. Mr. Muller holds a B.S. in Accounting and Finance from Boston University and an M.B.A. from the University of Chicago.

Non-Employee Directors

        Michael J. Bevan has served as a member of our board of directors since January 2007. Mr. Bevan is a co-founder and managing director at Element Partners, where he has served since 2005 and where his primary areas of investment focus include water purification, wastewater remediation, advanced materials, flow controls, advanced manufacturing, sensing technologies and instrumentation and emissions control and abatement. Mr. Bevan currently serves as a member of the board of directors of numerous private companies. Mr. Bevan holds a B.A. in English from Denison University and an M.B.A. from the Wharton School of the University of Pennsylvania. We believe Mr. Bevan is qualified to serve on our board of directors because of his experience as a seasoned investor.

        Hugh Evans has served as a member of our board of directors since December 2013. Mr. Evans has led the merger and acquisition and venture capital investments arm for 3D Systems, a leading 3D printing company since March 2013. Prior to 3D Systems, Mr. Evans served as an analyst and portfolio manager at T. Rowe Price Associates for more than 20 years. He holds a B.A. from the University of Virginia and an M.B.A. from Stanford University. We believe Mr. Evans is qualified to serve on our board of directors because of his executive and investment experience.

        Paul Hanrahan has served as a member of our board of directors since January 2012. Mr. Hanrahan is chief executive officer and co-founder of American Capital Energy & Infrastructure, a private equity firm that invests in energy infrastructure assets, and has served in this capacity since September 2012. Prior to establishing American Capital Energy & Infrastructure, Mr. Hanrahan served as the Chief Executive Officer and President of The AES Corporation (NYSE: AES), one of the largest global energy infrastructure companies in the world. Mr. Hanrahan serves on the boards of Arch Coal (NYSE: ACI), Ingredion (NYSE: INGR) and Great Point Energy, LLC. He has also served on the boards of other major publicly listed utilities in Latin America and was twice appointed by the White House to serve on the US-India CEO Forum. Mr. Hanrahan holds a B.S. in Mechanical Engineering from the United States Naval Academy and an M.B.A. from Harvard Business School. We believe Mr. Hanrahan is qualified to serve on our board of directors because of his executive experience.

        Evan Lovell has served as a member of our board of directors from January 2007 to December 2007 and from December 2008 to present. Since 2012, Mr. Lovell has been responsible for managing the portfolio and investments of Virgin Group Holdings Limited and its affiliates (collectively, the "Virgin Group") in North America and has been a partner in the Virgin Group. From 2008 to 2012, Mr. Lovell was the Founding Partner of Virgin Green Fund, a private equity fund investing in the energy and resource sector. Mr. Lovell is a member of the board of directors of Virgin America Inc.

(NASDAQ:VA) since April 2013. From 1998 to 2008, Mr. Lovell served as an investment professional at TPG Capital, where he also served on the Board of a number of TPG portfolio companies. Mr. Lovell holds a B.A. in Political Science from the University of Vermont. We believe Mr. Lovell is qualified to serve on our board of directors because of his experience as a seasoned investor.

        Cyril Meduña has served as a member of our board of directors since January 2013. In 1989, Mr. Meduña founded Advent-Morro Equity Partners, Puerto Rico's first and largest private equity and venture capital firm and manages three private equity funds with combined capital of $120 million. Since 2008, Mr. Meduña has served as Honorary Consul of Chile in Puerto Rico and the USVI. He obtained a B.S. in Mechanical Engineering from Rensselear Polytechnic Institute and an M.B.A. from George Washington University. We believe Mr. Meduña is qualified to serve on our board of directors because of his experience as a seasoned investor and experience with multiple operating companies in the Caribbean and Latin America.

        Brian O'Neill has served as a member of our board of directors since May 2013. Mr. O'Neill has served as vice chairman of Lazard International since 2009 and as a director of M.B.A. Lazard, a leading financial asset-management business. He has served as director of Emigrant Bank since September 2009 and as a supervisory board member of Erste Group Bank AG since May 2007. Mr. O'Neill holds a B.A. from the University of San Diego and a Master's Degree from the American Graduate School of International Management. He also completed the Executive Program at the Tuck School of Business at Dartmouth College. We believe Mr. O'Neill is qualified to serve on our board of directors because of his executive banking and international business experience.

        Richard Reilly has served on our board of directors since October 2014. For 28 years prior to his retirement in 2009, Mr. Reilly served as a senior audit partner at KPMG LLP. Since July 2010, Mr. Reilly has served on the board of directors of Aspen Aerogels, Inc. (NYSE: ASPN), a leader in the energy insulation market. Mr. Reilly also serves as a member of the board of trustees and as chair of the audit committee of Perkins School for the Blind and as a member of the finance and audit committee for the Clergy Funds of the Archdiocese of Boston. From November 2012 to December 2013, Mr. Reilly served as a consultant to a Fortune 500 company related to finance, controls and governance issues at its subsidiary in India. Mr. Reilly holds a B.S. in Business Administration from Northeastern University and is a Certified Public Accountant. We believe Mr. Reilly is qualified to serve on our board of directors because of his experience in business, accounting and finance.

        Each executive officer serves at the discretion of our board of directors and holds office until his successor is duly elected and qualified or until his earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Codes of Business Conduct and Ethics

        Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our chief executive officer, and other executive and senior financial officers. Following this offering, a copy of the code will be posted on the Corporate Governance section of our website, which is located at                        . If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.

Board of Directors

        Our business and affairs are managed under the direction of our board of directors. The number of directors will be fixed by our board of directors, subject to the terms of our articles of association that will become effective immediately prior to the completion of this offering. Our board of directors

will consist of                        directors,                         of whom will qualify as "independent" under New York Stock Exchange listing standards.

        In accordance with our articles of association, immediately after the completion of this offering our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our shareholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

  •
  the Class I directors will be                        and                         , and their terms will expire at the annual meeting of shareholders to be held in                        ;

  •
  the Class II directors will be                        and                         , and their terms will expire at the annual meeting of shareholders to be held in                        ; and

  •
  the Class III directors will be                        and                         , and their terms will expire at the annual meeting of shareholders to be held in                        .

        Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

        This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Board Leadership Structure and Role of the Board in Risk Oversight

        Mr. Brown serves as our chief executive officer and as chairman of the board. The board of directors believes that having our chief executive officer as chairman of the board facilitates the board of directors' decision-making process because Mr. Brown has first-hand knowledge of our operations and the major issues facing us. This also enables Mr. Brown to act as the key link between the board of directors and other members of management. To assure effective independent oversight, the board of directors annually appoints a lead independent director.                     currently serves as our lead independent director. In this role,                     serves as chairman of the executive sessions of the independent directors and assists the board in assuring effective corporate governance. Executive sessions of the independent directors are held following each regularly scheduled in-person meeting of the board of directors.

        One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through its standing committees that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our audit committee is responsible for reviewing and discussing our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies with respect to risk assessment and risk management. Our audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our external audit function. Our nominating corporate governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee reviews and discusses the risks arising from our compensation philosophy and practices applicable to all employees that are reasonably likely to have a material adverse effect on us.

Director Independence

        Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment and affiliations, our board of directors has determined that Messrs. Bevan, Evans, Hanrahan, Lovell, Meduña, O'Neill and Reilly do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the New York Stock Exchange. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled "Certain Relationships and Related Party Transactions."

Committees of the Board of Directors

        Our board of directors has established or will establish effective upon the effectiveness of the registration statement of which this prospectus forms a part, an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

  Audit Committee

        Upon the effectiveness of the registration statement of which this prospectus forms a part, our audit committee will consist of Messrs. Evans, Lovell and Reilly, with Mr. Reilly serving as chairman. The composition of our audit committee meets the requirements for independence under current New York Stock Exchange listing standards and SEC rules and regulations. Each member of our audit committee meets the financial literacy requirements of the New York Stock Exchange listing standards. In addition, our board of directors has determined that Mr. Reilly is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended, or the Securities Act. Our audit committee will, among other things:

  •
  select a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

  •
  help to ensure the independence and performance of the independent registered public accounting firm;

  •
  discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, our interim and year-end operating results;

  •
  develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

  •
  review our policies on risk assessment and risk management;

  •
  review related party transactions;

  •
  obtain and review a report by the independent registered public accounting firm at least annually, that describes our internal control procedures, any material issues with such procedures and any steps taken to deal with such issues; and

  •
  approve (or, as permitted, pre-approve) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

        Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the New York Stock Exchange.

  Compensation Committee

        Upon the effectiveness of the registration statement of which this prospectus forms a part, our compensation committee will consist of Messrs. Bevan, Hanrahan and Lovell, with Mr. Hanrahan serving as chairman. The composition of our compensation committee meets the requirements for independence under New York Stock Exchange listing standards and SEC rules and regulations. Each member of the compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act and an outside director, as defined pursuant to Section 162(m) of the Code. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee, among other things:

  •
  reviews, approves and determines, or make recommendations to our board of directors regarding, the compensation of our executive officers;

  •
  administers our stock and equity incentive plans;

  •
  reviews, approves and makes recommendations to our board of directors regarding incentive compensation and equity plans; and

  •
  establishes and reviews general policies relating to compensation and benefits of our employees.

        Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the New York Stock Exchange.

  Nominating and Corporate Governance Committee

        Upon the effectiveness of the registration statement of which this prospectus forms a part, our nominating and corporate governance committee will consist of Messrs. Evans, Meduña and O'Neill, with Mr. O'Neill serving as chairman. The composition of our nominating and corporate governance committee meets the requirements for independence under New York Stock Exchange listing standards and SEC rules and regulations. Our nominating and corporate governance committee will, among other things:

  •
  identify, evaluate and select, or make recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

  •
  evaluate the performance of our board of directors and of individual directors;

  •
  consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

  •
  review developments in corporate governance practices;

  •
  evaluate the adequacy of our corporate governance practices and reporting; and

  •
  develop and make recommendations to our board of directors regarding corporate governance guidelines and matters.

        The nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering that satisfies the applicable listing requirements and rules of the New York Stock Exchange.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. None of the members of our compensation committee is an officer or employee of our company, and none of the members of our compensation committee has ever been an officer or employee of our company.

Non-Employee Director Compensation

        The following table presents the total compensation for each person who served as a non-employee member of our board of directors during 2014. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors in 2014. Mr. Brown, who is also our Chief Executive Officer, and Mr. Ibarguen, who is our President, receive no compensation for their services as a director and, consequently, neither of them is included in this table. The compensation received by each of Messrs. Brown and Ibarguen as our employees during 2014 is set forth in the section of this prospectus captioned "Executive Compensation—Summary Compensation Table."

Name	Fees Earned or Paid in Cash	Stock Awards(1)		Total
Michael J. Bevan	$—	$—		$—
Evan Lovell	$—	$—		$—
Hugh Evans	$—	$—		$—
Paul Hanrahan	$40,000	$18,600	(2)	$58,600
Brian O'Neill	$40,000	$12,400	(3)	$52,400
Cyril Meduña	$—	$—		$—
Richard Reilly	$10,000	$—		$10,000

(1)
The amounts reported in the Stock Awards column represent the grant date fair value of the stock granted to the non-employee directors during 2014, computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock reported in the Stock Awards column are set forth in Note 12 in the Notes to Consolidated Financial Statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these stock-based awards, and do not correspond to the actual economic value that may be received by the non-employee directors from the awards.

(2)
Mr. Hanrahan is chair of our compensation committee. On June 6, 2014, Mr. Hanrahan was granted an award of 60,000 MIP shares pursuant to the AquaVenture Holdings LLC Equity Incentive Plan, or the Equity Plan. As of December 31, 2014, Mr. Hanrahan held 37,500 unvested MIP shares and 22,811 incentive common shares.

(3)
On June 6, 2014, Mr. O'Neill was granted an award of 40,000 MIP shares pursuant to the Equity Plan. As of December 31, 2014, Mr. O'Neill held 25,000 unvested MIP shares and 22,500 unvested incentive common shares.

        Pursuant to his engagement letter, Mr. Hanrahan was granted an aggregate of 50,000 incentive common shares of our company before December 31, 2014 and an aggregate of 15,000 Class B shares of our company in February 2015. In addition, Mr. Hanrahan is eligible to receive 5,000 incentive common shares of our company on a semi-annual basis starting on January 1, 2016. Mr. Hanrahan was granted 60,000 MIP shares in June 2014.

        Pursuant to his engagement letter, Mr. O'Neill was granted an aggregate of 35,000 incentive common shares of our company before December 31, 2014 and an aggregate of 20,000 Class B shares of our company in February 2015. In addition, Mr. O'Neill is eligible to receive 5,000 incentive common shares of our company on a semi-annual basis starting on January 1, 2016. Mr. O'Neill was granted 40,000 MIP shares in June 2014.

        Pursuant to his engagement letter, Mr. Reilly was granted 35,000 Class B shares of our company in February 2015 and is eligible to receive an additional 5,000 Class B shares on a semi-annual basis starting on January 1, 2016.

        Our policy has been and will continue to be to reimburse our non-employee directors for their travel, lodging and other reasonable expenses incurred in attending meetings of our board of directors and committees of the board of directors.

        We intend to adopt a non-employee director compensation policy that will be effective upon the effectiveness of the registration statement of which this prospectus is a part, pursuant to which our non-employee directors would be eligible to receive equity awards and cash retainers as compensation for service on our board of directors and committees of our board of directors.

EXECUTIVE COMPENSATION

Overview

        The following discussion and analysis of the compensation arrangements of our named executive officers should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and practices that we adopt in the future may differ materially from currently planned programs as summarized in this discussion.

        Historically, our executive compensation program has reflected our growth and corporate goals. To date, the compensation of the executive officers identified in the summary compensation table below, whom we refer to as our named executive officers, has consisted of a combination of base salary, bonuses and long-term incentive compensation in the form of equity awards. Our executive officers are also eligible to receive health and welfare benefits.

        As we transition from a private company to a publicly-traded company, we will evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances require. At a minimum, we expect to review executive compensation annually with input from a compensation consultant if and when determined by the compensation committee. As part of this review process, we expect the board of directors and the compensation committee to apply our compensation philosophy when considering the compensation levels needed to ensure our executive compensation program remains competitive. We will also review whether we are meeting our retention objectives and the potential cost of replacing a key employee.

        The compensation provided to our named executive officers for 2014 is detailed in the 2014 Summary Compensation Table and accompanying footnotes and narrative that follows this section. This section explains our executive compensation philosophy and objectives, our compensation-setting process, and the elements of our compensation program.

        Our named executive officers in 2014 were:

  •
  Douglas R. Brown, Chief Executive Officer, or CEO;

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  Anthony Ibarguen, our President;

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  Lee S. Muller, our Chief Financial Officer, Treasurer and Secretary;

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  Robert Dixon, a former CEO; and

  •
  John Curtis, a former CEO.

 Summary Compensation Table

        The following table provides information regarding the total compensation for services rendered in all capacities that was earned by each individual who served as our principal executive officer at any time during fiscal year 2014, and our two other most highly compensated executive officers during fiscal year 2014. These individuals were our named executive officers for fiscal year 2014.

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	Non-Equity Incentive Plan Compensation(2)	All Other Compensation		Total
Douglas R. Brown	2014	$8,000	$250,000	$1,842,500	$—	$21,668		$2,122,168
Chief Executive Officer
Anthony Ibarguen(3)	2014	$167,632	—	$1,222,500	$144,376	$10,302	(4)	$1,544,810
President
Lee S. Muller	2014	$266,250	$70,000	$679,800	$—	$—		$1,016,050
Chief Financial Officer, Treasurer and Secretary
Robert Dixon(5)	2014	$67,016	$—	$—	$—	$353,150	(6)	$420,166
Former Chief Executive Officer
John Curtis	2014	$273,980	$65,000	$341,000	$—	$309		$680,289
Former Chief Executive Officer

(1)
The amounts reported represent the aggregate grant-date fair value of the equity-based compensation awarded to the named executive officers in fiscal year 2014, calculated in accordance with ASC Topic 718. Such grant-date fair value does not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in calculating the grant date fair value of the equity awards reported in this column are set forth in the notes to our audited financial statements included in this prospectus.

(2)
The amount paid to Mr. Ibarguen was paid in accordance with his employment agreement and was based upon 2014 revenue.

(3)
The amounts in this row represent the amounts paid to Mr. Ibarguen for the period from June 6, 2014, the date of the Quench acquisition, through December 31, 2014.

(4)
The amounts reported represent payments for certain health premiums, life insurance premiums and 401(k) matching contributions.

(5)
Mr. Dixon's employment terminated effective March 3, 2014.

(6)
The amounts reported include $351,750 paid in the form of 12 months' salary continuation from March 2014 through March 2015.

Employment Agreements, Severance and Change in Control Agreements

        We have entered into an employment agreement or an offer letter with each of Messrs. Brown, Ibarguen and Muller in connection with his employment with us. Except as noted below, these employment agreements and offer letters provide for "at will" employment.

  Douglas R. Brown

        We entered into an offer letter with Mr. Brown on January 5, 2007, as amended on October 1, 2012. The offer letter provides for his at-will employment and sets forth his initial base salary, initial equity award, and eligibility for our benefit plans. Pursuant to his offer letter, in the event Mr. Brown's employment is terminated by us other than for "cause", Mr. Brown will be entitled to receive salary continuation for the 12-month period following the termination of his employment, and any equity incentive awards he holds will vest as if he had completed an additional 12 months of service. In Mr. Brown's offer letter, "cause" is defined as (i) a willful and material breach of any obligations under the offer letter or other contract with us or our subsidiaries or affiliates, (ii) fraud or dishonesty, (iii) competition with us or our subsidiaries or affiliates in violation of any noncompetition or non-solicitation obligation to us or any of our subsidiaries or affiliates, (iv) unauthorized use of any of our trade secrets or confidential information or those of our subsidiaries or affiliates or any breach of any obligations to us or our subsidiaries or affiliates with respect to trade secrets or confidential information, or (v) Mr. Brown's failure to attend to duties assigned to him that are customary for his position and material to the success of our operations that remains unremedied for 30 days after written notice to Mr. Brown. In addition, Mr. Brown is entitled to a tax "gross-up payment" (as defined in his offer letter) in the event he receives any payments that would be subject to the excise tax imposed by Section 4999 of the Code.

        In addition, Mr. Brown has entered into a proprietary information and inventions assignment agreement that contains, among other things, non-competition and non-solicitation provisions that apply during the term of Mr. Brown's employment and for one year thereafter.

  Anthony Ibarguen

        Quench entered into an employment agreement with Mr. Ibarguen on October 10, 2010, as amended on March 26, 2012. The employment agreement provides for his at-will employment and sets forth his initial base salary, bonus opportunity, initial equity award, and eligibility for the company's benefit plans. Pursuant to his employment agreement, and subject to his execution of a release of claims and continued compliance with the ongoing obligations under his employment agreement, in the event Mr. Ibarguen's employment is terminated by Quench without "cause" or he resigns for "good reason" (as defined in his employment agreement), Mr. Ibarguen will be entitled to receive salary continuation for the 12-month period following the termination of his employment and payment of the premiums for continued health benefits for the 12-month period following the termination of his employment. In Mr. Ibarguen's employment agreement, "cause" is defined as (i) the conviction of a felony involving a crime of fraud, dishonesty, disloyalty, moral turpitude or professional misconduct with respect to us or our business, or the entry of a plea of nolo contendere for such a felony; (ii) the material breach, non-performance or non-observance of any of the terms of his employment agreement or any other agreement with us, or the material breach, non-performance or non-observance of his duties to us or any of our rules governing employee behavior, if such breach, non-performance or non-observance is not cured within a period of thirty days after written notice to Mr. Ibarguen; (iii) the existence of any legal or contractual limitation on Mr. Ibarguen's ability to engage in the business of our company that reasonably could be expected to have a materially adverse effect on Mr. Ibarguen's ability to attract or retain customers or perform services to us if such limitation is not cured within a period of thirty days after written notice to Mr. Ibarguen; (iv) any act or omission by Mr. Ibarguen which constitutes willful or gross misconduct injurious to us or our business, or which interferes with or adversely affects Mr. Ibarguen's performance of, or ability to perform, his duties under his employment agreement; or (v) Mr. Ibarguen's willful failure or refusal to follow or carry out the reasonable and lawful instructions of our board of directors concerning material duties or actions consistent with his position in a timely manner and otherwise in a manner reasonably acceptable to our board and such failure or refusal continues for a period of thirty days after receipt of written notice. In the event

Mr. Ibarguen's employment terminates due to his death or "permanent disability" (as defined in his employment agreement), he will be entitled to receive an amount equal to his base salary and any annual bonus that is earned, prorated through the last day of the month during which the termination occurs.

        In addition, Mr. Ibarguen's employment agreement contains, among other things, non-competition and non-solicitation provisions that apply during the term of Mr. Ibarguen's employment and for two years thereafter.

  Lee S. Muller

        Seven Seas Water Corporation entered into an offer letter with Mr. Muller on November 9, 2013, as amended on June 6, 2014. The offer letter provides for his at-will employment and sets forth his initial base salary, bonus opportunity, initial equity award, and eligibility for our benefit plans. Pursuant to his offer letter, in the event Mr. Muller's employment is terminated by us other than for "cause" prior to November 30, 2015, and subject to his execution of a release of claims, Mr. Muller will be entitled to receive salary continuation for the 12-month period following the termination of his employment and the incentive shares he holds will continue to vest during such 12-month period. In Mr. Muller's offer letter, "cause" is defined as (i) a willful and material breach of any obligations under the offer letter or other contract with us or our subsidiaries or affiliates, (ii) fraud or dishonesty, (iii) competition with us or our subsidiaries or affiliates in violation of any noncompetition or non-solicitation obligation to us or any of our subsidiaries or affiliates, (iv) unauthorized use of any of our trade secrets or confidential information or those of our subsidiaries or affiliates or any breach of any obligations to us or our subsidiaries or affiliates with respect to trade secrets or confidential information, or (v) Mr. Muller's failure to attend to duties assigned to him that are customary for his position and material to the success of our operations that remains unremedied for 30 days after written notice to Mr. Muller.

        In addition, Mr. Muller has entered into a proprietary information and inventions assignment agreement that contains, among other things, non-competition and non-solicitation provisions that apply during the term of Mr. Muller's employment and for one year thereafter.

 Outstanding Equity Awards at Fiscal 2014 Year-End

        The following table sets forth information regarding outstanding equity awards held by our named executive officers at the end of fiscal year 2014. The table assumes completion of the LLC Conversion prior to the completion of this offering.

Name	Vesting Commencement Date	Security	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested (dollars)(1)
Douglas R. Brown	June 6, 2014	MIP shares(2)	1,250,000	$
	November 14, 2014	Class B Shares(3)	1,500,000	$
Anthony Ibarguen	October 7, 2011	Restricted shares(4)	9,146	$
	April 16, 2014	Incentive shares(5)	2,025,515	$
	November 14, 2014	Class B Shares(3)	1,500,000	$
Lee S. Muller	December 3, 2013	Incentive common shares(6)	195,000	$
	June 6, 2014	MIP shares(2)	187,500	$
	November 14, 2014	Class B Shares(3)	720,000	$

(1)
The market value is based on an assumed initial public offering price of $        , the midpoint of the estimated price range set forth on the cover page of this prospectus.

(2)
These awards have been granted pursuant to the Equity Plan as MIP shares. The MIP shares are intended to qualify as profits interests. These awards vest over two years in eight equal quarterly installments, with the first quarterly installment vesting on June 30, 2014, conditioned upon continued service through each vesting date. In the event of a Sale Event (as defined in the Equity Plan), all unvested MIP shares will vest in full.

(3)
These awards of Class B Shares have been granted pursuant to the Equity Plan and are intended to qualify as profits interests. In the event of a Sale Event, all unvested Class B Shares will vest in full. These awards vest over a four-year period, with 25% of the shares to vest upon completion of one year of service measured from the vesting commencement date, and the balance will vest in 12 successive equal quarterly installments upon the completion of each additional quarter of service thereafter.

(4)
This is an award of restricted shares in Quench USA Holdings LLC granted pursuant to the Quench USA Holdings LLC 2014 Equity Incentive Plan, or the Quench Equity Plan. This award vests over a four-year period, with 25% of the shares to vest upon completion of one year of service measured from the vesting commencement date, and the balance will vest in 36 successive equal monthly installments upon the completion of each additional month of service thereafter. In the event of a Sale Event (as defined in the Quench Equity Plan), all unvested restricted shares will vest in full.

(5)
This is an award of Incentive Shares granted pursuant to the Quench Equity Plan. This award is intended to be a grant of profits interest, with 30% of the award vesting as of the Vesting Commencement Date and 10% of the award vesting on the first day of the next seven calendar quarters, commencing on July 1, 2014. In the event of a Sale Event, all unvested incentive common shares will vest in full.

(6)
This is an award of incentive common shares granted pursuant to the Equity Plan. This award vests over a four-year period, with 25% of the shares to vest upon completion of one year of service measured from December 3, 2013, and the balance will vest in 12 successive equal quarterly installments upon the completion of each additional quarter of service thereafter.

Compensation Risk Assessment

          We believe that although a portion of the compensation provided to our executive officers and other employees is performance-based, our executive compensation program does not encourage excessive or unnecessary risk taking. This is primarily due to the fact that our compensation programs are designed to encourage our executive officers and other employees to remain focused on both short-term and long-term strategic goals, in particular in connection with our pay-for-performance compensation philosophy. As a result, we do not believe that our compensation programs are reasonably likely to have a material adverse effect on us.

Quench USA, Inc. Amended and Restated 2011 Management Incentive Bonus Plan

          Before the acquisition of Quench by AquaVenture Holdings LLC, Quench USA, Inc. adopted the Quench USA, Inc. Amended and Restated 2011 Management Incentive Bonus Plan, or the Quench MIP. Pursuant to the Quench MIP, upon a "Sale Event" (as defined in the Quench MIP, which definition includes consummation of an initial public offering), a bonus pool will be created based upon the proceeds received in connection with the sale event, and each participant is entitled to receive a bonus equal to his or her share of the bonus pool. The bonus pool will equal the lesser of $6 million or 10% of all proceeds received by the former shareholders of Quench USA, Inc. by reason of their ownership upon the consummation of a sale event in excess of $21 million, after giving effect to payments under the Quench MIP. For purposes of a sale event that is an initial public offering, holders of Quench are deemed to receive an amount equal to the product of (x) the per share price to the public and (y) the number of shares of the type being issued in the offering that are outstanding immediately prior to the offering. Upon consummation of this offering, it is expected that Mr. Ibarguen will be eligible to receive a bonus of approximately $2,595,000 pursuant to the terms of the Quench MIP. The Quench MIP automatically terminates following payment of all amounts due under the Quench MIP.

AquaVenture Holdings LLC Equity Incentive Plan

          In January 2007, our members adopted the AquaVenture Holdings LLC Equity Incentive Plan, or the Equity Plan. The Equity Plan allows our board of managers, or a compensation committee appointed by the board, to make equity-based incentive awards to our officers, employees, directors and consultants.

          The Equity Plan allows for the grant of our equity in the form of Class B shares, incentive common shares and management incentive plan shares, and options to acquire, Class B shares, incentive common shares and ordinary common shares. We have reserved 6,000,000 Class B shares and 10,668,814 common shares for issuance pursuant to the Equity Plan (which may be either incentive shares or ordinary shares, as determined by our committee from time to time). In addition, the aggregate number of management incentive plan shares that may be issued and outstanding at any time under the Equity Plan is 7,900,000. These numbers are subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization, as provided in the Equity Plan and our LLC agreement.

          The shares we issue under the Equity Plan will be authorized but unissued shares or shares that we reacquire. The shares underlying any awards that are forfeited for any reason without having been vested or repurchased by us, will be added back to the shares available for issuance under the Equity Plan.

          The Equity Plan is administered by our compensation committee. Our compensation committee has full power to, among other actions, select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the Equity Plan. Persons eligible to participate in the Equity Plan will be those full or part-time officers, employees, directors and consultants as selected from time to time by our compensation committee in its discretion.

          The Equity Plan permits the granting of incentive common shares, management incentive plan shares and options to acquire incentive common shares and ordinary common shares on terms and conditions determined by the committee consistent with the terms of the Equity Plan and our LLC agreement. The Equity Plan provides that in connection with a merger or certain other transactions, the company may continue, or an acquirer or successor entity may assume or substitute for, the outstanding awards under the Equity Plan. In addition to, or in lieu of, such treatment, the board may allow individuals holding options to exercise such options prior to the event, or may make or provide for a cash payment to option holders equal to the difference between the fair market value of the shares subject to the option and the exercise price of the options, or may terminate any options having an exercise price equal to or greater than the fair market value of the shares subject to the option without payment.

          Subject to the provisions of our LLC agreement, our board may amend or terminate the Equity Plan and the compensation committee may amend, modify or terminate outstanding awards, but no such action may materially and adversely affect rights under an outstanding award without the holder's consent. Awards will no longer be granted pursuant to the Equity Plan after completion of this offering. Following consummation of our initial public offering, we expect to make future awards under the 2015 Plan.

Quench USA Holdings LLC 2014 Equity Incentive Plan

          Prior to its acquisition by AquaVenture Holdings LLC, Quench USA Holdings LLC adopted the Quench Equity Plan. The Quench Equity Plan allows the Quench USA Holdings LLC board of managers, or a compensation committee appointed by the board, to make equity-based incentive awards to its officers, employees, directors and consultants.

          The Quench Equity Plan allows for the grant of Quench USA Holdings LLC equity in the form of incentive shares or options to acquire ordinary shares of Quench USA Holdings LLC. Quench USA Holdings LLC has initially reserved 13,000,000 common shares for issuance pursuant to the Quench Equity Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in Quench USA Holdings LLC's capitalization, as provided in the Quench Equity Plan and Quench's LLC agreement.

          The shares Quench USA Holdings LLC issues under the Quench Equity Plan will be authorized but unissued shares or shares that Quench USA Holdings LLC reacquires. The shares underlying any awards that are forfeited for any reason without having been vested or repurchased by Quench USA Holdings LLC, will be added back to the shares available for issuance under the Quench Equity Plan.

          The Quench Equity Plan is administered by Quench USA Holdings LLC's compensation committee. Quench USA Holdings LLC's compensation committee has full power to, among other actions, select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the Quench Equity Plan. Persons eligible to participate in the Quench Equity will be those full or part-time officers, employees, directors and consultants as selected from time to time by Quench USA Holdings LLC's compensation committee in its discretion.

          The Quench Equity Plan permits the granting of incentive shares and options to acquire ordinary shares of Quench USA Holdings LLC on terms and conditions determined by the committee consistent with the terms of the Quench Equity Plan and the Quench USA Holdings LLC agreement. The Quench Equity Plan provides that in connection with a merger or certain other transactions, Quench USA Holdings LLC may continue, or an acquirer or successor entity may assume or substitute for, the outstanding awards under the Quench Equity Plan. In addition to, or in lieu of, such treatment, the Quench USA Holdings LLC board may allow individuals holding options to exercise such options prior to the event, or may make or provide for a cash payment to option holders equal to the difference between the fair market value of the shares subject to the option and the exercise price of the options, or may terminate any options having an exercise price equal to or greater than the fair market value of the shares subject to the option without payment.

          Subject to the provisions of Quench USA Holdings LLC agreement, the Quench USA Holdings LLC board may amend or terminate the Quench Equity Plan and the compensation committee may amend, modify or terminate outstanding awards, but no such action may materially and adversely affect rights under an outstanding award without the holder's consent. Awards will no longer be granted pursuant to the Quench Equity Plan after completion of this offering. Following consummation of our initial public offering, we expect to make future awards under our 2015 Stock Option and Incentive Plan.

2015 Stock Option and Incentive Plan

          Our 2015 Stock Option and Incentive Plan, or the 2015 Plan, was adopted by our board of directors in            2015 and approved by our shareholders in                    2015 and will become effective immediately prior to the time that the registration statement of which this prospectus is part is declared effective by the SEC. The 2015 Plan will replace the Equity Plan and the Quench Equity Plan, which we refer to collectively in this prospectus as the Prior Plans, as our board of directors has determined not to make additional awards under the Prior Plans following the consummation of our initial public offering. The 2015 Plan allows the compensation committee to make equity-based incentive awards to our officers, employees, directors and other key persons (including consultants).

          We have initially reserved            shares of our common stock for the issuance of awards under the 2015. The 2015 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2016, by            % of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization

          The shares we issue under the 2015 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated (other than by exercise) under the 2015 Plan will be added back to the shares of common stock available for issuance under the 2015 Plan.

          Stock options and stock appreciation rights with respect to no more than            shares of common stock may be granted to any one individual in any one calendar year. The maximum number of shares that may be issued as incentive stock options in any one calendar year period may not exceed            shares.

          The 2015 Plan will be administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2015 Plan. Persons eligible to participate in the 2015 Plan will be those full or part-time officers, employees, non-employee directors and other key persons (including consultants) as selected from time to time by our compensation committee in its discretion.

          The 2015 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

          Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.

          Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of common stock that are free from any restrictions under the 2015 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

          Our compensation committee may grant performance share awards to participants that entitle the recipient to receive awards of common stock upon the achievement of certain performance goals and such other conditions as our compensation committee shall determine. Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock.

          Our compensation committee may grant cash bonuses under the 2015 Plan to participants, subject to the achievement of certain performance goals.

          Our compensation committee may grant awards of restricted stock, restricted stock units, performance share awards or cash-based awards under the 2015 Plan that are intended to qualify as "performance-based compensation" under Section 162(m) of the Code. Such awards will only vest or become payable upon the attainment of performance goals that are established by our compensation committee and related to one or more performance criteria. The performance criteria that could be used with respect to any such awards include strategic, financial or operational objectives, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. From and after the time that we become subject to Section 162(m) of the Code, the maximum award that is intended to qualify as "performance-based compensation" under Section 162(m) of the Code that may be made to certain of our officers during any one calendar year period is                        shares of common stock with respect to a share-based award and $            with respect to a cash-based award.

          The 2015 Plan provides that upon the effectiveness of a "sale event," as defined in the 2015 Plan, an acquirer or successor entity may assume, continue or substitute for the outstanding awards under the 2015 Plan. To the extent that awards granted under the 2015 Plan are not assumed or continued or substituted by the successor entity, upon the effective time of the sale event, all unvested awards granted under the 2015 Plan shall terminate. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) prior to the sale event. In addition, in connection with the termination of the 2015 Plan upon a sale event, we may make or provide for a cash payment to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share cash consideration payable to shareholders in the sale event and the exercise price of the options or stock appreciation rights.

          Our board of directors may amend or discontinue the 2015 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder's consent. Certain amendments to the 2015 Plan require the approval of our shareholders.

          No awards may be granted under the 2015 Plan after the date that is ten years from the date of shareholder approval of the 2015 Plan. No awards under the 2015 Plan have been made prior to the date hereof.

401(k) Plans

          We maintain two tax-qualified retirement plans that provide eligible employees with an opportunity to save for retirement on a tax-advantaged basis: the Seven Seas Water Corporation 401(k) Plan (the "SSW 401(k) Plan") and the Quench USA, Inc. 401(k) Profit Sharing Plan and Trust (the "Quench 401(k) Plan"). All participants' interests in their contributions are 100% vested when contributed. Participants in the Seven Seas Water Corporation 401(k) Plan receive a 3% percent safe harbor contribution from us, regardless of whether they make elective deferrals. Participants in the Quench 401(k) Plan receive a matching contribution from us equal to 50% of a participant's contributions up to 6% of a participant's compensation. Pre-tax contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. Participants in the SSW 401(k) Plan are also eligible to make contributions on a post-tax basis. Both retirement plans are intended to qualify under Sections 401(a) and 501(a) of the Code.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements and indemnification arrangements, discussed, when required, in the sections titled "Management" and "Executive Compensation," the following is a description of each transaction since January 1, 2012 and each currently proposed transaction in which:

  •
  we have been or are to be a participant;

  •
  the amount involved exceeded or exceeds $120,000; and

  •
  any of our directors, executive officers, or holders of more than 5% of our common shares, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

LLC Conversion

        AquaVenture Holdings LLC, the registrant whose name appears on the cover of this prospectus, is a Delaware limited liability company. Before the completion of this offering, AquaVenture Holdings LLC will contribute to AquaVenture Holdings N.V. the stock of Quench USA, Inc. and Seven Seas Water Corporation and all cash and other remaining assets and liabilities (other than the shares of AquaVenture Holdings N.V. it holds) in exchange for additional shares of AquaVenture Holdings N.V. The shares of AquaVenture Holdings N.V. will then be distributed to the members of AquaVenture Holdings LLC pursuant to the terms of its limited liability company agreement. Quench USA Holdings LLC, a member of AquaVenture Holdings LLC, will then contribute to AquaVenture Holdings N.V. all of its assets and liabilities (other than the shares of AquaVenture Holdings N.V. it holds) in exchange for additional shares of AquaVenture Holdings N.V. The shares of AquaVenture Holdings N.V. will then be distributed to members of Quench USA Holdings LLC pursuant to the terms of its limited liability company agreement.

Equity Financings

  Class B Financing and Acquisition of Quench Assets

        From June through September 2014, in connection with our acquisition of the assets of Quench USA Holdings LLC, which we refer to as Quench, we issued an aggregate of 10,638,257 of our Class B shares, for aggregate consideration of $52.6 million. Additionally, we issued to Quench, currently a holder of more than 5% of our voting securities, 29,036,947 of our Class Q shares and 2,829,598 Class B shares in exchange for all its assets in a transaction valued at $157.7 million in the aggregate. The fair value of the Class Q and B shares at the time of the Quench transaction was $143.7 million and $14.0 million, respectively.

        The following table summarizes the participation in the Class B financing and our acquisition of Quench assets by any of our directors, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of the foregoing persons.

Name of Holder	Securities Acquired	Aggregate Value of Securities Acquired
Quench USA Holdings LLC(1)	29,036,947 Class Q shares of AquaVenture Holdings LLC and 2,829,598 Class B shares of AquaVenture Holdings LLC	$14,000,000
Entities affiliated with Element Partners(2)	3,404,961 Class B shares of AquaVenture Holdings LLC and 9,370,000 Class B shares of Quench USA Holdings LLC	$26,216,726
Virgin Green Fund I, L.P.(3)	1,000,000 Class B Shares of Quench USA Holdings LLC	$1,000,000
Douglas R. Brown(4)	153,607 Class B shares of AquaVenture Holdings LLC and 500,000 shares of Class B shares of Quench USA Holdings LLC	$1,260,000
Anthony Ibarguen	50,000 Class B shares of Quench USA Holdings LLC	$50,000
Hugh Evans	202,114 Class B shares of AquaVenture Holdings LLC	$999,999

(1)
Holder of more than 5% of our voting securities of AquaVenture Holdings LLC securities.

(2)
Consists of 9,229,450 Class B shares of Quench USA Holdings LLC held by Element Partners II, L.P., 140,550 Class B shares of Quench USA Holdings LLC held by Element II Intrafund, L.P., 1,399,456 Class B shares of AquaVenture Holdings LLC held by DFJ Element, L.P., 37,902 Class B shares of AquaVenture Holdings LLC held by Element Intrafund L.P., 1,938,089 Class B shares of AquaVenture Holdings LLC held by Element Partners II L.P. and 29,514 Class B shares of AquaVenture Holdings LLC. The general partner of Element Partners II, L.P. and Element Partners II Intrafund, L.P. is Element Partners II G.P. The general partner of Element Partners II G.P., L.P. is Element II G.P., LLC. The general partner of DFJ Element, L.P. and DFJ Element Intrafund, L.P. is DFJ Element Partners, LLC. The general partner of DFJ Element Partners, LLC is Element Venture Partners, LLC. Mr. Bevan, a member of our board of directors, is a managing member of Element II G.P., LLC and Element Venture Partners, LLC.

(3)
Consists of 1,000,000 common shares of Quench USA Holdings LLC held by Virgin Green Fund I, L.P. The general partner of Virgin Green Fund I, L.P. is VGF Partners I, L.P. The general partner of VGF Partners I, L.P. is VGF I Limited. Evan Lovell, a member of our board of directors, is an investment partner at the VGF I Limited.

(4)
Consists of 153,607 Class B shares of AquaVenture Holdings LLC held by DRB Pure Water Solutions IV and 500,000 Class B shares of Quench USA Holdings LLC. Douglas R. Brown, the CEO of AquaVenture Holdings LLC, acts as Manager of DRB Pure Water Solutions IV.

  December 2013 Financing of Quench

        In December 2013, Quench USA Holdings LLC issued an aggregate of 21,050,000 of its ordinary common shares for aggregate consideration of $21,050,000, and contributed the $21,050,000 of proceeds to Quench.

        The following table summarizes the participation in the Class B financing and our acquisition of Quench assets by any of our directors, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of the foregoing persons.

Name of Holder	Securities Acquired	Aggregate Value of Securities Acquired
Element Entities(1)	8,500,000 ordinary common shares of Quench USA Holdings LLC	$8,500,000
Virgin Green Fund I, L.P.(2)	500,000 ordinary common shares of Quench USA Holdings LLC	$500,000
Douglas R. Brown(3)	550,000 ordinary common shares of Quench USA Holdings LLC	$550,000

(1)
Consists of 8,372,500 ordinary common shares of Quench USA Holdings LLC held by Element Partners II L.P, and 127,500 Ordinary Shares of Quench USA Holdings LLC held by Element Partners II Intrafund, L.P. The general partner of Element Partners II, L.P. and Element Partners II Intrafund, L.P. is Element Partners II G.P., L.P. The general partner of Element Partners II G.P., L.P. is Element II G.P., LLC. Michael J. Bevan, a member of our board of directors, is a managing member of Element II G.P., LLC.

(2)
The general partner of Virgin Green Fund I, L.P. is VGF Partners I, L.P. The general partner of VGF Partners I, L.P. is VGF I Limited. Evan Lovell, a member of our board of directors, is an investment partner at VGF I Limited.

(3)
550,000 Ordinary Shares of AquaVenture Holdings LLC beneficially held by DRB Pure Water Solutions III. Douglas R. Brown, the CEO of AquaVenture Holdings LLC, acts as Manager of DRB Pure Water Solutions III.

  Class B Financing

        In April 2015, we issued an aggregate of 6,063,424 of our Class B shares, for aggregate consideration of $30,000,003, and in May 2015, we issued an aggregate of 278,415 of our Class B shares for aggregate consideration of $1,377,514. In August 2015, we issued an aggregate of 49,220 shares of our Class B shares for aggregate consideration of $243,526 to certain existing shareholders in fulfillment of certain contractual preemptive rights.

        The following table summarizes the participation in the Class B financing by any of our directors, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of the foregoing persons.

Name of Holder	Securities Acquired	Aggregate Value of Securities Acquired
Element Entities(1)	2,526,426 Class B shares of AquaVenture Holdings LLC	$12,500,000

(1)
Consists of 1,791,741 Class B shares of AquaVenture Holdings LLC held by Element Partners II L.P., 27,285 Class B shares of AquaVenture Holdings LLC held by Element II Intrafund, and 1,399,456 Class B shares of AquaVenture Holdings LLC held by Element II-A, L.P. The general partner of Element Partners II, L.P. and Element Partners II Intrafund, L.P. is Element Partners II G.P., L.P. The general partner of Element Partners II G.P., L.P. is Element II G.P., LLC. The general partner of Element Partners II-A, L.P. is Element Partners II-A G.P., L.P. The general partner of Element Partners II-A G.P., L.P. is Element II-A G.P., LLC. Michael J. Bevan, a member of our board of directors, is a managing member of Element II G.P., LLC and Element II-A G.P., LLC.

Registration Rights

        We and certain of our directors, executive officers and certain holders of our common shares are party to agreements providing for rights to register under the Securities Act the resale of certain shares. See the section titled "Description of Capital Stock—Registration Rights" for more information regarding these registration rights.

 Right of First Refusal and Co-Sale

        We and certain of our directors, executive officers and certain holders of our common shares are parties to the Fourth Amended and Restated Limited Liability Agreement of AquaVenture Holdings LLC, or the LLC Agreement, under which right of first refusal and co-sale provisions imposes restrictions on the transfer of our capital stock. Upon the closing of this offering, the right of first refusal and co-sale provisions and the restrictions on the transfer of our capital stock set forth in this agreement will not apply.

Voting

        We and certain of our directors, executive officers and holders of more than 5% of our common shares are parties to the LLC Agreement under which the shareholders have agreed to vote their shares on certain matters, including with respect to the election of directors. Upon the closing of this offering, the voting provisions will not apply and none of our shareholders will have any special rights regarding the election or designation of members of our board of directors or the voting of capital stock of the company.

Other Transactions

        We have granted stock options to our executive officers and certain of our directors. See the sections titled "Executive Compensation—Outstanding Equity Awards of Fiscal 2014 Year-End" and "Management—Non-Employee Director Compensation" for a description of these options.

        We have entered into change in control arrangements with certain of our executive officers that, among other things, provide for certain severance and change in control benefits. See the section titled "Executive Compensation—Employment Agreements, Severance and Change in Control Agreements" for more information regarding these agreements.

        On June 6, 2014, AquaVenture Holdings LLC in connection with a contribution agreement with Quench USA Holdings LLC issued Class Q shares and Class B shares, which were valued at the time at $157,666,101 in the aggregate, to Quench USA Holdings LLC, in exchange for all of its assets. Immediately prior to the issuance, certain shareholders of Quench USA Holdings LLC, purchased Class B shares through Quench USA Holdings LLC which provided equivalent economic interests as AquaVenture Class B shares.

        The following table summarizes the participation in the AquaVenture Class B share issuance and Class B share purchase through Quench by any of our directors, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of the foregoing persons.

	AquaVenture	Quench
			Aggregate Value of Securities Acquired
	Class B Shares	Class B Shares
5% Shareholders:
Entities affiliated with Element Partners(1)	3,404,961	9,370,000	$26,216,725
Virgin Green Fund I, L.P.(2)	—	1,000,000	$1,000,000
Quench USA Holdings LLC(3)	2,829,598	—	$14,000,002
Executive Officers and Directors:
Douglas R. Brown(4)	153,607	500,000	$1,260,000
Anthony Ibarguen	—	50,000	$50,000
Hugh Evans	202,114	—	$999,999

(1)
Consists of 9,229,450 Class B shares of Quench USA Holdings LLC held by Element Partners II L.P., 140,550 Class B shares of Quench USA Holdings LLC held by Element II Intrafund, 1,399,456 Class B shares of AquaVenture Holdings LLC held by DFJ element, L.P., 37,902 Class B shares of AquaVenture Holdings LLC held by Element Intrafund L.P., 1,938,089 Class B shares of AquaVenture Holdings LLC held by Element Partners II L.P., 29,514 Class B shares of AquaVenture Holdings LLC. The general partner of Element Partners II, L.P. and Element Partners II Intrafund, L.P. is Element Partners II G.P., L.P. The general partner of Element Partners II G.P., L.P. is Element II G.P., LLC. The general partner of DFJ Element Intrafund, L.P. and DFJ Element, L.P. is DFJ Element Partners, LLC. The managing member of DFJ Element Partners, LLC is Element Venture Partners, LLC. Michael J. Bevan, a member of our board of directors, is a managing member of Element II G.P., L.P. and Element Venture Partners, LLC.

(2)
The general partner of Virgin Green Fund I, L.P. is VGF Partners I, L.P. The general partner of VGF Partners I, L.P. is VGF I Limited. Evan Lovell, a member of our board of directors, is an investment partner at VGF I Limited.

(3)
Holder of more than 5% of our voting securities of AquaVenture Holdings LLC securities.

(4)
Consists of 153,607 Class B shares of AquaVenture Holdings LLC held by DRB Pure Water Solutions IV and 500,000 Class B shares of Quench USA Holdings LLC. Douglas R. Brown, the CEO of AquaVenture Holdings LLC, acts as Manager of DRB Pure Water Solutions IV.

Limitation of Liability and Indemnification of Officers and Directors

        Prior to the completion of this offering, AquaVenture Holdings N.V. expects to adopt amended and restated articles of association, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Curaçao law. Consequently, our directors will not be personally liable to us or our shareholders for monetary damages for any breach of fiduciary duties as directors.

        Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Curaçao Civil Code is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Curaçao Civil Code.

        Prior to the completion of this offering, we expect to adopt amended articles of association which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. AquaVenture Holdings N.V.'s articles of association are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our articles of association will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

        Further, prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Curaçao Civil Code. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

        The limitation of liability and indemnification provisions that are expected to be included in our articles of association and in indemnification agreements that we enter into with our directors and executive officers may discourage shareholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other shareholders. Further, a shareholder's investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

        We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

        Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

        The underwriting agreement provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act, or otherwise.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

        We believe the terms of the transactions described above were comparable to terms we could have obtained in arm's-length dealings with unrelated third parties. Following the completion of this offering, the audit committee will have the primary responsibility for reviewing and approving or disapproving "related party transactions," which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. We intend to adopt a written policy, effective upon the effectiveness of the registration statement of which this prospectus forms a part, which provides that related persons are not permitted to enter into a related party transaction with us without the prior consent of our audit committee, or other disinterested members of our board of directors in the case it is inappropriate for our audit committee to review such transaction due to a conflict of interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common shares, in each case since the beginning of the most recently completed year, and their immediate family members. Our audit committee charter will provide that the audit committee shall review and approve or disapprove any related party transactions. As of the date of this prospectus, we have not adopted any formal standards, policies or procedures governing the review and approval of related party transactions, but we expect that our audit committee will do so in the future.

PRINCIPAL SHAREHOLDERS

        The following table sets forth certain information with respect to the beneficial ownership of our common shares as of June 30, 2015, and as adjusted to reflect the sale of common shares offered by us in this offering assuming no exercise of the underwriters' option to purchase additional shares, for:

  •
  each of our named executive officers;

  •
  each of our directors;

  •
  all of our directors and executive officers as a group; and

  •
  each beneficial owner of more than five percent of any class of our voting securities.

        We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We have deemed our common shares subject to options that are currently exercisable or exercisable within 60 days of June 30, 2015 to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

        We have based percentage ownership of our common shares before this offering on                        common shares outstanding as of June 30, 2015. Percentage ownership of our common shares after this offering assumes our sale of                        common shares in this offering.

Name of Beneficial Owner(1)	Number of common shares owned	Percentage before the offering	Percentage after the offering
Principal Shareholder:
Entities affiliated with Element Partners(2)
Virgin Green Fund I, L.P.(3)
Named Executive Officers:
Douglas R. Brown(4)
Anthony Ibarguen
Lee S. Muller
Robert Dixon
John Curtis
Directors:
Michael J. Bevan(2)
Evan Lovell(3)
Hugh Evans
Paul Hanrahan
Brian O'Neill
Cyril Meduña(5)
Richard Reilly
All directors and executive officers as a group (10 persons)

(1)
A "beneficial owner" of a security is determined in accordance with Rule 13d-3 under the Exchange Act and generally means any person who, directly or indirectly, through any contract,

  arrangement, understanding, relationship, or otherwise, has or shares: voting power which includes the power to vote, or to direct the voting of, such security; and/or investment power which includes the power to dispose, or to direct the disposition of, such security.

(2)
Consists of                        common shares held by Element Partners II L.P.,                         common shares held by Element Partners II Intrafund, L.P.,                        common shares held by Element Partners II-A, L.P.,                         common shares held by DFJ Element, L.P. and                        common shares held by DFJ Element Intrafund L.P. (such entities together, the "Element Entities"). The general partner of Element Partners II, L.P., Element Partners II Intrafund, L.P. and Element Partners II-A, L.P. is Element Partners II G.P., L.P. The general partner of Element Partners II G.P., L.P. is Element II G.P., LLC. The general partner of DFJ Element, L.P. and DFJ Element Intrafund, L.P. and is DFJ Element Partners, LLC. The general partner of DFJ Element Partners, LLC is Element Venture Partners, LLC. Mr. Bevan, a member of our board of directors, is a managing member of Element II G.P., LLC and Element Venture Partners, LLC. Collectively, Element II G.P., L.P. and Element Venture Partners, LLC have decision-making power over the disposition and voting of shares of portfolio investments of each of the Element Entities. Since Element II G.P., L.P. and Element Venture Partners, LLC have decision-making power over the Element Entities, Mr. Bevan may be deemed to beneficially own the shares that the Element Entities hold of record or may deemed to beneficially own. Mr. Bevan, Element II G.P., L.P. and Element Venture Partners, LLC disclaim beneficial ownership over the shares held by the Element Entities.

(3)
Consists of                        common shares held by Virgin Green Fund I, L.P. The general partner of Virgin Green Fund I, L.P. is VGF Partners I, L.P. The general partner of VGF Partners I, L.P. is VGF I Limited. Evan Lovell, a member of our board of directors, is an investment partner at VGF I Limited. VGF I Limited has decision-making power over the disposition and voting of shares held by Virgin Green Fund I, L.P. and, as such, Mr. Lovell may be deemed to beneficially own the shares held by Virgin Green Fund I, L.P. Mr. Lovell and VGF I Limited disclaim beneficial ownership over the shares held by Virgin Green Fund I, L.P.

(4)
Consists of                        common shares held by DRB Pure Water Solutions LLC,                         common shares held by DRB Pure Water Solutions II LLC,                        common shares held by DRB Pure Water Solutions IV LLC and                        common shares. Douglas R. Brown, the CEO of AquaVenture Holdings LLC, acts as Manager of the DRB entities. Mr. Brown, DRB Pure Water Solutions LLC, DRB Pure Water Solutions II LLC and DRB Pure Water Solutions IV LLC disclaim beneficial ownership over the shares held by the DRB Entities.

(5)
Consists of                        common shares held by Guayacan Private Equity Fund Limited Partnership II common shares held by Guayacan Private Equity Fund Limited Partnership II-A LLC,                        common shares held by Venture Capital Fund, Inc. and                        common shares held by Mr. Meduña. The general partner of Guayacan Private Equity Fund Limited Partnership II and Guayacan Private Equity Fund Limited Partnership II-A LLC (the "Guayacan Funds") is Advent-Morro Equity Partners GP II, LLC. Mr. Meduña acts as Managing Member of Advent-Morro Equity Partners GP II, LLC and is President and a Director of Venture Capital Fund, Inc. Advent-Morro Equity Partners GP II, LLC has decision-making power over the disposition and voting of shares of portfolio investments of the Guayacan Funds. Mr. Meduña has decision-making power over the disposition and voting of shares of portfolio investments Venture Capital Fund, Inc. Since Advent-Morro Equity Partners GP II, LLC and Mr. Meduña personally have decision-making power over the Guayacan Funds and Venture Capital Fund, Inc. (together, the "Advent-Morro Entities"), Mr. Meduña may be deemed to beneficially own the shares that the Advent-Morro Entities hold of record or may deemed to beneficially own. Mr. Meduña and Advent-Morro Equity Partners GP II, LLC disclaim beneficial ownership over the shares held by the Advent-Morro Entities.

DESCRIPTION OF CAPITAL STOCK

        The following descriptions are summaries of the material terms of AquaVenture Holdings N.V.'s articles of association and memorandum of association. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the articles of association and memorandum of association. Please note that this summary is not intended to be exhaustive. For further information please refer to the full version of AquaVenture Holdings N.V.'s articles of association and memorandum of association which is included as an exhibit to the registration statement of which this prospectus is part.

 General

        Our company was established under the laws of Curaçao on January 29, 2014. AquaVenture Holdings N.V.'s register of members is kept at AquaVenture Holdings N.V.'s registered office, which is                    . Our secretary is                    . Under AquaVenture Holdings N.V.'s articles of association and memorandum of association to be effective upon the closing of this offering, our authorized share capital will consist of common shares and preferred shares. Upon completion of this offering, there will be outstanding                    common shares.

Differences in Corporate Law

        Set forth below is a comparison of certain shareholder rights and corporate governance matters under Delaware law and Curaçao law:

Corporate Law Issue	Delaware Law	Curaçao Law
Special Meetings of Shareholders	Shareholders generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or by-laws. However, if a corporation fails to hold its annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.	Shareholders holding 10% or more of the company's voting rights and entitled to vote at the relevant meeting may legally require if the board of directors does not comply with such request, the persons constituting at least 10% of the voting rights of the company may call for the meeting themselves.

Corporate Law Issue	Delaware Law	Curaçao Law
Interested Director Transactions	Interested director transactions are permissible and may not be legally voided if:

•

either a majority of disinterested directors, or a majority in interest of holders of shares of the corporation's capital stock entitled to vote upon the matter, approves the transaction upon disclosure of all material facts; or

•

the transaction is determined to have been fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the shareholders.

Article 2:11 (1) of the Curaçao Civil Code ("CCC") states that the supervisory board of directors is authorized to represent the company in legal acts with or against a director. If there is no supervisory board of directors, the general meeting of shareholders is authorized or a for that transaction appointed representative or body by the general meeting of shareholders. Article 2:11 (2) of the CCC determines that the articles of association may determine otherwise from Article 2:11 (1) of the CCC. This can also be done in a resolution as by the general meeting of shareholders if such is determined in the articles of association.

Cumulative Voting
The certificate of incorporation of a Delaware corporation may provide that shareholders of any class or classes or of any series may vote cumulatively either at all elections or at elections under specified circumstances.
The articles of association of a Curaçao corporation may provide that shareholders of any class or classes or of any series may vote cumulatively either at all elections or at elections under specified circumstances.
Approval of Corporate Matters by Written Consent
Unless otherwise specified in a corporation's certificate of incorporation, shareholders may take action permitted to be taken at an annual or special meeting, without a meeting, notice or a vote, if consents, in writing, setting forth the action, are signed by shareholders with not less than the minimum number of votes that would be necessary to authorize the action at a meeting. All consents must be dated and are only effective if the requisite signatures are collected within 60 days of the earliest dated consent delivered.
A resolution of the general meeting of shareholder may also become effective by the casting of votes in writing outside a meeting, provided no bearer shares are issued and all persons entitled to be present at a general meeting of shareholders have agreed to this manner of voting.

Corporate Law Issue	Delaware Law	Curaçao Law
Business Combinations	With certain exceptions, a merger, consolidation or sale of all or substantially all of the assets of a Delaware corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon.	A sale or disposal of all or substantially all the assets of a Curaçao company must be approved by the shareholders in a general meeting. A merger involving a Curaçao company must be documented in a notarial deed agreement. The proposal for the merger is done by the board of managing directors and the resolution for the merger is taken by the general meeting of shareholders.
Limitations on Director's Liability and Indemnification of Directors and Officers
A Delaware corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for many types of breach of fiduciary duty. However, these provisions may not limit liability for any breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, stock purchases or redemptions, or any transaction from which a director derived an improper personal benefit. Moreover, these provisions would not be likely to bar claims arising under U.S. federal securities laws.
The Curaçao Civil Code does not contain any provision permitting Curaçao companies to limit the liabilities of directors for breach of their duty.
A Curaçao company itself may indemnify directors and officers for any civil law liability.

Corporate Law Issue	Delaware Law	Curaçao Law
A Delaware corporation may indemnify a director or officer of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of his or her position if (i) the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful.
Appraisal Rights
	A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights under which the shareholder may receive cash in the amount of the fair value of the shares held by that shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction.	No appraisal rights.
Shareholder Suits
Class actions and derivative actions generally are available to the shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.
Derivative actions are not permitted under the CCC. Class actions are generally available to shareholders of a Curaçao corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.

Corporate Law Issue	Delaware Law	Curaçao Law
Inspection of Books and Records	All shareholders of a Delaware corporation have the right, upon written demand, to inspect or obtain copies of the corporation's shares ledger and its other books and records for any purpose reasonably related to such person's interest as a shareholder.	The board of managing directors has the duty to have and maintain the books and records (administration) of the company in such a manner that at all times the rights and obligations can be known. Every director has the right to inspect the books and records (Article 2:15 of the CCC).
Amendments to Charter
	Amendments to the certificate of incorporation of a Delaware corporation require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon or such greater vote as is provided for in the certificate of incorporation. A provision in the certificate of incorporation requiring the vote of a greater number or proportion of the directors or of the holders of any class of shares than is required by Delaware corporate law may not be amended, altered or repealed except by such greater vote.	The articles of association of a Curaçao company may only be amended by execution of a notarial deed following a resolution of the general meeting of shareholders thereto.

Issued Share Capital

        AquaVenture Holdings N.V.'s issued share capital as of                        is                     common shares. Each issued common share is fully paid. We currently have no deferred shares in our issued share capital.

Common Shares

        The holders of common shares are entitled to receive dividends in proportion to the number of common shares held by them and according to the amount paid up on such common shares during any portion or portions of the period in respect of which the dividend is paid. Holders of common shares are entitled, in proportion to the number of common shares held by them and to the amounts paid up thereon, to share in any surplus in the event of AquaVenture Holdings N.V.'s winding up. The holders of common shares are entitled to receive notice of, attend either in person or by proxy or, being a corporation, by a duly authorized representative, and vote at general meetings of shareholders.

Preferred Shares

        Pursuant to Curaçao law and our memorandum and articles of association, our board of directors by resolution may establish one or more classes of preferred shares having such number of shares, designations, dividend rates, relative voting rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. Such rights, preferences, powers and limitations as may be established would be preferential to the rights attaching to our ordinary shares and could also have the effect of discouraging an attempt to obtain control of us.

Options

        As of                    , 2015, there were options to purchase                common shares outstanding.

Anti-Takeover Effects of Certain Provisions of Our Articles of Association

General

        Our articles of association will contain provisions that could have the effect of delaying, deterring or preventing another party from acquiring or seeking to acquire control of us. These provisions, as well as our ability to issue preferred shares, are designed to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also intended to encourage anyone seeking to acquire control of us to negotiate first with our board of directors. However, these provisions may also delay, deter or prevent a change in control or other takeovers of our company that our shareholders might consider to be in their best interests, including transactions that might result in a premium being paid over the market price of our ordinary shares and also may limit the price that investors are willing to pay in the future for our ordinary shares. These provisions may also have the effect of preventing changes in our management. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms. A description of these provisions is set forth below.

Staggered Board of Directors

        Our articles of association will provide for a staggered board of directors consisting of three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms and each year one class of our directors will be elected by our shareholders. The terms of the Class I, Class II and Class III directors will expire in 2016, 2017 and 2018, respectively. Beginning in 2016, our shareholders will elect directors for three-year terms upon the expiration of their current terms. Our shareholders will elect only one class of directors each year. We believe that classification of our board of directors will help to ensure the continuity and stability of our business strategies and policies as determined by our board of directors. There is no cumulative voting in the election of directors. As such, this classified board provision could have the effect of making the replacement of incumbent directors more time-consuming and difficult. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors also may delay, defer or prevent a tender offer or an attempt to change control of us, even though a tender offer or change in control might be believed by our shareholders to be in their best interest.

Issuance of Preferred Shares

        The ability to authorize and issue preferred shares is vested in our board of directors, which makes it possible for our board of directors to issue preferred shares with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Shareholder Action by Written Consent

        Subject to the right of shareholders of the company pursuant to Article 2:135 of the Curaçao Civil Code, our articles of association will provide that all shareholder actions are required to be taken by a vote of the shareholders at an annual or special meeting, and that shareholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take shareholder actions and would prevent the amendment of our articles of association or memorandum of association or removal of directors by our shareholders without holding a meeting of shareholders.

Advance Notice Procedure

        Our articles of association will provide an advance notice procedure for shareholders to nominate director candidates for election or to bring business before an annual meeting of shareholders, including proposed nominations of persons for election to the board of directors. Subject to the rights of the holders of any series of preferred shares, only persons nominated by, or at the direction of, our board of directors or by a shareholder who has given proper and timely notice to our secretary prior to the meeting, will be eligible for election as a director. In addition, any proposed business other than the nomination of persons for election to our board of directors must constitute a proper matter for shareholder action pursuant to the notice of meeting delivered to us. For notice to be timely, it must be received by our secretary not less than 90 nor more than 120 calendar days prior to the first anniversary of the previous year's annual meeting (or if the date of the annual meeting is advanced more than 30 calendar days or delayed by more than 60 calendar days from such anniversary date, not earlier than the 120th calendar day nor more than 90 days prior to such meeting or the 10th calendar day after public announcement of the date of such meeting is first made). These advance notice provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of us.

Limitation of Liability of Directors and Officers

        Our articles of association will include provisions that indemnify, to the fullest extent allowable under Curaçao law the personal liability of directors or officers for monetary damages for actions taken as our director or officer, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. We will also be expressly authorized to advance certain reasonable expenses (including attorneys' fees and disbursements and court costs) to our directors and officers and to carry directors' and officers' insurance to protect us, our directors, officers and certain employees for some liabilities.

        We believe that the indemnification provisions in AquaVenture Holdings N.V.'s articles of association and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

 Other Curaçao Law Considerations

Dividends

        AquaVenture Holdings N.V. may not declare a dividend unless our directors who are to authorize the dividend have determined that the distributions to shareholders would not result in AquaVenture Holdings N.V. having negative net equity.

Mandatory Purchases and Acquisitions

        The Curaçao Company Law provides that where a person has made an offer to acquire a class of all of our outstanding shares not already held by the person and has as a result of such offer acquired or contractually agreed to acquire 95% or more of such outstanding shares, that person is then entitled (and may be required) to acquire the remaining shares of such shares. In such circumstances, a holder of any such remaining shares may apply to the Curaçao court for an order that the person making such offer not be entitled to purchase the holder's shares or that the person purchase the holder's shares on terms different to those under which the person made such offer.

        Other than as described above, we are not subject to any regulations under which a shareholder that acquires a certain level of share ownership is then required to offer to purchase all of our remaining shares on the same terms as such shareholder's prior purchase.

Minority Shareholder Protections

        A minority shareholder having at least 10% of the common shares of AquaVenture Holdings N.V. may request a Curaçao court to conduct an investigation into the affairs and management of AquaVenture Holdings N.V. Such request will be granted if the court finds there are valid reasons to doubt the good management of AquaVenture Holdings N.V.

        A shareholder that by acts of the company or one or more of the other shareholders is harmed in such a manner that from a reasonable perspective it can no longer be expected from him to remain a shareholder, can claim from AquaVenture Holdings N.V. that AquaVenture Holdings N.V. purchases his shares in cash.

Registration Rights

        Pursuant to the terms of our fourth amended and restated investors' rights agreement, immediately following this offering, the holders of            shares of AquaVenture Holdings N.V. will be entitled to rights with respect to the registration of these shares under the Securities Act as described below.

Demand Registration Rights

        At any time after six months from the date of this offering, the holders of at least 50% of the then-outstanding shares having registration rights can request that we file a registration statement covering registrable securities. If the holders requesting registration intend to distribute their shares by means of an underwriting, the underwriters of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares. We are only required to file registration statements that reasonably anticipated aggregate price to the public of such public offering would exceed $5,000,000. We may postpone the filing of a registration statement for up to 90 days once in a 12-month period if our board of directors determines that the filing would be adversely affect us or our shareholders, and we are not required to effect the filing of a registration statement during the period beginning on the effective date of a registration initiated by us and ending on a date 120 days following the effective date of, a registration initiated by us.

Piggyback Registration Rights

        If we register any of our securities for public sale, holders of shares having registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to sales of shares of participants in one of our stock plans or a registration relating to a corporate reorganization or other transaction under Rule 145 of the Securities Act. The underwriters of any underwritten offering will have the right, in their sole discretion, to limit, because of marketing reasons, the number of shares registered by these holders, in which case the number of shares to be registered will be apportioned pro rata among these holders according to the total amount of securities entitled to be included by each holder, or in a manner mutually agreed upon by the holders.

Form S-3 Registration Rights

        The holders of outstanding shares reasonably anticipated aggregate price to the public of such public offering would exceed $2,000,000 having registration rights can request that we register all or part of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3. We may postpone the filing of a registration statement for up to 90 days once in a 12-month period if our board of directors determines that the filing would be adversely affect us or our shareholders, and we are not required to effect the filing of a registration statement during the period beginning on the effective date of a registration initiated by us and ending on a date 120 days following the effective date of, a registration initiated by us.

Expenses of Registration Rights

        We generally will pay all expenses, other than underwriting discounts and commissions and the reasonable fees and disbursements of more than one counsel for the selling shareholders, incurred in connection with the registrations described above.

Expiration of Registration Rights

        The registration rights described above will expire, with respect to any particular holder of these rights, when that holder holds 1% or less of our then-outstanding common shares.

Transfer Agent and Registrar

        Upon the completion of this offering, the transfer agent and registrar for our common shares will be                .

Listing

        We have applied for the listing of our common shares on the New York Stock Exchange under the symbol "WAAS."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common shares, and we cannot predict the effect, if any, that market sales of common shares or the availability of common shares for sale will have on the market price of our common shares prevailing from time to time. Future sales of our common shares in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common shares in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

        Following the completion of this offering, based on the number of shares of our capital stock outstanding as of June 30, 2015, we will have a total of          common shares outstanding. Of these outstanding shares, all of the          common shares sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

        The remaining outstanding common shares will be deemed "restricted securities" as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. In addition, all of our executive officers, directors and holders of over 90% of our common shares have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus. As a result of these agreements and the provisions of our registration rights agreement described above under the section titled "Description of Capital Stock—Registration Rights," subject to the provisions of Rule 144 or Rule 701, based on the assumed initial offering date of                , 2015, shares will be available for sale in the public market as follows:

  •
  beginning on the date of this prospectus, the          common shares sold in this offering will be immediately available for sale in the public market;

  •
  beginning 90 days after the date of this prospectus,          additional common shares may become eligible for sale in the public market upon the satisfaction of certain conditions as set forth in the section titled "—Lock-Up Agreements," of which the shares held by affiliates are subject to the volume and other restrictions of Rule 144, as described below;

  •
  beginning 181 days after the date of this prospectus,          additional common shares will become eligible for sale in the public market, of which the shares held by affiliates are subject to the volume and other restrictions of Rule 144, as described below; and

  •
  the remainder of the common shares will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

        We, our executive officers, directors and holders of over 90% of our shares have agreed or will agree that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. Citigroup may, in its discretion, and with the company's consent, release any of the securities subject to these lock-up agreements at any time.

 Rule 144

        In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

        In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of the number of common shares then outstanding, which will equal approximately                shares immediately after this offering; or

  •
  the average weekly trading volume of our common shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

        Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

        Rule 701 generally allows a shareholder who purchased common shares pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Rights

        Pursuant to a registration rights agreement, the holders of up to            common shares, or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled "Description of Capital Stock—Registration Rights" for a description of these registration rights. If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market.

Warrants

        On June 16, 2014, we issued warrants to ORIX Finance Equity Investors, LP that are exercisable for an aggregate of 60,635 shares of our Class B shares at $4.9477 per share. Additionally, ORIX Finance Equity Investors, LP holds warrants for 956,250 ordinary common shares of Quench USA Holdings LLC exercisable at $1.00 per share.

 Registration Statement on Form S-8

        We intend to file a registration statement on Form S-8 under the Securities Act to register all of the common shares issued or reserved for issuance under our 2015 Stock Option and Incentive Plan and our Prior Plans. We expect to file this registration statement as promptly as possible after the completion of this offering. Shares covered by this registration statement will be eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements and market standoff agreements.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of certain material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of the Shares by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders that are initial purchasers of the Shares pursuant to the offering and that will hold such Shares as capital assets for U.S. federal income tax purposes. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of Shares that may be subject to special tax rules including, without limitation, the following:

  •
  banks, financial institutions or insurance companies;

  •
  brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;

  •
  tax-exempt entities or organizations, including an "individual retirement account" or "Roth IRA" as defined in Section 408 or 408A of the Code, respectively;

  •
  real estate investment trusts, regulated investment companies or grantor trusts;

  •
  persons that hold the Shares as part of a "hedging," "integrated" or "conversion" transaction or as a position in a "straddle" for U.S. federal income tax purposes;

  •
  partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or persons that will hold the Shares through such an entity;

  •
  certain former citizens or long-term residents of the United States;

  •
  holders that own directly, indirectly, or through attribution 10% or more of the voting power or value of the Shares; and

  •
  holders that have a "functional currency" for U.S. federal income tax purposes other than the U.S. dollar.

        Further, this summary does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations of the acquisition, ownership and disposition of the Shares.

        This description is based on the Code; existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder; and administrative and judicial interpretations thereof, in each case as in effect and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service (the "IRS") will not take a contrary or different position concerning the tax consequences of the acquisition, ownership and disposition of the Shares or that such a position would not be sustained. Holders are urged to consult their own tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning, and disposing of the Shares in their particular circumstances.

        For the purposes of this summary, a "U.S. holder" is a beneficial owner of Shares that is (or is treated as), for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

        If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the U.S. federal income tax consequences relating to an investment in the Shares will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership is urged to consult its tax advisor regarding the U.S. federal income tax considerations of acquiring, owning and disposing of the Shares in its particular circumstances.

        As indicated below, this discussion is subject to U.S. federal income tax rules applicable to a "passive foreign investment company," or a PFIC.

        Persons considering an investment in the Shares are urged to consult their own tax advisors as to the particular tax consequences applicable to them relating to the acquisition, ownership and disposition of the Shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Distributions

        Although we do not currently plan to pay dividends, and subject to the discussion under "Passive Foreign Investment Company Considerations," below, the gross amount of any distribution actually or constructively received by a U.S. holder with respect to Shares will be taxable to the U.S. holder as a dividend to the extent of the U.S. holder's pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder's adjusted tax basis in the Shares. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held the Shares for more than one year as of the time such distribution is received. However, since we may not calculate our earnings and profits under U.S. federal income tax principles, a U.S. holder should assume that any distribution will be reported as a dividend. Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on Shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below) if we are a "qualified foreign corporation" and certain other requirements (discussed below) are met. A non U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on shares of stock that are readily tradable on an established securities market in the United States. The Shares will be listed on the NYSE, which is an established securities market in the United States, and we expect the Shares to be readily tradable on the NYSE. However, there can be no assurance that the Shares will be considered readily tradable on an established securities market in the United States in later years. If they are, and subject to the discussion under "Passive Foreign Investment Company Considerations," below, such dividends paid by us will generally be "qualified dividend income" in the hands of individual U.S. holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Any dividend income that a U.S. Holder realizes generally will be treated as foreign source income for foreign tax credit limitation purposes. The dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders.

Sale, Exchange or Other Taxable Disposition of the Shares

        A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of Shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder's tax basis for those Shares. Subject to the discussion under "Passive Foreign Investment Company Considerations" below, this gain or loss will generally be a capital gain or loss. The initial tax basis in the Shares generally will be equal to the cost of such Shares. Capital gain from the sale, exchange or other taxable disposition of Shares of a non-corporate U.S. holder is generally eligible for a preferential rate of taxation applicable to capital gains, if the non-corporate U.S. holder's holding period determined at the time of such sale, exchange or other taxable disposition for such Shares exceeds one year (i.e., such gain is long-term taxable gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Medicare Tax

        Certain U.S. holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their "net investment income," which may include all or a portion of their dividend income and net gains from the disposition of Shares. Each U.S. holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the Shares.

Passive Foreign Investment Company Considerations

        Based on the current and anticipated value of our assets and the composition of our income, assets and operations, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the IRS will not take a contrary position. A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either (i) at least 75% of its gross income is passive income; or (ii) at least 50% of its gross assets (determined on the basis of a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income.

        A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change. In particular, the total value of our assets for purposes of the asset test generally will be calculated using the market price of our shares, which may fluctuate considerably. Accordingly, fluctuations in the market price of our shares may result in our being a PFIC for any taxable year. In addition, the composition of our income and assets is affected by how, and how quickly, we spend the cash we raise in any offering, including this offering.

        If we are a PFIC for any taxable year during which you hold shares, you will be subject to special tax rules with respect to any "excess distribution" that you receive and any gain you realize from a sale or other disposition of shares. Under these special tax rules (i) the excess distribution or gain will be allocated ratably over your holding period for the shares, (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and (iii) the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

        Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment of the shares). We do not intend to provide the information necessary for U.S. Holders of our shares to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for an investment in a PFIC described above. If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs, you may be deemed to own shares in such lower-tier PFICs. An election for mark-to-market treatment would likely not be available with respect to any such subsidiaries. You are urged to consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

Controlled Foreign Corporation Considerations

        Each "Ten Percent Shareholder" (as defined below) in a non-U.S. corporation that is classified as a "controlled foreign corporation," or a CFC, for U.S. federal income tax purposes generally is required to include in income for U.S. federal tax purposes such Ten Percent Shareholder's pro rata share of the CFC's "Subpart F income" and investment of earnings in U.S. property, even if the CFC has made no distributions to its shareholders. A non-U.S. corporation generally will be classified as a CFC for U.S federal income tax purposes if Ten Percent Shareholders own in the aggregate, directly or indirectly, more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A "Ten Percent Shareholder" is a U.S. person (as defined by the Code), who owns or is considered to own 10% or more of the total combined voting power of all classes of stock entitled to vote of such corporation. The determination of CFC status is complex and includes attribution rules, the application of which is not entirely certain. We do not believe that we are currently a CFC. It is possible, however, that a shareholder treated as a U.S. person for U.S. federal income tax purposes has or will acquire, directly or indirectly, enough shares to be treated as a Ten Percent Shareholder after application of the constructive ownership rules and, together with any other Ten Percent Shareholders of the company, cause the company to be treated as a CFC for U.S. federal income tax purposes. Holders are urged to consult their own tax advisors with respect to the potential adverse U.S. tax consequences of becoming a Ten Percent Shareholder in a CFC.

Backup Withholding and Information Reporting

        U.S. holders generally will be subject to information reporting requirements with respect to dividends on the Shares and on the proceeds from the sale, exchange or disposition of Shares that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an "exempt recipient." In addition, U.S. holders may be subject to backup withholding on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting

        Certain U.S. holders who are individuals are required to report information relating to an interest in the Shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of the Shares.

        THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE SHARES IN LIGHT OF THE INVESTOR'S OWN CIRCUMSTANCES.

UNDERWRITING

        Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and RBC Capital Markets, LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
RBC Capital Markets, LLC
Canaccord Genuity Inc.
Raymond James & Associates, Inc.

Total

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the underwriters' option to purchase additional shares described below) if they purchase any of the shares.

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $                per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

        If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                        additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

        We, our officers, directors and holders of over 90% of our shares have agreed that, with certain limited exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

        At our request, the underwriters have reserved up to        % of the shares for sale at the initial public offering price to persons who are directors, officers or certain employees, or who are otherwise associated with us through a directed share program. The number of shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Except for certain of our officers, directors and employees who have entered into lock-up agreements as contemplated in the immediately preceding paragraph, each person buying shares through the directed share program has agreed that, for a period of 180 days from the date of this prospectus, he or she will not, without the prior written consent of Citigroup, dispose of or hedge any shares or any securities convertible into or exchangeable for our common shares with respect to shares purchased in the program. For certain officers, directors and employees purchasing shares through the directed share program, the lock-up agreements contemplated in the immediately preceding paragraph shall govern with respect to their purchases. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

        Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations among us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

        We have applied to have our shares listed on the New York Stock Exchange under the symbol "WAAS."

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option. In addition, we have agreed to reimburse the underwriters for certain expenses in connection with this offering, including up to $25,000 in accountable expenses.

Paid by AquaVenture Holdings LLC
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

        We estimate that our portion of the total expenses of this offering will be $                .

        In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters' option to purchase additional shares, and stabilizing purchases.

  •
  Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

  •
  "Covered" short sales are sales of shares in an amount up to the number of shares represented by the underwriters' underwriters' option to purchase additional shares.

  •
  "Naked" short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters' option to purchase additional shares.

  •
  Covering transactions involve purchases of shares either pursuant to the underwriters' option to purchase additional shares or in the open market in order to cover short positions.

  •
  To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  To close a covered short position, the underwriters must purchase shares in the open market or must exercise the option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters' option to purchase additional shares.

  •
  Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

        Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. In addition, affiliates of some of the underwriters are lenders, and in some cases agents or managers for the lenders, under our credit facility. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. A typical such hedging strategy would include these underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to customers that they acquire, long and/or short positions in such securities and instruments.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

 Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

        For purposes of this provision, the expression an "offer of securities to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

        The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a "relevant person"). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

        Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

  •
  released, issued, distributed or caused to be released, issued or distributed to the public in France; or

  •
  used in connection with any offer for subscription or sale of the shares to the public in France.

        Such offers, sales and distributions will be made in France only:

  •
  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

  •
  to investment services providers authorized to engage in portfolio management on behalf of third parties; or

  •
  in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

        The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

        The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

        The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  •
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

  •
  to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

  •
  where no consideration is or will be given for the transfer; or

  •
  where the transfer is by operation of law.

 LEGAL MATTERS

        Certain legal matters with respect to U.S. securities law in connection with this offering will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Certain legal matters with respect to Curaçao law in connection with the validity of the shares being offered by this prospectus and other legal matters will be passed upon for us by Spigt Dutch Caribbean N.V. Certain legal matters with respect to U.S. securities law in connection with this offering will be passed upon for the underwriters by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

EXPERTS

        The consolidated financial statements of AquaVenture Holdings LLC as of December 31, 2013 and 2014, and for years then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The financial statements of Quench USA, Inc. as of June 6, 2014 and December 31, 2013, and period January 1, 2014 through June 6, 2014 and for the year ended December 31, 2013, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The financial statements of Macke Water Systems, Inc. as of April 18, 2014 and December 31, 2013, and for the period January 1, 2014 through April 18, 2014 and for year ended December 31, 2013, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The financial statements of Atlas Watersystems, Inc. as of June 16, 2014 and December 31, 2013, and for the period January 1, 2014 through June 16, 2014 and for the year ended December 31, 2013, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

ENFORCEMENT OF JUDGMENTS

        We are organized under the laws of Curaçao. We have been advised by our Curaçaoan Counsel that a judgment of a U.S. court is not directly enforceable in Curaçao.

        In the absence of an applicable treaty between the United States of America and Curaçao, a judgment rendered by a court of the United States, will not be enforceable within Curaçao. In order to obtain a judgment that is enforceable in Curaçao the claim must be relitigated before a competent Curaçao court. Under current practice, a judgment rendered by a court of the United States will be recognized by a Curaçao court if:

  (i)
  that judgment results from proceedings compatible with Curaçao concepts of due process; and

  (ii)
  if the judgment does not contravene the public policy of Curaçao.

        If the judgment is recognized by a Curaçao court, that court will generally grant the same award without review of the merits of the case.

        Curaçao courts award compensation for the loss or damage actually sustained by the plaintiff, which may include consequential damages and lost profits. Although punitive damages are generally unknown to the Curaçao legal system, there is no definitive provision of a statute or customary law stating that they are unavailable. It is therefore uncertain whether enforcement of an award of punitive damages would be considered contrary to Curaçao public policy. Whether a particular judgment may be deemed contrary to Curaçao public policy depends on the facts of each case, though judgments found to be exorbitant, unconscionable, or excessive may be deemed as contrary to public policy.

        Curaçao courts cannot enter into the merits of the foreign judgment and cannot act as a court of appeal or review over the foreign courts.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common shares offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common shares, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

        As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference facilities and the website of the SEC referred to above. We also maintain a website at www.aquaventure.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

AQUAVENTURE HOLDINGS LLC

INDEX TO FINANCIAL STATEMENTS

Historical Financial Statements

Pro Forma Financial Information

Page
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2014	F-123
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements	F-124

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	December 31, 2014	June 30, 2015
ASSETS
Current Assets:
Cash and cash equivalents	$37,499	$34,277
Trade receivables, net of allowances of $692 and $649, respectively	10,850	14,399
Inventory	4,405	5,267
Deferred tax asset	568	558
Prepaid expenses and other current assets	1,576	3,183

Total current assets	54,898	57,684
Property, plant and equipment, net	107,273	109,096
Construction in progress	9,242	12,006
Long-term contract costs	13,468	96,834
Restricted cash	2,700	7,224
Other assets	2,109	2,690
Deferred tax asset	2,412	1,888
Intangible assets, net	60,903	58,815
Goodwill	123,325	123,325

Total assets	$376,330	$469,562

LIABILITIES AND MEMBERS' EQUITY
Current Liabilities:
Accounts payable	$4,276	$6,018
Accrued liabilities	8,063	11,386
Current portion of long-term debt	8,265	17,836
Deferred revenue	3,348	3,237

Total current liabilities	23,952	38,477
Long-term debt	77,766	128,663
Deferred tax liability	806	1,371
Other long-term liabilities	1,837	1,623

Total liabilities	104,361	170,134

Commitments and contingencies (see Note 9)
Members' Equity
Class A preferred shares, 40,700 shares authorized, issued and outstanding at December 31, 2014 and June 30, 2015	195,988	195,988
Class B shares, 23,750 shares authorized; 15,890 and 22,377 shares issued and outstanding at December 31, 2014 and June 30, 2015, respectively	52,620	83,958
Class Q shares, 29,037 shares authorized, issued and outstanding at December 31, 2014 and June 30, 2015	143,666	143,666
Common shares, 30,669 shares authorized; 11,820 and 11,873 shares issued and outstanding at December 31, 2014 and June 30, 2015, respectively	4,931	4,974
Management incentive plan shares, 7,900 shares authorized; 7,797 and 7,766 shares issued and outstanding at December 31, 2014 and June 30, 2015, respectively	—	—
Additional paid-in capital	3,138	4,789
Accumulated deficit	(128,374)	(133,947)

Total members' equity	271,969	299,428

Total liabilities and members' equity	$376,330	$469,562

See accompanying notes to the unaudited condensed consolidated financial statements.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS)

	Six Months Ended
	June 30, 2014	June 30, 2015
Revenues:
Bulk water	$19,067	$21,111
Rental	2,038	21,954
Other	306	3,733

Total revenues	21,411	46,798
Cost of revenues:
Bulk water	9,921	12,065
Rental	665	9,514
Other	83	2,028

Total cost of revenues	10,669	23,607
Gross profit	10,742	23,191
Selling, general and administrative expenses	8,474	23,763

Income (loss) from operations	2,268	(572)
Other expense:
Interest expense, net	(1,669)	(3,410)
Other expense	(176)	(127)

Income (loss) before income tax expense	423	(4,109)
Income tax expense	238	1,464

Net income (loss)	$185	$(5,573)

See accompanying notes to the unaudited condensed consolidated financial statements.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

	Six Months Ended
	June 30, 2014	June 30, 2015
Cash flows from operating activities:
Net income (loss)	$185	$(5,573)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	5,069	10,205
Accretion of asset retirement obligation	17	18
Share-based compensation expense	446	1,650
Provision for bad debts	(7)	443
Deferred income tax provision	—	1,100
Inventory adjustment	—	(84)
Loss on disposal of assets	51	335
Amortization of debt financing fees	288	303
Accretion of acquisition contingent consideration	16	85
Accretion of debt	17	66
Other	—	(19)
Change in operating assets and liabilities:
Trade receivables	1,365	(2,644)
Inventory	(443)	(778)
Prepaid expenses and other current assets	1,116	(798)
Other assets	(524)	(173)
Current liabilities	(914)	2,078
Long-term liabilities	—	60

Net cash provided by operating activities	6,682	6,274

Cash flows from investing activities:
Capital expenditures	(9,551)	(11,249)
Long-term contract expenditures	—	(1,209)
Net cash paid for businesses acquired	(13,267)	(43,108)
Other	6	—

Net cash used in investing activities	(22,812)	(55,566)

Cash flows from financing activities:
Proceeds from long-term debt	10,000	20,000
Payments of long-term debt	(3,963)	(4,155)
Payment of debt financing fees	(115)	(424)
Proceeds from stock subscription receivable	2,500	—
Payment of acquisition contingent consideration	—	(732)
Proceeds from exercise of stock options	6	43
Proceeds from issuance of Class B shares	26,000	31,338

Net cash provided by financing activities	34,428	46,070

Change in cash and cash equivalents	18,298	(3,222)
Cash and cash equivalents at beginning of period	14,277	37,499

Cash and cash equivalents at end of period	$32,575	$34,277

See accompanying notes to the unaudited condensed consolidated financial statements.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

1. Description of the Business

        AquaVenture Holdings LLC is a Delaware limited liability company, which was formed on December 14, 2006. AquaVenture Holdings LLC and its subsidiaries (collectively, "AquaVenture" or the "Company") provides its customers Water-as-a-Service (WAASTM) solutions through two operating platforms: Seven Seas Water ("Seven Seas") and Quench. Both operations are critical to AquaVenture, which is headquartered in Tampa, Florida.

        Seven Seas offers WAAS solutions by providing outsourced desalination solutions and wastewater treatment for governmental, municipal, industrial and hospitality customers. These solutions utilize reverse osmosis and other purification technologies to produce potable and high purity industrial process water in high volumes for customers operating in regions with limited access to potable water. Through this outsourced service model, Seven Seas assumes responsibility for designing, financing, constructing, operating and maintaining the water treatment facilities. In exchange, Seven Seas enters into long-term agreements to sell to customers agreed-upon quantities of water that meet specified water quality standards. Seven Seas currently operates primarily throughout the Caribbean region and is supported by an operations center in Tampa, Florida, which provides business development, engineering, field service support, procurement and administrative functions.

        Quench offers WAAS solutions by providing bottleless filtered water coolers and other products that use filtered water as an input, such as ice machines, sparkling water dispensers and coffee brewers, to customers across the United States. Quench's point-of-use systems purify a customer's existing water supply. Quench offers solutions to a broad mix of industries, including government, education, medical, manufacturing, retail, and hospitality. Quench installs and maintains our filtered water systems typically under multi-year contracts that renew automatically. Quench services customers throughout the United States and is supported by an operations center in King of Prussia, Pennsylvania.

2. Summary of Significant Accounting Policies

        Unless otherwise noted below, there have been no material changes to the accounting policies presented in Note 2—"Summary of Significant Accounting Policies" of the notes to the audited consolidated financial statements of AquaVenture Holdings LLC and its Subsidiaries for the year ended December 31, 2014.

Basis of Presentation

        The unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. Accordingly, certain information and footnotes normally required by accounting principles generally accepted in the United States of America ("GAAP") for complete financial statements have been condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information not misleading. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of AquaVenture Holdings LLC and its Subsidiaries for the year ended December 31, 2014. In management's opinion, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting of only normal recurring adjustments) considered necessary for a fair presentation of the Company's unaudited condensed consolidated balance sheet as of June 30, 2015, the unaudited condensed consolidated statements of operations for the six months ended June 30, 2014 and 2015 and the unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2014 and 2015. The unaudited condensed consolidated balance sheet as of December 31, 2014

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

was derived from our audited consolidated balance sheet as of December 31, 2014, as presented in the audited consolidated financial statements of AquaVenture Holdings LLC and its Subsidiaries for the year ended December 31, 2014.

        The unaudited condensed consolidated financial statements include the accounts of AquaVenture Holdings LLC and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include: accounting for goodwill and identifiable intangible assets and any related impairment; property, plant and equipment and any related impairment; share-based compensation; allowance for doubtful accounts; inventory valuation; obligations for asset retirement; acquisition contingent consideration; and deferred income taxes. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

New Accounting Pronouncements

        In May 2014, the FASB issued authoritative guidance regarding revenue from contracts with customers, which specifies that revenue should be recognized when promised goods or services are transferred to customers in an amount that reflects the consideration which the company expects to be entitled in exchange for those goods or services. This guidance will be effective for annual reporting periods beginning on or after December 15, 2017 and interim periods within those annual periods and will require enhanced disclosures. The Company is currently evaluating the potential impact of the accounting and disclosure requirements on the unaudited condensed consolidated financial statements.

        In April 2015, the FASB issued authoritative guidance requiring that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The guidance will be effective for annual periods beginning after December 15, 2015, and for annual and interim periods thereafter, and early adoption is permitted. The Company does not expect the accounting requirements to have a material impact on the Company's unaudited condensed consolidated financial statements.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

3. Business Combinations

Biwater (BVI) Holdings Limited

        On June 11, 2015, AquaVenture Water Corporation, a British Virgin Islands, or BVI, company and an indirect wholly-owned subsidiary of AquaVenture, acquired 100% of the capital stock of Biwater (BVI) Holdings Limited ("Acquiree"), pursuant to a Stock Purchase and Sale Agreement ("BVI Purchase Agreement"). Under the terms of the BVI Purchase Agreement, all of the capital stock of the Acquiree was acquired for a total purchase price of $47.8 million, including $44.5 million in cash and a note payable of $5.6 million to the seller with a fair value at the date of acquisition of $3.3 million. The note payable: (i) bears no interest; (ii) is payable in equal annual installments of $375 thousand beginning on the first anniversary of the BVI Purchase Agreement; (iii) terminates if the water purchase agreement with the government of the BVI is terminated under certain circumstances; and (iv) is unsecured and subordinated to all other indebtedness of the Company. Included in the liabilities of the Acquiree is long-term debt between Biwater (BVI) Ltd. and a bank with a remaining unpaid balance as of the date of the BVI Purchase Agreement of $40.8 million (see note 6), which approximates fair value.

        The Acquiree's wholly-owned subsidiary, Biwater (BVI) Ltd., provides potable water to the island of Tortola for a contracted fee payable by the government of BVI under a service concession arrangement, which expires in 2030. The revenue-producing operations of Biwater (BVI) Ltd. under the service concession arrangement commenced during November 2014. The Company acquired the stock of the Acquiree to expand its installed base of seawater reverse osmosis desalination facilities used to provide Water-as-a-Service.

        Transaction-related costs incurred by the Company during the six months ended June 30, 2015 were $1.1 million and were expensed as incurred within SG&A in the unaudited condensed consolidated statements of operations.

        The following table summarizes the preliminary purchase price allocated to the fair value of assets acquired, including intangibles recorded in conjunction with the business combination, and liabilities assumed (in thousands):

Assets Acquired:
Cash and cash equivalents	$1,442
Trade receivables	1,321
Restricted cash	4,524
Long-term contract costs	83,560

Total assets acquired	90,832
Liabilities Assumed:
Accounts payable and accrued liabilities	(2,219)
Long-term debt	(40,831)

Total liabilities assumed	(43,035)

Total purchase price	$47,797

        Due primarily to the timing of the acquisition and the complexities involved with determining fair value of assets acquired, the Company has not yet finalized the allocation of the purchase price to the assets acquired and liabilities assumed. However, on a preliminary basis, the assets and liabilities in the purchase price allocation are stated at fair value based on estimates of fair value using available

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

3. Business Combinations (Continued)

information and making assumptions management believes are reasonable. Preliminary value assigned to long-term contract costs were based on the excess cost over net assets acquired to the Company to acquire the contract. The long-term contract costs are expected to be amortized over the remainder of the service concession contract period, which is expected to be approximately 15.5 years. No goodwill was recorded in the preliminary purchase price allocation. Upon completion of the valuation of the identifiable intangible assets purchased in conjunction with the acquisition, the Company will adjust the preliminary amounts recorded for acquired intangibles. In addition, the Company will revise the future amortization of these intangible assets accordingly.

        The operations of the Acquiree is included in the Seven Seas reporting segment for periods after the date of acquisition.

Quench USA Holdings LLC

        On June 6, 2014, AquaVenture Holdings LLC acquired all of the assets of Quench USA Holdings LLC (the "Contributor") under a Contribution Agreement dated as of June 6, 2014 ("Contribution Agreement") in exchange for AquaVenture's issuance of 29,036,947 Class Q shares and 2,829,598 Class B shares (the "Contribution"). The assets of the Contributor included all issued and outstanding capital stock of Quench USA, Inc. ("Quench USA") and any cash held.

        The Class Q shares and Class B shares issued to the Contributor had a fair value at the time of contribution of $143.7 million and $14.0 million, respectively (or an aggregate purchase price of $157.7 million). The fair value of the Class Q and B shares was derived from certain equity transactions with third parties that occurred before the execution of the Contribution Agreement.

        The Company acquired the assets of the Contributor to expand its Water-as-a-Service solutions offerings.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

3. Business Combinations (Continued)

        The following table summarizes the purchase price allocated to the fair value of assets acquired, including intangibles recorded in conjunction with the business combination, and liabilities assumed (in thousands):

Assets Acquired:
Cash and cash equivalents	$7,804
Trade receivables	5,584
Inventory	2,795
Property, plant and equipment	12,009
Other assets	1,458
Subscription receivable	2,500
Customer relationships	48,330
Trade names	5,130
Non-compete agreements	110
Goodwill	112,420

Total assets acquired	198,140
Liabilities Assumed:
Accounts payable and accrued liabilities	(4,912)
Deferred revenue	(2,961)
Other current liabilities	(306)
Long-term debt	(30,192)
Acquisition contingent consideration	(2,103)

Total liabilities assumed	(40,474)

Total purchase price	$157,666

        The assets and liabilities in the purchase price allocation are stated at fair value based on estimates of fair value using available information and making assumptions management believes are reasonable. The subscription receivable, which was collected in full in June 2014, relates to the sale of equity by the Contributor prior to the execution of the Contribution Agreement. Intangibles identified and valued related to the transaction include customer relationships, trade names and non-compete agreements. The fair value of the trade names was determined using the relief from royalty method which is based on the present value of royalty fees derived from projected revenues using a discount rate of 9.6%. The fair value of the customer relationships was determined using the multi-period excess earnings method which is based on the present value of the projected after-tax cash flows using a discount rate of 9.6%. The Company determined the weighted average useful life at the date of valuation for the trade names to be 23.6 years, the non-compete agreements to be 5.0 years and the customer relationships to be 15.0 years.

        Goodwill was composed of synergies not assigned value in the purchase price allocation, is not deductible for tax purposes and will be recorded within the Quench reporting unit.

        Long-term debt of Quench USA at the date of contribution included: (i) the Amended Loan and Security Agreement between a lender and Quench USA ("Quench Loan Agreement") with an unpaid principal balance of $30.0 million and a fair value of $29.6 million and (ii) notes payable related to vehicle financing with a remaining unpaid balance of $574 thousand.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

3. Business Combinations (Continued)

Atlas Watersystems, Inc.

        On June 16, 2014, Quench USA, then a wholly-owned subsidiary of AquaVenture, acquired all of the assets and certain liabilities of Atlas Watersystems, Inc. ("Atlas"), pursuant to an Asset Purchase Agreement ("Atlas Purchase Agreement"). Under the terms of the Atlas Purchase Agreement, all of the assets of Atlas were acquired for a total purchase price of $23.6 million, after giving effect to a $129 thousand post-closing working capital adjustment due to the Company. The consideration included $21.1 million in cash and $2.5 million, or 505,285 shares, of Class B shares of AquaVenture. The total purchase price is subject to certain adjustments provided for in the Atlas Purchase Agreement. On the closing date, Quench placed $2.4 million of the total purchase price into escrow to secure Atlas' indemnification obligations for a period of 24 months from the closing date, and to satisfy certain adjustments to the purchase price. In June 2015, approximately 50% of the amount placed in escrow was released to the seller in accordance with the Atlas Purchase Agreement.

        The Company acquired Atlas to expand its geographical coverage and strengthen its national service network for the Quench operations.

        The following table summarizes the purchase price allocated to the fair value of assets acquired, including intangibles recorded in conjunction with the business combination, and liabilities assumed (in thousands):

Assets Acquired:
Trade receivables	$1,559
Inventory	832
Property, plant and equipment	3,658
Other assets	123
Customer relationships	8,864
Trade names	16
Non-compete agreements	80
Goodwill	10,585

Total assets acquired	25,717
Liabilities Assumed:
Deferred revenue	(1,920)
Other liabilities	(226)

Total liabilities assumed	(2,146)

Total purchase price	$23,571

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

3. Business Combinations (Continued)

        The assets and liabilities in the purchase price allocation are stated at fair value based on estimates of fair value using available information and making assumptions management believes are reasonable. Acquisition intangibles identified and valued related to the transaction include customer relationships, trade names and non-compete agreements. The fair value of the customer relationships was determined using the multi-period excess earnings method which is based on the present value of the projected net cash flows using a discount rate of 13.6%. The Company determined the weighted average useful life at the date of valuation for the trade names to be 2.0 years, the non-compete agreements to be 4.0 years and the customer relationships to be 15.0 years.

        Goodwill was composed of synergies not assigned a value in the purchase price allocation, is deductible for tax purposes and will be recorded within the Quench reporting unit.

Pro Forma Financial Information

        The following unaudited pro forma financial information (in thousands) for the Company gives effect to the acquisitions of the Contributor's assets, which occurred on June 6, 2014, Atlas' assets, which occurred on June 16, 2014, and the stock of the Acquiree, which occurred on June 11, 2015, as if each had occurred at the beginning of each period presented. These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that actually would have resulted had the acquisitions occurred on the date indicated, or that may result in the future.

	Six Months Ended June 30,
	2014	2015
Revenues	$44,828	$51,349
Net income (loss)	$6,463	$(5,167)

        The pro forma financial information for the six months ended June 30, 2014 and 2015 includes an adjustment to record deferred revenues at their fair value as of January 1, 2014. As a result, the pro forma financial information for the six months ended June 30, 2014 includes a reduction to revenues and a corresponding reduction to net income of $335 thousand.

        The amount of revenues and net income of the Acquiree included in the unaudited condensed consolidated statements of operations since acquisition for the six months ended June 30, 2015 were $549 thousand and $31 thousand, respectively.

4. Long term Contract Costs

        At December 31, 2014 and June 30, 2015, long term contract costs were $13.5 million and $96.8 million, respectively. For the six months ended June 30, 2014 and 2015, amortization expense was $827 thousand and $1.4 million, respectively, which is included in cost of revenues in the unaudited condensed consolidated statement of operations.

        During June 2015, AquaVenture Water Corporation acquired 100% of the capital stock of the Acquiree for a total purchase price of $47.8 million (see note 3). The excess purchase price paid above net tangible assets acquired was assigned to long-term contract costs in the amount of $83.5 million.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

5. Fair Value Measurements

        At December 31, 2014 and June 30, 2015, the Company had the following assets and liabilities measured at fair value in the unaudited condensed consolidated balance sheets:

  •
  Money market funds are measured on a recurring basis and are recorded at fair value based on each fund's quoted market value per share in an active market, which is considered a Level 1 input.

  •
  Acquisition contingent consideration is measured on a recurring basis and is recorded at fair value based on a probability-weighted discounted cash flow model which utilizes unobservable inputs such as the forecasted achievement of performance targets throughout the earn-out period, which is considered a Level 3 input.

  •
  The warrant liability is measured on a recurring basis and is recorded at fair value based on a Black-Scholes-Merton option pricing model. Any changes in fair value will be recorded in earnings.

        There were no transfers into or out of Level 1, 2 or 3 assets during the six months ended June 30, 2015. Transfers between levels are deemed to have occurred if the lowest level of input were to change.

        The Company's measurements at fair value on a recurring as of December 31, 2014 and June 30, 2015 were as follows (in thousands):

Assets/Liabilities Measured at Fair Value	Asset/ (Liability)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2014
Recurring basis:
Money market funds	$4,728	$4,728	$—	$—
Warrant liability	$(120)	$—	$—	$(120)
Acquisition contingent consideration	$(1,855)	$—	$—	$(1,855)
As of June 30, 2015
Recurring basis:
Money market funds	$2,251	$2,251	$—	$—
Warrant liability	$(101)	$—	$—	$(101)
Acquisition contingent consideration	$(1,195)	$—	$—	$(1,195)

        The following table sets forth the changes in the estimated fair value for the Level 3 classified warrant liability (in thousands):

Fair value at December 31, 2014	$120
Change in fair value	(19)

Fair value at June 30, 2015	$101

        The following assumptions were used to determine the fair value of the warrant liability as of June 30, 2015: (i) expected term of 6.0 years; (ii) expected volatility of 31.2%; (iii) risk-free rate of 1.9%; and (iv) expected dividends of 0%. There was no change in fair value for the six months ended June 30, 2014. The Company recorded a gain on the change in fair value for the six months ended June 30, 2015 of $19 thousand.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

5. Fair Value Measurements (Continued)

        See Note 9—"Commitments and Contingencies" for changes in the estimated fair value and additional information on the acquisition contingent consideration.

6. Long-Term Debt

        As of December 31, 2014 and June 30, 2015, long-term debt included the following (in thousands):

	December 31, 2014	June 30, 2015
Trinidad Credit Agreement	$24,643	$22,500
USVI Credit Agreement	21,023	19,223
Quench Loan Agreement	39,565	39,631
BVI Loan Agreement	—	40,831
Seller Note payable—BVI	—	3,287
Curacao Credit Facility	—	20,000
Vehicle financing	800	1,027

Total debt	86,031	146,499
Less: current portion of long-term debt	(8,265)	(17,836)

Total long-term debt	$77,766	$128,663

        During the six-months ended June 30, 2015, the Company acquired or entered into the following debt agreements:

BVI Loan Agreement

        In connection with the acquisition of the capital stock of the Acquiree in June 2015, the Company assumed the $43.0 million credit facility of its subsidiary, Biwater (BVI) Ltd. arranged by a bank (the "BVI Loan Agreement"). The BVI Loan Agreement closed on November 14, 2013 and was arranged to finance the construction of a desalination facility at Paraquita Bay in Tortola, BVI and other contractual obligations. The BVI Loan Agreement is project financing with recourse only to the stock, assets and cash flow of Biwater (BVI) Ltd. and is not guaranteed by the Company nor any of its other subsidiaries. The Biwater Loan Agreement is guaranteed by the United Kingdom Export Finance. As of the acquisition date of June 11, 2015, $40.8 million remained outstanding. In addition, approximately $820 thousand is available for draw through June 2016. The BVI Loan Agreement is collateralized by all shares and underlying assets of Biwater (BVI) Ltd.
        The BVI Loan Agreement provides for interest on the outstanding borrowings at LIBOR plus 3.50% per annum and interest is paid quarterly. The weighted average interest rate was 3.9% as of June 30, 2015. The loan principal is repayable quarterly beginning in March 31, 2015 in 26 quarterly installments that escalate from 3.2% of the original principal balance to 4.6% of the original principal balance.

        The BVI Loan Agreement includes both financial and nonfinancial covenants, limits the amount of additional indebtedness that Biwater (BVI) Ltd. can incur and places annual limits on capital expenditures for the subsidiary. The BVI Loan Agreement also places restrictions on distributions made by Biwater (BVI) Ltd. which is only permitted to make distributions to shareholders and affiliates of the Company if specified debt service coverage ratios are met and it is in compliance with all loan covenants. Further, until the completion of two sewage treatment plants and related works under

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

6. Long-Term Debt (Continued)

construction in the BVI, Biwater (BVI) Ltd. is not permitted to make any distribution without the prior approval of the bank. The BVI Loan Agreement contains a number of negative covenants restricting, among other things, indebtedness, investments, liens, dispositions of assets, restricted payments (including dividends), mergers and acquisitions, transactions with affiliates, prepayments of indebtedness, capital expenditures, changes in nature of business and joint ventures. In addition, Biwater (BVI) Ltd is subject to quarterly financial covenant compliance, including minimum debt service and loan life coverage ratios, and must maintain a minimum debt service reserve fund with the bank.

        Biwater (BVI) Ltd. may prepay the principal amounts of the loans, prior to the maturity date, in whole or in part without penalty.

Seller Note Payable—BVI

        In connection with the acquisition of the capital stock of the Acquiree in June 2015, the purchase price included a note payable in the amount of $5.6 million to the seller. The note payable: (i) bears no interest; (ii) is payable in equal annual installments of $375 thousand beginning on the first anniversary of the BVI Purchase Agreement; (iii) terminates if the water purchase agreement with the government of the BVI is terminated under certain circumstances; and (iv) is unsecured and subordinated to all other indebtedness of the Company. The Company will accrete the value the note payable over the life of the loan using an interest rate of 9.0%, which is consistent with the Company's current expected borrowing rate for this type of transaction. For the six months ended June 30, 2015, accretion expense was $13 thousand and was recorded as interest expense in the unaudited condensed consolidated statement of operations. There was no related accretion expense during the six months ended June 30, 2014.

Curacao Credit Facility

        On June 18, 2015, Aqua Venture Holdings Curaçao N.V., a wholly-owned subsidiary, entered into a $35.0 million credit facility with a bank (the "Curaçao Credit Facility"). The Curaçao Credit Facility consists of a term loan of $20.0 million and a delayed draw term loan of up to $15.0 million which is available to be drawn through March 18, 2016. The Curaçao Credit Facility is non-amortizing, matures in June 2019 and bears interest at either: (i) the higher of 1% or the ICE Benchmark Administration LIBOR Rate, plus an applicable margin ranging from 7.5% to 8.5% depending upon the leverage ratio as defined within the credit facility; or (ii) the greater of the bank's base rate or a federal funds rate plus 0.5%, plus an applicable margin ranging from 6.5% to 7.5% depending upon the leverage ratio as defined within the credit facility. The credit facility is guaranteed by the Company and contains certain financial and nonfinancial covenants. The financial covenants include minimum interest coverage and maximum leverage ratio requirements, become effective on March 31, 2016 and exclude the operations of Quench USA as it is considered an unrestricted subsidiary under the Curacao Credit Facility. In addition, the Curaçao Credit Facility contains a number of negative covenants restricting, among other things, indebtedness, investments, liens, dispositions of assets, restricted payments (including dividends, certain transfers to Quench USA and investments in Quench USA), mergers and acquisitions, transactions with affiliates, prepayments of indebtedness, capital expenditures, changes in nature of business and amendments of documents. The interest coverage ratio covenant will not apply if the Company's minimum cash balance excluding Quench USA exceeds $5.0 million. There is no prepayment fee on the Curaçao Credit Facility.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

7. Members' Equity

        During the six months ended June 30, 2015, the following significant changes, excluding the impact of the net loss from operations, occurred within members' equity: (i) increase in the number of Class B shares authorized for issuance to 23.8 million on April 23, 2015 from 16.5 million as of December 31, 2014; (ii) increase in the number of Class B shares issued and outstanding due to the issuance of 145 thousand Class B shares as share based compensation awards, net of forfeitures, and the issuance of 6.3 million Class B shares for proceeds, net of issuance costs, of $31.3 million; (iii) an increase in number and value of ordinary common shares issued and outstanding due to the exercise of 72 thousand options for ordinary shares for a total exercise price of $43 thousand; and (iv) an increase in additional paid in capital due to the recognition of share based compensation expense, net of forfeitures, of $1.7 million.

8. Share-based Compensation

AquaVenture Equity Awards

        The AquaVenture Equity Incentive Plan, which was amended on June 6, 2014 and October 27, 2014, allows for the issuance of Management Incentive Plan ("MIP") shares, Incentive shares and Class B shares, and the grant of options to purchase Common shares (including both Incentive shares and Ordinary shares) and Class B shares, to officers, employees, managers, directors and other key persons, including consultants to the Company (collectively, the "Participants"). All such grants are subject to time-based vesting, which is determined on a grant-by-grant basis, and certain other restrictions.

        As of December 31, 2014 and June 30, 2015, the aggregate number of shares by class authorized for grant under the Equity Incentive Plan, subject to adjustment upon a change in capitalization, was: (i) 7.9 million MIP shares; (ii) 10.7 million Common shares (including both Incentive and Ordinary shares); and (iii) 6.0 million Class B shares (including both Class B share awards issued as profits interests and options to purchase Class B shares).

        Class B shares, MIP shares and Incentive shares granted as "profits interests" for federal tax purposes have a hurdle price equal to their fair value at the time of grant, and options to purchase shares have an exercise price equal to their fair value at time of grant. The contractual term of options awarded is typically ten years, while all other award types contain no contractual term. Holders of the Class B shares, MIP shares and Incentive shares are entitled to receive distributions (i) with respect to their vested shares, when such distributions are made, and (ii) with respect to their unvested shares, when such shares vest. Upon termination of a recipient's business relationship with the Company, the Company has the right, but not the obligation, to repurchase the vested shares or shares issued upon exercise of an option, at the then fair value of such shares during periods specified in the awards. Unvested shares and options expire on the termination of the recipient's business relationship.

        During the six months ended June 30, 2015, the Company granted Class B shares and options to purchase Class B shares. Both equity award types have the following time-based vesting schedule: (i) 25% of the grant vests on the first anniversary of the vesting commencement date specified in the award and (ii) 6.25% of the grant vests quarterly thereafter.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

8. Share-based Compensation (Continued)

        The Company uses the Black-Scholes option pricing model to determine the fair value of the Class B shares and options to purchase Class B shares granted under the plan. The following weighted average assumptions by share class were used to determine such fair values of the awards granted during six months ended June 30, 2015:

	Class B Shares	Options to Purchase Class B Shares
Expected term (years)	2.4	6.3
Expected volatility	24.9%	31.7%
Risk-free rate	0.7%	1.9%
Expected dividends	0.0%	0.0%

        The simplified method was used to determine the expected term assumptions as the Company does not have sufficient history to make more refined estimates of the expected term. The risk-free rate assumption was based on U.S. Treasury yields with similar terms. Since the Company's shares are not publicly traded and its shares are rarely traded privately, expected volatility was estimated based on based on historical results of comparable industry peer companies that are publicly traded. The expected dividend yield is 0% because the Company does not have a history of paying dividends or future plans of doing so.

        The following table presents the activity of the Incentive shares, MIP shares and Class B shares for the six months ended June 30, 2015 (in thousands, except per share amounts):

	Incentive Shares		MIP Shares		Class B Shares
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Unvested as of December 31, 2014	957	$0.28	4,873	$0.31	5,252	$0.82
Granted	—	$—	—	$—	145	$0.80
Vested	(213)	$0.29	(1,937)	$0.31	(1)	$0.65
Forfeited	(19)	$0.15	(31)	$0.31	—	$—

Unvested as of June 30, 2015	725	$0.28	2,905	$0.31	5,396	$0.81

        During the six months ended June 30, 2015, the per share intrinsic value of the vested Incentive shares, MIP shares, and Class B shares was $2.09, $0.00 and $0.00, respectively. All of the Class B shares granted during the six months ended June 30, 2015 had a hurdle price of $4.95 per share.

        As of June 30, 2015, total unrecognized compensation expense related to the Incentive shares, MIP shares and Class B shares was $4.8 million, which will be recognized over a weighted-average remaining period of 2.9 years.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

8. Share-based Compensation (Continued)

        The following table presents the activity of options to purchase Ordinary shares and Class B shares for the six months ended June 30, 2015 (in thousands, except per share amounts):

	Ordinary Shares		Class B Shares
	Number of Options	Weighted Average Exercise Price Per Share	Number of Options	Weighted Average Exercise Price Per Share
Outstanding as of December 31, 2014	1,410	$1.11	—	$—
Granted	—	$—	171	$4.95
Exercised	(72)	$0.60	—	$—
Expired	(1)	$0.60	—	$—
Forfeited	(2)	$0.60	—	$—

Outstanding as of June 30, 2015	1,335	$1.14	171	$4.95

Exercisable as of June 30, 2015	968	$0.76	—	$—

        Total intrinsic value of options to purchase Ordinary shares exercised during the six months ended June 30, 2015 was $1.99 per share. The remaining weighted-average contractual term for options to purchase Ordinary shares and Class B shares outstanding as of June 30, 2015 was 6.2 years and 9.9 years, respectively. The per share intrinsic value of options to purchase Ordinary shares and Class B shares outstanding as of June 30, 2015 was $1.45 and $0.00, respectively. The remaining weighted-average contractual term for options to purchase Ordinary shares exercisable as of June 30, 2015 was 5.3 years. The per share intrinsic value of options to purchase Ordinary shares exercisable as of June 30, 2015 was $1.83. As of June 30, 2015, exercise prices for options to purchase Ordinary shares and Class B shares outstanding ranged from $0.50 to $2.59 and $4.95, respectively.

        As of June 30, 2015, total unrecognized compensation expense related to the options to purchase Ordinary and Class B shares was $608 thousand, which will be recognized over a weighted-average remaining period of 3.3 years.

Quench USA Holdings LLC Equity Awards

        In addition to being eligible for AquaVenture equity awards, employees of Quench USA are eligible for continued vesting of Quench USA Holdings, LLC equity awards granted before the date of the Contribution and are eligible for new grants of equity awards of Quench USA Holdings LLC, as approved by the Compensation Committee of the Board of Managers of AquaVenture.

        The Company recognizes share-based compensation expense for equity awards that will continue to vest for awards previously granted by Quench USA Holdings LLC to the extent such expense was not previously recorded. The equity awards that will continue to vest subsequent to the date of the Contribution Agreement include options to purchase ordinary shares of Quench USA Holdings LLC and incentive shares of Quench USA Holdings LLC granted as "profits interests" for federal income tax purposes. Equity awards granted after the date of the Contribution include options to purchase ordinary shares of Quench USA Holdings LLC. The awards granted pursuant to the Quench USA Holdings LLC equity incentive plan are typically subject to time-based vesting terms from the vesting

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

8. Share-based Compensation (Continued)

commencement date and certain other restrictions. Both options and incentive shares granted as "profits interests" are typically subject to a time-based vesting term, which is determined on a grant-by-grant basis. Incentive shares granted as "profits interests" have a hurdle price equal to their fair value at the time of grant, and options to purchase shares have an exercise price equal to their fair value at time of grant. The contractual term of options awarded is ten years, while the incentive shares contain no contractual term. Holders of incentive shares are entitled to receive distributions (i) with respect to their vested shares, when such distributions are made, and (ii) with respect to their unvested shares, when such shares vest. Upon termination of a recipient's business relationship with the Company, the Company has the right, but not the obligation, to repurchase the vested shares or shares issued upon exercise of an option, at the then fair value of such shares during periods specified in the award. Unvested shares and options expire on the termination of the recipient's business relationship.

        The following table presents the activity of the Quench USA Holdings LLC incentive shares granted as "profits interests" for the six months ended June 30, 2015 (in thousands, except per share amounts):

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding as of December 31, 2014	5,000	$0.13
Vested	(2,000)	$0.13

Outstanding as of June 30, 2015	3,000	$0.13

        During the six months ended June 30, 2015, the intrinsic value of such vested shares was $0.00 per share.

        The following table presents the activity of options to purchase Quench USA Holdings LLC shares for the six months ended June 30, 2015 (in thousands, except per share amounts):

	Number of Options	Weighted Average Exercise Price Per Share
Outstanding as of December 31, 2014	3,085	$1.01
Expired/canceled	(252)	$1.02
Forfeited	(302)	$1.00

Outstanding as of June 30, 2015	2,531	$1.01

Exercisable as of June 30, 2015	908	$1.04

        There were no such options exercised during the six months ended June 30, 2015. The remaining average contractual term for such options outstanding and exercisable as of June 30, 2015 was 8.9 years and 8.6 years, respectively. The per share intrinsic value for such options outstanding and exercisable as of June 30, 2015 was $0.00 and $0.00, respectively.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

8. Share-based Compensation (Continued)

        As of June 30, 2015, total unrecognized compensation expense related to the Quench USA Holdings, LLC equity awards was $890 thousand, which will be recognized over a weighted-average remaining period of 2.1 years.

Share-Based Compensation Expense

        Total share-based compensation expense recognized related to all equity awards during the six months ended June 30, 2014 and 2015 was $446 thousand and $1.6 million, respectively. The share-based compensation expense for the six months ended June 30, 2014 and 2015 included $52 thousand and $403 thousand, respectively, related to the Quench USA Holdings LLC equity awards. There was no related tax benefit for the six months ended June 30, 2014 and 2015 as a full deferred tax asset valuation allowance was recorded.

9. Commitments and Contingencies

Asset Retirement Obligations

        Asset retirement obligation ("ARO") liabilities, which arise from contractual requirements to perform certain asset retirement activities and are generally recorded when the asset is constructed, are based on the Company's engineering estimates of future costs to dismantle and remove equipment from a customer's plant site and to restore the site to a specified condition at the conclusion of a contract. As appropriate, the Company revises certain of its liabilities based on changes in the projected costs for future removal and shipping activities. These revisions, along with accretion expense, are included in cost of revenues in the unaudited condensed consolidated statement of operations.

        The following table sets forth the changes of the ARO for the six months ended June 30, 2015 (in thousands):

Six Months Ended June 30, 2015
Asset retirement obligation at December 31, 2014	$997
Accretion of obligation	18

Asset retirement obligation at June 30, 2015	$1,015

        For the six months ended June 30, 2014 and 2015, the accretion of the obligation was $17 thousand and $18 thousand, respectively. At both December 31, 2014 and June 30, 2015, the current portion of the ARO liabilities was $209 thousand and was recorded in accrued liabilities in the unaudited condensed consolidated balance sheets. At December 31, 2014 and June 30, 2015, the long-term portion of the ARO liabilities was $788 thousand and $806 thousand, respectively, and was recorded in other long-term liabilities in the unaudited condensed consolidated balance sheets.

Acquisition Contingent Consideration

        Acquisition contingent consideration represents the net present value of the additional purchase price that is contingent on the future performance of an acquired business. The acquisition contingent

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

9. Commitments and Contingencies (Continued)

consideration was derived in connection with certain historical acquisitions made by Quench prior to the Contribution and are expected to be paid as required through 2016.

        The following table sets forth the changes of the acquisition contingent consideration for the six months ended June 30, 2015 (in thousands):

Six Months Ended June 30, 2015
Acquisition contingent consideration at December 31, 2014	$1,855
Payments	(732)
Interest accretion	72

Acquisition contingent consideration at June 30, 2015	$1,195

        For the six months ended June 30, 2014 and 2015, the accretion of the obligation was $16 thousand and $72 thousand, respectively. At December 31, 2014 and June 30, 2015, the current portion of the acquisition contingent consideration was $926 thousand and $881 thousand, respectively, and was recorded in accrued liabilities in the unaudited condensed consolidated balance sheets. At December 31, 2014 and June 30, 2015, the long-term portion of the acquisition contingent consideration was $929 thousand and $314 thousand, respectively, and was recorded in other long-term liabilities in the unaudited condensed consolidated balance sheets.

        The acquisition contingent consideration liabilities are recorded at fair value as of December 31, 2014 and June 30, 2015 based on a probability-weighted discounted cash flow model which utilizes unobservable inputs such as the forecasted achievement of performance targets throughout the earn-out period, the term of the earn-out period and a discount rate of 10%. Any change in the valuation of the acquisition contingent consideration is recorded as a valuation adjustment within selling, general and administrative expenses in the unaudited condensed consolidated statements of operations.

Change in Control Incentive Bonus Plan

        In connection with the Contribution on June 6, 2014, the Company assumed a change in control management incentive bonus plan ("Quench MIP") pursuant to which certain employees of Quench USA are entitled to a special cash bonus upon the occurrence of a sale event. As defined in the Quench MIP, a sale event includes, but is not limited to, an initial public offering. The potential cash bonus pool under the Quench MIP would be the lesser of: (i) 10% of the value of the outstanding securities of Quench USA Holdings LLC in excess of $21.0 million after giving effect to all payments under the plan; or (ii) $6 million.

        As of December 31, 2014 and June 30, 2015, the Company has not recorded any liability related to the Quench MIP as no events have occurred nor was it probable an event would occur that would require payment under the Quench MIP.

Litigation, Claims and Administrative Matters

        The Company, may, from time to time, be a party to legal proceedings, claims, and administrative matters that arise in the normal course of business. The Company has made accruals with respect to

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

9. Commitments and Contingencies (Continued)

certain of these matters, where appropriate, that are reflected in the unaudited condensed consolidated financial statements but are not, individually or in the aggregate, considered material. For other matters for which an accrual has not been made, the Company has not yet determined that a loss is probable or the amount of loss cannot be reasonably estimated. While the ultimate outcome of the matters cannot be determined, the Company currently does not expect that these proceedings and claims, individually or in the aggregate, will have a material effect on the unaudited condensed consolidated financial position, results of operations, or cash flows. The outcome of any litigation is inherently uncertain, however, and if decided adversely to the Company, or if the Company determines that settlement of particular litigation is appropriate, the Company may be subject to liability that could have a material adverse effect on the unaudited condensed consolidated financial position, results of operations, or cash flows. The Company maintains liability insurance in such amounts and with such coverage and deductibles as management believes is reasonable. The principal liability risks that the Company insures against are customer lawsuits caused by damage or nonperformance, workers' compensation, personal injury, bodily injury, property damage, directors' and officers' liability, errors and omissions, employment practices liability and fidelity losses. There can be no assurance that the Company's liability insurance will cover all events or that the limits of coverage will be sufficient to fully cover all liabilities. As of December 31, 2014 and June 30, 2015, the Company has determined there are no matters for which a material loss is reasonably possible or the Company has either determined that the range of loss is not reasonably estimable or that any reasonably estimable range of loss is not material to the unaudited condensed consolidated financial statements.

10. Supplemental Cash Flow Information

        Supplemental cash flow information is as follows (in thousands):

	Six Months Ended June 30,
	2014	2015
Cash paid during the period:
Interest, net	$1,375	$2,872
Non-Cash Transaction Information
Adjustment for extinguishment/reissuance of Class A preferred shares	$109,588	$—
Class Q share issuance related to acquisitions	$143,666	$—
Class B share issuance related to acquisitions	$16,500	$—
Unpaid capital expenditures	$743	$1,375
Non-cash issuance of warrants	$132	$—
Unpaid initial public offering costs	$—	$808
Unpaid debt financing costs	$—	$288

11. Segment Reporting

        The Company has two operating and reportable segments, Seven Seas and Quench. This determination is supported by, among other factors: the existence of individuals responsible for the operations of each segment and who also report directly to our chief operating decision maker

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

11. Segment Reporting (Continued)

("CODM"), the nature of the segment's operations and information presented to the Board of Managers and our CODM. The Quench reportable segment was established upon the acquisition of Quench USA in June 2014. The Quench reportable segment includes both post-acquisition operations of Quench USA and post-acquisition operations of Atlas Watersystems, Inc., the assets of which were also acquired in June 2014. The Seven Seas segment includes the post-acquisition operations of the Acquiree, which was acquired in June 2015.

        Seven Seas provides outsourced desalination solutions and wastewater treatment for governmental, municipal, industrial and hospitality customers internationally under multi-year contracts. Quench provides bottleless filtered water coolers and other products that use filtered water as an input, such as ice machines, sparkling water dispensers and coffee brewers, to customers throughout the United States typically under multi-year contracts. Revenues reported under the Seven Seas reportable segment primarily represent bulk water sales and service, including revenues generated from service concession arrangements, whereas revenues under the Quench reportable segment primarily represent rental of filtered water and related systems.

        The Company records all non-direct general and administrative costs in its Seven Seas reportable segment and does not allocate these costs to the Quench reportable segment. All intercompany transactions are eliminated for segment presentation purposes.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

11. Segment Reporting (Continued)

        The following table provides information by reportable segment for the six months ended June 30, 2014 (in thousands):

	Six Months Ended June 30, 2014
	Seven Seas	Quench	Total
Revenues:
Bulk water	$19,067	$—	$19,067
Rental	—	2,038	2,038
Other	—	306	306

Total revenues	19,067	2,344	21,411
Gross profit:
Bulk water	9,146	—	9,146
Rental	—	1,373	1,373
Other	—	223	223

Total gross profit	9,146	1,596	10,742
Selling, general and administrative expenses	6,916	1,558	8,474

Income (loss) from operations	2,230	38	2,268
Other expense, net	(1,629)	(216)	(1,845)

Income (loss) before income tax expense	601	(178)	423
Income tax expense	238	—	238

Net income (loss)	363	(178)	185

Other information:
Depreciation and amortization expense	$4,593	$476	$5,069
Interest expense, net	$1,453	$216	$1,669
Expenditures for long-lived assets	$8,849	$702	$9,551
Amortization of deferred financing fees	$281	$7	$288

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

11. Segment Reporting (Continued)

        The following table provides information by reportable segment for the six months ended June 30, 2015 (in thousands):

	Six Months Ended June 30, 2015
	Seven Seas	Quench	Total
Revenues:
Bulk water	$21,111	$—	$21,111
Rental	—	21,954	21,954
Other	—	3,733	3,733

Total revenues	21,111	25,687	46,798
Gross profit:
Bulk water	9,046	—	9,046
Rental	—	12,440	12,440
Other	—	1,705	1,705

Total gross profit	9,046	14,145	23,191
Selling, general and administrative expenses	8,013	15,750	23,763

Income (loss) from operations	1,033	(1,605)	(572)
Other expense, net	(1,470)	(2,067)	(3,537)

Loss before income tax expense	(437)	(3,672)	(4,109)
Income tax expense	1,211	354	1,464

Net loss	(1,648)	(4,026)	(5,573)

Other information:
Depreciation and amortization expense	$5,645	$4,560	$10,205
Interest expense, net	$1,343	$2,067	$3,410
Expenditures for long-lived assets	$6,591	$4,658	$11,249
Amortization of deferred financing fees	$245	$58	$303

        As of December 31, 2014, total assets for the Seven Seas and Quench reportable segments was $159.0 million and $217.4 million, respectively. As June 30, 2015, total assets for the Seven Seas and Quench reportable segments was $251.8 million and $217.7 million, respectively.

12. Significant Concentrations, Risks and Uncertainties

        The Company is exposed to interest rate risk resulting from its variable rate loans outstanding that adjust with movements in LIBOR or the lending bank's prime lending rate.

        For the six months ended June 30, 2015, a significant portion of the Company's revenues are derived from countries in the Caribbean region. Demand for water in the Caribbean region is impacted by, among other things, levels of rainfall and the tourism industry. High levels of rainfall and a downturn in the level of tourism and demand for real estate could adversely impact the future performance of the Company.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

12. Significant Concentrations, Risks and Uncertainties (Continued)

        At June 30, 2015, a significant portion of the Company's property, plant and equipment is located in the Caribbean region. The Caribbean islands are situated in a geography where tropical storms and hurricanes occur with regularity, especially during certain times of the year. The Company designs its plant facilities to withstand such conditions; however, a major storm could result in plant damage or periods of reduced consumption or unavailability of electricity or source seawater needed to produce water. It is the Company's policy to maintain adequate levels of property and casualty insurance; however, the Company only insures certain plants.

        The operation of desalination plants requires significant amounts of electricity which typically is provided by the local utility of the jurisdiction in which the plant is located. A shortage of supply caused by force majeure or material increases in electricity costs could adversely impact the Company's operating results. To mitigate the risk of electricity cost increases, the Company has contracted with major customers for those cost increases to be borne by the customers and has invested in energy efficient technology. Management believes that rising energy costs and availability of its supply of electricity will not have a material adverse effect on its future performance.

13. Subsequent Events

        The Company has evaluated subsequent events through September 24, 2015, the date of issuance of the unaudited condensed consolidated financial statements for the six months ended June 30, 2015. The subsequent events included the following:

(a)
On July 2, 2015 and effective July 1, 2015, Quench USA acquired substantially all of the assets and certain liabilities of Region-X, LLC ("Region-X"), pursuant to an Asset Purchase Agreement ("Region-X Purchase Agreement"). Under the terms of the Region-X Purchase Agreement, the total adjusted purchase price of $609 thousand was paid in cash and is subject to certain post-closing adjustments. The Company acquired the assets of the Region-X to enhance its service offerings for certain of its filtered water systems. Certain disclosures have not been provided as the Company has not yet prepared a preliminary purchase accounting allocation. The operations of the Region-X will be included in the Quench reporting segment.

(b)
On August 1, 2015, the Company was in default of the BVI Loan Agreement as a result of its failure to meet the contractual deadline of July 31, 2015 for completing construction, acceptance testing and delivery of two sewage treatment plants and related works. On August 15, 2015, the Company entered into an equity commitment agreement with certain shareholders to provide financing up to $40.0 million in exchange for Class B shares in the event that the bank accelerates repayment as a result of this default. On September 18, 2015, the Company received a waiver of the defaults under the BVI Loan Agreement relating to the completion and testing of the two sewage treatment plants and related works, and such Agreement was amended to address certain issues relating to those sewage treatment plants and related works.

(c)
On September 3, 2015, the Company entered into the fourth amendment to the water sale agreement with a customer in Trinidad & Tobago to expand the existing desalination plant capacity by 21% and extend the term of the contract by 50 months. The Company will purchase and install the additional equipment required to facilitate this capacity expansion and will provide the additional water to the customer at contractually agreed upon prices. The Company will be responsible for ongoing costs associated with operating and maintaining the additional equipment.

Report of Independent Registered Public Accounting Firm

The Board of Directors
AquaVenture Holdings LLC:

        We have audited the accompanying consolidated balance sheets of AquaVenture Holdings LLC and subsidiaries as of December 31, 2013 and 2014, and the related consolidated statements of operations, members' equity, and cash flows for the years then ended. In connection with our audits of the consolidated financial statements, we also have audited Schedule I—Condensed Financial Information of the Registrant. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AquaVenture Holdings LLC and subsidiaries as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP
Providence, Rhode Island August 11, 2015

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	December 31,
	2013	2014
ASSETS
Current Assets:
Cash and cash equivalents	$14,277	$37,499
Trade receivables, net of allowance for doubtful accounts	5,082	10,850
Inventory	362	4,405
Deferred tax asset	—	568
Prepaid expenses and other current assets	1,772	1,576

Total current assets	21,493	54,898
Property, plant and equipment, net	98,249	107,273
Construction in progress	10,317	9,242
Long-term contract costs	—	13,468
Restricted cash	2,700	2,700
Other assets	1,973	2,109
Deferred tax asset	—	2,412
Intangible assets, net	766	60,903
Goodwill	424	123,325

Total assets	$135,922	$376,330

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND MEMBERS' EQUITY
Current Liabilities:
Accounts payable	$2,110	$4,276
Accrued liabilities	3,316	8,063
Current portion of long-term debt	7,886	8,265
Deferred revenue	—	3,348

Total current liabilities	13,312	23,952
Long-term debt	45,666	77,766
Deferred tax liability	151	806
Other long-term liabilities	753	1,837

Total liabilities	59,882	104,361

Commitments and contingencies (see Note 14)
Class A redeemable convertible preferred shares, 40,700 and 0 shares authorized, issued and outstanding at December 31, 2013 and 2014, respectively	86,397	—
Members' Equity:
Class A preferred shares, 0 and 40,700 shares authorized, issued and outstanding at December 31, 2013 and 2014, respectively	—	195,988
Class B shares, 0 and 16,500 shares authorized; 0 and 15,890 shares issued and outstanding at December 31, 2013 and 2014, respectively	—	52,620
Class Q shares, 0 and 29,037 shares authorized, issued and outstanding at December 31, 2013 and 2014, respectively	—	143,666
Common shares, 64,969 and 30,669 shares authorized; 12,376 and 11,820 shares issued and outstanding at December 31, 2013 and 2014, respectively	4,918	4,931
Management incentive plan shares, 0 and 7,900 shares authorized; 0 and 7,797 shares issued and outstanding at December 31, 2013 and 2014, respectively	—	—
Additional paid-in capital	1,384	3,138
Accumulated deficit	(16,659)	(128,374)

Total members' equity	(10,357)	271,969

Total liabilities, redeemable convertible preferred shares and members' equity	$135,922	$376,330

See accompanying notes to the consolidated financial statements.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS)

	Year Ended December 31,
	2013	2014
Revenues:
Bulk water	$27,780	$38,989
Rental	—	23,995
Other	—	4,143

Total revenues	27,780	67,127
Cost of revenues:
Bulk water	15,765	21,037
Rental	—	10,984
Other	—	2,091

Total cost of revenues	15,765	34,112
Gross profit	12,015	33,015
Selling, general and administrative expenses	11,764	31,653

Income from operations	251	1,362

Other (expense) income:
Interest expense	(961)	(5,155)
Interest income	12	7
Other expense	(124)	(325)

Loss before income taxes	(822)	(4,111)
Income tax expense (benefit)	387	(1,984)

Net loss	$(1,209)	$(2,127)

See accompanying notes to the consolidated financial statements.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)
CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY
(IN THOUSANDS)

	Class A Preferred Shares								Management Incentive Plan Shares
			Class B Shares		Class Q Shares		Common Shares
											Additional Paid-In Capital	Accumulated Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			Total
Balance at December 31, 2012	—	$—	—	$—	—	$—	11,482	$4,918	—	$—	$1,308	$(15,450)	$(9,224)
Issuance for share-based compensation, net of forfeitures	—	—	—	—	—	—	894	—	—	—	—	—	—
Accretion of Class A Redeemable Convertible Preferred shares	—	—	—	—	—	—	—	—	—	—	(148)	—	(148)
Share-based compensation	—	—	—	—	—	—	—	—	—	—	224	—	224
Net loss	—	—	—	—	—	—	—	—	—	—	—	(1,209)	(1,209)

Balance at December 31, 2013	—	—	—	—	—	—	12,376	4,918	—	—	1,384	(16,659)	(10,357)
Issuance of shares, net of issuance costs	—	—	10,638	52,620	29,037	143,666	—	—	—	—	—	—	196,286
Issuance for share-based compensation, net of forfeitures	—	—	5,252	—	—	—	(580)	—	7,797	—	—	—	—
Exercise of options	—	—	—	—	—	—	24	13	—	—	—	—	13
Accretion of Class A Redeemable Convertible Preferred shares	—	—	—	—	—	—	—	—	—	—	(3)	—	(3)
Reclassification from temporary equity	40,700	86,400	—	—	—	—	—	—	—	—	—	—	86,400
Adjustment for extinguishment and reissuance of Class A Preferred shares	—	109,588	—	—	—	—	—	—	—	—	—	(109,588)	—
Share-based compensation	—	—	—	—	—	—	—	—	—	—	1,757	—	1,757
Net loss	—	—	—	—	—	—	—	—	—	—	—	(2,127)	(2,127)

Balance at December 31, 2014	40,700	$195,988	15,890	$52,620	29,037	$143,666	11,820	$4,931	7,797	$—	$3,138	$(128,374)	$271,969

See accompanying notes to the consolidated financial statements.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

	Year Ended December 31,
	2013	2014
Cash flows from operating activities:
Net loss	$(1,209)	$(2,127)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	7,226	14,831
Accretion of asset retirement obligation	27	35
Share-based compensation expense	225	1,757
Provision for bad debts	4	693
Deferred income tax provision	206	(2,325)
Inventory write-off	—	397
Adjustment to fully-accreted asset retirement obligation	(234)	—
Change in fair value of acquisition contingent consideration	—	(45)
Loss on disposal of assets	54	604
Amortization of debt financing fees	343	609
Accretion of acquisition contingent consideration	—	116
Accretion of debt	—	79
Other	—	4
Change in operating assets and liabilities:
Trade receivables	(1,683)	682
Inventory	(126)	(871)
Prepaid expenses and other current assets	(82)	1,071
Other assets	219	70
Current liabilities	490	770

Net cash provided by operating activities	5,460	16,350

Cash flows from investing activities:
Capital expenditures	(41,754)	(20,133)
Long-term contract expenditures	—	(19)
Proceeds from restricted cash	1,000	—
Net cash paid for businesses acquired	—	(13,267)
Sale of specialty residential division	—	298
Other	—	6

Net cash used in investing activities	(40,754)	(33,115)

Cash flows from financing activities:
Proceeds from long-term debt	44,117	10,000
Payments of long-term debt	(1,072)	(8,113)
Payment of debt financing fees	(891)	(115)
Proceeds from stock subscription receivable	—	2,500
Cash restricted for debt service commitments	(2,700)	—
Payment of acquisition contingent consideration	—	(319)
Proceeds from exercise of stock options	—	13
Proceeds from issuance of B shares	—	36,021

Net cash provided by financing activities	39,454	39,987

Change in cash and cash equivalents	4,160	23,222
Cash and cash equivalents at beginning of year	10,117	14,277

Cash and cash equivalents at end of year	$14,277	$37,499

See accompanying notes to the consolidated financial statements.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Description of the Business

        AquaVenture Holdings LLC is a Delaware limited liability company, which was formed on December 14, 2006. AquaVenture Holdings LLC and its subsidiaries (collectively, "AquaVenture" or the "Company") provides its customers Water-as-a-Service (WAAS) solutions through two operating platforms: Seven Seas Water ("Seven Seas") and Quench. Both operations are critical to AquaVenture, which is headquartered in Tampa, Florida.

        Seven Seas offers WAAS solutions by providing outsourced desalination solutions and wastewater treatment for governmental, municipal, industrial and hospitality customers. These solutions utilize reverse osmosis and other purification technologies to produce potable and high purity industrial process water in high volumes for customers operating in regions with limited access to potable water. Through this outsourced service model, Seven Seas assumes responsibility for designing, financing, constructing, operating and maintaining the water treatment facilities. In exchange, Seven Seas enters into long-term agreements to sell to customers agreed-upon quantities of water that meet specified water quality standards. Seven Seas Water currently operates primarily throughout the Caribbean region and is supported by an operations center in Tampa, Florida, which provides business development, engineering, field service support, procurement and administrative functions.

        Quench offers WAAS solutions by providing bottleless filtered water coolers and other products that use filtered water as an input, such as ice machines, sparkling water dispensers and coffee brewers, to customers across the United States. Quench's point-of-use systems purify a customer's existing water supply. Quench offers solutions to a broad mix of industries, including government, education, medical, manufacturing, retail, and hospitality. Quench installs and maintains our filtered water systems in exchange for a monthly fee, typically under multi-year contracts that renew automatically. Quench services customers throughout the United States and is supported by an operations center in King of Prussia, Pennsylvania.

2. Summary of Significant Accounting Policies

Basis of Presentation

        The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of AquaVenture Holdings LLC and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include: accounting for goodwill and identifiable intangible assets and any related impairment; property, plant and equipment and any related impairment; share-based compensation; allowance for doubtful accounts; inventory valuation; obligations for asset retirement; acquisition contingent consideration; and deferred income taxes. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

        The Company classifies all highly liquid investments with an original initial maturity of three months or less as cash equivalents. Cash and cash equivalents consist of cash on hand with domestic and foreign banks and, at times, may exceed insurance limits of the Federal Deposit Insurance Corporation, or similar insurance in foreign jurisdictions. Cash and cash equivalents are stated at cost, which approximates fair value due to the short duration of their maturities.

Restricted Cash

        The Company is required to maintain three months of debt service payments on deposit in the local restricted bank accounts as a debt service reserve fund for both the following credit agreements: (i) the Amended Credit Agreement between a bank and Seven Seas Water (Trinidad) Unlimited, an indirect wholly-owned subsidiary of the Company (collectively, the "Trinidad Credit Agreement"), and (ii) the Amended Credit Agreement between a bank and Seven Seas Water Corporation (USVI), an indirect wholly-owned subsidiary of the Company (collectively, the "USVI Credit Agreement"). The required balance of restricted cash will fluctuate over the term of both agreements based on required debt service payments. As of December 31, 2013 and 2014, $2.7 million was deposited into restricted bank accounts in accordance with the terms of these credit agreements. The debt service reserve fund for the USVI Credit Agreement and the Trinidad Credit Agreement will be fully released in March 2018 and September 2020, respectively, when the respective loan balances mature.

        During the year ended December 31, 2013, $1.0 million of restricted cash was released for general use as a result of the Company meeting certain specified construction milestones in the applicable water supply agreement.

Trade Receivables, net

        Trade receivables are recorded at invoiced amounts, based principally on: meter readings; minimum take-or-pay amounts as provided in contractual arrangements; rental agreements of Company-owned filtered water systems; upon the completion of service work performed; or delivery of goods. Trade receivables do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable balance. The Company determines the allowance for doubtful accounts based on historical write-off experience, delinquency trends, and a specific analysis of significant receivable balances that are past due. Account balances are charged off against the allowance for doubtful accounts after all reasonable collection efforts have been exhausted. As of December 31, 2013 and 2014, the allowance for doubtful accounts was $47 thousand and $692 thousand, respectively.

        The provision for bad debt expenses for the years ended December 31, 2013 and 2014 was $4 thousand and $693 thousand, respectively, and is included in selling, general and administrative expenses ("SG&A") in the consolidated statements of operations. Deductions, including write-offs of uncollectible accounts receivable, to the allowance for doubtful accounts for the years ended December 31, 2013 and 2014 were $148 thousand and $48 thousand, respectively.

Inventory

        Inventory is directly related to the plant and rental assets recorded within property, plant and equipment and includes plant and filtration and related equipment, filters and parts, consumables and

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

other ancillary products and supplies. Inventory is valued at the lower of cost or net realizable value on a first-in, first-out basis and is periodically reviewed for excess and damage.

Revenue Recognition

        Through the Seven Seas and Quench operating platforms, the Company generates revenues from the following primary sources: (i) bulk water sales and service; (ii) service concession revenue; (iii) rental of water filtration and related equipment; and (iv) sale of water filtration and related equipment, supplies and maintenance services. The revenue recognition policy for each of the primary sources of revenue are as follows:

        Bulk Water Sales and Service.    Through the Seven Seas operating platform, the Company recognizes revenues from bulk water sales and service at the time water is supplied to customers in accordance with the contractual agreements. Certain contractual agreements contain minimum monthly charge provisions which allow the Company to invoice the customer for the greater of the water supplied or a minimum monthly charge. The amount of water supplied is based on meter readings performed at or near the end of the month. Estimates of revenue for unbilled water are recorded when meter readings occur at a time other than the end of a period.

        Certain contracts require the construction of facilities to provide bulk water to a specific customer are required to be accounted for as leases. These contracts are generally accounted for as operating leases as a result of the provisions of the contract. The Company has determined revenue recognition over the life of contracts determined to be operating leases is consistent with contracts for bulk water sales and service.

        Service Concession Arrangements.    Through the Seven Seas operating platform, the Company recognizes revenues from service concession arrangements. Service concession arrangements are agreements entered into with a public-sector entity which controls both (i) the ability to modify or approve the services and prices provided by the operating company and (ii) beneficial entitlement to, or residual interest in, the infrastructure at the end of the term of the agreement. The Company's service concession arrangements require the construction of infrastructure, which is ultimately operated by the Company to provide bulk water to the customer in accordance with the contractual agreement. Revenues are calculated based on the amount of water supplied and contractually established rates. The amount of water supplied is based on meter readings, which are typically performed at or near the end of the month. Estimates of revenue for unbilled water are recorded when meter readings occur at a time other than the end of a period.

        The Company has determined revenue is recognized consistent with bulk water sales and service as a result of the Company's continuing obligation to perform under the water supply contract.

        Rental of Water Filtration and Related Equipment.    Through the Quench operating platform, the Company generates revenues through the rental of its filtered water and related systems to customers. The rental agreements, which include related executory costs, are accounted for as operating leases and are considered one unit of accounting. As a result, revenues are recognized ratably over the rental agreement term. Upon the expiration of the initial rental agreement term, the Company may enter into rental agreement extensions in which revenues are recognized ratably over the extension term. Amounts paid by customers in excess of recognizable revenue are recorded as deferred revenue on the consolidated balance sheets.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

        Sale of Water and Related Filtration Equipment, Supplies and Maintenance Services.    Through the Quench operating platform, the Company recognizes revenues from the sale of water and related filtration equipment and supplies when ownership passes to the customers, the fee is fixed and determinable and collectability is reasonably assured. Depending upon the contractual terms of the arrangement, ownership may pass upon shipment, delivery or after the successful installation of the equipment at the customer site, if required. Shipping and handling costs paid by the customer are included in revenues. Maintenance services are performed on both a time-and-materials basis and through multiyear contractual arrangements. Revenues for services performed on a time-and-material basis are recognized when services have been rendered, the fee is fixed and determinable and collectability is reasonable assured. Revenues for services performance through multiyear contracts are recognized ratably over the service period. Amounts paid by customers in excess of recognizable revenue are recorded as deferred revenue on the consolidated balance sheets.

Sales Taxes Assessed by Governmental Agencies

        The Company collects sales tax for various taxing authorities and records these amounts on a net basis; thus, sales tax amounts are not included in revenues.

Property, Plant and Equipment

        Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is calculated using a straight-line method with an allowance for estimated residual values. Depreciation rates are determined based on the estimated useful lives of the assets as follows:

Building and improvements	20 years
Plants and related equipment	5 to 25 years
Rental equipment	2 to 7 years
Office furniture, fixtures, and equipment	2 to 10 years
Vehicles	3 to 7 years
Leasehold improvements	Shorter of 7 years or remaining lease term

        Depreciation expense related to the plant operations and rental property is included in cost of revenues in the consolidated statements of operations. Expenditures for repairs and maintenance are expensed as incurred whereas major betterments are capitalized.

Construction in Progress

        Construction in progress is comprised of the cost of the contracted services, direct labor, materials, and allocable overhead related to plant construction projects. Assets under construction are recorded as additions to property, plant, and equipment upon completion of the projects. Depreciation commences in the month the asset is placed in service.

Capitalized Interest

        The Company capitalizes interest incurred during the period of plant construction. Construction period interest is recorded within construction in progress during the construction period and as a cost of the underlying property, plant and equipment once the asset is placed into service.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

Long-term Contract Costs

        Long-term contract costs represent contracted services, direct labor, materials, and allocable overhead related to the construction of infrastructure for a customer under a service concession arrangement. Once placed into service, the infrastructure is operated and maintained by the Company under the terms of the arrangement. Expenditures for repairs and maintenance of the infrastructure are expensed as incurred whereas major betterments of the infrastructure are capitalized. Long-term contract costs are amortized on a straight-line basis over the remaining service concession arrangement period. Amortization commences in the month the infrastructure is placed in service and is recorded in cost of revenues on the consolidated statements of operations.

        Long-term contract costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Goodwill and Other Intangible Assets

        Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a business combination. Goodwill is reviewed for impairment at least annually on November 30 and more frequently if a change in circumstances or the occurrence of events indicates that potential impairment exists. The Company first performs a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is determined to be more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company performs the quantitative analysis of the goodwill impairment test. Otherwise, the quantitative test is optional.

        Under the quantitative analysis, the recoverability of goodwill is measured at the Seven Seas or Quench reporting unit level, which the Company has determined to be consistent with its operating segments, by comparing the reporting unit's carrying amount, including goodwill, to the fair market value of the reporting unit. The Company determines the fair value of its reporting units based on a weighting of the present value of projected future cash flows (the "Income Approach") and a comparative market approach under both the guideline company method and guideline transaction method (collectively, the "Market Approach"). Fair value using the Income Approach is based on the Company's estimated future cash flows on a discounted basis. The Market Approach compares each of the Company's reporting units to other comparable companies based on valuation multiples derived from operational and transactional data to arrive at a fair value. Factors requiring significant judgment include, among others, the determination of comparable companies, assumptions related to forecasted operating results, discount rates, long-term growth rates, and market multiples. Changes in economic or operating conditions, or changes in the Company's business strategies, that occur after the annual impairment analysis and which impact these assumptions, may result in a future goodwill impairment charges, which could be material to the Company's consolidated financial statements.

        Other intangible assets consist of certain trade names, customer relationships and non-compete agreements. Intangible assets which have a finite life are amortized over their estimated useful lives on a straight-line basis and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indefinite-lived intangible assets, which consist of certain trade names, are not amortized but are tested for impairment at least annually or more frequently if events or circumstances indicate the asset may be impaired.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

Long-Lived Assets

        Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recognition and measurement of a potential impairment is performed on assets grouped with other assets and liabilities at the lowest level where identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to future undiscounted net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group. Fair value is determined through various valuation techniques including discounted cash flows models, quoted market values and third-party independent appraisals, as considered necessary. During 2013 and 2014, there were no indicators of potential impairments identified.

Share-Based Compensation

        AquaVenture accounts for share-based compensation by measuring the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value. The cost is recognized over the requisite service period, net of estimated forfeitures. If the actual number of forfeitures differs from those estimated, additional adjustments to compensation expense may be required in future periods.

Asset Retirement Obligations

        The Company has asset retirement obligations ("AROs") arising from contractual requirements to perform certain asset retirement activities at the time it disposes of certain plants and equipment. The liability is recorded in the period in which the obligation meets the definition of a liability, which is generally when the asset is constructed or placed in service. The ARO liability is based on the Company's engineering estimates of future costs to dismantle and remove equipment from a customer's plant site and to restore the site to a specified condition at the conclusion of a contract. The corresponding asset retirement costs are capitalized as plant and equipment and depreciated over the asset's useful life. The liability is initially measured at fair value and subsequently adjusted for accretion expense and changes in the amount or timing of the estimated cash flows. Accretion expense is recorded in cost of revenues in the consolidated statements of operations. Actual costs are charged against the related liability as incurred and any difference between the actual costs incurred and the liability is recognized as a gain or loss in the consolidated statements of operations.

Acquisition Contingent Consideration

        Acquisition contingent consideration represents the net present value of the additional purchase price that is contingent upon future performance of an acquired business. The acquisition date fair value of acquisition contingent consideration is recognized, as deemed appropriate, as an asset, liability or equity. Acquisition contingent consideration is re-measured to fair value at the end of each reporting period with the change in fair value recorded as a gain or loss in selling, general and administrative expenses in the consolidated statements of operations. As of December 31, 2013 and 2014, the Company has classified acquisition contingent consideration as a liability on the consolidated balance sheets.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

Income Taxes

        The Company accounts for income taxes using the asset and liability approach to the recognition of deferred tax assets and liabilities for the expected future tax consequences of differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Unless it is "more likely than not" that a deferred tax asset can be utilized to offset future taxes, a valuation allowance is recorded against that asset.

        The Company evaluates tax positions that have been taken or are expected to be taken in its tax returns, and records a liability for uncertain tax positions. The Company uses a two-step approach to recognize and measure uncertain tax positions. First, tax positions are recognized if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon examination, including resolution of related appeals or litigation processes, if any. Second, tax positions are measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes in the accompanying consolidated financial statements.

        As a limited liability company, the parent company is not subject to U.S. federal or state income taxes and items of taxable income and expense are allocated to its members in accordance with the provisions of AquaVenture Holdings LLC's limited liability operating agreement ("LLC Agreement"). Under the terms of the LLC Agreement, the Company is required to distribute to each member a cash distribution equal to the federal taxable income allocated to such member times the highest statutory combined federal and state income tax rate for the jurisdiction in which any member is domiciled. Certain of the Company's subsidiaries file separate tax returns and are subject to federal income taxes at the corporate level in the U.S. or in other foreign jurisdictions. Certain other subsidiaries operate in jurisdictions that do not impose taxes based on income.

Fair Value Measurements

        Fair value is an exit price that represents the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. Accordingly, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company discloses the manner in which fair value is determined for assets and liabilities based on a three-tiered fair value hierarchy. The hierarchy ranks the quality and reliability of the information used to determine the fair values. The three levels of inputs described in the standard are:

  •
  Level 1: Quoted prices in active markets for identical assets or liabilities.

  •
  Level 2: Observable inputs, other than Level 1 prices, for the assets or liabilities, either directly or indirectly, for substantially the full term of the assets or liabilities.

  •
  Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

        At December 31, 2014, the Company has valued acquisition contingent consideration and warrant liability utilizing Level 3 inputs. At December 31, 2013, there were no assets or liabilities valued utilizing Level 3 inputs.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

        The carrying values of cash and cash equivalents, accounts receivable, accounts payable, and other current assets and liabilities approximate fair value because of the short-term nature of these instruments.

Foreign Currency

        The Company's functional currency is the U.S. dollar for all foreign operations. From time to time, the Company purchases inventory, equipment, and services from businesses in countries whose functional currency is not the U.S. dollar. The Company's obligation for such transactions are generally denominated in U.S. dollars and, as such, do not represent a material currency exposure. During the years ended December 31, 2013 and 2014, the Company incurred foreign currency transaction losses of $64 thousand and $45 thousand, respectively, which was recorded in other expenses in the consolidated statements of operations.

Adoption of New Accounting Pronouncements

        In January 2014, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that specifies that an operating entity of a service concession arrangement entered into with a public-sector entity grantor should not account for the service concession arrangement as a lease. The amendments also specify that the infrastructure used in a service concession arrangement should not be recognized as property, plant, and equipment of the operating entity. The transition requires a modified retrospective approach to service concession arrangements that exist at the beginning of an entity's fiscal year of adoption. Early adoption is permitted.

        The Company early adopted the guidance as of January 1, 2014 on a modified retrospective approach. Prior to the adoption, the Company classified costs incurred to construct infrastructure required by service concession arrangements as property, plant and equipment. This property, plant and equipment was depreciated in accordance with the Company's policy over the life of the related water supply contract. The guidance on service concession arrangements prohibits a company from recording the construction of infrastructure as property, plant and equipment. Instead, the Company records construction costs incurred as long-term contract costs which are amortized over the remaining life of the contract on a straight-line basis. Revenues for service concession arrangements will be recorded consistently with revenues under the contracts recorded prior to the adoption as a result of the Company's continuing obligation to perform under the related water supply contract.

        As of January 1, 2014, the Company reclassified $6.9 million of property, plant and equipment, net of accumulated depreciation, and $5.1 million of construction in progress to long-term contract costs.

        In August 2014, the FASB issued authoritative guidance regarding disclosure of uncertainties about an entity's ability to continue as a going concern, which requires management to evaluate, at each interim and annual reporting period, whether there are conditions or events that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date the financial statements are issued, and provide related disclosures. The guidance will be effective for the Company for annual periods ending after December 15, 2016, and for annual and interim periods thereafter, and early adoption is permitted. The Company early adopted the guidance as of December 31, 2014 on a prospective basis. As a result of there being no substantial doubt about the ability of the Company to continue as a going concern, the Company concluded there was no significant impact on the consolidated financial statements.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncements

        In July 2013, the FASB issued authoritative guidance requiring standard presentation of an unrecognized tax benefit when a carryforward related to net operating losses or tax credits exists. This guidance will be applied prospectively and is effective for the Company beginning January 1, 2015. The Company evaluated impact of the accounting and disclosure requirements and has concluded there is no material impact on the Company's consolidated financial statements.

        In May 2014, the FASB issued authoritative guidance regarding revenue from contracts with customers, which specifies that revenue should be recognized when promised goods or services are transferred to customers in an amount that reflects the consideration which the company expects to be entitled in exchange for those goods or services. This guidance will be effective for annual reporting periods beginning on or after December 15, 2017 and interim periods within those annual periods and will require enhanced disclosures. The Company is currently evaluating the potential impact of the accounting and disclosure requirements on the consolidated financial statements.

        In April 2015, the FASB issued authoritative guidance requiring that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The guidance will be effective for annual periods beginning after December 15, 2015, and for annual and interim periods thereafter, and early adoption is permitted. The Company does not expect the accounting requirements to have a material impact on the Company's consolidated financial statements.

3. Business Combinations

Quench USA Holdings LLC

        On June 6, 2014, AquaVenture Holdings LLC acquired all of the assets of Quench USA Holdings LLC (the "Contributor") under a Contribution Agreement dated as of June 6, 2014 ("Contribution Agreement") in exchange for AquaVenture's issuance of 29,036,947 Class Q shares and 2,829,598 Class B shares (the "Contribution"). The assets of the Contributor included all issued and outstanding capital stock of Quench USA, Inc. ("Quench USA") and any cash held.

        The Class Q shares and Class B shares issued to the Contributor had a fair value at the time of contribution of $143.7 million and $14.0 million, respectively (or an aggregate purchase price of $157.7 million). The fair value of the Class Q and B shares was derived from certain equity transactions with third parties that occurred before the execution of the Contribution Agreement. Transaction-related costs incurred by AquaVenture during the year ended December 31, 2014 were $265 thousand and were expensed as incurred within SG&A in the consolidated statements of operations.

        The Company acquired the assets of the Contributor to expand its Water-as-a-Service solutions.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Business Combinations (Continued)

        The following table summarizes the purchase price allocated to the fair value of assets acquired, including intangibles recorded in conjunction with the business combination, and liabilities assumed (in thousands):

Assets Acquired:
Cash and cash equivalents	$7,804
Trade receivables	5,584
Inventory	2,795
Property, plant and equipment	12,009
Other assets	1,458
Subscription receivable	2,500
Customer relationships	48,330
Trade names	5,130
Non-compete agreements	110
Goodwill	112,420

Total assets acquired	198,140
Liabilities Assumed:
Accounts payable and accrued liabilities	(4,912)
Deferred revenue	(2,961)
Other current liabilities	(306)
Long-term debt	(30,192)
Acquisition contingent consideration	(2,103)

Total liabilities assumed	(40,474)

Total purchase price	$157,666

        The assets and liabilities in the purchase price allocation are stated at fair value based on estimates of fair value using available information and making assumptions management believes are reasonable. The shareholder receivable, which was collected in full in June 2014, relates the sale of equity by the Contributor prior to the execution of the Contribution Agreement. Intangibles identified and valued related to the transaction include customer relationships, trade names and non-compete agreements. The fair value of the trade names was determined using the relief from royalty method which is based on the present value of royalty fees derived from projected revenues using a discount rate of 9.6%. The fair value of the customer relationships was determined using the multi-period excess earnings method which is based on the present value of the projected after-tax cash flows using a discount rate of 9.6%. The Company determined the weighted average useful life at the date of valuation for the trade names to be 23.6 years, the non-compete agreements to be 5.0 years and the customer relationships to be 15.0 years.

        Goodwill was composed of synergies not valued, is not deductible for tax purposes and will be recorded within the Quench reporting unit.

        Long-term debt of Quench USA at the date of contribution included: (i) the Amended Loan and Security Agreement between a lender and Quench USA ("Quench Loan Agreement") with an unpaid

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Business Combinations (Continued)

principal balance of $30.0 million and a fair value of $29.6 million and (ii) notes payable related to vehicle financing with a remaining unpaid balance of $574 thousand.

Atlas Watersystems, Inc.

        On June 16, 2014, Quench USA, then a wholly-owned subsidiary of AquaVenture, acquired all of the assets and certain liabilities of Atlas Watersystems, Inc. ("Atlas"), pursuant to an Asset Purchase Agreement ("Atlas Purchase Agreement"). Under the terms of the Atlas Purchase Agreement, all of the assets of Atlas were acquired for a total purchase price of $23.6 million, after giving effect to a $129 thousand post-closing working capital adjustment due to the Company. The consideration included $21.1 million in cash and $2.5 million, or 505,285 shares, of Class B shares of AquaVenture. The total purchase price is subject to certain adjustments provided for in the Atlas Purchase Agreement. On the closing date, Quench placed $2.4 million of the total purchase price into escrow to secure Atlas' indemnification obligations for a period of 24 months from the closing date, and to satisfy certain adjustments to the purchase price.

        Transaction-related costs were insignificant and were expensed as incurred within SG&A in the consolidated statement of operations.

        The Company acquired Atlas to expand its geographical coverage and strengthen its national service network for the Quench operations.

        The following table summarizes the purchase price allocated to the fair value of assets acquired, including intangibles recorded in conjunction with the business combination, and liabilities assumed (in thousands):

Assets Acquired:
Trade receivables	$1,559
Inventory	832
Property, plant and equipment	3,658
Other assets	123
Customer relationships	8,864
Trade names	16
Non-compete agreements	80
Goodwill	10,585

Total assets acquired	25,717
Liabilities Assumed:
Deferred revenue	(1,920)
Other liabilities	(226)

Total liabilities assumed	(2,146)

Total purchase price	$23,571

        The assets and liabilities in the purchase price allocation are stated at fair value based on estimates of fair value using available information and making assumptions management believes are reasonable. Acquisition intangibles identified and valued related to the transaction include customer

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Business Combinations (Continued)

relationships, trade names and non-compete agreements. The fair value of the customer relationships was determined using the multi-period excess earnings method which is based on the present value of the projected net cash flows using a discount rate of 13.6%. The Company determined the weighted average useful life at the date of valuation for the trade names to be 2.0 years, the non-compete agreements to be 4.0 years and the customer relationships to be 15.0 years.

        Goodwill was composed of synergies not valued, is deductible for tax purposes and will be recorded within the Quench reporting unit.

Pro Forma Financial Information

        The following unaudited pro forma financial information (in thousands) for the Company gives effect to the acquisitions of the Contributor's assets, which occurred on June 6, 2014, and Atlas' assets, which occurred on June 16, 2014, as if both had occurred at the beginning of each of the periods presented. These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that actually would have resulted had the acquisitions occurred on the date indicated, or that may result in the future.

	Year Ended December 31,
	2013	2014
Revenues	$77,048	$90,544
Net (loss) income	$(3,295)	$4,046

        The pro forma financial information for the year ended December 31, 2013 includes an adjustment to record deferred revenues at their fair value as of January 1, 2013. As a result, the pro forma financial information for the year ended December 31, 2013 included a reduction to revenues and a corresponding increase to the net loss of $335 thousand.

        The amount of revenues and net loss of the acquired companies, in the aggregate, included in the consolidated statements of operations since acquisition was $28.1 million and $4.8 million, respectively.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Property, Plant and Equipment and Construction in Progress

        Property, plant and equipment and construction in progress consisted of the following (in thousands):

	December 31,
	2013	2014
Land	$2,485	$2,485
Building and improvements	1,150	1,150
Plants and related equipment	118,010	110,284
Rental equipment	—	17,259
Office furniture, fixtures, and equipment	1,705	3,772
Vehicles	232	1,132
Leasehold improvements	361	727

	123,943	136,809
Less: accumulated depreciation	(25,694)	(29,536)

Property, plant and equipment, net	$98,249	$107,273

Construction in progress	$10,317	$9,242

        During the years ended December 31, 2013 and 2014, the Company capitalized interest expense of $761 thousand and $0, respectively. Total depreciation expense for the years ended December 31, 2013 and 2014 was $7.1 million and $10.6 million, respectively, of which $6.7 million and $9.8 million, respectively, was recorded in cost of revenues.

        Included in rental equipment are assets on lease and held for lease by the Quench operating platform. As of December 31, 2014, assets on lease were $14.4 million, net of accumulated depreciation of $1.7 million, and assets on hold for lease were $541 thousand, net of accumulated depreciation of $598 thousand.

        Future minimum rental revenues to be generated from the leased assets under non-cancelable operating leases are summarized as follows (in thousands):

Year ending December 31:
2015	$26,029
2016	7,669
2017	2,343
2018	633
2019	194

5. Long-term Contract Costs

        Long-term contract costs of $6.9 million and $5.1 million were reclassified from property, plant and equipment, net of accumulated depreciation, and construction in progress, respectively, as of January 1, 2014 in connection with the early adoption of service concession guidance. At December 31, 2014, long-term contract costs were $13.5 million. For the year ended December 31, 2014, the Company recorded amortization expense of $1.8 million.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Income Taxes

        For income tax purposes, the domestic and foreign components of income (loss) before income tax were as follows (in thousands):

	Year Ended December 31,
	2013	2014
Loss from domestic operations	$(502)	$(8,896)
(Loss) income from foreign operations	(320)	4,785

	$(822)	$(4,111)

        The provision for income taxes consisted of the following (in thousands):

	Year Ended December 31,
	2013	2014
Current:
Foreign	$374	$341
Deferred:
Foreign	13	(2,325)

	$387	$(1,984)

        As of December 31, 2013 and 2014, income tax payable was $181 thousand and $523 thousand, respectively, and was recorded in accrued liabilities in the consolidated balance sheets.

        The provision for income taxes shown above varied from the U.S. statutory federal income tax rate for those periods as follows:

	Year Ended December 31,
	2013	2014
Federal income tax rate	34.0%	35.0%
State income taxes, net of Federal tax effect	(2.7)	6.8
Foreign income tax rate differences	(54.1)	15.4
Effect of flow-through entity	(46.5)	(13.1)
Change in valuation allowance	50.2	(36.5)
Disallowed management fees	—	(18.2)
Economic development tax benefit	—	71.8
Investment tax allowances	—	6.9
Share-based compensation	(10.7)	(14.2)
Other items, net	(17.3)	(5.6)

Effective tax rate	(47.1)%	48.3%

        The Company evaluates the recoverability of its deferred income tax assets by assessing the need for a valuation allowance. A valuation allowance is established against some or all of the deferred tax

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Income Taxes (Continued)

assets if the Company determines it is more likely than not that the deferred income tax assets will not be recovered.

        Deferred income tax assets and liabilities are composed of the following (in thousands):

	December 31,
	2013	2014
Deferred taxes, current:
Assets:
Accrued compensation	$—	$128
Provision for bad debts	—	289
Expense reserves	—	262

Deferred tax asset, current	—	679
Valuation allowance	—	(111)

Deferred tax asset, net—current	—	568

Deferred taxes, non-current:
Assets:
Domestic net operating loss carryforwards	527	20,167
Foreign net operating loss carryforwards	20,408	17,865
Property, plant and equipment, net	—	229
Other	587	1,457

Deferred tax asset, non-current	21,522	39,718
Liabilities:
Property, plant and equipment, net	(18,479)	(15,971)
Intangible assets, net	(71)	(15,735)
Other	(3)	(30)

Deferred tax liability, non-current	(18,553)	(31,736)
Valuation allowance	(3,120)	(6,376)

Deferred tax asset, net—non-current	(151)	1,606

Net deferred tax asset	$(151)	$2,174

        As of December 31, 2013, the Company estimated $1.4 million, $1.4 million and $73.1 million of federal, state and foreign net operating loss carryforwards, respectively. As of December 31, 2014, the Company estimated $51.7 million, $39.0 million and $65.4 million of federal, state and foreign net operating loss carryforwards, respectively. The federal loss carryforwards will begin to expire in 2028. The state loss carryforwards will expire at various times beginning in 2015. The foreign loss carryforwards of $45.1 million, in the aggregate, for Trinidad, Chile and Peru do not expire. The remaining foreign loss carryforwards will begin to expire in 2018.

        Utilization of our net operating loss carryforwards may be subject to annual limitations due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such annual limitations could result in the expiration of the net operating loss carryforwards before their utilization. The events that may cause ownership change include, but are not limited to a cumulative

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Income Taxes (Continued)

stock ownership change of greater than 50% over a three-year period. Also, net operating loss and credit carryforwards of one subsidiary are not currently available to offset income generated by another subsidiary, which will affect the future benefit from and utilization of these carryforwards.

        As of December 31, 2013 and 2014, the Company had invested or planned to invest approximately $12.5 million and $18.4 million, respectively, of undistributed earnings indefinitely. If in the future this income is repatriated or if the Company determines that the earnings will be remitted in the foreseeable future, additional tax provisions may be required. Management believes the amount of unrecognized deferred income tax liabilities on the undistributed earnings is immaterial.

        GAAP requires a valuation allowance to reduce the deferred income tax assets recorded if, based on the weight of the evidence, it is more likely than not, that some portion or all of the deferred income tax assets will not be realized. After consideration of all the evidence, the Company has determined that a valuation allowance of approximately $3.1 million and $6.5 million is necessary at December 31, 2013 and 2014, respectively. The company recognized a net increase in the valuation allowance of $3.4 million during the year ended December 31, 2014, of which $1.9 million related to the accounting for business combinations and $1.5 million related to the Company's determination about the realizability of the deferred tax assets.

        The Company or one of its subsidiaries files income tax returns in the US federal jurisdiction, various state jurisdictions and foreign jurisdictions. With few exceptions, the Company is no longer subject to US federal examinations by tax authorities for years before 2011 and state and local and non U.S. income tax examinations by tax authorities before 2009. To the extent net operating loss carryforwards are utilized, the tax years in which those net operating loss carryforwards were generated may be subject to adjustment by tax authorities during the examination of a tax return in which those net operating loss carryforwards are utilized.

        GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions are "more likely than not" to be sustained by the Company upon challenge by the applicable tax authority. Tax positions not deemed to meet the "more likely than not" threshold and that would result in a tax benefit or expense to the Company would be recorded as a tax benefit or expense in the current period. The Company's policy on its classification of interest and penalties on any unrecognized tax benefits is to recognize the interest and penalties as a component of income tax expense or benefit. Management does not believe that there are any uncertain tax positions for the years ended December 31, 2013 and 2014. No interest or penalties have been recognized in either the consolidated statements of operations or the consolidated balance sheets.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Goodwill and Other Intangible Assets

Goodwill

        The following table contains a disclosure of changes in the carrying amount of goodwill in total and for each reporting unit for the years ended December 31, 2013 and 2014 (in thousands):

	Seven Seas	Quench	Total
Balance as of January 1, 2013	$424	$—	$424

Balance as of December 31, 2013	424	—	424
Acquisition of Quench	—	112,420	112,420
Acquisition of Atlas	—	10,585	10,585
Sale of specialty residential division	—	(104)	(104)

Balance as of December 31, 2014	$424	$122,901	$123,325

        The acquisition of Atlas in June 2014 included a division focused on specialty residential services. During October 2014, the Company sold the residential division for a total sale price of $297 thousand. The Company determined $104 thousand of the existing goodwill was related to the specialty residential division.

        The Company performed its annual impairment test as of November 30, 2014 for both the Seven Seas and Quench reporting units. The Company first performed a qualitative assessment of each reporting unit to determine if it was more likely than not that the fair value of the reporting unit was less than its carrying amount, including goodwill. Based upon the qualitative assessments of both the Seven Seas and Quench reporting units, it was determined that it was not more likely than not that the fair value of the reporting units were less than the carrying values. Therefore, no quantitative test was performed for either the Seven Seas or Quench reporting unit.

        There was no goodwill impairment charge recorded during the years ended December 31, 2013 or 2014. The carrying value of goodwill at December 31, 2013 and 2014 for both the Seven Seas and Quench reporting units represents the gross amount of goodwill attributable to each reporting unit.

Other Intangible Assets

        The gross and net carrying values of other intangible assets by major intangible asset class, are as follows (in thousands):

	December 31, 2013
	Gross Carrying Amount	Accumulated Amortization	Carrying Value
Definite-lived intangible assets
Customer relationships	$1,761	$(1,268)	$493
Indefinite-lived intangible assets			—
Trade names	273	—	273

Total	$2,034	$(1,268)	$766

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Goodwill and Other Intangible Assets (Continued)

	December 31, 2014
	Gross Carrying Amount	Accumulated Amortization	Carrying Value
Definite-lived intangible assets
Customer relationships	$58,955	$(3,510)	$55,445
Trade names	5,146	(128)	5,018
Non-compete agreements	190	(23)	167
Indefinite-lived intangible assets
Trade names	273	—	273

Total	$64,564	$(3,661)	$60,903

        Amortization expense for these intangible assets for the years ended December 31, 2013 and 2014 was $107 thousand and $2.4 million, respectively. Amortization expense for these intangible assets for 2015, 2016, 2017, 2018 and 2019 is expected to be $4.2 million, $4.2 million, $4.1 million, $4.1 million and $4.1 million, respectively.

        There was no impairment expense related to other intangible assets recorded during the years ended December 31, 2013 and 2014.

8. Accrued Liabilities

        Accrued liabilities consisted of the following (in thousands):

	December 31,
	2013	2014
Employee-related liabilities	$156	$1,820
Other accrued expenses	3,160	6,243

	$3,316	$8,063

9. Long-Term Debt

        Long-term debt under the Trinidad Credit Agreement, USVI Credit Agreement, Quench Loan Agreement and vehicle financing included the following (in thousands):

	December 31,
	2013	2014
Trinidad Credit Agreement	$28,929	$24,643
USVI Credit Agreement	24,623	21,023
Quench Loan Agreement	—	39,565
Vehicle financing	—	800

Total debt	53,552	86,031
Less: current portion of long-term debt	(7,886)	(8,265)

Total long-term debt	$45,666	$77,766

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Long-Term Debt (Continued)

Trinidad Credit Agreement

        On April 9, 2012, Seven Seas Water (Trinidad) Unlimited, an indirect wholly-owned subsidiary of the Company, entered into a credit agreement as a borrower with a bank to partially finance the construction of a water plant in Trinidad. The Trinidad Credit Agreement was subsequently amended on April 15, 2013 to modify restrictions related to distributions and certain financial covenants, May 21, 2013 to modify project completion and drawdown dates, September 9, 2013 to modify the final drawdown date and completion certificate requirements, May 20, 2014 to modify restrictions related to distributions, on October 20, 2014 to reduce the minimum tangible net worth financial covenant of the Company from $65.0 million to $50.0 million, and on June 4, 2015 to modify certain covenants on capital expenditures and insurance requirements.

        The Company began borrowing under the Trinidad Credit Agreement in August 2012 with the final drawdown of borrowed funds occurring in October 2013. During the drawdown period, the credit agreement provided for variable interest at LIBOR plus 4.0%. When the drawdown period was completed in October 2013, interest on 50% of the loan was fixed at 5.64% with the remaining 50% at a variable rate based on LIBOR plus 4.0%. The weighted-average interest rate was 4.9% as of December 31, 2014. The loan principal is repayable in equal monthly installments over a seven-year period maturing in September 2020. The bank holds a security interest in the shares and all of the assets of Seven Seas Water (Trinidad) Unlimited.

        The Trinidad Credit Agreement is guaranteed by the parent company. The Trinidad Credit Agreement limits the amount of additional indebtedness that Seven Seas Water (Trinidad) Unlimited can incur and places annual limits on capital expenditures for the subsidiary. Seven Seas Water (Trinidad) Unlimited is only permitted to make distributions to shareholders and affiliates of the Company if specified debt service coverage ratios are met and it is in compliance with all loan covenants. In addition, both Seven Seas Water (Trinidad) Unlimited and the parent company, as guarantor, are subject to quarterly financial covenant compliance and must maintain a minimum debt service reserve fund with the bank. The Company was in compliance with, or received a waiver for, all such covenants as of December 31, 2014.

        The Company may prepay the principal amounts of the loans, prior to the maturity date, in whole or in part. If the prepayment has been made prior to April 9, 2015, the Company is required to concurrently pay both a prepayment penalty of 1% of the principal payment made and any breakage fees incurred by the lender. Prepayments made after April 9, 2015 are not subject to a prepayment penalty.

USVI Credit Agreement

        On March 27, 2013, Seven Seas Water Corporation (USVI), an indirect wholly-owned subsidiary of the Company, entered into a credit agreement to partially finance the construction of a water plant in the USVI. The USVI Credit Agreement was subsequently amended on: September 9, 2013 to modify certain agreement definitions, on May 20, 2014 to modify restrictions related to distributions and on October 20, 2014 to reduce the minimum tangible net worth financial covenant of the Company from $65.0 million to $50.0 million.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Long-Term Debt (Continued)

        The Company began borrowing under the USVI Credit Agreement in April 2013 with the final drawdown of borrowed funds occurring in October 2013. During the drawdown period, the credit agreement provided for variable interest at LIBOR plus 3.25%. When the drawdown period was completed in October 2013, interest on 60% of the loan was fixed at 4.55% with the remaining 40% at a variable rate based on LIBOR plus 3.25%. The weighted-average interest rate was 4.1% as of December 31, 2014. The loan principal is repayable beginning in January 2014 in twenty-four monthly installments of $300 thousand followed by twenty-six monthly installments of $375 thousand with a final balloon payment of $7.7 million due in March 2018. The bank holds a security interest in the shares and all of the assets of Seven Seas Water (USVI) Unlimited.

        The USVI Credit Agreement is guaranteed by the parent company. The USVI Credit Agreement limits the amount of additional indebtedness that Seven Seas Water Corporation (USVI) can incur and places annual limits on capital expenditures for the subsidiary. Seven Seas Water (USVI) Unlimited is only permitted to make distributions to shareholders and affiliates of the Company if specified debt service coverage ratios are met and it is in compliance with all loan covenants. In addition, both Seven Seas Water Corporation (USVI) and the parent company, as guarantor, are subject to quarterly financial covenant compliance and must maintain a minimum debt service reserve fund with the bank. The Company was in compliance with, or received a waiver for, all such covenants as of December 31, 2014.

        The Company may prepay the principal amounts of the loans, prior to the maturity date, in whole or in part. If the prepayment is made prior to March 27, 2016, the Company is required to concurrently pay both a prepayment penalty of 1% of the principal payment made and any breakage fees incurred by the lender. Prepayments made after March 27, 2016 are not subject to a prepayment penalty.

Quench Loan Agreement

        On the date of Contribution Agreement, the liabilities of Quench USA included the Amended Loan and Security Agreement between a lender and Quench USA. The Quench Loan Agreement included: (i) a Tranche A Term Loan of $12.5 million with a maturity date of December 23, 2018; (ii) a Tranche B Term Loan of $7.5 million with a maturity date of December 23, 2018; and (iii) a Tranche C Term Loan of $10.0 million with a maturity date of December 23, 2018.

        On June 16, 2014, the Quench Loan Agreement was amended in connection with the acquisition of Atlas. The third amendment included the following: (i) a consent of the acquisition of Atlas; (ii) a requirement for an $11 million capital contribution to Quench USA in connection with the Atlas acquisition; (iii) added and disbursed a Tranche D Term Loan in the amount of $10.0 million with a maturity date of December 23, 2018; and (iv) a grant of seven-year warrants to the lender to purchase 60,635 of Class B Shares of the Company at a purchase price of $4.9477 per share.

        The Tranche A Term Loan of $12.5 million contains an interest rate per annum equal to the base rate in effect for such month, plus 6% per annum, provided that in no event shall the interest rate per annum be less than 9.5% (9.5% as of December 31, 2014). The Tranche B, C and D Loans of $7.5 million, $10.0 million and $10.0 million, respectively, each contain an interest rate per annum equal to the base rate in effect for such month, plus 5.5% per annum, provided that in no event shall the interest rate per annum be less than 9.0% (9.0% as of December 31, 2014). The base rate for each tranche is defined as the greater of the highest Prime Rate in effect during the month or the highest

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Long-Term Debt (Continued)

three-month LIBOR rate in effect during each month, plus 2.5% per annum. Interest only payments are due monthly.

        The unpaid principal balance of the Tranche A Term Loan outstanding on December 23, 2015 shall be repaid in: (i) 12 equal monthly principal payments of $156 thousand, commencing on January 23, 2016; (ii) 12 equal monthly principal payments of $208 thousand, commencing on January 23, 2017; (iii) 12 equal monthly principal payments of $260 thousand, commencing on January 23, 2018 and (iv) the remaining amount of $5.0 million on December 23, 2018 . The unpaid principal balance of the Tranche B Term Loan outstanding on December 23, 2015 shall be repaid in: (i) 12 equal monthly principal payments of $94 thousand, commencing on January 23, 2016; (ii) 12 equal monthly principal payments of $125 thousand, commencing on January 23, 2017; (iii) 12 equal monthly principal payments of $156 thousand, commencing on January 23, 2018 and (iv) the remaining amount of $3.0 million on December 23, 2018. The unpaid principal balance of the Tranche C Term Loan and Tranche D Term Loan outstanding on December 23, 2015 shall each be repaid in: (i) 12 equal monthly principal payments of $125 thousand, commencing on January 23, 2016; (ii) 12 equal monthly principal payments of $167 thousand, commencing on January 23, 2017, and continuing on the same day of each month thereafter until December 23, 2017; (iii) 12 equal monthly principal payments of $208 thousand, commencing on January 23, 2018 and (iv) the remaining amount of $4.0 million on December 23, 2018.

        Quench USA may prepay the principal amounts of the loans, prior to the maturity date, in whole or in part, provided that Quench USA concurrently pays:

  i.
  All accrued and unpaid interest on the principal so prepaid;

  ii.
  A prepayment fee equal to 2.0% of the amount prepaid if prepayment occurs on or prior to June 16, 2016, and 1.0% of the amount prepaid if prepayment occurs after June 16, 2016 and on or before June 16, 2017. The prepayment fee shall be due from Quench USA upon any prepayment of the principal of the loans, including without limitation any prepayment as a result of an event of default or the exercise of any rights or remedies by the lender following the same. Prepayments of the loans shall be applied pro rata to the principal installments due or outstanding on the loans.

        The Quench Loan Agreement is collateralized by substantially all of Quench USA's assets. In addition to a minimum net recurring revenue covenant, Quench USA is required to comply with certain other financial and nonfinancial covenants. Quench USA was in compliance with all such covenants as of December 31, 2014.

        As noted above, pursuant to the Quench Loan Agreement amendment on June 16, 2014, the lender was granted a seven-year warrant to purchase 60,635 Class B Shares of the Company at a purchase price of $4.9477 per share ("Class B Warrant"). The fair value of the Class B Warrant on the date of grant was determined to have an aggregate value of $132 thousand using the Black-Scholes-Merton option pricing model. The Class B Warrants are accounted for as a liability. An amount equal to the grant date fair value of the Class B Warrant was recorded as a debt discount and is being amortized over the remaining term of the Quench Loan Agreement. As of December 31, 2014, the Class B Warrant had a fair value of $120 thousand and is classified as a long-term liability in the consolidated balance sheets.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Long-Term Debt (Continued)

        There was no debt accretion in the year ended December 31, 2013. The accretion of the Company's debt for the year ended December 31, 2014 was $79 thousand and is recorded as interest expense in the consolidated statements of operations.

Other Debt

        The Company finances its vehicles for a three-year term with interest rates per annum ranging from 1.6% to 6.8%.

Maturities of Long-Term Debt

        Maturities of long-term debt was as follows as of December 31, 2014 (in thousands):

Amount Due
2015	$8,265
2016	15,004
2017	16,821
2018	38,440
2019	4,287
2020 and thereafter	3,214

Total long-term debt	$86,031

Restricted Net Assets

        In accordance with the negative covenants as defined within the Quench Loan Agreement, Quench USA is prohibited from performing certain acts including, but not limited to, making loans to any other person or entity, making investments in any other person or entity, paying or declaring dividends on Quench USA's stock, or transferring any of the assets of Quench USA deemed to be collateral without prior consent of the lender. As a result of the negative covenants, Quench USA is restricted from transferring its net assets to the Company. The Trinidad Loan Agreement and USVI Loan Agreement both contain provisions to restrict assets through the prohibition of dividends and the transfer of assets in the event the Company fails to meet certain financial ratios. However, the Company exceeded such financial ratios as of December 31, 2013 and 2014 and, thus, there were no net asset restrictions for Seven Seas Water (Trinidad) Unlimited and Seven Seas Water Corporation (USVI). As of December 31, 2013 and 2014, the restricted net assets of the Company amounted to $0 and $165.0 million, or 0% and 60.7%, of total consolidated net assets, respectively.

Deferred Financing Fees

        The Company incurred debt financing fees in relation to long-term debt arrangements. These fees are amortized over the term of the related debt using the effective interest method. At December 31, 2013 and 2014, deferred financing fees, net of amortization, were $1.8 million and $1.7 million, respectively, and were recorded in other assets in the consolidated balance sheets. Amortization expense related to debt financing fees for the years ended December 31, 2013 and 2014 was

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Long-Term Debt (Continued)

$343 thousand and $609 thousand, respectively, and was included in interest expense in the consolidated statements of operations.

10. Fair Value Measurements

        At December 31, 2013 and 2014, the Company had the following assets and liabilities measured at fair value in the consolidated balance sheets:

  •
  Money market funds are measured on a recurring basis and are recorded at fair value based on each fund's quoted market value per share in an active market, which is considered a Level 1 input.

  •
  Acquisition contingent consideration is measured on a recurring basis and is recorded at fair value based on a probability-weighted discounted cash flow model which utilizes unobservable inputs such as the forecasted achievement of performance targets throughout the earn-out period, which is considered a Level 3 input.

  •
  The warrant liability is measured on a recurring basis and is recorded at fair value based on a Black-Scholes-Merton option pricing model. Any changes in fair value will be recorded in earnings.

        There were no transfers into or out of Level 1, 2 or 3 assets during the years ended December 31, 2013 and 2014. Transfers between levels are deemed to have occurred if the lowest level of input were to change.

        The Company's measurements at fair value on a recurring as of December 31, 2013 and 2014 were as follows (in thousands):

Assets/Liabilities Measured at Fair Value	Asset/ (Liability)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2013
Recurring basis:
Money market funds	$6,580	$6,580	$—	$—
As of December 31, 2014
Recurring basis:
Money market funds	$4,728	$4,728	$—	$—
Warrant liability	$(120)	$—	$—	$(120)
Acquisition contingent consideration	$(1,855)	$—	$—	$(1,855)

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Fair Value Measurements (Continued)

        The following table sets forth the changes in the estimated fair value for the Level 3 classified warrant liability (in thousands):

Fair value at December 31, 2013	$—
Issuance of warrant liability	132
Change in fair value	(12)

Fair value at December 31, 2014	$120

        The following assumptions were used to determine the fair value of the warrant liability as of December 31, 2014: (i) expected term of 6.5 years; (ii) expected volatility of 36.4%; (iii) risk-free rate of 1.9%; and (iv) expected dividends of 0%.

        See Note 14—"Commitments and Contingencies" for changes in the estimated fair value and additional information on the acquisition contingent consideration.

11. Members' Equity

        The following table provides the number of shares authorized, issued and outstanding by class of shares issued by AquaVenture as of December 31, (in thousands):

	2013		2014
Class of shares	Authorized	Issued and Outstanding	Authorized	Issued and Outstanding
Class A Preferred Shares:
Class A-1 preferred shares	10,000	10,000	10,000	10,000
Class A-2 preferred shares	10,500	10,500	10,500	10,500
Class A-3 preferred shares	7,700	7,700	7,700	7,700
Class A-4 preferred shares	12,500	12,500	12,500	12,500

Total preferred shares	40,700	40,700	40,700	40,700
Class B shares	—	—	16,500	15,890
Class Q shares	—	—	29,037	29,037
Common Shares:
Ordinary shares	55,000	3,384	20,000	3,408
Incentive shares	9,969	8,992	10,669	8,412

Total common shares	64,969	12,376	30,669	11,820
Management Incentive Plan shares	—	—	7,900	7,797

        The Class B, Class Q and Management Incentive Plan ("MIP") shares were authorized during June 2014 by the approval of the Fourth Amended and Restated Limited Liability Agreement of AquaVenture Holdings LLC ("Amended LLC Agreement"). Certain Class B and all of the Class Q shares were issued upon completion of the Contribution in June 2014. The MIP shares were granted in connection with compensatory arrangements during June 2014. With the exception of the MIP shares which are non-voting, the Class A Preferred shares, Class B shares, Class Q shares, two classes of

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Members' Equity (Continued)

Common shares and the MIP shares differ primarily by their rights to distributions under the Amended LLC Agreement. Liability for each member is limited to its investment in the securities of the Company.

Class A Preferred Shares

        The Class A Preferred shares consist of four series of shares.

        Before the approval of the Amended LLC Agreement in June 2014, under the terms of the LLC Agreement then in effect, at any time after January 1, 2014, the holders of at least fifty-nine percent (59%) of the then outstanding Class A Preferred shares were entitled to request that the Company redeem for cash all of the outstanding Class A Preferred shares at a price equal to the greater of (a) the applicable Class A Preferred share original issue price plus a preferred return of 8% per annum, compounded annually, and any other declared distributions or (b) the amount distributable with respect to the applicable Class A Preferred share if the Company were dissolved pursuant to the terms of the LLC Agreement then in effect. As required by the Trinidad Credit Agreement, and eventually by the USVI Credit Agreement, the Class A Preferred shareholders waived their redemption rights in April 2012 while these loans remain outstanding. In June 2014, the redemption feature of the Class A Preferred shares was eliminated by the approval of the Amended LLC Agreement. Prior to the elimination of the redemption feature, the Class A Preferred shares were recorded in temporary equity in the consolidated balance sheets at it's par value as redemption was not deemed probable at December 31, 2013.

        The carrying value of the Class A Preferred shares was accreted to the applicable original per share issue price from date of issue through January 1, 2014. The amounts accreted during the years ended December 31, 2013 and 2014 were $148 thousand and $3 thousand, respectively.

        Before the approval of the Amended LLC Agreement, under the terms of the LLC Agreement then in effect, the Class A Preferred shares were convertible, at the option of the holder at any time, into such number of Ordinary shares as was determined by dividing the issuance price by the then applicable conversion price. As of December 31, 2013, each Class A Preferred share was convertible into one Ordinary share. The conversion feature of the Class A Preferred shares was eliminated and the number of Ordinary shares authorized in the event of a conversion was reduced by the approval of the Amended LLC Agreement in June 2014. The holders of Class A Preferred shares are entitled to one vote for each share.

        The elimination of the redemption and conversion features in June 2014 was treated as an extinguishment of the security and immediate reissuance of the Class A preferred shares. The Class A preferred shares were adjusted at the time of their reissuance to a fair value of $196.0 million, or a net change in value of $109.6 million, with an offsetting adjustment to accumulated deficit in the consolidated balance sheets.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Members' Equity (Continued)

        The following is a summary of the activity of the Company's Class A redeemable convertible preferred shares for the years ended December 31, 2013 and 2014:

	Shares	Amount
Balance as of December 31, 2012	40,700	$86,249
Accretion of Class A preferred shares	—	148

Balance as of December 31, 2013	40,700	$86,397
Accretion of Class A preferred shares	—	3
Adjustment for extinguishment and reissuance of Class A preferred shares	—	109,588
Reclassification from temporary equity to permanent equity	(40,700)	(195,988)

Balance as of December 31, 2014	—	$—

Liquidation Rights

        Under the Amended LLC Agreement, cash or property shall be distributed on a pari passu basis as follows:

  •
  the Class B Percentage as defined in the Amended LLC Agreement, to the holders of Class B shares;

  •
  the Class Q Percentage as defined in the Amended LLC Agreement, to the holders of Class Q shares; and

  •
  the Remaining Percentage as defined in the Amended LLC Agreement, to holders of Class A Preferred shares, MIP shares and Common shares (including both Incentive and Ordinary shares).

        The Class B Percentage, Class Q Percentage and Remaining Percentage are based primarily on the number of Class B shares and Class Q shares outstanding and the number of Class A Preferred shares and Common shares (including both Incentive and Ordinary shares) that were outstanding as of the date of the Contribution.

        Under the Amended LLC Agreement, cash or property to be distributed to holders of Class A Preferred shares, MIP shares and Common shares (including both Incentive and Ordinary shares) shall be distributed in the following order of priority:

  •
  first, to holders of Class A Preferred shares in the amount of the preferred return. The preferred return is a cumulative amount that accrued daily at a rate of 8% per annum, compounded annually, through March 31, 2014 as applied to the holder's Class A investment, as though such shares were issued on the date on which the first of the respective series of Class A Preferred shares were issued;

  •
  second, to the holders of the Class A Preferred shares with respect to their Class A Preferred shares until the Class A investment of all holders of Preferred shares is zero;

  •
  third, to the holders of Class A Preferred shares and Ordinary shares in proportion to the number of such shares held by them until the aggregate amount of distributions made to the

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Members' Equity (Continued)

    holders of Class A Preferred shares and the Ordinary shares for such distributions equals $0.50 per share;

  •
  fourth, if the aggregate amount of all distributions (excluding the preferred return) made to holders of the Class A Preferred share with respect to each Class A-1, A-2, and A-3 Preferred share is less than $4.65, to the holders of Class A Preferred shares, Ordinary shares and Incentive shares in proportion to the number of such shares held by them until the aggregate amount of all distributions (excluding the preferred return) to holders of Class A-1, A-2, and A-3 Preferred shares with respect to each Class A-1, A-2 and A-3 Preferred share is equal to $4.65 per respective share;

  •
  fifth, (i) 50% to the holders of MIP shares in proportion to the number of such shares held by them until the aggregate of distributions made to MIP shares is equal to $1.00 per share; and (ii) 50% to the holders of Class A Preferred shares, Ordinary shares and Incentive shares in proportion to the number of such shares held by them;

  •
  sixth, if the aggregate amount of all distributions (excluding the preferred return) made to holders of the Class A Preferred shares with respect to each Class A-1, A-2, and A-3 Preferred share is less than $5.50, to the holders of Class A Preferred shares, Ordinary shares and Incentive shares in proportion to the number of such shares held by them until the aggregate amount of all distributions (excluding the preferred return) to holders of Class A-1, A-2, and A-3 Preferred shares with respect to each Class A-1, A-2 and A-3 Preferred share is equal to $5.50 per share;

  •
  seventh, to the holders of Ordinary shares and Incentive shares in proportion to the number of such shares held by them until the aggregate of all distributions to the holders of Ordinary shares with respect to each Ordinary share is $5.50 per share; and

  •
  eighth, to the holders of Class A Preferred shares, Ordinary shares and Incentive shares in proportion to the number of such shares held by them.

        If the Company, or a direct or indirect wholly-owned subsidiary of the Company consummates a qualified public offering, the Company shall (i) determine the value of its assets by valuing its equity securities at the price per share reflected in the prospectus for the qualified public offering and (ii) using such valuation, determine the hypothetical amount of distributions that would be made to all members if the Company had dissolved and made liquidating distributions and the percentage that each share would be distributed of the total amount that would have been distributed in such hypothetical distribution (the "Post-IPO Percentages"). After the qualified public offering, distributions of cash or property at such time and record dates as determined by the Board of Directors shall be made in accordance with the Post-IPO Percentages.

        Before the qualified public offering, no holder of a Class B share, Incentive share or MIP share that is intended to qualify as a "profits interest" for federal tax purposes shall participate in (and no such Incentive share shall be treated as outstanding for purposes of apportioning) any distributions with respect to such share until a total amount equal to the hurdle price with respect to such share has been distributed in respect of such shares subsequent to the issuance of such share. After the qualified public offering, all distributions shall be made in accordance with the Post-IPO Percentages.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Members' Equity (Continued)

Other Member Rights

        Under certain circumstances members have certain rights to, among other things, (i) participate in future issuances of new equity securities to the extent needed to maintain their respective ownership on a fully diluted, as-if converted basis and (ii) purchase a pro rata percentage of future issuances of new equity that are not purchased by other Members.

12. Share-based Compensation

AquaVenture Equity Awards

        The AquaVenture Equity Incentive Plan, which was amended on June 6, 2014 and October 27, 2014, allows for the issuance of MIP shares, Incentive shares and Class B shares, and the grant of options to purchase Common shares (including both Incentive shares and Ordinary shares) and Class B shares, to officers, employees, managers, directors and other key persons, including consultants to the Company (collectively, the "Participants"). All such grants are subject to time-based vesting, which is determined on a grant-by-grant basis, and certain other restrictions.

        As of December 31, 2013, the aggregate number of shares by class authorized for grant under the Equity Incentive Plan, subject to adjustment upon a change in capitalization, was 10.4 million Common shares (including both Incentive and Ordinary shares). As of December 31, 2014, the aggregate number of shares by class authorized for grant under the Equity Incentive Plan, subject to adjustment upon a change in capitalization, was: (i) 7.9 million MIP shares; (ii) 10.7 million Common shares (including both Incentive and Ordinary shares); and (iii) 6.0 million Class B shares.

        Class B shares, MIP shares and Incentive shares granted as "profits interests" for federal tax purposes have a hurdle price equal to their fair value at the time of grant, and options to purchase shares have an exercise price equal to their fair value at time of grant. The contractual term of options awarded is typically ten years, while all other award types contain no contractual term. Holders of the Class B shares, MIP shares and Incentive shares are entitled to receive distributions (i) with respect to their vested shares, when such distributions are made, and (ii) with respect to their unvested shares, when such shares vest. Upon termination of a recipient's business relationship with the Company, the Company has the right, but not the obligation, to repurchase the vested shares or shares issued upon exercise of an option, at the then fair value of such shares during periods specified in the awards. Unvested shares and options expire on the termination of the recipient's business relationship.

        During the year ended December 31, 2014, the Company granted Incentive shares, Class B shares and options to purchase Ordinary shares, each having the following time-based vesting schedule: (i) 25% of the grant vests on the first anniversary of the vesting commencement date specified in the award and (ii) 6.25% of the grant vests quarterly thereafter. In addition, the Company granted MIP shares having time-based vesting, with 12.5% of the grant vesting quarterly, commencing on June 30, 2014.

        The Company uses the Black-Scholes option pricing model to determine the fair value of the Incentive shares, Class B shares and options for Ordinary shares granted under the plan. The following

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Share-based Compensation (Continued)

weighted average assumptions by share class were used to determine such fair values of the awards granted during the years ended December 31:

	2013		2014
	Incentive Shares	Ordinary Shares	Class B Shares	Incentive Shares	Ordinary Shares
Expected term (years)	5.9	5.9	2.5	2.5	6.3
Expected volatility	38.1%	38.0%	25.0%	27.7%	37.9%
Risk-free rate	1.5%	1.2%	0.8%	0.6%	2.0%
Expected dividends	0.0%	0.0%	0.0%	0.0%	0.0%

        The simplified method was used to determine the expected term assumptions as the Company does not have sufficient history to make more refined estimates of the expected term. The risk-free rate assumption was based on U.S. Treasury yields with similar terms. Since the Company's shares are not publicly traded and its shares are rarely traded privately, expected volatility was estimated based on based on historical results of comparable industry peer companies that are publicly traded. The expected dividend yield is 0% because the Company does not have a history of paying dividends or future plans of doing so.

        The Company used an alternative option pricing method to derive the fair value of the MIP shares granted during the year ended December 31, 2014 as a result of MIP shares being limited to a maximum of $1.00 per share of value for the holder. The alternative option pricing method calculates the fair value of equity securities by determining the net value of call options which represent the present value of expected future returns to each class of securities. In determining the fair value of the MIP shares, the Company used an expected term of 1.3 years, expected volatility of 40%, a risk-free rate of 0.1%, expected dividends of 0% and the current equity value of the Company. In addition, the Company applied a 15% discount rate to the value of the calculated value of the call options due to the lack of marketability of the securities.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Share-based Compensation (Continued)

        The following table presents the activity of the Incentive shares, MIP shares and Class B shares for the years ended December 31, 2013 and 2014 (in thousands, except per share amounts):

	Incentive Shares		MIP Shares		Class B Shares
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding as of December 31, 2012	2,658	$0.19	—	$—	—	$—
Granted	1,125	$0.16	—	$—	—	$—
Vested	(910)	$0.21	—	$—	—	$—
Forfeited	(231)	$0.28	—	$—	—	$—

Outstanding as of December 31, 2013	2,642	$0.17	—	$—	—	$—
Granted	525	$0.38	7,797	$0.31	5,252	$0.82
Vested	(1,105)	$0.18	(2,924)	$0.31	—	$—
Forfeited	(1,105)	$0.15	—	$—	—	$—

Outstanding as of December 31, 2014	957	$0.28	4,873	$0.31	5,252	$0.82

        During the years ended December 31, 2013 and 2014, the per share intrinsic value of the vested Incentive shares was $0.42 and $2.09, respectively. The intrinsic value of the vested MIP shares was $0 during the year ended December 31, 2014. No Class B shares vested during the year ended December 31, 2014. As of December 31, 2014, 525 thousand Incentive shares had a hurdle price of $2.09 while the remaining 432 thousand shares had a hurdle price of $0. All of the Class B shares had a hurdle price of $4.95 per share as of December 31, 2014. The MIP shares had a hurdle price of $0.

        As of December 31, 2014, total unrecognized compensation expense related to the Incentive shares, MIP shares and Class B shares was $5.9 million, which will be recognized over a weighted-average remaining period of 3.2 years.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Share-based Compensation (Continued)

        The following table presents the activity of options to purchase Ordinary shares for the years ended December 31, 2013 and 2014 (in thousands, except per share amounts):

	Number of Options	Weighted Average Exercise Price Per Share	Weighted Average Grant Date Fair Value
Outstanding as of December 31, 2012	944	$0.55
Granted	158	$0.50	$0.14
Expired	(13)	$0.60

Outstanding as of December 31, 2013	1,089	$0.55
Granted	412	$2.59	$1.05
Exercised	(24)	$0.53
Forfeited	(39)	$2.13
Expired	(28)	$0.53

Outstanding as of December 31, 2014	1,410	$1.11

Exercisable as of December 31, 2014	909	$0.55

        There were no options exercised during the year ended December 31, 2013. Total intrinsic value of options exercised during the year ended December 31, 2014 was $2.06 per share. The remaining weighted-average contractual term for options outstanding and exercisable as of December 31, 2014 was 6.5 years and 5.0 years, respectively. The per share intrinsic value of options outstanding and options exercisable as of December 31, 2014 was $1.48 and $2.04, respectively. As of December 31, 2014, exercise prices for the options to purchase Ordinary shares outstanding ranged from $0.50 to $2.59.

        As of December 31, 2014, total unrecognized compensation expense related to the options to purchase Ordinary shares was $387 thousand, which will be recognized over a weighted-average remaining period of 3.2 years.

Quench USA Holdings, LLC Equity Awards

        In addition to being eligible for AquaVenture equity awards, employees of Quench USA remain eligible for continued vesting of Quench USA Holdings, LLC equity awards granted before the date of the Contribution and remain eligible for new grants of equity awards of Quench USA Holdings, LLC, as approved by the Compensation Committee of the Board of Managers of AquaVenture.

        The Company recognizes share-based compensation expense for equity awards that will continue to vest and for new awards granted by Quench USA Holdings, LLC to the extent such expense was not previously recorded. The equity awards that will continue to vest subsequent to the date of the Contribution Agreement include options to purchase ordinary shares of Quench USA Holdings, LLC and incentive shares of Quench USA Holdings, LLC granted as "profits interests" for federal income tax purposes. Equity awards granted after the date of the Contribution include options to purchase ordinary shares of Quench USA Holdings, LLC. The awards granted pursuant to the Quench USA Holdings, LLC equity incentive plan are typically subject to time-based vesting terms from the vesting

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Share-based Compensation (Continued)

commencement date and certain other restrictions. Both options and incentive shares granted as "profits interests" are typically subject to a time-based vesting term, which is determined on a grant-by-grant basis. Incentive shares granted as "profits interests" have a hurdle price equal to their fair value at the time of grant, and options to purchase shares have an exercise price equal to their fair value at time of grant. The contractual term of options awarded is ten years, while the incentive shares contain no contractual term. Holders of incentive shares are entitled to receive distributions (i) with respect to their vested shares, when such distributions are made, and (ii) with respect to their unvested shares, when such shares vest. Upon termination of a recipient's business relationship with the Company, the Company has the right, but not the obligation, to repurchase the vested shares or shares issued upon exercise of an option, at the then fair value of such shares during periods specified in the award. Unvested shares and options expire on the termination of the recipient's business relationship.

        The Company uses the Black-Scholes option pricing model to determine both the grant date fair value and fair value as of the end of each period of the Quench USA Holdings, LLC awards granted or vested subsequent to the date of the Contribution. The share-based compensation expense recorded within the consolidated statements of operations reflects the vested portion of the fair value of equity awards as of December 31, 2014. The weighted-average assumptions for the awards granted subsequent to the date of the Contribution Agreement were: (i) expected term of 6.25 years; (ii) expected volatility of 35.2%; (iii) risk-free rate of 1.9%; and (iv) expected dividend percentage of 0%. As of December 31, 2014, the Company determined there was no difference between the grant date fair value of the outstanding equity awards and the fair value as of December 31, 2014, and, as a result, no additional share-based compensation was recorded.

        The following table presents the activity of the Quench USA Holdings, LLC incentive shares granted as "profits interests" for the period from June 6, 2014 through December 31, 2014 (in thousands, except per share amounts):

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding as of June 6, 2014	7,000	$0.13
Vested	(2,000)	$0.13

Outstanding as of December 31, 2014	5,000	$0.13

        During the period from June 6, 2014 through December 31, 2014, the intrinsic value of such vested shares was $0 per share.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Share-based Compensation (Continued)

        The following table presents the activity of options to purchase Quench USA Holdings, LLC shares for the period from June 6, 2014 through December 31, 2014 (in thousands, except per share amounts):

	Number of Options	Weighted Average Exercise Price Per Share	Weighted Average Grant Date Fair Value
Outstanding as of June 6, 2014	2,189	$1.02
Granted	905	$1.00	$0.38
Forfeited	(9)	$1.00

Outstanding as of December 31, 2014	3,085	$1.01

Exercisable as of December 31, 2014	897	$1.05
        There were no such options exercised during the period from June 6, 2014 through December 31, 2014. The remaining average contractual term for such options outstanding and exercisable as of December 31, 2014 was 9.4 years and 9.1 years, respectively.

        As of December 31, 2014, total unrecognized compensation expense related to the Quench USA Holdings, LLC equity awards was $1.4 million, which will be recognized over a weighted-average remaining period of 2.4 years.

Share-Based Compensation Expense

        Total share-based compensation expense recognized related to all equity awards during the years ended December 31, 2013 and 2014 was $225 thousand and $1.8 million, respectively. The share-based compensation expense for the year ended December 31, 2014 includes $463 thousand related to the Quench USA Holdings, LLC equity awards. There was no related tax benefit for the years ended December 31, 2013 and 2014 as a full deferred tax asset valuation allowance was recorded.

13. Employee Benefit Plans

        On April 1, 2013, the Company began offering a defined contribution 401(k) plan to its Seven Seas employees in the United States ("SSW Plan"). The Company contributes 3% of each employee's salary to the SSW Plan. In addition, on June 6, 2014 in connection with the acquisition of Quench USA, the Company assumed the Quench USA, Inc. 401(K) Profit Sharing Plan and Trust ("Quench Plan") which covers substantially all of the employees of Quench USA. The Company matches 50% of the first 6% of the employee's compensation deferred in the Quench Plan. The Company's expense for both the plans for the years ended December 31, 2013 and 2014 was $113 thousand and $443 thousand, respectively.

14. Commitments and Contingencies

Asset Retirement Obligations

        ARO liabilities, which arise from contractual requirements to perform certain asset retirement activities and is generally recorded when the asset is constructed, is based on the Company's

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Commitments and Contingencies (Continued)

engineering estimates of future costs to dismantle and remove equipment from a customer's plant site and to restore the site to a specified condition at the conclusion of a contract. As appropriate, the Company revises certain of its liabilities based on changes in the projected costs for future removal and shipping activities. These revisions, along with accretion expense, are included in cost of revenues in the consolidated statement of operations.

        A reconciliation of the beginning and ending amounts of the ARO is as follows (in thousands):

	DECEMBER 31,
	2013	2014
Asset retirement obligation at beginning of year	$1,078	$999
Liabilities incurred	242	—
Liabilities settled	(114)	(36)
Accretion of obligation	27	34
Adjustment to fully-accreted obligation	(234)	—

Asset retirement obligation at end of year	$999	$997

        At December 31, 2013 and 2014, the current portion of the ARO liabilities was $246 thousand and $209 thousand, respectively, and was recorded in accrued liabilities in the consolidated balance sheets. At December 31, 2013 and 2014, the long-term portion of the ARO liabilities was $753 thousand and $788 thousand, respectively, and was recorded in other long-term liabilities in the consolidated balance sheets.

Acquisition Contingent Consideration

        Acquisition contingent consideration represents the net present value of the additional purchase price that is contingent on the future performance of an acquired business. The acquisition contingent consideration was derived in connection with certain historical acquisitions made by Quench prior to the Contribution and are expected to be paid as required through 2016.

        A reconciliation of the acquisition contingent consideration for the period from June 6, 2014, or date of the Contribution Agreement, to December 31, 2014 is as follows (in thousands):

Acquisition contingent consideration at June 6, 2014	$2,103
Valuation adjustments	(45)
Payments	(319)
Interest accretion	116

Acquisition contingent consideration at December 31, 2014	$1,855

        At December 31, 2014, the current and long-term portion of the acquisition contingent consideration was $926 thousand and $929 thousand, respectively, and was recorded in accrued liabilities and other long-term liabilities, respectively, in the consolidated balance sheets.

        The acquisition contingent consideration liabilities are recorded at fair value as of December 31, 2014 based on a probability-weighted discounted cash flow model which utilizes unobservable inputs

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Commitments and Contingencies (Continued)

such as the forecasted achievement of performance targets throughout the earn-out period, the term of the earn-out period and a discount rate of 10%. As of December 31, 2014, the Company estimated remaining payments (undiscounted) for the acquisition contingent consideration to range from $1.96 million to $2.0 million, which is the contractual cap. Any change in the valuation of the acquisition contingent consideration is recorded as a valuation adjustment within SG&A in the consolidated statements of operations.

        A change in the assumptions used to calculate the fair value of the acquisition contingent consideration could result in a significant change in the fair value. A 10% increase in the discount rate would result in a decrease in fair value of $13 thousand while a 10% decrease in the discount rate would result in an increase in the fair value of $13 thousand at December 31, 2014.

Leases

        The Company leases space and operating assets under non-cancelable operating leases expiring at various dates with some containing escalation in rent clauses, rent concessions and/or renewal options. Minimum lease payments under operating leases are recognized on a straight-line basis over the term of the lease, including any periods of free rent. Rent expense for the years ended December 31, 2013 and 2014 was $559 thousand and $1.5 million, respectively.

        Future minimum lease payment under non-cancelable operating leases are summarized as follows (in thousands):

Years ending December 31:
2015	$1,514
2016	1,118
2017	988
2018	829
2019	327
Thereafter	559

$5,335

Change in Control Incentive Bonus Plan

        In connection with the Contribution on June 6, 2014, the Company assumed a management and incentive bonus ("Quench MIP") pursuant to which certain employees of Quench USA are entitled to a special cash bonus upon the occurrence of a sale event. As defined in the Quench MIP, a sale event includes, but is not limited to, an initial public offering. The potential cash bonus pool under the Quench MIP would be the lesser of: (i) 10% of the value of the outstanding securities of Quench USA Holdings LLC in excess of $21 million after giving effect to all payments under the plan; or (ii) $6 million.

        As of December 31, 2014, the Company has not recorded any liability related to the Quench MIP as no events have occurred nor was it probable an event would occur that would require payment under the Quench MIP.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Commitments and Contingencies (Continued)

Litigation

        The Company, may, from time to time, be a party to legal proceedings, claims, and administrative matters that arise in the normal course of business. The Company has made accruals with respect to certain of these matters, where appropriate, that are reflected in the consolidated financial statements but are not, individually or in the aggregate, considered material. For other matters for which an accrual has not been made, the Company has not yet determined that a loss is probable or the amount of loss cannot be reasonably estimated. While the ultimate outcome of the matters cannot be determined, the Company currently does not expect that these proceedings and claims, individually or in the aggregate, will have a material effect on the consolidated financial position, results of operations, or cash flows. The outcome of any litigation is inherently uncertain, however, and if decided adversely to the Company, or if the Company determines that settlement of particular litigation is appropriate, the Company may be subject to liability that could have a material adverse effect on the consolidated financial position, results of operations, or cash flows. The Company maintains liability insurance in such amounts and with such coverage and deductibles as management believes is reasonable. The principal liability risks that the Company insures against are customer lawsuits caused by damage or nonperformance, workers' compensation, personal injury, bodily injury, property damage, directors' and officers' liability, errors and omissions, employment practices liability and fidelity losses. There can be no assurance that the Company's liability insurance will cover all events or that the limits of coverage will be sufficient to fully cover all liabilities. As of December 31, 2014, the Company has determined there are no matters for which a material loss is reasonably possible or the Company has either determined that the range of loss is not reasonably estimable or that any reasonably estimable range of loss is not material to the consolidated financial statements.

Purchase Commitments

        The Company has entered into commitments to complete the construction of certain desalination plants. As of December 31, 2014, these commitments totaled approximately $2.9 million and are expected to be fully completed and paid in 2015.

15. Supplemental Cash Flow Information

        Supplemental cash flow information is as follows for the years ended December 31 (in thousands):

	2013	2014
Cash Paid during the Period:
Income taxes, net	$—	$6
Interest, net	$759	$4,380
Non-Cash Transaction Information:
Adjustment for extinguishment/reissuance of Class A preferred shares	$—	$109,588
Class Q share issuance related to acquisitions	$—	$143,666
Class B share issuance related to acquisitions	$—	$16,500
Unpaid capital expenditures	$2,453	$1,223
Non-cash issuance of warrants	$—	$132

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Segment Reporting

        The Company has two operating and reportable segments including Seven Seas and Quench. This determination is supported by, among other factors: the existence of individuals responsible for the operations of each segment and who also report directly to the Company's chief operating decision maker ("CODM"), the nature of the segment's operations and information presented to the Company's governing board and CODM. The Quench reportable segment was established upon the acquisition of Quench USA in June 2014. The Quench reportable segment includes both post-acquisition operations of Quench USA and post-acquisition operations of Atlas Watersystems, Inc., the assets of which were also acquired in June 2014. The Company only had the Seven Seas reportable segment for the year ended December 31, 2013.

        Seven Seas provides outsourced desalination solutions and wastewater treatment for governmental municipal, industrial and hospitality customers internationally under long-term contracts. Quench provides bottleless filtered water coolers and other products that use filtered water as an input, such as ice machines, sparkling water dispensers and coffee brewers, to customers throughout the United States typically under multi-year contracts. Revenues reported under the Seven Seas reportable segment primarily represent bulk water sales and service, including revenues generated from service concession arrangements, whereas revenues under the Quench reportable segment primarily represent rental of filtered water and related systems.

        The Company records all non-direct general and administrative costs in its Seven Seas reportable segment and does not allocate these costs to the Quench reportable segment. All intercompany transactions are eliminated for segment presentation purposes.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Segment Reporting (Continued)

        The following table provides information by reportable segment for the year ended December 31, 2013 (in thousands):

	Year Ended December 31, 2013
	Seven Seas	Total
Revenues:
Bulk water	$27,780	$27,780
Rental	—	—
Other	—	—

Total revenues	27,780	27,780
Gross profit:
Bulk water	12,015	12,015
Rental	—	—
Other	—	—

Total gross profit	12,015	12,015
Selling, general and administrative expenses	11,764	11,764

Income from operations	251	251
Other expense, net	(1,073)	(1,073)

Loss before income tax	(822)	(822)
Income tax expense	387	387

Net loss	$(1,209)	$(1,209)

Other information:
Depreciation and amortization expense	$7,226	$7,226
Interest expense	$961	$961
Expenditures for long-lived assets	$41,754	$41,754
Amortization of deferred financing fees	$343	$343
As of December 31, 2013:
Total assets	$135,922	$135,922

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Segment Reporting (Continued)

        The following table provides information by reportable segment for the year ended December 31, 2014 (in thousands):

	Year Ended December 31, 2014
	Seven Seas	Quench	Total
Revenues:
Bulk water	$38,989	$—	$38,989
Rental	—	23,995	23,995
Other	—	4,143	4,143

Total revenues	38,989	28,138	67,127
Gross profit:
Bulk water	17,952	—	17,952
Rental	—	13,011	13,011
Other	—	2,052	2,052

Total gross profit	17,952	15,063	33,015
Selling, general and administrative expenses	14,119	17,534	31,653

Income (loss) from operations	3,833	(2,471)	1,362
Other expense, net	(3,147)	(2,326)	(5,473)

Income (loss) before income tax expense	686	(4,797)	(4,111)
Income tax benefit	(1,984)	—	(1,984)

Net income (loss)	$2,670	$(4,797)	$(2,127)

Other Information:
Depreciation and amortization expense	$9,624	$5,207	$14,831
Interest expense	$2,829	$2,326	$5,155
Expenditures for long-lived assets	$15,300	$4,833	$20,133
Amortization of deferred financing fees	$542	$67	$609
As of December 31, 2014:
Total assets	$158,951	$217,379	$376,330

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Segment Reporting (Continued)

        Revenues earned by major geographical region were (in thousands):

	Year Ended December 31,
	2013	2014
United States	$—	$28,138
Foreign:
Trinidad & Tobago	4,518	12,600
Curaçao	4,046	5,652
Turks and Caicos	1,373	1,526
St. Maarten	7,736	7,778
US. Virgin Islands	9,191	10,605
All other countries	916	828

Total foreign	27,780	38,989

Total revenues	$27,780	$67,127

        Revenues earned from major customers, which are all included within the Seven Seas reportable segment, were (in thousands):

	Year Ended December 31,
	2013	2014
Customer in Trinidad & Tobago	$4,518	$12,600
Percentage of total revenues	16%	19%
Customer in US. Virgin Islands	$6,083	$7,868
Percentage of total revenues	22%	12%
Customer in St. Maarten	$7,547	$7,539
Percentage of total revenues	27%	11%

        The following table provides revenues from external customers for each product and service by segment (in thousands):

	Year Ended December 31,
	2013	2014
Seven Seas revenues:
Bulk water	$27,780	$38,989
Quench revenues:
Rental	—	23,995
Equipment	—	2,892
Coffee and consumables	—	1,251

Total Quench revenues	—	28,138

Total revenues	$27,780	$67,127

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Segment Reporting (Continued)

        Long-lived assets, which include property, plant and equipment, net, CIP and long-term contract costs, by major geographic region were (in thousands):

	December 31,
	2013	2014
United States	$5,743	$24,738
Foreign:
Trinidad & Tobago	46,352	44,981
Curaçao	6,928	10,508
Turks and Caicos	3,593	3,417
St. Maarten	12,227	13,643
US. Virgin Islands	33,599	32,308
All other countries	124	388

Total foreign	102,823	105,245

	$108,566	$129,983

17. Significant Concentrations, Risks and Uncertainties

        The Company is exposed to interest risk resulting from changes in interest rates as a result of the issuance of variable-rate debt.

        For the year-end December 31, 2014, a significant portion of the Company's revenues are derived from countries in the Caribbean region. Demand for water in the Caribbean region is impacted by, among other things, levels of rainfall and by the tourism industry that is served by resort, hotel and real estate development customers. High levels of rainfall and a downturn in the level of tourism and demand for real estate could adversely impact the future performance of the Company.

        At December 31, 2014, a significant portion of the Company's property, plant and equipment is located in the Caribbean region. The Caribbean islands are situated in a geography where tropical storms and hurricanes occur with regularity, especially during certain times of the year. The Company designs its plant facilities to withstand such conditions; however, a major storm could result in plant damage or periods of reduced consumption or unavailability of electricity or source seawater needed to produce water. It is the Company's policy to maintain adequate levels of property and casualty insurance; however, the Company only insures certain plants.

        The operation of desalination plants requires significant amounts of electricity which typically is provided by the local utility of the jurisdiction in which the plant is located. A shortage of supply caused by force majeure or material increases in electricity costs could adversely impact the Company's operating results. To mitigate the risk of electricity cost increases, the Company has contracted with major customers for those cost increases to be borne by the customers and has invested in energy efficient technology. Management believes that rising energy costs and availability of its supply of electricity will not have a material adverse effect on its future performance.

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18. Subsequent Events

        The Company has evaluated subsequent events through August 11, 2015, the date the consolidated financial statements were available for issuance. The subsequent events included the following:

(a)
On February 4, 2015, the Company entered into addenda to its agreements with a customer in the U.S. Virgin Islands, or USVI, to provide equipment for additional treatment of water after the completion of the desalination process. The Company will purchase and install the equipment required to facilitate this additional treatment and will receive a premium on water produced for ten years beginning May 1, 2015. The customer will be responsible for ongoing costs associated with operating and maintaining the additional equipment.

(b)
During April 2015, the Company issued 6.1 million Class B shares in exchange for $30.0 million cash. In addition, during May 2015, the Company issued an additional 278 thousand Class B shares in exchange for $1.4 million cash.

(c)
On June 11, 2015, AquaVenture Water Corporation, a BVI company and an indirect wholly-owned subsidiary of AquaVenture, acquired 100% of the capital stock of Biwater (BVI) Holdings Limited ("Acquiree"), pursuant to a Stock Purchase and Sale Agreement ("BVI Purchase Agreement"). The Acquiree's wholly-owned subsidiary, Biwater (BVI) Ltd., provides potable water to the island of Tortola for a contracted fee payable by the government of BVI under a service concession arrangement, which expires in 2030. Under the terms of the BVI Purchase Agreement, all of the capital stock of the Acquiree was acquired for a total purchase price of $47.8 million, including $44.5 million in cash and a note payable of $5.6 million to the seller with a fair value at the date of acquisition of $3.3 million. The note payable: (i) bears no interest; (ii) is payable in equal annual installments of $375 thousand beginning on the first anniversary of the BVI Purchase Agreement; (iii) terminates if the water purchase agreement with the government of the BVI is terminated under certain circumstances; and (iv) is unsecured and subordinated to all other indebtedness of the Company. Included in the liabilities of the Acquiree is long-term debt between Biwater (BVI) Ltd. and a bank with a remaining unpaid balance as of the date of the BVI Purchase Agreement of $40.8 million.

The Company acquired the stock of the Acquiree to expand its installed base of seawater reverse

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18. Subsequent Events (Continued)

  osmosis desalination facilities used to provide Water-as-a-Service. The preliminary purchase allocation to the fair value of assets acquired and liabilities assumed is as follows (in thousands):

Assets acquired:
Cash and cash equivalents	$1,442
Trade receivables	1,321
Restricted cash	4,524
Long-term contract costs	83,545

Total assets acquired	90,832
Liabilities assumed:
Accounts payable and accrued liabilities	(2,204)
Long-term debt	(40,831)

Total liabilities assumed	(43,035)

Total purchase price	$47,797

  The long-term contract costs will be amortized over the remainder of the service concession contract period, which is expected to be approximately 15.5 years. The operations of the Acquiree will be included in the Seven Seas reporting segment.

(d)
On June 18, 2015, AquaVenture Holdings Curaçao N.V., a Curaçao naamloze vennootschap and an indirect wholly-owned subsidiary of the Company, entered into a $35.0 million credit facility with a bank. The credit facility consists of a Term A loan of $20.0 million and a delayed draw term loan of up to $15.0 million. The credit facility is non-amortizing, matures during June 2019 and bears interest at either: (i) the higher of 1% or the ICE Benchmark Administration LIBOR Rate, plus an applicable margin ranging from 7.5% to 8.5% depending upon the a leverage ratio calculation as defined within the credit facility; or (ii) the greater of the Citibank base rate or a federal funds rate plus 0.5%, plus an applicable margin ranging from 6.5% to 7.5% depending upon a leverage ratio calculation as defined within the credit facility. The credit facility is guaranteed by AquaVenture Holdings LLC and contains certain financial and nonfinancial covenants.

(e)
On July 2, 2015 and effective July 1, 2015, Quench USA acquired substantially all of the assets and certain liabilities of Region-X, LLC ("Region-X"), pursuant to an Asset Purchase Agreement ("Region-X Purchase Agreement"). Under the terms of the Region-X Purchase Agreement, the total adjusted purchase price of $609 thousand was paid in cash and is subject to certain post-closing adjustments. The Company acquired the assets of the Region-X to enhance its service offerings for certain of its filtered water systems. Certain disclosures have not been provided as the Company has not yet prepared a preliminary purchase accounting allocation. The operations of the Region-X will be included in the Quench reporting segment.

(f)
On August 1, 2015, the Company was in default of the long-term debt agreement between its indirect wholly owned subsidiary, Biwater (BVI) Ltd., and a bank ("Biwater Loan Agreement") as a result of its failure to meet the contractual deadline of July 31, 2015 for completing construction, acceptance testing and delivery of two sewage treatment plants and related works. In the event of a default under the Biwater Loan Agreement, the bank may exercise its available remedies under

AQUAVENTURE HOLDINGS LLC AND SUBSIDIARIES
(A LIMITED LIABILITY COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18. Subsequent Events (Continued)

  the Biwater Loan Agreement, including: (i) accelerating repayment of the amounts outstanding under the Biwater Loan Agreement, which, as of August 1, 2015, totaled $39.4 million (excluding application of the $3.6 million debt service reserve fund), (ii) foreclosing on its security interests on the assets or equity of Biwater (BVI) Ltd. or (iii) both. If the bank accelerates repayment of the loan, certain of the Company's shareholders have committed to purchase up to an aggregate of $40.0 million of the Company's Class B shares to mitigate the impact of the default on the Company's financial condition. If the bank accelerates repayment of the loan, the Company has the ability to call the equity commitment by providing notice to the shareholders and to use the proceeds to repay the bank. The equity commitment agreement terminates on the earlier of (a) August 15, 2016, (b) the closing of an initial underwritten public offering of the shares of the Company or its affiliate and (c) the date when the Biwater Loan Agreement is repaid in full. Management believes the default under the Biwater Loan Agreement will not have an impact on the Company's ability to continue as a going concern as a result of the equity commitment by certain of the Company's shareholders.

SCHEDULE I

AQUAVENTURE HOLDINGS LLC (PARENT COMPANY BASIS)
CONDENSED UNCONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

	December 31
	2013	2014
ASSETS
Current Assets:
Cash and cash equivalents	$384	$24,764
Prepaid expenses and other current assets	253	149

Total current assets	637	24,913
Receivables—intercompany	16,303	19,607
Investment in subsidiaries	59,503	228,085
Other long-term assets	—	7

Total assets	$76,443	$272,612

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND MEMBERS' EQUITY
Current liabilities:
Accounts payable	$64	$34
Accrued liabilities	339	490

Total current liabilities	403	524
Other long-term liabilities	—	119

Total liabilities	403	643
Class A redeemable convertible preferred shares, 40,700 and 0 shares authorized, issued and outstanding at December 31, 2013 and 2014, respectively	86,397	—
Members' Equity
Class A preferred shares, 0 and 40,700 shares authorized, issued and outstanding at December 31, 2013 and 2014, respectively	—	195,988
Class B shares, 0 and 16,500 shares authorized; 0 and 15,890 shares issued and outstanding at December 31, 2013 and 2014, respectively	—	52,620
Class Q shares, 0 and 29,037 shares authorized, issued and outstanding at December 31, 2013 and 2014, respectively	—	143,666
Common shares, 64,969 and 30,669 shares authorized; 12,376 and 11,820 shares issued and outstanding at December 31, 2013 and 2014, respectively	4,918	4,931
Management incentive plan shares, 0 and 7,900 shares authorized; 0 and 7,797 shares issued and outstanding at December 31, 2013 and 2014, respectively	—	—
Additional paid-in capital	1,384	3,138
Accumulated deficit	(16,659)	(128,374)

Total members' equity	(10,357)	271,969

Total liabilities, redeemable convertible preferred shares and members' equity	$76,443	$272,612

The accompanying notes to Schedule I are an integral part of these financial statements.

 SCHEDULE I

AQUAVENTURE HOLDINGS LLC (PARENT COMPANY BASIS)
CONDENSED UNCONSOLIDATED STATEMENT OF OPERATIONS
(IN THOUSANDS)

	Year Ended December 31,
	2013	2014
Revenues	$—	$—
Cost of revenues	—	—

Gross profit	—	—
General and administrative expenses	1,124	1,555

Loss from operations	(1,124)	(1,555)
Other income	—	13
Loss on equity investment in subsidiaries	(85)	(585)

Net loss	$(1,209)	$(2,127)

The accompanying notes to Schedule I are an integral part of these financial statements.

 SCHEDULE I

AQUAVENTURE HOLDINGS LLC (PARENT COMPANY BASIS)
CONDENSED UNCONSOLIDATED STATEMENT OF CASH FLOWS
(IN THOUSANDS)

	Year Ended December 31,
	2013	2014
Cash flows from operating activities:
Net loss	$(1,209)	$(2,127)
Adjustments to reconcile net loss to net cash provided by operating activities:
Loss on equity investment in subsidiaries	85	585
Change in fair value of warrant	—	(12)
Change in operating assets and liabilities:
Prepaid expenses and other current assets	(132)	103
Receivables—intercompany	(454)	(1,415)
Other long-term assets	—	(9)
Current liabilities	81	221

Net cash used in operating activities	(1,629)	(2,654)

Cash flows from investing activities:
Investment in subsidiary	(427)	(9,000)

Net cash used in investing activities	(427)	(9,000)

Cash flows from financing activities:
Proceeds from exercise of stock options	—	13
Proceeds from issuance of Class B shares	—	36,021

Net cash provided by financing activities	—	36,034

Change in cash and cash equivalents	(2,056)	24,380
Cash and cash equivalents at beginning of period	2,440	384

Cash and cash equivalents at end of period	$384	$24,764

The accompanying notes to Schedule I are an integral part of these financial statements.

SCHEDULE I

AQUAVENTURE HOLDINGS LLC

NOTES TO THE CONDENSED UNCONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

        AquaVenture Holdings LLC ("AquaVenture") is a Delaware limited liability company, which was formed on December 14, 2006. AquaVenture wholly owns, through direct and indirect ownership, all of the AquaVenture subsidiaries. AquaVenture is headquartered in Tampa, Florida.

        The accompanying condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of its subsidiaries exceed 25% of the consolidated net assets of AquaVenture Holdings LLC and Subsidiaries (the "Company").

        The parent company records its investment in subsidiaries under the equity method of accounting. Such investment is presented on the balance sheet as "Investment in subsidiaries" and the subsidiaries' net income (loss) are recognized based on the effective shareholding percentage as income (loss) on equity investment in subsidiaries on the condensed unconsolidated statement of operations. Intercompany balances and transactions have not been eliminated.

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company

2. Restricted Net Assets of Quench USA

        For a discussion of the Company's restricted net assets of Quench USA, see Note 9 of the Company's consolidated financial statements for the years ended December 31, 2013 and 2014.

3. Commitments and Contingencies

        There are no significant commitments or contingencies as of December 31, 2013 and 2014. For a discussion of the Company's commitments and contingencies, see Note 14 to the Company's consolidated financial statements for the years ended December 31, 2013 and 2014.

Independent Auditors' Report

The Board of Directors
Quench USA, Inc.:

        We have audited the accompanying financial statements of Quench USA, Inc., which comprise the balance sheets as of June 6, 2014 and December 31, 2013, and the related statements of operations, stockholder's equity, and cash flows for the period of January 1, 2014 through June 6, 2014 and for the year ended December 31, 2013, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

        Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quench USA, Inc. as of June 6, 2014 and December 31, 2013, and the results of its operations and its cash flows for the period of January 1, 2014 through June 6, 2014 and the year ended December 31, 2013 in accordance with U.S. generally accepted accounting principles.

                      /s/ KPMG LLP

Providence, Rhode Island
August 11, 2015

QUENCH USA, INC.

Balance Sheets

June 6, 2014 and December 31, 2013

	June 6, 2014	December 31, 2013
Assets
Current assets:
Cash and cash equivalents	$7,803,671	$32,175,019
Trade accounts receivable, less allowance for doubtful accounts of $442,367 in 2014 and $348,656 in 2013	5,583,580	2,296,734
Inventories	2,794,708	1,879,519
Prepaid expenses and other current assets	3,326,153	318,088

Total current assets	19,508,112	36,669,360

Property and equipment:
Rental equipment:	15,428,446	11,992,785
Leasehold improvements	315,317	308,573
Furniture and fixtures	309,849	310,829
Machinery and equipment	17,914	17,914
Office equipment	3,158,131	3,011,718
Vehicles	2,006,587	1,751,966

	21,236,244	17,393,785
Less accumulated depreciation	(9,294,973)	(8,099,934)

Net property and equipment	11,941,271	9,293,851

Goodwill	42,147,219	14,162,626
Intangible assets, net of accumulated amortization of $10,328,367 in 2014 and $9,274,891 in 2013	32,467,293	11,513,769
Other assets	170,485	197,649
Due from shareholder	141,378	139,982
Debt acquisition costs, net of accumulated amortization of $142,118 in 2014 and $98,820 in 2013	320,733	364,031

	75,247,108	26,378,057

Total assets	$106,696,491	$72,341,268

Liabilities and Stockholders' Equity
Current liabilities:
Current installments of long-term debt	$218,175	$100,991
Trade accounts payable	1,537,403	538,376
Accrued expenses and other liabilities	4,408,346	3,236,601
Current portion of acquisition contingent liabilities	1,314,700	1,341,997
Deferred revenue	2,988,127	359,955

Total current liabilities	10,466,751	5,577,920
Long-term debt, net of discount	29,993,078	19,835,904
Acquisition contingent liabilities	787,713	1,600,431
Other long-term liabilities	—	18,982

Total liabilities	41,247,542	27,033,237

Stockholder's equity:
Common stock	—	—
Additional paid-in capital	144,731,396	130,001,814
Accumulated deficit	(79,282,447)	(84,693,783)

Total stockholder's equity	65,448,949	45,308,031

Total liabilities and stockholder's equity	$106,696,491	$72,341,268

See accompanying notes to the financial statements.

QUENCH USA, INC.

Statements of Operations

Period from January 1, 2014 through June 6, 2014 and the year ended December 31, 2013

	Period Ended June 6, 2014	Year Ended December 31, 2013
Net sales:
Rents	$12,073,531	$23,656,678
Equipment	1,378,055	2,928,767
Service and installation	457,279	880,937
Coffee and other	440,320	272,506

Total net sales	14,349,185	27,738,888
Cost of goods sold	6,458,002	12,950,249

Gross profit	7,891,183	14,788,639
Selling, general, and administrative expenses	9,632,714	16,175,450
Amortization	1,053,475	1,913,473

Operating loss	(2,795,006)	(3,300,284)
Other expense:
Interest expense, net	1,103,579	1,590,836

Net loss before income tax	(3,898,585)	(4,891,120)
Income tax benefit	9,309,921	—

Net income (loss)	$5,411,336	$(4,891,120)

See accompanying notes to the financial statements.

QUENCH USA, INC.
Statements of Stockholder's Equity
Period from January 1, 2014 through June 6, 2014 and the year ended December 31, 2013

	Series D Preferred Stock		Series C Preferred Stock		Series B Preferred Stock		Series A Preferred Stock
									Common Stock
											Additional paid-in capital	Accumulated deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			Total
Balance at December 31, 2012	8,550	$19,261,941	12,774	$33,455,438	13,000	$39,259,690	647	$6,130,847	651,073	$501	$645,231	$(69,383,295)	$29,370,353
Repurchase of common stock									(29,369)	(29)	(29,340)	—	(29,369)
Equity recapitilization	(8,550)	(19,261,941)	(12,774)	(33,455,438)	(13,000)	(39,259,690)	(647)	(6,130,847)	(621,704)	(472)	108,527,756	(10,419,368)	—
Issuance of common stock		—	—	—	—	—	—	—	1	—	—	—	20,743,274
Equity contributed from Parent		—	—	—	—	—	—	—	—	—	20,743,274	—	—
Stock-based compensation		—	—	—	—	—	—	—	—	—	114,893	—	114,893
Net loss		—	—	—	—	—	—	—	—	—	—	(4,891,120)	(4,891,120)

Balance at December 31, 2013	—	$—	—	$—	—	$—	—	$—	1	$—	$130,001,814	$(84,693,783)	$45,308,031

Repurchase of common stock		—	—	—	—	—	—	—	—	—	(16,694)	—	(16,694)
Equity contributed from Parent		—	—	—	—	—	—	—	—	—	14,000,000	—	14,000,000
Stock-based compensation		—	—	—	—	—	—	—	—	—	746,276	—	746,276
Net income		—	—	—	—	—	—	—	—	—	—	5,411,336	5,411,336

Balance at June 6, 2014	—	$—	—	$—	—	$—	—	$—	1	$—	$144,731,396	$(79,282,447)	$65,448,949

See accompanying notes to the financial statements.

QUENCH USA, INC.

Statements of Cash Flows

Period from January 1, 2014 through June 6, 2014 and the year ended December 31, 2013

	Period Ended June 6, 2014	Year Ended December 31, 2013
Cash flows from operating activities:
Net income (loss)	$5,411,336	$(4,891,120)
Adjustments to reconcile net loss to net cash provided by (used in)
operating activities:
Depreciation and amortization	2,321,081	4,593,765
Bad debt expense	368,496	515,301
Noncash interest expense	161,967	418,713
Non cash interest related to loan to shareholder	(1,396)	(851)
Stock-based compensation	746,276	114,893
Change in fair value of acquisition contingent liabilities	(59,406)	167,219
Loss on disposal of equipment	220,498	709,926
Deferred income tax provision	(9,309,921)	—
(Increase) decrease in operating assets:
Trade accounts receivable	(2,561,384)	(1,118,891)
Inventories	(562,725)	(14,605)
Other assets	(410,860)	325,697
Increase (decrease) in operating liabilities:
Trade accounts payable and accrued expenses	1,252,945	415,779
Deferred revenue	1,630,365	(339,807)

Net cash provided by (used in) operating activities	(792,728)	896,019

Cash flows from investing activities:
Capital expenditures	(2,379,631)	(5,012,531)
Business acquisitions	(41,954,369)	(915,619)

Net cash used in investing activities	(44,334,000)	(5,928,150)

Cash flows from financing activities:
Proceeds of long-term debt	10,000,000	7,500,000
Payment for debt financing costs	—	(243,243)
Payment of acquisition contingent liabilities	(899,278)	(2,021,509)
Proceeds from capital contribution from Parent	11,500,000	21,050,000
Repurchase of common stock	(16,694)	(29,369)
Borrowings under vehicle notes payable	238,274	149,692
Payments on vehicle notes payable	(66,922)	(348,095)

Net cash provided by financing activities	20,755,380	26,057,476

Net increase (decrease) in cash and cash equivalents	(24,371,348)	21,025,345
Cash and cash equivalents, beginning of year	32,175,019	11,149,674

Cash and cash equivalents, at end of year	$7,803,671	$32,175,019

Cash paid for interest	$1,053,161	$1,234,641

See accompanying notes to the financial statements.

QUENCH USA, INC.

Notes to Financial Statements

June 6, 2014 and December 31, 2013

(1) Summary of Significant Accounting Policies

(a)   Description of Business

        Quench USA, Inc. (the "Company") offers WAAS solutions by providing bottleless filtered water coolers and other products that use filtered water as an input, such as ice machines, sparkling water dispensers and coffee brewers, to customers across the United States.

        The Company was a wholly owned subsidiary of Quench USA Holdings LLC (the "Parent") from December 20, 2013 to June 6, 2014. The Parent was formed on December 18, 2013 ("Merger Date") along with a newly created subsidiary Quench MergerSub Corporation ("Mergersub"). Mergersub was merged with and into the Company on the Merger Date, with the Company being the surviving entity.

        On June 6, 2014, all of the Parent's assets were acquired by AquaVenture Holdings LLC ("AquaVenture") in exchange for AquaVenture's issuance of 29,036,947 Class Q shares and 2,829,598 Class B shares to the Parent.

(b)   Use of Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include goodwill impairment, impairment of long-lived assets, useful lives of rental assets, useful lives of intangible assets, recoverability of fixed assets, allowances for doubtful accounts, realizability of inventory, share-based compensation, acquisition contingent liabilities, and other contingencies.

(c)   Cash and Cash Equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(d)   Trade Accounts Receivable

        Trade accounts receivable consist of current amounts due related to invoices on operating leases of Company owned rental units, and amounts due from customers for service work performed or goods sold. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the statements of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. The Company reviews its allowance for doubtful accounts monthly to determine if additional reserves are required. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company enters into lease contracts with customers, which are classified and accounted for as operating leases.

QUENCH USA, INC.

Notes to Financial Statements (Continued)

June 6, 2014 and December 31, 2013

(1) Summary of Significant Accounting Policies (Continued)

(e)   Inventories

        Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. As of June 6, 2014 and December 31, 2013, inventory consists of water filtration systems, related ancillary products and parts.

(f)    Revenue Recognition

        The Company generates revenue through the sale and rental of equipment, service, and supplies. Revenue related to operating leases is recorded within rental revenue, net of applicable sales taxes, in the statements of operations.

        Rental of Water Filtration and related Equipment.    The Company generates revenues through the rental of its filtered water and related systems to customers. The rental agreements are accounted for as operating leases and, as a result, revenues are recognized ratably over the rental agreement term. Upon the expiration of the initial rental agreement term, the Company may enter into rental agreement extensions in which revenues are recognized ratably over the extension term. Amounts paid by customers in excess of recognizable revenue are recorded as deferred revenue on the balance sheets.

        Sale of Water Filtration and related Equipment, Supplies and Maintenance Services.    The Company recognizes revenues from the sale of water filtration and related equipment, supplies and maintenance services. Revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed and determinable and collectability is reasonably assured.

(g)   Property and Equipment

        Property and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of furniture and equipment are five to seven years, while the estimated useful lives of leasehold improvements are the shorter of the remaining life of the lease or seven years. Vehicles and computers have a three-year estimated useful life. Rental equipment is depreciated over seven years. Total depreciation for the period ended June 6, 2014 and the year ended December 31, 2013 was $1,267,606 and $2,680,292, respectively, of which approximately 78% and 84% was recorded in cost of sales and approximately 22% and 16% was recorded in selling, general and administrative expense in each period.

        The purchase of property and equipment, including rental equipment, is included in capital expenditures within the statements of cash flows.

(h)   Goodwill

        Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a business combination. Goodwill is reviewed for impairment at least annually on December 31 and more frequently if a change in circumstances or the occurrence of events indicates that potential impairment exists. The Company first performs a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is determined to be more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company performs the quantitative analysis of the goodwill impairment test.

QUENCH USA, INC.

Notes to Financial Statements (Continued)

June 6, 2014 and December 31, 2013

(1) Summary of Significant Accounting Policies (Continued)

Otherwise, the quantitative test is optional. The Company performs its annual impairment review of goodwill at December 31, and between annual impairment tests when a triggering event occurs. Management determined that goodwill was not impaired at June 6, 2014 and December 31, 2013.

(i)    Income Taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes the effect on deferred tax assets and liabilities of a change in tax rates in income in the period of the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(j)    Stock Compensation Plan

        The Company accounts for its stock-based compensation awards, including restricted stock awards, in accordance with ASC Topic 718, Compensation—Stock Compensation. ASC Topic 718 requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the grant date fair value of the award. The cost is recognized over the requisite service period, net of estimated forfeitures. If the actual number of forfeitures differs from those estimated, additional adjustments to compensation expense may be required in future periods. The Company estimates grant date fair value using the Black-Scholes-Merton option-pricing model.

(k)   Long-Lived Assets

        In accordance with the Impairment or Disposal of Long-Lived Assets Subsections of FASB ASC Subtopic 360-10, Property, Plant, and Equipment Overall, long-lived assets, such as property and equipment and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. Management determined that there were no indicators of impairment of long-lived assets, including amortizable intangible assets, at June 6, 2014 and December 31, 2013.

(l)    Commitments and Contingencies

        Liabilities for loss contingencies, arising from claims, assessments, litigation, fines, penalties, and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

QUENCH USA, INC.

Notes to Financial Statements (Continued)

June 6, 2014 and December 31, 2013

(1) Summary of Significant Accounting Policies (Continued)

(m)  Acquisition Contingent Liabilities

        The acquisition date fair value of contingent consideration is recognized as an asset, liability, or equity (as appropriate). Contingent consideration liabilities are re-measured to fair value at the end of each reporting period with the change in fair value reflected as income or expense.

(n)   Comprehensive Income (Loss)

        The Company reports comprehensive income (loss) as a measure of overall performance. Comprehensive income (loss) includes all changes in equity during a period, except for those resulting from investments by and distributions to stockholders. The Company's comprehensive loss is the same as its reported net loss for the period ended June 6, 2014 and for the year ended December 31, 2013.

(o)   Fair Value Measurements

        The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

  •
  Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

  •
  Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

  •
  Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

        The fair value of cash and cash equivalents, trade receivables, trade payables and accrued expenses approximate their carrying values due to their short maturities. The fair value of debt approximates the carrying value of debt because the Company's interest rates approximate currently available interest rates for similar debt.

        The following table summarizes the financial liabilities measured at fair value on a recurring basis as of June 6, 2014 and December 31, 2013:

	Level	2014	2013
Warrant liabilities	3	$458,081	$320,591
Acquisition contingent liabilities	3	2,102,413	2,942,428

QUENCH USA, INC.

Notes to Financial Statements (Continued)

June 6, 2014 and December 31, 2013

(1) Summary of Significant Accounting Policies (Continued)

        The following table summarizes the changes in acquisition contingent liabilities for the period ended June 6, 2014 and year ended December 31, 2013:

Balance at December 31, 2012	$4,243,954
Valuation adjustments	167,219
Additions	230,000
Payments	(2,021,509)
Interest accretion	322,764

Balance at December 31, 2013	$2,942,428

Valuation adjustments	(59,406)
Payments	(899,278)
Interest accretion	118,669

Balance at June 6, 2014	$2,102,413

        Valuation adjustments are included in selling, general, and administrative expenses. The acquisition contingent liabilities were recorded at fair value based on valuation models that utilize relevant factors such as expected life and estimated probabilities of the acquired businesses achieving the performance targets throughout the earnout periods. Unobservable inputs used in the valuation of the acquisition contingent liabilities include a discount rate of 10%, and the expectation that the acquired businesses will achieve the earnout targets in future years.

        A significant increase (decrease) in the discount rate, in isolation, would result in a significantly lower (higher) fair value measurement, and a significant increase (decrease) in any of the probabilities, in isolation, would result in a significantly higher (lower) fair value measurement. A discount rate increase (decrease) of 100 basis points would lead to a lower (higher) fair value of $28,000 ($27,000).

(2) Significant Risks and Uncertainties Including Business and Credit Concentrations

        The Company has incurred losses since inception and anticipates incurring additional losses until such time, if ever, it can place significant additional revenue generating water filtration and related systems at customer locations. As described in Note 1, the Company was acquired on June 6, 2014.

        Most of the Company's customers are located in the United States. During the periods presented in these financial statements, no single customer accounted for more than 10% of the Company's net sales from rents. However, the Company's net sales from equipment are highly concentrated with two customers.

        The Company regularly maintains amounts on deposit in excess of those insured by the FDIC. The Company believes it limits its credit exposure by placing its cash with a financial institution that management believes is a high credit quality financial institution.

        The Company acquires approximately 50% of its coolers from one vendor and nearly all of its ice machines from another vendor. Management believes that such equipment could be sourced from alternative vendors if necessary.

QUENCH USA, INC.

Notes to Financial Statements (Continued)

June 6, 2014 and December 31, 2013

(3) Leases

        The Company entered into a noncancelable operating lease for its corporate headquarters in August 2010, and a separate warehouse facility lease in May 2011, which expire in 2017 and 2016, respectively. Rental payments include minimum rentals and common area usage fees.

        Rent expense for the period ended June 6, 2014 and the year ended December 31, 2013 was $334,946 and $713,509, respectively.

        Future minimum lease payments under noncancelable operating leases as of June 6, 2014 are as follows:

Year ending December 31:
Remainder of 2014	$428,139
2015	650,567
2016	535,546
2017	420,313
2018 and beyond	317,044

$2,351,609

(4) Long-Term Debt

        On October 7, 2011, the Company entered into a Loan and Security Agreement for the Tranche A Term Loan, which was a five year term loan with a borrowing of $12,500,000. The agreement was subsequently amended in December 2013 to: (i) extend the maturity date of the Tranche A Term Loan to December 23, 2018; (ii) issue and withdraw a Tranche B Term Loan of $7,500,000 with a maturity date of December 23, 2018; and (iii) issue a Tranche C Term Loan of $10,000,000 with a maturity date of December 23, 2018. In April 2014, the Tranche C Term Loan was withdrawn in full in connection with the acquisition of a business.

        The Tranche A Term Loan of $12,500,000 contains an interest rate per annum equal to the base rate in effect for such month, plus 6% per annum, provided that in no event shall the interest rate per annum be less than 9.5% (9.5% as of June 6, 2014). The Tranche B and C Loans of $7,500,000 and $10,000,0000, respectively, each contain an interest rate per annum equal to the base rate in effect for such month, plus 5.5% per annum, provided that in no event shall the interest rate per annum be less than 9.0% (9.0% as of June 6, 2014). The base rate for each tranche is defined as the greater of the highest Prime Rate in effect during the month or the highest three-month LIBOR rate in effect during each month, plus 2.5% per annum. Interest only payments are due monthly through December 2015.

        The unpaid principal balance of the Tranche A Term Loan outstanding on December 23, 2015 shall be repaid in: (i) 12 equal monthly principal payments of $156 thousand, commencing on January 23, 2016; (ii) 12 equal monthly principal payments of $208 thousand, commencing on January 23, 2017; (iii) 12 equal monthly principal payments of $260 thousand, commencing on January 23, 2018 and (iv) the remaining amount of $5.0 million on December 23, 2018. The unpaid principal balance of the Tranche B Term Loan outstanding on December 23, 2015 shall be repaid in: (i) 12 equal monthly principal payments of $94 thousand, commencing on January 23, 2016; (ii) 12 equal monthly principal payments of $125 thousand, commencing on January 23, 2017; (iii) 12 equal monthly principal payments of $156 thousand, commencing on January 23, 2018 and (iv) the remaining

QUENCH USA, INC.

Notes to Financial Statements (Continued)

June 6, 2014 and December 31, 2013

(4) Long-Term Debt (Continued)

amount of $3.0 million on December 23, 2018. The unpaid principal balance of the Tranche C Term Loan outstanding on December 23, 2015 shall be repaid in: (i) 12 equal monthly principal payments of $125 thousand, commencing on January 23, 2016; (ii) 12 equal monthly principal payments of $167 thousand, commencing on January 23, 2017, and continuing on the same day of each month thereafter until December 23, 2017; (iii) 12 equal monthly principal payments of $208 thousand, commencing on January 23, 2018 and (iv) the remaining amount of $4.0 million on December 23, 2018.

        The Company may prepay the principal amounts of the loans, prior to the maturity date, in whole or in part, provided that the Company concurrently pays:

  (i)
  All accrued and unpaid interest on the principal so prepaid;

  (ii)
  A prepayment fee equal to 2.0% of the amount prepaid if prepayment occurs on or prior to June 16, 2016, and 1.0% of the amount prepaid if prepayment occurs after June 16, 2016 and on or before June 16, 2017. The prepayment fee shall be due from the Company upon any prepayment of the principal of the loans, including without limitation any prepayment as a result of an event of default or the exercise of any rights or remedies by the lender following the same. Prepayments of the loans shall be applied pro rata to the principal installments due or outstanding on the loans.

        The agreement is collateralized by substantially all of the Company's assets. In addition to a minimum net recurring revenue covenant, the Company is required to comply with certain other financial and nonfinancial covenants. The Company was in compliance with all such covenants as of June 6, 2014.

        Pursuant to the agreement, the Company issued a seven-year warrant (the "Initial Warrant") to the lender for the purchase of 187.5 shares of Series D Preferred Stock at $2,000 per share. Pursuant to the amendment, and on the effective date of the amendment, the Initial Warrant was amended and restated to reflect its conversion into a seven-year warrant for ordinary common shares of the Parent. In addition, in connection with the December 2013 amendment, the Parent issued a seven year warrant (the "Second Warrant") to the lender for the purchase of 225,000 ordinary common shares of Quench USA Holdings, LLC with an exercise price of $1.00 per share. In April 2014 with the disbursement of the Tranche C Term Loan, the number of shares subject to the Second Warrant were increased to 525,000.

        As of June 6, 2014, the fair value of both the Initial and Second Warrant using the Black-Scholes-Merton option pricing model was $458,080. While both the Initial and Second Warrants are liabilities of the Parent, the related debt agreement is a liability of the Company. As a result, the Parent pushed these liabilities down to the Company, and the Company records the fair value of the warrants as a debt discount that is amortized over the term of the debt.

        The Company primarily finances its vehicles for a three-year term with interest rates ranging from 1.61% to 7.64%.

QUENCH USA, INC.

Notes to Financial Statements (Continued)

June 6, 2014 and December 31, 2013

(4) Long-Term Debt (Continued)

        Long-term debt at June 6, 2014 and December 31, 2013 consists of the following:

	June 6, 2014	2013
Loan agreement	$30,000,000	$20,000,000
Discount	381,731	254,107

Borrowings under loan agreement, net of discount	29,618,269	19,745,893
Borrowings under vehicle notes	592,984	191,002

Total long-term debt	30,211,253	19,936,895
Less current installments	(218,175)	(100,991)

	$29,993,078	$19,835,904

        Aggregate annual maturities of long-term debt subsequent to June 6, 2014 are as follows:

	Loan agreement	Vehicle notes
Years ending December 31:
2014	$—	$127,846
2015	—	215,255
2016	4,500,000	163,073
2017	6,000,000	73,508
2018	19,500,000	13,302

	$30,000,000	$592,984

(5) Income Taxes

        Quench USA, Inc. files a U.S. federal income tax return and U.S. state income tax returns in numerous jurisdictions. In general, the U.S. federal and state income tax returns remain open to examination by taxing authorities for tax years beginning in 2011 to present. However, if and when the Company claims net operating loss carryforwards from years prior to 2011 against future taxable income, those losses may be examined by the taxing authorities as well.

        Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and income tax bases of assets and liabilities given the provisions of enacted tax laws. The measurement of deferred tax assets is reduced through a valuation allowance, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized. As of June 6, 2014 and December 31, 2013, there is a full valuation allowance against the Company's net deferred tax assets due to the uncertainty of the Company's ability to realize the benefit of any deferred tax asset. The valuation allowance decreased by $8,627,000 and increased by $2,266,000 during the period of January 1, 2014 and June 6, 2014 and the year ended December 31, 2013, respectively, primarily due to the impact from the current year net losses incurred and purchase accounting.

QUENCH USA, INC.

Notes to Financial Statements (Continued)

June 6, 2014 and December 31, 2013

(5) Income Taxes (Continued)

        As of June 6, 2014 and December 31, 2013, the Company had federal and state net operating loss carryforwards available to offset future taxable income of an estimated $46,104,000 and $43,688,000, respectively. The federal loss carryforwards will begin to expire in 2028. The state loss carryforwards will expire at various times beginning in 2015. The Internal Revenue Code contains provisions that limit the utilization of net operating loss carryforwards if there has been an ownership change. An ownership change is defined generally as a greater than 50% change in ownership by a greater than 5% shareholder over a three-year period. Such an ownership change, as described in Section 382 of the Internal Revenue Code, may limit the Company's ability to utilize its net operating loss and credit carryforwards on a yearly basis. As a result, to the extent that any single year limitation is not utilized to the full amount of the limitation, such unused amounts are carried over to subsequent years until the earlier of its utilization or the expiration of the relevant carryfoward period. Due to the Company's prior equity transactions, its net operating loss and credit carryforwards may be subject to an annual limitation.

        On April 18, 2014, the Company acquired the stock of a leading water filtration and related systems business. The Company's allocation of purchase price for this acquisition is included in Note 9 and includes a $9.3 million deferred tax liability related to the acquired identifiable intangible assets. During the period ending June 6, 2014, the Company recorded an income tax benefit of approximately $9.3 million related to the release of the valuation allowance attributable to the recording of this deferred tax liability. Future reversals of taxable temporary differences provide positive evidence to support the realization of the Company's previously existing deferred tax assets. Because the Company has not yet achieved profitable operations, the Company's deferred tax assets do not satisfy the criteria for realizability, and the Company has established a valuation allowance for such deferred tax assets, as described above.

        U.S. GAAP requires the evaluation of tax positions taken or expected to be take in the course of preparing tax returns to determine whether the tax positions are "more likely than not" to be sustained by the Company upon challenge by the applicable tax authority. Tax positions not deemed to meet the "more likely than not" threshold and that would result in a tax benefit or expense to the Company would be recorded as a tax benefit or expense in the current period. Management does not believe that there are any uncertain tax positions for the period ended June 6, 2014 and year ended December 31, 2013. The Company's policy on its classification of interest and penalties on any unrecognized tax benefits is to recognize the interest and penalties as a component of income tax expense or benefit. No interest or penalties have been recognized in either the statements of operation or balance sheets.

QUENCH USA, INC.

Notes to Financial Statements (Continued)

June 6, 2014 and December 31, 2013

(5) Income Taxes (Continued)

        The components of the deferred taxes are as follows:

	2014	2013
Deferred tax assets:
Accrued compensation	$174,000	$62,000
Bad debt reserve	173,000	142,000
Expense reserves	58,000	123,000
Tax basis intangibles	3,459,000	3,865,000
NOL carryforwards	18,004,000	17,493,000
Other	622,000	728,000

	22,490,000	22,413,000
Deferred tax liabilities:
Intangibles	(11,312,000)	(3,181,000)
Property and equipment	(1,303,000)	(730,000)

Net deferred tax assets	9,875,000	18,502,000
Valuation reserve	(9,875,000)	(18,502,000)

	$—	$—

(6) Stockholder's Equity

        On December 18, 2013, the Parent (Quench USA Holdings LLC) was formed. On December 20, 2013 a subsidiary of the Parent merged with and into the Company (Quench USA, Inc.). As part of this merger, all stockholders of the Company exchanged their shares, both common and preferred, for common shares of the Parent. In total the shareholders of the Company exchanged their shares for a total of 109,087,399 common shares of the Parent at $1 per share. As part of the merger the Parent owned all outstanding shares of the Company (1 share outstanding) making the Company a wholly-owned subsidiary of the Parent. On December 20, 2013, the Parent contributed an additional $20,743,274 into the Company. At June 6, 2014 and December 31, 2013, the Company has 3,000 common shares authorized with $0.001 par value and one share issued and outstanding.

(7) Stock Compensation Plan

        On August 29, 2008, the Company adopted the Quench USA, Inc. 2008 Stock Plan (the "Plan"), which allows for the issuance of stock options, restricted stock awards and unrestricted stock awards to officers, employees, directors, and other key persons, including consultants and prospective employees of the Company. The Plan is administered by the Board, or by a committee of the Board. In connection with the Merger as previously discussed in note 6, all outstanding restricted shares were converted into ordinary common shares of the Parent, and all options were assumed by the Parent and are exercisable for ordinary common shares of the Parent.

        On April 16, 2014, the Parent adopted the 2014 Equity Incentive Plan (the "Incentive Plan"), which allows for the issuance of stock options, restricted stock awards, unrestricted stock awards and incentive shares to officers employees, directors, and other key persons, including consultants and prospective employees of the Company. In addition, the Parent increased the available shares for grant

QUENCH USA, INC.

Notes to Financial Statements (Continued)

June 6, 2014 and December 31, 2013

(7) Stock Compensation Plan (Continued)

to 13,000,000 and allowed for the issuance of incentive shares to be granted as "profits interests". The awards granted pursuant to the Parent's equity incentive plan are typically subject to time-based vesting and certain other restrictions. The options to purchase ordinary shares, restricted stock awards and incentive shares granted as "profits interests" are typically subject to a time-based vesting term, which is determined on a grant-by-grant basis. Incentive shares granted as "profits interests" have a hurdle price equal to their fair value at the time of grant, and options to purchase shares have an exercise price equal to their fair value at time of grant. The contractual term of options awarded is ten years, while the incentive shares contain no contractual term. Holders of incentive shares are entitled to receive distributions (i) with respect to their vested shares, when such distributions are made, and (ii) with respect to their unvested shares, when such shares vest. Upon termination of a recipient's business relationship with the Company, the Parent has the right, but not the obligation, to repurchase the vested shares or shares issued upon exercise of an option, at the then fair value of such shares during periods specified in the award. Unvested shares and options expire on the termination of the recipient's business relationship.

        During the period ended June 6, 2014, the Parent granted options to purchase ordinary shares with the following time-based vesting schedule: (i) 25% of the grant vests on April 1, 2014 and (ii) 5% of the grant vests quarterly thereafter. In addition, the Parent granted incentive shares with the following time-based vesting schedule: (i) 30% of the grant vests on April 1, 2014 and (ii) 10% of the grant vests quarterly thereafter.

        The Company uses the Black-Scholes option pricing model to determine the fair value of the options to purchase ordinary shares and incentive shares granted under the plan. The following weighted average assumptions by share class were used to determine such fair values of the awards granted during the period ending June 6, 2014:

	Options	Incentive Shares
Valuation assumptions:
Expected dividend yield	—%	—%
Expected volatility	37.7%	24.0%
Expected term (years)	5.9	1.8
Risk-free interest rate	1.9%	0.3%

        The simplified method was used to determine the expected term assumptions as the Company does not have sufficient history to make more refined estimates of the expected term. The risk-free rate assumption was based on U.S. Treasury yields with similar terms. Since the shares are not publicly traded and are rarely traded privately, expected volatility was estimated based on based on historical results of comparable industry peer companies that are publicly traded. The expected dividend yield is 0% because the Company does not have a history of paying dividends or future plans of doing so.

QUENCH USA, INC.

Notes to Financial Statements (Continued)

June 6, 2014 and December 31, 2013

(7) Stock Compensation Plan (Continued)

        Stock option activity during 2014 is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term
Outstanding at December 31, 2013	97,452	$1.66	7.06 years
Granted	2,095,000	$1.00
Forfeited	(2,500)	$1.02
Expired	(650)	$2.46

Outstanding at June 6, 2014	2,189,302	$1.02	9.76 years

Exercisable at June 6, 2014	588,996	$1.07	9.54 years

        The weighted average grant-date fair value of options granted during the period ended June 6, 2014 and for the year ended December 31, 2013 was $0.39 and $0.64, respectively. The intrinsic value of options outstanding and options exercisable at June 6, 2014 was $0. No options were exercised during the 2014 period.

        As of June 6, 2014, total unrecognized compensation expense related to options to purchase ordinary shares was $589,723, which will be recognized over a weighted-average remaining period of 3.6 years.

        A summary of the status of the Company's restricted shares and the Parent's incentive shares as "profits interests" during 2014 is presented below:

	Restricted Shares		Incentive Shares
	Shares	Weighted average grant-date fair value	Shares	Weighted average grant-date fair value
Outstanding at December 31, 2012	199,471	$274,990	—	$—
Granted	55,500	56,610	—	—
Vested	(86,687)	(136,400)	—	—
Forfeited	(12,529)	(15,912)	—	—

Outstanding at December 31, 2013	155,755	$179,288	—	$—

Granted	—	—	10,000,000	1,292,500
Vested	(37,371)	(50,454)	(3,000,000)	(387,750)

Outstanding at June 6, 2014	118,384	$128,834	7,000,000	$904,750

        During the period from January 1, 2014 to June 6, 2014, the intrinsic value of restricted shares vested was $1.00 per share while the intrinsic value of incentive shares granted as "profits interests" was $0.00. As of June 6, 2014, the 7,000,000 incentive shares granted as "profits interests" had a hurdle price of $1.00.

QUENCH USA, INC.

Notes to Financial Statements (Continued)

June 6, 2014 and December 31, 2013

(7) Stock Compensation Plan (Continued)

        At June 6, 2014, there was $966,561 of total unrecognized compensation cost related to restricted stock awards and incentive shares granted as "profits interests", which will be recognized over a remaining weighted-average period of 1.8 years.

        The Company recorded compensation expense related to all equity awards of $746,276 and $114,893 during the period ended June 6, 2014 and the year ended December 31, 2013, respectively.

(8) Commitments and Contingencies

        The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

        The Company has a 401(k) Plan covering substantially all nonunion employees over the age of 21. Employees may contribute up to 92% of their annual compensation to the plan, not to exceed IRS limits. The Company is required to match 50% of the first 6% of the employee's compensation deferred. Employees are 100% vested immediately as to their contributions and vest over a five year period as to the Company's contributions. Expense related to the plan was $102,443 for the period ended June 6, 2014 and $203,328 for the year ended December 31, 2013.

        The Company also has management incentive plan ("Quench MIP") pursuant to which certain employees of the Company are entitled to a special cash bonus in the event of a sale. As defined in the Quench MIP, a sale event is the sale of all or substantially all of the assets of the Company, a merger or consolidation in which the Company is a party, an acquisition of all or substantially all of the outstanding securities of the Company, an initial public offering or any other acquisition as determined by the Board of Members. The potential cash bonus pool under the Quench MIP would be the lesser of: (i) 10% of the value of the outstanding securities of the Company in excess of $21,000,000 after giving effect to all payments under the plan; or (ii) $6,000,000 million.

        As of June 6, 2014, the Company has not recorded any liability related to the Quench MIP as no events have occurred nor was it probable an event would occur that would require payment under the Quench MIP.

(9) Acquisitions

        Acquisitions are recorded using the acquisition method of accounting in accordance with ASC 805, Business Combinations. The results of the acquired companies' operations have been included in the Company's financial statements since the effective date of each respective acquisition.

        On April 18, 2014, the Company acquired all the stock of a leading water filtration and related systems business for $42 million in cash. The acquired entity was simultaneously merged into the Company. Transaction and other integration costs incurred in 2014 and included in the Company's results for the period ended June 6, 2014 were $785,216. The Company acquired the business to expand its geographic coverage and strengthen its national service network. The Company negotiated the purchase price of the business based on expected cash flows to be derived from its operations after integration into the Company's existing operations.

QUENCH USA, INC.

Notes to Financial Statements (Continued)

June 6, 2014 and December 31, 2013

(9) Acquisitions (Continued)

        The following table summarizes the fair values of the assets acquired and liabilities assumed related to this acquisition. Purchase price allocations are based on management's estimates.

Assets acquired:
Cash	$105,528
Accounts receivable	1,093,959
Inventory	352,464
Other current assets	74,041
Rental equipment	1,587,033
Other fixed assets	168,860
Goodwill (not deductible for tax purposes)	27,984,593
Customer relationships	21,841,000
Non-compete agreements	108,000
Tradenames	54,000
Liabilities assumed:
Accounts payable	(125,990)
Deferred revenue	(997,807)
Deferred tax liability	(9,309,921)
Security deposits from customers	(645,232)
Vehicle note	(230,631)

Cash paid at acquisition	$42,059,897

        The goodwill recognized represents the synergies obtained from combining operations.

        During the period ended December 31, 2013, the Company purchased the assets of two small regional businesses in the water filtration and related systems industry. A total of $915,619 in cash was paid for the two businesses. Pursuant to the asset purchase agreement for one of the businesses, the Company is obligated to pay additional purchase price contingent on the annual performance of the acquired customer base. The Company estimated the net present value of the contingent purchase price at $230,000, which will be paid in 2014. Transaction and other integration costs incurred in 2013 and included in the Company's 2013 results were insignificant. The Company acquired the businesses in order to expand its geographic coverage and strengthen its national service network. The Company negotiated the purchase price of the businesses based on expected cash flows to be derived from its operations after integration into the Company's existing operations.

QUENCH USA, INC.

Notes to Financial Statements (Continued)

June 6, 2014 and December 31, 2013

(9) Acquisitions (Continued)

        The following table summarizes the fair values of the assets acquired and liabilities assumed related to the 2013 acquisitions. Purchase price allocations are based on management's estimates.

Assets Acquired:
Rental equipment	$48,650
Other fixed assets	13,873
Goodwill (deductible for tax purposes)	365,671
Intangible assets	790,532
Liabilities Assumed:
Contingent consideration	(230,000)
Vehicle note	(7,219)
Deferred revenue	(65,888)

Cash paid at acquisition	$915,619

        The goodwill recognized represents the synergies obtained from combining operations.

        Total payments of acquisition contingent payments related to all acquired businesses in the amount of $899,278 were made during the period ended June 6, 2014.

Pro Forma Financial Information

        The following unaudited pro forma financial information for the Company gives effect to the acquisition which occurred April 18, 2014, as if it occurred at the beginning of 2013. These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that actually would have resulted had the acquisition occurred on the date indicated, or that may result in the future.

	Period Ended June 6, 2014	2013
Revenues	$17,559,504	$38,217,633
Net income (loss)	$6,043,047	$(479,930)

(10) Goodwill and Other Intangible Assets

        The change in the carrying amount of goodwill is as follows:

Balance at December 31, 2012	$13,796,955
Acquisitions	365,671

Balance at December 31, 2013	$14,162,626

Acquisitions	27,984,593

Balance at June 6, 2014	$42,147,219

        $38,033,402 of the above goodwill is not deductible for tax purposes.

QUENCH USA, INC.

Notes to Financial Statements (Continued)

June 6, 2014 and December 31, 2013

(10) Goodwill and Other Intangible Assets (Continued)

        The Company performs an assessment of the carrying value of goodwill on an annual basis. As of December 31, 2013, the Company determined the implied enterprise fair value using discounted cash flow analyses and compared this value to the carrying value. This assessment indicated that the Company's goodwill was not impaired.

        Other intangible assets were $32,467,293 and $11,513,769, net of accumulated amortization of $10,324,367 and $9,274,891, at June 6, 2014 and December 31, 2013, respectively. These intangible assets consist primarily of customer relationship assets that are amortized over either 7 or 12 years. There are no expected residual values related to intangible assets. Intangible assets consist of the following:

	June 6, 2014
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
Amortizing intangible assets:
Customer relationship assets	$41,277,600	10 years	$9,702,624
Tradename	1,083,600	20 years	300,325
Purchased technology	188,760	3 years	188,760
Noncompete agreements	241,700	2 years	132,658

Total	$42,791,660		$10,324,367

	2013
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
Amortizing intangible assets:
Customer relationship assets	$19,436,600	10 years	$8,682,871
Tradename	1,029,600	20 years	274,560
Purchased technology	188,760	3 years	188,760
Noncompete agreements	133,700	2 years	128,700

Total	$20,788,660		$9,274,891

        Amortization expense was $1,053,475 and $1,907,561 for the period ended June 6, 2014 and the year ended December 31, 2013, respectively.

QUENCH USA, INC.

Notes to Financial Statements (Continued)

June 6, 2014 and December 31, 2013

(10) Goodwill and Other Intangible Assets (Continued)

        Estimated future amortization expense by year is as follows:

Years ending December 31:
Remainder of 2014	$1,906,590
2015	3,052,959
2016	3,033,943
2017	2,885,682
2018	2,653,942
Thereafter	18,934,177

$32,467,293

(11) Due from Shareholder

        On June 19, 2008, the Company loaned one of its shareholders $116,544 and concurrently entered into a promissory note agreement. On July 1, 2010 the interest rate changed to 0.61% from 8% per annum, and is due upon a liquidity event, as defined. The note receivable balance as of June 6, 2014 and December 31, 2013 was $141,378 and $139,982, respectively, and has been classified as noncurrent on the balance sheets.

(12) Subsequent Events

        The Company has evaluated subsequent events from the balance sheet date through August 11, 2015, the date which the financial statements were available to be issued.

Independent Auditors' Report

The Board of Directors
AquaVenture Holdings LLC:

        We have audited the accompanying financial statements of Atlas Watersystems, Inc., which comprise the balance sheets as of the June 16, 2014 and December 31, 2013, and the related statements of operations, stockholders' equity, and cash flows for the period from January 1, 2014 through June 16, 2014 and the year ended December 31, 2013, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

        Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlas Watersystems, Inc. as of the June 16, 2014 and December 31, 2013, and the results of its operations and its cash flows for the period from January 1, 2014 through June 16, 2014 and the year ended December 31, 2013 in accordance with U.S. generally accepted accounting principles.

                      /s/ KPMG LLP

Providence, Rhode Island
August 5, 2015

Atlas Watersystems, Inc.

Balance Sheets

June 16, 2014 and December 31, 2013

	June 16, 2014	December 31, 2013
Assets
Current assets:
Cash	$165,046	$311,450
Trade accounts receivable, less allowance for doubtful accounts at June 16, 2014 and December 31, 2013, of $30,500 and $25,000, respectively	1,589,577	1,416,279
Inventories	832,473	718,616
Prepaid expenses	222,185	232,878
Other receivables	25,350	26,966

Total current assets	2,834,631	2,706,189

Property and equipment:
Rental equipment	7,052,882	6,548,486
Furniture and fixtures	198,175	195,546
Machinery and equipment	110,142	110,142
Office equipment	1,028,130	1,015,197
Vehicles	1,129,268	1,223,628

	9,518,597	9,092,999
Less accumulated depreciation	(5,575,332)	(5,101,052)

Property and equipment, net	3,943,265	3,991,947

Other assets:
Deposits	16,330	16,330
Other assets	—	9,400
Goodwill	22,356	22,356

Total assets	$6,816,582	$6,746,222

Liabilities and Stockholders' Equity
Current liabilities:
Trade accounts payable	$650,909	$410,249
Accrued expenses and other liabilities	111,813	203,988
Notes payable	79,903	70,766
Current portion of long-term debt	786,852	779,097
Capital lease obligations	6,355	5,953
Deferred revenue	2,020,706	1,927,622
Dividends payable	—	337,500

Total current liabilities	3,656,538	3,735,175
Long-term debt	373,952	743,631
Capital lease obligations	10,152	12,922
Security deposits due to customers	3,755	14,065

Total liabilities	4,044,397	4,505,793

Stockholders' equity:
Common stock, no par value, 450,000 shares authorized, 383,696 shares issued and outstanding	58,841	58,841
Retained earnings	2,713,344	2,181,588

Total stockholders' equity	2,772,185	2,240,429

Total liabilities and stockholders' equity	$6,816,582	$6,746,222

See accompanying notes to the financial statements.

Atlas Watersystems, Inc.

Statements of Operations

Period from January 1, 2014 through June 16, 2014 and Year ended December 31, 2013

	Period from January 1, 2014 through June 16, 2014	Year ended December 31, 2013
Net sales:
Rents	$2,781,698	$5,808,215
Service	1,219,056	2,214,549
Product	1,521,949	3,354,311
Other	—	8,210

Total net sales	5,522,703	11,385,285
Cost of goods sold	3,015,309	6,358,578

Gross profit	2,507,394	5,026,707
Selling, general, and administrative expenses	1,831,544	3,967,903

Operating income	675,850	1,058,804
Other income (expense):
Gain (loss) on disposal of property and equipment	575	(38,974)
Interest expense, net	(30,319)	(104,826)

Income before income tax expense	646,106	915,004
Income taxes	14,350	18,276

Net income	$631,756	$896,728

See accompanying notes to the financial statements.

Atlas Watersystems, Inc.

Statements of Stockholders' Equity

Period from January 1, 2014 through June 16, 2014 and Year ended December 31, 2013

	Common Stock
			Retained Earnings
	Shares	Amount		Total
Balance at December 31, 2012	383,696	$58,841	$1,622,360	$1,681,201
Dividends declared	—	—	(337,500)	(337,500)
Net income	—	—	896,728	896,728

Balance at December 31, 2013	383,696	$58,841	$2,181,588	$2,240,429

Dividends	—	—	(100,000)	(100,000)
Net income	—	—	631,756	631,756

Balance at June 16, 2014	383,696	$58,841	$2,713,344	$2,772,185

See accompanying notes to the financial statements.

Atlas Watersystems, Inc.

Statements of Cash Flows

Period from January 1, 2014 through June 16, 2014 and Year ended December 31, 2013

	Period from January 1, 2014 through June 16, 2014	Year Ended December 31, 2013
Cash flows from operating activities:
Net income	$631,756	$896,728
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	620,249	1,495,143
Bad debt expense	585	20,530
(Gain) loss on disposal of property and equipment	(575)	38,974
(Increase) decrease in operating assets and liabilities:
Trade accounts receivable	(173,883)	(25,582)
Inventories	(113,857)	253,571
Other receivables	—	836
Prepaid expenses	10,693	(16,651)
Trade accounts payable	240,660	(484,871)
Accrued expenses and other liabilities	(92,175)	—
Deferred revenue	93,084	203,017
Customer security deposits	(10,310)	(121,254)

Net cash provided by operating activities	1,206,227	2,260,441

Cash flows from investing activities:
Repayments from note receivable	11,016	23,174
Proceeds from disposal of property and equipment	13,988	1,848
Capital expenditures	(584,980)	(1,164,897)

Net cash used in investing activities	(559,976)	(1,139,875)

Cash flows from financing activities:
Repayment of debt	(361,924)	(863,850)
Dividends paid	(437,500)	—
Borrowings under notes payable	113,623	—
Repayment of notes payable	(104,486)	—
Payments on capital leases	(2,368)	(6,864)

Net cash used in financing activities	(792,655)	(870,714)

Net (decrease) increase in cash	(146,404)	249,852
Cash, beginning of year	311,450	61,598

Cash, at end of year	$165,046	$311,450

Cash paid for taxes	$14,350	$10,624
Cash paid for interest	$35,482	$111,613

See accompanying notes to the financial statements.

Atlas Watersystems, Inc.

Notes to Financial Statements

June 16, 2014 and December 31, 2013

(1) Summary of Significant Accounting Policies

(a)   Description of Business

        Atlas Watersystems, Inc. (the "Company") is a water-technology company that designs, installs, and maintains water purification systems to commercial and residential customers. The Company's headquarters is located in Waltham, Massachusetts and the vast majority of its customers are located throughout New England.

        On June 16, 2014, all of the assets of the Company were acquired by Quench USA, Inc., a Delaware corporation and wholly-owned subsidiary of AquaVenture Holdings LLC (AVH) for a total purchase price of $23.7 million, including $21.2 million in cash and $2.5 million, or 505,285 shares, of Class B shares of AVH.

(b)   Use of Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include impairment of long-lived assets, useful lives of rental assets, recoverability of fixed assets, allowances for doubtful accounts, realizability of inventory, and other contingencies.

(c)   Trade Accounts Receivable

        Trade accounts receivable consist of current amounts due related to invoices on operating leases of Company owned rental units, and amounts due from customers for service work performed or goods sold. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the statements of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. The Company reviews its allowance for doubtful accounts periodically to determine if additional reserves are required. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(d)   Inventories

        Inventories are stated at the lower of average cost or market. As of June 16, 2014 and December 31, 2013, inventory consists of water filtration and related systems, related ancillary products and supplies.

(e)   Prepaid Expenses

        Prepaid expenses and other current assets consist primarily of prepaid software maintenance agreements, prepaid insurance, and rents paid in advance. These assets will be amortized over a twelve-month period or less.

Atlas Watersystems, Inc.

Notes to Financial Statements (Continued)

June 16, 2014 and December 31, 2013

(1) Summary of Significant Accounting Policies (Continued)

(f)    Revenue Recognition

        The Company generates revenue through the sale and rental of equipment, service, and supplies. Revenue related to operating leases is recorded within rental revenue, net of applicable sales taxes, in the statements of operations.

        Rental of Water Filtration and Related Equipment.    The Company generates revenues through the rental of its filtered water and related systems to customers. The rental agreements are accounted for as operating leases and, as a result, revenues are recognized ratably over the rental agreement term. Upon the expiration of the initial rental agreement term, the Company may enter into rental agreement extensions in which revenues are recognized ratably over the extension term. Amounts paid by customers in excess of recognizable revenue are recorded as deferred revenue on the consolidated balance sheets.

        Sale of Water Filtration and Related Equipment, Supplies and Maintenance Services.    The Company recognizes revenues from the sale of water filtration and related equipment, supplies and maintenance services. Revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed and determinable and collectability is reasonably assured.

(g)   Property and Equipment

        Property and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of furniture and equipment are three to seven years, while the estimated useful lives of leasehold improvements are the shorter of the remaining life of the lease or five years. Vehicles and computers have an estimated useful life of three to five years. Capitalized installation and plumbing permits are depreciated over four years. Water filtration and related systems are depreciated over seven years and filtration membranes are depreciated over two years. Total depreciation for the period of January 1, 2014 through June 16, 2014 and for the year ended December 31, 2013 was $402,657 and $963,559, respectively, which is recorded in cost of sales.

        The purchase of property and equipment, including rental equipment, is included in capital expenditures within the statements of cash flows.

(h)   Income Taxes

        Atlas Watersystems, Inc. is registered as an S corporation. As such, all federal income taxes are payable by the stockholders. Therefore, the Company does not record a provision for any federal income tax expense or benefit.

(i)    Long-Lived Assets

        In accordance with the Impairment or Disposal of Long-Lived Assets Subsections of FASB ASC Subtopic 360-10, Property, Plant, and Equipment Overall, long-lived assets, such as property and equipment and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be

Atlas Watersystems, Inc.

Notes to Financial Statements (Continued)

June 16, 2014 and December 31, 2013

(1) Summary of Significant Accounting Policies (Continued)

recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. Management determined that there were no indicators of impairment of long-lived assets at June 16, 2014 and December 31, 2013.

(j)    Commitments and Contingencies

        Liabilities for loss contingencies, arising from claims, assessments, litigation, fines, penalties, and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(k)   Comprehensive Income

        The Company reports comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a period, except for those resulting from investments by and distributions to the stockholders. The Company's comprehensive income is the same as its reported net income for the period from January 1, 2014 through June 16, 2014 and for the year ended December 31, 2013.

(l)    Fair Value Measurements

        The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

  •
  Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

  •
  Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

  •
  Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

        The fair value of cash, trade receivables, trade payables and accrued expenses approximate their carrying values due to their short maturities. The fair value of debt approximates the carrying value of

Atlas Watersystems, Inc.

Notes to Financial Statements (Continued)

June 16, 2014 and December 31, 2013

(1) Summary of Significant Accounting Policies (Continued)

debt because the Company's interest rates approximate currently available interest rates for similar debt.

(2) Significant Risks and Uncertainties Including Business and Credit Concentrations

        Most of the Company's customers are located in the United States. During the periods presented in these financial statements, no single customer accounted for more than 10% of the Company's net sales.

        The Company regularly maintains amounts on deposit in excess of those insured by the FDIC. The Company believes it limits is credit exposure by placing its cash with, what management believes to be, a high credit quality financial institution.

(3) Leases

        The Company entered into a non-cancellable operating lease for its corporate headquarters on February 1, 2013, which expires in 2016. The Company also entered a lease for office and warehouse space on October 1, 2011, which expires in 2016. Minimum rent payments under all operating leases are recognized on a straight-line basis over the term of the lease including any periods of free rent. Rent expense for the period of January 1, 2014 through June 16, 2014 and for the year ended December 31, 2013 was $93,093 and $206,383, respectively.

        The Company also leases warehouse and office equipment under operating leases. Operating lease payments were $18,863 and $42,385 for the period of January 1, 2014 through June 16, 2014 and for the year ended December 31, 2013, respectively.

        Future minimum lease payments under all non-cancellable operating leases as of June 16, 2014 are as follows:

Remaining payments for calendar 2014	$120,011
2015	229,234
2016	75,590
2017	8,770
2018 and beyond	0

$433,605

(4) Long-Term Debt

        The Company is obligated to a lender under a revolving demand line of credit allowing borrowings up to $750,000 and an ACH facility allowing borrowings up to $50,000. Interest is payable monthly at the bank's prime rate subject to a floor of 4.00%. Borrowings are collateralized by all corporate assets and mature July 31, 2014. As of June 16, 2014 and December 31, 2013 there was no balance outstanding under this line of credit. The Company has three term notes with four-year terms with fixed interest rates varying from 4.00% to 5.50%. The Company also finances vehicles and some equipment with term promissory notes with fixed interest rates ranging from 5.50% to 13.00%.

Atlas Watersystems, Inc.

Notes to Financial Statements (Continued)

June 16, 2014 and December 31, 2013

(4) Long-Term Debt (Continued)

        Long-term debt at June 16, 2014 and December 31, 2013 consists of the following:

	2014	2013
Term notes payable	$951,473	$1,266,110
Vehicle notes	209,331	256,618

Total long-term debt	$1,160,804	$1,522,728

Less: current installments	786,852	779,097

	$373,952	$743,631

        Aggregate annual maturities of long-term debt subsequent to June 16, 2014 are as follows:

Remaining payments for calendar 2014	$420,930
2015	620,487
2016	110,187
2017	9,200
2018 and beyond	0

$1,160,804

(5) Income Taxes

        Atlas Watersystems, Inc. files a U.S. federal income tax return and U.S. state income tax returns in several jurisdictions. In general, the U.S. federal and state income tax returns remain open to examination by taxing authorities for tax years beginning in 2010 to present. If the taxing authorities determine that there are adjustments, the resulting liability will be due from the stockholders.

(6) Commitments and Contingencies

        The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

        The Company sponsors a 401(k) profit sharing plan covering eligible employees meeting certain age and length of service requirements. Company contributions are made at the discretion of the board of directors. Expense related to the plan for the period of January 1, 2014 through June 16, 2014 and for the year ended December 31, 2013 was $24,655 and $51,177, respectively.

(7) Subsequent Events

        The Company has evaluated subsequent events from the balance sheet date through August 5, 2015, the date which the financial statements were available to be issued.

Independent Auditors' Report

The Board of Directors
AquaVenture Holdings LLC:

        We have audited the accompanying financial statements of Macke Water Systems, Inc., which comprise the balance sheets as of April 18, 2014 and December 31, 2013, and the related statements of operations, stockholders' equity, and cash flows for the period of January 1, 2014 through April 18, 2014 and for the year ended December 31, 2013, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

        Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Macke Water Systems, Inc. as of April 18, 2014 and December 31, 2013, and the results of its operations and its cash flows for the period of January 1, 2014 through April 18, 2014 and the year ended December 31, 2013 in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Providence, Rhode Island August 5, 2015

Macke Water Systems, Inc.

Balance Sheets

April 18, 2014 and December 31, 2013

	April 18, 2014	December 31, 2013
Assets
Current Assets:
Cash	$105,528	$533,392
Trade accounts receivable, less allowance for doubtful accounts at April 18, 2014 and December 31, 2013, of $58,231	1,078,586	848,556
Inventories	352,464	347,059
Prepaid expenses and other assets	89,414	68,838

Total current assets	1,625,992	1,797,845

Property and equipment, net:
Rental equipment	4,565,581	4,540,153
Furniture and fixtures	17,562	17,562
Machinery and equipment	47,519	47,519
Office equipment	40,907	40,617
Vehicles	638,789	660,114

	5,310,358	5,305,965
Less accumulated depreciation	(3,426,789)	(3,260,938)

Property and equipment, net	1,883,569	2,045,027

Total assets	$3,509,561	$3,842,872

Liabilities and Stockholders' Equity
Current Liabilities:
Trade accounts payable	$65,574	$139,230
Accrued expenses and other liabilities	60,418	168,182
Deferred revenue	1,216,978	958,987
Current portion of long-term debt	98,849	169,857

Total current liabilities	1,441,819	1,436,256
Long-term debt	131,782	145,087
Security deposits due to customers	645,232	637,512

Total liabilities	2,218,833	2,218,855

Stockholders' Equity:
Common stock, no par value, 10,000 shares authorized, 1,000 shares issue and outstanding	—	—
Retained earnings	1,290,728	1,624,017

Total stockholders' equity	1,290,728	1,624,017

Total liabilities and stockholders' equity	$3,509,561	$3,842,872

See accompanying notes to the financial statements.

Macke Water Systems, Inc.

Statements of Operations

Period from January 1, 2014 through April 18, 2014 and Year ended December 31, 2013

	Period from January 1, 2014 through April 18, 2014	Year Ended December 31, 2013
Net sales:
Rental revenue	$2,273,394	$7,580,575
Service and installation	279,779	856,317
Coffee and other	657,146	2,041,853

Total net sales	3,210,319	10,478,745
Cost of goods sold	1,191,449	3,727,073

Gross profit	2,018,870	6,751,672
Selling, general, and administrative expenses	1,384,423	2,338,003

Operating income	634,447	4,413,669
Other expense:
Interest expense, net	2,736	2,479

Net income	$631,711	$4,411,190

See accompanying notes to the financial statements.

Macke Water Systems, Inc.

Statements of Stockholders' Equity

Period from January 1, 2014 through April 18, 2014 and Year ended December 31, 2013

	Common Stock
			Retained Earnings
	Shares	Amount		Total
Balance at December 31, 2012	1,000	$—	$1,492,827	$1,492,827
Dividends	—	—	(4,280,000)	(4,280,000)
Net income	—	—	4,411,190	4,411,190

Balance at December 31, 2013	1,000	$—	$1,624,017	$1,624,017
Dividends	—	—	(965,000)	(965,000)
Net income	—	—	631,711	631,711

Balance at April 18, 2014	1,000	$—	$1,290,728	$1,290,728

See accompanying notes to the financial statements.

Macke Water Systems, Inc.

Statements of Cash Flows

Period from January 1, 2014 through April 18, 2014 and Year ended December 31, 2013

	Period from January 1, 2014 through April 18, 2014	Year Ended December 31, 2013
Cash flows from operating activities:
Net income	$631,711	$4,411,190
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	202,608	662,096
Bad debt expense	17,528	9,757
(Increase) decrease in operating assets and liabilities:
Trade accounts receivable	(247,559)	(114,050)
Inventories	(5,405)	(325,842)
Prepaid expenses and other assets	(20,576)	(25,731)
Trade accounts payable	(73,656)	(26,594)
Accrued expenses and other liabilities	(107,763)	26,960
Deferred revenue	257,991	18,343
Customer security deposits	7,720	11,333

Net cash provided by operating activities	662,599	4,647,463

Cash flows from investing activities:
Capital expenditures	(41,150)	(348,763)

Net cash used in investing activities	(41,150)	(348,763)

Cash flows from financing activities:
Repayment of debt	(88,547)	(60,000)
Dividends paid	(965,000)	(4,280,000)
Borrowings under vehicle notes payable	42,328	166,237
Payments on vehicle notes payable	(38,094)	(111,209)

Net cash used in financing activities	(1,049,313)	(4,284,972)

Net (decrease) increase in cash	(427,864)	13,728
Cash, beginning of period	533,392	519,664

Cash, at end of period	$105,528	$533,392

Cash paid for taxes	$32,765	$53,458
Cash paid for interest	$1,983	$2,749

See accompanying notes to the financial statements.

Macke Water Systems, Inc.

Notes to Financial Statements

April 18, 2014 and December 31, 2013

(1) Summary of Significant Accounting Policies

(a)   Description of Business

        Macke Water Systems, Inc. (the "Company") is a business-to-business water-technology company that installs, leases and services bottleless water filtration and related systems as well as ice machines, coffee brewers and related ancillary products. The Company's headquarters is located in Wheeling, Illinois and the vast majority of its customers are located in the United States.

        On April 18, 2014, all of the Company's stock was acquired by Quench USA, Inc., for a total cash purchase price of $42.1 million. The Company was simultaneously liquidated and merged into Quench USA, Inc.

(b)   Use of Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include impairment of long-lived assets, useful lives of rental assets, recoverability of fixed assets, allowances for doubtful accounts, realizability of inventory, and other contingencies.

(c)   Trade Accounts Receivable

        Trade accounts receivable consist of current amounts due related to invoices on operating leases of Company owned rental units, and amounts due from customers for service work performed or goods sold. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the statements of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. The Company reviews its allowance for doubtful accounts periodically to determine if additional reserves are required. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(d)   Inventories

        Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. As of April 18, 2014 and December 31, 2013, inventory consists of water filtration and related systems, related ancillary products and parts.

(e)   Prepaid Expenses and Other Current Assets

        Prepaid expenses and other current assets consist primarily of prepaid software maintenance agreements, and rents paid in advance. These assets will be amortized over a twelve month period or less.

Macke Water Systems, Inc.

Notes to Financial Statements (Continued)

April 18, 2014 and December 31, 2013

(1) Summary of Significant Accounting Policies (Continued)

(f)    Revenue Recognition

        The Company generates revenue through the sale and rental of equipment, service, and supplies. Revenue related to operating leases is recorded within rental revenue, net of applicable sales taxes, in the statements of operations.

        Rental of Water Filtration and Related Equipment.    The Company generates revenues through the rental of its filtered water and related systems to customers. The rental agreements are accounted for as operating leases and, as a result, revenues are recognized ratably over the rental agreement term. Upon the expiration of the initial rental agreement term, the Company may enter into rental agreement extensions in which revenues are recognized ratably over the extension term. Amounts paid by customers in excess of recognizable revenue are recorded as deferred revenue on the consolidated balance sheets.

        Sale of Water Filtration and Related Equipment, Supplies and Maintenance Services.    The Company recognizes revenues from the sale of water filtration and related equipment, supplies and maintenance services. Revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed and determinable and collectability is reasonably assured.

(g)   Property and Equipment

        Property and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of furniture and equipment are five to seven years, while the estimated useful lives of leasehold improvements are the shorter of the remaining life of the lease or seven years. Vehicles and computers have a three-year estimated useful life. Water filtration and related systems are depreciated over seven years. Total depreciation for the period of January 1, 2014 through April 18, 2014 and for the year ended December 31, 2013 was $384,468 and $662,096, respectively, which is recorded in cost of goods sold.

        The purchase of property and equipment, including water filtration and related systems, is included in capital expenditures within the statements of cash flows.

(h)   Income Taxes

        Macke Water Systems, Inc. is registered as an S Corporation. As such, all income taxes are payable by the shareholders. Therefore, the Company does not record a provision for any income tax expense or benefit.

(i)    Long-Lived Assets

        In accordance with the Impairment or Disposal of Long-Lived Assets Subsections of FASB ASC Subtopic 360-10, Property, Plant, and Equipment Overall, long-lived assets, such as property and equipment and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that

Macke Water Systems, Inc.

Notes to Financial Statements (Continued)

April 18, 2014 and December 31, 2013

(1) Summary of Significant Accounting Policies (Continued)

asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. Management determined that there were no indicators of impairment of long-lived assets at April 18, 2014 and December 31, 2013.

(j)    Commitments and Contingencies

        Liabilities for loss contingencies, arising from claims, assessments, litigation, fines, penalties, and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(k)   Comprehensive Income

        The Company reports comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a period, except for those resulting from investments by and distributions to the shareholders. The Company's comprehensive income is the same as its reported net income for the period from January 1, 2014 through April 18, 2014 and for the year ended December 31, 2013.

(l)    Fair Value Measurements

        The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

  •
  Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

  •
  Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

  •
  Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

        The fair value of cash, trade receivables, trade payables and accrued expenses approximate their carrying values due to their short maturities. The fair value of debt approximates the carrying value of debt because the Company's interest rates approximate currently available interest rates for similar debt.

Macke Water Systems, Inc.

Notes to Financial Statements (Continued)

April 18, 2014 and December 31, 2013

(2) Significant Risks and Uncertainties Including Business and Credit Concentrations

        Most of the Company's customers are located in the United States. During the periods presented in these financial statements, no single customer accounted for more than 10% of the Company's net sales.

        The Company regularly maintains amounts on deposit in excess of those insured by the FDIC. The Company believes it limits is credit exposure by placing its cash with, what management believes to be, a high credit quality financial institution.

        The Company acquired the majority of its equipment from an entity that was owned by a material shareholder of the Company. The equipment was acquired under arms-length terms and conditions. Purchases for the period of January 1, 2014 through April 18, 2014 and for the year ended December 31, 2013 were $18,900 and $94,000, respectively. Management believes the equipment could be sourced from alternative vendors if necessary.

(3) Leases

        The Company entered into a non-cancellable operating lease for its corporate headquarters on October 1, 2013, which expires in 2018. Rental payments include minimum rentals and common area usage fees.

        Minimum rent payments under all operating leases are recognized on a straight-line basis over the term of the lease including any periods of free rent. Rent expense for the period of January 1, 2014 through April 18, 2014 and for the year ended December 31, 2013 was $59,502 and $179,335, respectively.

        Future minimum lease payments under all non-cancellable operating leases as of April 18, 2014 are as follows:

Remaining payments for calendar 2014	$109,426
2015	114,456
2016	90,078
2017	92,325
2018 and beyond	68,814

$475,100

(4) Long-Term Debt

        The Company finances vehicles for a three to four year term with an interest rate of 1.61%.

Macke Water Systems, Inc.

Notes to Financial Statements (Continued)

April 18, 2014 and December 31, 2013

(4) Long-Term Debt (Continued)

        Long-term debt at April 18, 2014 and December 31, 2013 consists of the following:

	2014	2013
Bank Loan	$—	$88,547
Borrowings under vehicle notes	230,631	226,397

Total long-term debt	230,631	314,944
Less current installments	(98,849)	(169,857)

	$131,782	$145,087

        Aggregate annual maturities of long-term debt subsequent to December 31, 2013 are as follows:

Remaining payments for calendar 2014	$66,682
2015	86,251
2016	59,401
2017	18,297
2018 and beyond	—

$230,631

(5) Income Taxes

        Macke Water Systems, Inc. files a U.S. federal income tax return, and files U.S. state income tax returns in several jurisdictions as well. In general, the U.S. federal and state income tax returns remain open to examination by taxing authorities for tax years beginning in 2010 to present.

(6) Commitments and Contingencies

        The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

        The Company has a 401(k) Plan covering substantially all employees over the age of 21. Employees may contribute up to 100% of their annual compensation to the plan, not to exceed IRS limits. The Company may match up to 50% of the first 6% of the employee's compensation deferred. Employees are 100% vested immediately as to their contributions and vest over a 5 year period as to the Company's contributions. Expense related to the plan for the period of January 1, 2014 through April 18, 2014 and for the year ended December 31, 2013 was $8,133 and $25,579, respectively.

(7) Subsequent Events

        The Company has evaluated subsequent events from the balance sheet date through August 5, 2015, the date which the financial statements were available to be issued.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

        The following unaudited combined condensed pro forma financial information has been derived by the application of pro forma adjustments to the historical consolidated financial statements of AquaVenture Holdings LLC and Subsidiaries included elsewhere in this prospectus. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2014 gives pro forma effect to the following: (i) Quench acquisition; (ii) Atlas acquisition; (iii) Macke acquisition by Quench; and (iv) proceeds from the $10.0 million Tranche C and $10.0 million Tranche D term loans of the Amended Loan and Security Agreement between a lender and Quench ("Quench Loan Agreement"), as if each had occurred on January 1, 2014. We collectively refer to the adjustments relating to Quench, Atlas and Macke acquisitions, including the financing thereof through the Tranche C and D term loans of the Quench Loan Agreement, as the "Acquisition Adjustments." The pro forma effect of the Biwater and Region-X acquisitions have not been included in the unaudited pro forma condensed consolidated financial information as each is not considered a significant acquisition. The adjustments, which are based upon available information and upon assumptions that management believes to be reasonable, are described in the accompanying notes. The unaudited pro forma condensed consolidated financial information is for informational purposes only and should not be considered indicative of actual results that would have been achieved had the transactions noted previously actually been consummated on the dates indicated and does not purport to be indicative of results of operations as of any future date or for any future period.

        The unaudited pro forma condensed consolidated financial information reflects acquisitions accounted for under the acquisition method of accounting. Under the acquisition method of accounting, the purchase price of an acquisition is allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. To the extent the purchase price exceeds the fair value of the net identifiable tangible and intangible assets acquired and liabilities assumed, such excess is allocated to goodwill.

        The unaudited pro forma condensed consolidated financial information and the related notes hereto should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Operating Results," our historical consolidated financial statements and the related notes thereto, the financial statements and the related notes thereto for each of Quench, Atlas and Macke, in each case included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2014

(In Thousands)

	Historical (a)	Quench Acquisition (b)	Atlas Acquisition (c)	Macke Acquisition (d)	Acquisition Adjustments		Pro Forma
Revenues	$67,127	$14,349	$5,523	$3,210	$—		$90,209
Cost of revenues	34,112	6,458	3,015	1,191	—		44,776

Gross profit	33,015	7,891	2,508	2,019	—		45,433
Selling, general and administrative expenses	31,653	10,686	1,832	1,384	(319	)(e)	45,236

Income (loss) from operations	1,362	(2,795)	676	635	319		197
Other expense	(5,473)	(1,104)	(30)	(3)	(714	)(f)	(7,324)

(Loss) income before income tax expense	(4,111)	(3,899)	646	632	(395)		(7,127)
Income tax (benefit) expense	(1,984)	(9,310)	14	—	9,310	(g)	(1,970)

Net (loss) income	$(2,127)	$5,411	$632	$632	$(9,705)		$(5,157)

See accompanying notes to the unaudited pro forma condensed consolidated financial information.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

(a)
Derived from the audited consolidated statement of operations for AquaVenture Holdings LLC for the year ended December 31, 2014.

(b)
Derived from the audited statement of operations for Quench for the period from January 1, 2014 through June 6, 2014.

  On June 6, 2014, AquaVenture Holdings LLC acquired all of the assets of Quench USA Holdings LLC (the "Contributor") in exchange for AquaVenture's issuance of 29,036,947 Class Q shares and 2,829,598 Class B shares. The assets of the Contributor included all issued and outstanding capital stock of Quench USA and any cash held. The Class Q shares and Class B shares issued to the Contributor had a fair value at the time of contribution of $143.7 million and $14.0 million, respectively (or an aggregate purchase price of $157.7 million).

  The following table summarizes the purchase price allocated to the fair value of assets acquired, including intangibles recorded in conjunction with the business combination, and liabilities assumed (in thousands):

Assets acquired:
Cash and cash equivalents	$7,804
Trade receivables	5,584
Inventory	2,795
Property, plant and equipment	12,009
Other assets	1,458
Subscription receivable	2,500
Customer relationships	48,330
Trade names	5,130
Non-compete agreements	110
Goodwill	112,420

Total assets acquired	198,140
Liabilities assumed:
Accounts payable and accrued liabilities	(4,912)
Deferred revenue	(2,961)
Other current liabilities	(306)
Long-term debt	(30,192)
Acquisition contingent consideration	(2,103)

Total liabilities assumed	(40,474)

Total purchase price	$157,666

  The assets and liabilities in the purchase price allocation are stated at fair value based on estimates of fair value using available information and making assumptions management believes are reasonable. The intangibles will be amortized on a straight-line basis over the useful life which we determined to be 23.6 years for trade names, 5.0 years for non-compete agreements and 15.0 years for customer relationships.

(c)
Derived from the audited statement of operations for Atlas for the period from January 1, 2014 through June 16, 2014.

  On June 16, 2014, Quench USA, then a wholly-owned subsidiary of AquaVenture, acquired all of the assets and certain liabilities of Atlas, pursuant to an Asset Purchase Agreement ("Atlas Purchase Agreement"). Under the terms of the Atlas Purchase Agreement, all of the assets of

  Atlas were acquired for a total purchase price of $23.6 million, after giving effect to a $129 thousand post-closing working capital adjustment due to the Company. The consideration included $21.1 million in cash and $2.5 million, or 505,285 shares, of Class B shares of AquaVenture.

  The following table summarizes the purchase price allocated to the fair value of assets acquired, including intangibles recorded in conjunction with the business combination, and liabilities assumed (in thousands):

Assets acquired:
Trade receivables	$1,559
Inventory	832
Property, plant and equipment	3,658
Other assets	123
Customer relationships	8,864
Trade names	16
Non-compete agreements	80
Goodwill	10,585

Total assets acquired	25,717

Liabilities assumed:
Deferred revenue	(1,920)
Other liabilities	(226)

Total liabilities assumed	(2,146)

Total purchase price	$23,571

  The assets and liabilities in the purchase price allocation are stated at fair value based on estimates of fair value using available information and making assumptions management believes are reasonable. The intangibles will be amortized on a straight-line basis over the useful life which we determined to be 2.0 years for trade names, 4.0 years for non-compete agreements and 15.0 years for customer relationships.

(d)
Derived from the audited statement of operations for Macke for the period from January 1, 2014 through April 18, 2014.

  On April 18, 2014, Quench USA, prior to being a wholly-owned subsidiary of AquaVenture, acquired all of the stock of Macke, pursuant to a Stock Purchase Agreement ("Macke Purchase Agreement"). Under the terms of the Macke Purchase Agreement, all of the stock was acquired for a total cash purchase price of $42.1 million.

  The intangibles and related amortization resulting from the acquisition of Macke were subsequently revalued and included within the Quench USA purchase price allocation at the time Quench USA was acquired by AquaVenture.

(e)
The pro forma acquisition adjustment is to record a reduction to selling, general and administrative costs of $319 thousand, which was attributable to the following:

•
An adjustment to reflect the elimination of the acquisition-related expenses of $1.1 million incurred in connection with the acquisitions of Quench, as included in the audited consolidated statement of operations of AquaVenture Holdings LLC for the year ended December 31, 2014, and Macke, as included in the audited statement of operations for Quench for the period from January 1, 2014 through June 6, 2014. The acquisition-related expenses for the acquisition of Atlas were not significant during the year ended December 31, 2014.

  •
  An adjustment to record additional amortization expense of $731 thousand related to the identifiable intangible assets acquired in the Quench and Atlas transactions as if the acquisitions occurred on January 1, 2014. No additional amortization expense was recorded for the identifiable intangible assets acquired in the Macke acquisition as all of those intangibles were valued collectively on the Quench acquisition date as of June 6, 2014.

(f)
The pro forma acquisition adjustment is to record additional interest expense of $714 thousand, which was attributable to proceeds from Tranche C and D of the Quench Loan Agreement. On April 18, 2014, Quench withdrew the full $10.0 million under the previously undrawn Tranche C Term Loan of the Quench Loan Agreement. The proceeds from the borrowings under the Tranche C Term Loan of $10.0 million were in direct connection with the acquisition of Macke. On June 16, 2014, Quench executed the third amendment to the Quench Loan Agreement and withdrew $10.0 million under the Tranche D Term Loan. The proceeds from the borrowings under the Tranche D Term Loan of $10.0 million were in direct connection with the acquisition of Atlas. An adjustment of $673 thousand was recorded to reflect additional estimated interest expense on the proceeds from borrowings under the Tranche C Term loan and Tranche D Term Loan had the debt been outstanding as of January 1, 2014. An estimated interest rate of 9.0% per annum was used to calculate the estimated interest expense.

  As a result of the issuance of warrants at the time of the withdrawals under both the Tranche C Term loan and Tranche D Term Loan, a discount on the Quench Loan Agreement was recorded which will be amortized over the remaining term of both term loans. An adjustment of $29 thousand was recorded to reflect the accretion of the discount, which is recorded as interest expense, had the related Amended Loan and Security Agreement debt been outstanding as of January 1, 2014.

  Additionally, we incurred $115 thousand of debt financing fees in relation to the Tranche D Term Loan. These fees are amortized over remaining term of the debt using the effective interest method. An adjustment of $12 thousand was recorded to reflect additional amortization expense of the debt financing fees, which is recorded as interest expense, had the related Tranche D Term Loan been outstanding as of January 1, 2014.

(g)
The pro forma acquisition adjustment is to eliminate the effect of the income tax benefit recorded in the Quench statement of operations for the period from January 1, 2014 through June 6, 2014. The income tax benefit was related to the recognition of a deferred tax liability for the identifiable intangibles acquired in the Macke acquisition and a corresponding reduction in the valuation allowance on existing Quench deferred tax assets. The income tax benefit was eliminated from the unaudited pro forma condensed consolidated statement of operations as the intangibles related to the Macke acquisition recorded by Quench were subsequently revalued and included within the Quench USA purchase price allocation with no recognized deferred tax liability.

AquaVenture Holdings LLC

            Common Shares

PRELIMINARY PROSPECTUS

                        , 2015

Joint Book-Running Managers

Citigroup	Deutsche Bank Securities	RBC Capital Markets

Co-Managers

Canaccord Genuity	Raymond James

        Until                        , 2015 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee, and the listing fee.

SEC registration fee		$11,620
FINRA filing fee		15,500
Listing fee			*
Printing and engraving expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Transfer agent and registrar fees and expenses			*
Miscellaneous			*

Total	$		*

*
To be completed by amendment.

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Prior to the completion of this offering, we expect to adopt amended and restated articles of association, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Curaçao law. Consequently, our directors will not be personally liable to us or our shareholders for monetary damages for any breach of fiduciary duties as directors.

        Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Curaçao Civil Code is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Curaçao Civil Code.

        In addition, prior to the completion of this offering, we expect to adopt amended and restated articles of association which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our articles of association are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our articles of association will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

        Further, prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Curaçao Civil Code. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

        The limitation of liability and indemnification provisions that are expected to be included in our articles of association and in indemnification agreements that we enter into with our directors and executive officers may discourage shareholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other shareholders. Further, a shareholder's investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

        We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

        The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of AquaVenture Holdings N.V. and its officers and directors for certain liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, and otherwise.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES.

        Since January 1, 2012, we made sales of the following unregistered securities:

  •
  AquaVenture Holdings LLC granted to our employees, consultants and other service providers options to purchase an aggregate of 685,000 ordinary common shares under our Equity Incentive Plan at exercise prices ranging from $0.50 to $0.60 per share and 176,500 Class B shares under our Equity Incentive Plan at an exercise price of $4.9477 per share.

  •
  We issued to our employees, consultants and other service providers an aggregate of 228,626 shares of ordinary common stock upon the exercise of options for aggregate consideration of $118,657.

  •
  On June 16, 2014, we issued warrants to ORIX Finance Equity Investors, LP that are exercisable for an aggregate of 60,635 shares of our Class B shares at $4.9477 per share. Additionally, ORIX Finance Equity Investors, LP holds warrants for 956,250 shares of Ordinary Shares of Quench USA Holdings LLC exercisable at $1.00 per share.

  •
  In December 2013, Quench issued an aggregate of 21,050,000 of its Ordinary Shares, for aggregate consideration of $21,050,000.

  •
  In June through September 2014, in connection with our acquisition of the assets of Quench USA Holdings LLC, we issued an aggregate of 10,638,257 of our Class B shares, for aggregate consideration of $52.6 million. Additionally, we issued to Quench USA Holdings LLC, currently a holder of more than 5% of our voting securities, 29,036,947 of our Class Q shares and 2,829,598 Class B shares in exchange for all its assets in a transaction valued at $157.7 million in the aggregate. The fair value of the Class Q and B shares at the time of the Quench USA Holdings LLC transaction was $143.7 million and $14.0 million, respectively.

  •
  On June 6, 2014, AquaVenture Holdings LLC in connection with a contribution agreement with Quench USA Holdings LLC issued Class Q shares and Class B shares, which were valued at the time at $157,666,101 in the aggregate, to Quench USA Holdings LLC, in exchange for all of its assets. Immediately prior to the issuance, certain shareholders of Quench USA Holdings LLC, purchased Class B shares through Quench USA Holdings LLC which provided equivalent economic interests as AquaVenture Class B shares.

  •
  In April 2015, we issued an aggregate of 6,063,424 of our Class B shares, for aggregate consideration of $30,000,003.

  •
  In May 2015, we issued an aggregate of 278,415 of our Class B shares, for aggregate consideration of $1,377,514.

  •
  In August 2015, AquaVenture Holdings LLC issued an aggregate of 49,220 Class B shares pursuant to a preemptive rights offering for aggregate consideration of $243,526.

        We believe these transactions were exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about our company.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)
Exhibits.

        See the Exhibit Index on the page immediately following the signature page for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b)
Financial Statement Schedules.

        Schedules not listed above have been omitted because the information requested to be set forth herein is not applicable or is presented within the consolidated financial statements included in the prospectus that is part of this registration statement.

ITEM 17.    UNDERTAKINGS.

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

          (i)  any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

         (ii)  any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

        (iii)  the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

        (iv)  any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, State of Florida, on September 25, 2015.

AQUAVENTURE HOLDINGS LLC
By:	/s/ DOUGLAS R. BROWN Douglas R. Brown Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Douglas R. Brown and Anthony Ibarguen as his true and lawful attorneys-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign the Registration Statement on Form S-1 of AquaVenture Holdings LLC, and any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DOUGLAS R. BROWN Douglas R. Brown	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	September 25, 2015
/s/ ANTHONY IBARGUEN Anthony Ibarguen	President and Director	September 25, 2015
/s/ LEE S. MULLER Lee S. Muller	Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	September 25, 2015
/s/ MICHAEL J. BEVAN Michael J. Bevan	Director	September 25, 2015

Signature	Title	Date

/s/ EVAN LOVELL Evan Lovell	Director	September 25, 2015
/s/ HUGH EVANS Hugh Evans	Director	September 25, 2015
/s/ PAUL HANRAHAN Paul Hanrahan	Director	September 25, 2015
/s/ BRIAN O'NEILL Brian O'Neill	Director	September 25, 2015
/s/ CYRIL MEDUÑA Cyril Meduña	Director	September 25, 2015
/s/ RICHARD REILLY Richard Reilly	Director	September 25, 2015

EXHIBIT INDEX

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement.
3.1	*	Amended and Restated Memorandum and Articles of Association as currently in effect.
3.3	*	Articles of Association of the Registrant, as currently in effect.
3.4	*	Form of Articles of Association of the registrant to be adopted immediately prior to the completion of this offering.
4.1	*	Form of stock certificate of the Registrant.
4.2		Fourth Amended and Restated Investor Rights Agreement, dated June 6, 2014, by and among the registrant and certain of its shareholders.
5.1	*	Opinion of Spigt Dutch Caribbean N.V.
10.1	*	Form of Indemnity Agreement between the Registrant and each of its directors and executive officers.
10.2	#*	Equity Incentive Plan, as amended, and forms of award agreements thereunder.
10.3	#*	2015 Stock and Incentive Plan, as amended, and forms of award agreements thereunder.
10.4	#	Employment letter with Douglas R. Brown
10.5	#	Employment letter with Lee S. Muller
10.6	#	Employment letter with Anthony Ibarguen
10.7	+	Water Sale Agreement, dated May 7, 2010, among Seven Seas Water (Trinidad) Unlimited, Seven Seas Water Corporation and Water & Sewerage Authority Trinidad and Tobago, as amended.
10.8	*	Amendment, Waiver and Consent Letter, dated June 11, 2015, to Biwater (BVI) Ltd. from Barclays Bank PLC, as amended.
10.9		Credit Agreement, dated April 9, 2012 between the Bank of Nova Scotia and Seven Seas Water (Trinidad), as amended.
10.10		Credit Agreement, dated March 27, 2013, among Seven Seas Water (USVI), AquaVenture Holdings LLC, the Bank of Nova Scotia and Firstbank Puerto Rico, as amended.
10.11		Credit Agreement, dated as of June 18, 2015, between Registrant and Citibank, N.A.
10.12	*	Waiver Letter dated September 16, 2015 to Biwater (BVI) Ltd. from Barclays Bank PLC
21.1	*	List of Subsidiaries
23.1		Consent of KPMG LLP
23.2		Consent of KPMG LLP
23.3		Consent of KPMG LLP
23.4		Consent of KPMG LLP
23.5	*	Consent of Spigt Dutch Caribbean N.V. (included in Exhibit 5.1).
24.1		Power of Attorney (included on signature page).

*
To be filed by amendment.

#
Indicates management contract or compensatory plan, contract or agreement.

+
Portions of this agreement have been redacted pursuant to a request for confidential treatment with the SEC.